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03024231

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME SABMiller

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED JUL 11 2003 THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 4938 FISCAL YEAR 3-31-03

Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/03



The difference is clear

Highlights in 2002/3

	2003 US$m#	2002 US$m	% change
Turnover	**9,112**	4,364	109
Excluding Miller	**5,639**	4,364	29
EBITA *	**1,270**	766	66
Excluding Miller	**1,020**	766	33
Profit before tax	**770**	606	27
Adjusted profit before tax **	**1,107**	668	66
Adjusted earnings **	**581**	350	66
Adjusted earnings per share **			
US cents	**54.0**	48.7	11
UK pence (up 3%)	**34.9**	34.0	
SA cents (up 9%)	**513.0**	472.5	
Basic earnings per share (US cents)	**27.5**	40.7	(32)
Dividends per share (US cents)	**25.0**	25.0	–

Includes Miller Brewing Company for nine months, except where indicated.

* Earnings before interest, taxation and goodwill amortisation, and before exceptional items.

** Adjusted profit before tax and adjusted earnings exclude exceptional items and goodwill amortisation.

- Total beverage volumes up 52% to 151.4 million hectolitres (hls), organic growth of 3.0%
- Total lager volumes increase 65% to 115.8 million hls, organic growth of 4.2%
- Strong performances and EBITA margin improvement in Beer South Africa, Europe and Africa & Asia
- Adjusted earnings per share increase by 11%
- Miller Brewing Company acquired and being integrated into the group
- Birra Peroni and Shaw Wallace transactions announced

Front cover: **Building market share in the Czech Republic – refer to pages 14 and 15.**

The front cover of our annual report for 2003 features Petra Biskupova, group brand manager, Plzeňský Prazdroj.



When it comes to brewing great beers and building great brands, SABMiller is up there with the very best.



With a long heritage in brewing, and brands that touch the lives of hundreds of millions of consumers around the world, the business is unique.



The difference is clear in everything the company does. SABMiller employees are driven by the passion for its products, the thirst for hard work and an obsession with getting every detail right. SABMiller strives to achieve commercial success wherever in the world it operates, while recognising the need to make a positive contribution to communities, the environment and to its employees.





It's an approach that has helped export the company's strengths far beyond its roots in South Africa, to most of Africa, Asia, Europe and Central America, and now to the USA through its acquisition of Miller. SABMiller's aim is clear – to grow the business and add value in a responsible and sustainable way.



SABMiller Today

SABMiller's strategy is to:

- **Drive volume and productivity**
- **Optimise and expand its existing positions through acquisition**
- **Seek value-adding opportunities to enhance its position as a global brewer**
- **Grow its brands in the international premium beer segment**

Achieve profitable growth as a leading player in the global beer market


Lite

North America

Total number of breweries	9
Total brewing capacity (hls 000s)	63,800
Total volumes sold (hls 000s)	
– Lager	33,852*
– Carbonated soft drinks (CSDs)	55*
Average number of employees	4,559*

Turnover US$3,473m*
EBITA US$250m#

SAB plc acquired 100% of Miller Brewing Company, the second largest brewer in the United States of America, from Altria Group, Inc. (formerly Philip Morris Companies Inc.) in July 2002. Following this acquisition, the group changed its name to SABMiller plc.

*Nine months
#Pre-exceptional items



Central America

Total number of breweries	3
Total number of bottling plants	6
Total brewing capacity (hls 000s)	2,700
Total bottling capacity (hls 000s)	12,200
Total volumes sold (hls 000s)	
– Lager	1,747
– CSDs	6,257
– Other beverages	2,499
Average number of employees	7,374

Turnover US$514m
EBITA US$56m#

In November 2001, SABMiller formed Bevco with CAB, a holding company for the beverage interests of a prominent local family consortium. CAB contributed to Bevco its interest in the largest brewer and soft drinks bottler (Coca-Cola) in El Salvador. Simultaneously, SABMiller entered the Honduran market through the acquisition of Cerveceria Hondurena, and contributed this to Bevco.

#Pre-exceptional items



Europe

Total number of breweries	18
Total number of bottling plants	1
Total brewing capacity (hls 000s)	35,700
Total bottling capacity (hls 000s)	200
Total volumes sold (hls 000s)	
– Lager	24,472
– Other beverages	137
Average number of employees	8,959

Turnover US$1,646m
EBITA US$275m

SABMiller entered Europe through its purchase of Dreher in Hungary in 1993, and since then has developed through acquisition and organic growth, most recently by taking a majority stake in Birra Peroni in June 2003. The group now has operations in eight countries and is one of the largest brewers in Europe.



Africa

Total number of breweries	44*
Total number of bottling plants	10
Total brewing capacity (hls 000s)	18,900
Total bottling capacity (hls 000s)	5,200
Total volumes sold (hls 000s)**	
– Lager	31,332
– CSDs	4,206
– Other beverages	9,920
Average number of employees**	7,305

Turnover US$1,209m**
EBITA US$233m**

SABMiller Africa and the Castel Group entered into a strategic alliance in April 2001 for their operations in Africa (excluding South Africa and Namibia). This strategic alliance is a long-term relationship, which will enhance the development of both groups' beer and beverage businesses.

*Includes 30 commercial sorghum breweries.
Castel breweries not included.
**Africa & Asia figures combined


K-LION

Asia

Total number of breweries	41
Total number of bottling plants	2
Total brewing capacity (hls 000s)	43,100
Total bottling capacity (hls 000s)	4,000
Total volumes sold (hls 000s)*	
– Lager	31,332
– CSDs	4,206
– Other beverages	9,920
Average number of employees	7,305*

Turnover US$1,209m*
EBITA US$233m*

SABMiller has operated in China since 1994 through China Resources Breweries (CRB), a joint venture agreement with China Resources Enterprise (CRE). SABMiller owns 49% and CRE owns 51% of CRB. SABMiller entered India in 2000. In May 2003 it announced a joint venture through its subsidiary Mysore Breweries with Shaw Wallace and Company Limited. Mysore will hold 50% of Shaw Wallace Breweries Limited and exercise management control. Shaw Wallace will hold the remaining 50%.

*Africa & Asia figures combined


CASTLE
LAGER

Beer South Africa

Total number of breweries	7
Total brewing capacity (hls 000s)	30,800
Total volumes sold (hls 000s)	24,428
Average number of employees	5,424

Turnover US$1,270m
EBITA US$338m

Established in 1895, The South African Breweries Ltd has a long history of success, growing to become one of South Africa's leading companies, and one that is recognised and admired around the world for its uncompromising commitment to brewing excellence.



Other Beverage Interests

Total number of bottling plants	10
Total bottling capacity (hls 000s)	17,500
Total volumes sold (hls 000s)	12,489
Average number of employees	4,163

Turnover US$788m
EBITA US$120m

Consists of Amalgamated Beverage Industries Ltd (ABI), the largest bottler and distributor of the Coca-Cola range of carbonated products within South Africa; Appletiser, the international producer of non-alcoholic sparkling fruit juices; and a 30% equity accounted interest in Distell, the leading South African distributor of wines and spirits.

Notes:

1. The above facts provide basic data and figures about the geographical operating areas of SABMiller plc.
2. Current (as at 9 June 2003) figures are shown regarding number of breweries, bottling plants and brewing or bottling capacities. Total volumes sold, average numbers of employees, turnover and EBITA figures are for the financial year ended 31 March 2003.
3. Employee figures exclude employees of associates.
4. Total average number of employees excludes Hotels and Gaming and group employees.



ESB
Dreher
REGIA
MGD

Geographic Profile

North America
Brands include: Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best, Jack Daniel's Hard Cola, Skyy Blue, Icehouse, Leinenkugel's, Henry Weinhard's

Europe
Brands include: Pilsner Urquell, Tyskie, Peroni, Nastro Azzurro, Arany Ászok, Debowe, Dorada, Dreher, Gambrinus, Lech, Radegast, Redd's, Šariš, Timisoreana, Tri Bogatyrya, Tropical, Ursus, Velkopopovicky Kozel, Zolotaya Bochka

Central America
Brands include: Pilsener Lager, Port Royal, Cristal, Regia Extra, Suprema, Golden Light, Imperial, Salva Vida, Tampico, Paradise

Other Beverage Interests
Brands include: Appletiser, Coca-Cola*, Fanta*, Grapetiser, Just Juice*, Sprite*, Valpre*
(*Produced under licence from The Coca-Cola Company)

This map includes the countries where SABMiller has production facilities through wholly owned or part owned subsidiaries, or through associated undertakings. It does not include countries where SABMiller brands are brewed under licence or are imported.


Sprite
SKY
SINGO
NILE SPECIAL

SABMiller is a leading international brewer and one of the world's largest soft drinks bottlers. The company is listed in London and Johannesburg and has, either through majority ownership or associate relationships, a brewing presence in over 40 countries across Europe, North and Central America, Asia, Africa and South Africa.

Asia

Brands include: Snowflake, Blue Sword, Knock Out, Three Lions, Castle Lager, Haywards, Royal Challenge

Africa

Brands include: Castle Lager, Castle Milk Stout, 2M, Balimi, Bohlinger's, Carling Black Label, Chairman's ESB, Chibuku, Club Pilsener, Eagle Lager, Fusion Ice, Golden Pilsener, Kilimanjaro, Konyagi Ice, Laurentina, Manica, Mosi, N'gola, Nile Special, Redd's, Rhino, Safari, St Louis, Whiskey Black, Zambezi

Beer South Africa

Brands include: Castle Lager, Carling Black Label, Hansa Pilsener, Castle Milk Stout, Sterling Light, Redd's, Brutal Fruit

Chairman's Statement



Dear Shareholder,

The financial year to 31 March 2003 has been a year of strong growth for your company. Following the acquisition of the Miller Brewing Company in July 2002 we are now a truly international business with a brewing presence in over 40 countries and across four continents. In size terms, we are the second largest brewer in the world by volume and in the carbonated soft drinks market we remain one of the largest bottlers and distributors of Coca-Cola products outside the US.

But size is not an end in itself. Our growth has been driven by our objective to add value for you, our shareholders. We now have a spread of operations and currencies with an attractive balance between fast growing developing markets and cash generative developed markets. We have created a quality brand portfolio with very strong regional and local market positions and in the Pilsner Urquell and Miller brands we have considerable opportunity for cross-selling in our existing markets.

Through our size, geographical balance, quality brand portfolio, extensive distribution network and financial strength we should be able to enhance the competitiveness of our business and in turn drive incremental value.

Financial and operational performance

We are pleased to report that in the 12 months to 31 March 2003 adjusted earnings per share increased by 11% to 54.0 US cents and we have recommended a maintained final dividend of 18.5 US cents per share, making 25.0 US cents per share for the full year, which is now in line with our declared aim of achieving dividend cover of 2.2 to 2.5 times.

The balance sheet remains strong, despite financing the Miller acquisition, and net cash inflow generated from operating activities reached US$1,568 million with gearing and interest cover at very acceptable levels of 42.4% and over five times respectively.

This has been a year of outstanding growth from our businesses in South Africa, Europe and Africa & Asia. Strong operational performances and favourable currency movements have led to an increase in EBITA of 33% from our business excluding Miller. Our plans for the Miller business are addressed later in the chief executive's review. We remain confident that integrating the business into the group and building a platform for growth can be achieved within three years. Subsequent to the year end the group gained control of Birra Peroni in Western Europe and a joint venture, through our Mysore Breweries subsidiary, was formed with Shaw Wallace Breweries in India, which will further strengthen our operations in these areas.

Over the last year growth in the global economy has weakened, political uncertainty has increased and the climate for business has become tougher. Share prices on stock markets worldwide have been volatile and your company has not been immune to this. However, since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the FTSE 100 has produced a Total Shareholder Return (TSR) of negative 29% while your company has produced a TSR of negative 0.6% as at the time of our preliminary results announcement.

Corporate governance

Since the beginning of the year, UK listed companies, and those in the FTSE 100 in particular, have been assessing the implications of the recommendations in the Higgs Review on the role of boards and their effectiveness. It is not yet clear in what form these will be incorporated into the Combined Code. We are, nevertheless, concerned that rules should not take precedence over appropriate and practical principles. In addition, they should be capable of being applied in ways that take full account of contractual obligations, and of the different circumstances of companies which operate in various jurisdictions and which in our case

> "Today, SABMiller has a brewing presence in over 40 countries. Through our geographic reach and balance, the quality and breadth of our brand portfolio and our widespread distribution network, we are well placed to deliver shareholder value." **Meyer Kahn** Chairman

have a high proportion of overseas shareholders. The mechanism in Higgs of allowing companies to "comply or explain" will also need to be applied so that companies are able to balance specific internal needs around the applicable benchmarks.

The board strongly supports the ethical values underlying the Combined Code and is understanding of the efforts in the UK and elsewhere to enhance the governance standards of companies across markets. I consider all our directors to be of unquestioned integrity and our company has always, as a corporate citizen, applied the highest quality standards in all its financial and operational reporting, as evidenced by the numerous awards bestowed upon SABMiller in this regard. I wish to assure shareholders that the board will continue to act in the best interest of the company and all its stakeholders.

Throughout the year we continued our active programme of Corporate Social Investment contributing almost 2% of pre tax profit to a range of projects in the local communities in which we work. These projects include major programmes spread across such diverse areas as health, welfare, education and entrepreneurship. The company also takes seriously its commitment to promoting responsible alcohol consumption and actively engages with stakeholders around the world on alcohol issues.

Board changes

On the conclusion of the Miller transaction we welcomed Altria, (formerly called Philip Morris) as a supportive long-term shareholder in SABMiller, with a 36% economic interest and a 24.99% voting interest. This necessitated a restructuring of the board which now consists of two executive directors Graham Mackay, chief executive, and Malcolm Wyman, chief financial officer, and 11 non-executive directors. We were pleased that Altria nominated Louis Camilleri, their chairman and chief executive, Geoffrey Bible, their former chairman and chief executive and Nancy De Lisi, their senior vice-president of mergers and acquisitions, to join the board. As a consequence of the board restructure, Hank Slack, Conrad Strauss, Norman Adami, Pete Lloyd, André Parker and Michael Simms retired from the board. I would like to thank Hank and Conrad for their valuable contributions and my special thanks go to the former executive directors who have given long and meritorious service to the company and will no doubt continue to do so in their respective operational roles.

Our continuing success as a business depends on the quality of our people and their determination, experience and creativity. I salute my fellow directors for their commitment and the contribution they make to our strategic deliberations and on behalf of the board I applaud every one of our employees for their contribution to the continuing success of the company.



Meyer Kahn
Chairman

Chief Executive's Review



During the past year we have clearly positioned SABMiller as a leader in the global beer market. The acquisition of Miller Brewing Company and, more recently, transactions with Birra Peroni and Shaw Wallace demonstrate the considerable financial strength of the group as it continues to expand. We have achieved organic sales growth and productivity improvements across many of our markets, and added to our established positions with a number of smaller acquisitions in Europe and Africa & Asia.

Total group beverage volumes of 151.4 million hectolitres (hls) were 52% above last year's 99.4 million hls (organic growth 3%). Lager volumes were up 65% to 115.8 million hls, with organic growth of 4.2%. Beer South Africa recorded a second consecutive year of growth, with volumes up 0.8% to 24.4 million hls. Other beverages totalled 35.6 million hls.

Our widespread portfolio of businesses delivered an impressive financial performance over the year. Turnover, including share of associates, more than doubled to US$9,112 million (organic growth 17.8%). EBITA grew 66% to US$1,270 million, driven by continued focus on volume growth, productivity and cost containment. EBITA margins have continued to improve in most of our businesses, reaching 18.1% for the group excluding Miller. The lower EBITA margin at Miller has diluted the group's margin in comparison with the prior year. Adjusted earnings were up by 66%, to US$581 million, with adjusted earnings per share of 54.0 US cents, up 11% on the prior year.

The board has proposed a final dividend of 18.5 US cents per share, making an unchanged total of 25.0 US cents per share for the year. The dividend is covered 2.2 times by adjusted earnings and is in line with our declared aim of achieving dividend cover of 2.2 to 2.5 times. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 30 July 2003.

North America

We acquired Miller Brewing Company in July 2002. In the nine month reporting period, after adjusting for a distributor stock reduction programme implemented in March, total Miller volume was down 3.7% with domestic volume falling by 4.5% (6.2% before adjustment). Contract brewing volumes grew 3.6% and international volumes grew by 6.6%.

EBITA for the nine month period was US$250 million, before exceptional items, reflecting volume decline, as well as the negative impact of brand, pack and geographic mix, increased cost of raw materials and greater energy costs, offset partly by higher selling prices. EBITA for the period was determined after providing for a number of significant one-time charges associated with the Flavoured Malt Beverage (FMB) brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one-half days of inventory held in distributor warehouses.

Since acquiring the business we have commenced the integration of Miller into the group and strengthened the management team, whilst developing our longer term strategy and action plans to deliver value. We expand on these issues in the Review of Operations, on pages 22 to 29.

"Our widespread portfolio of businesses delivered an impressive financial performance over the year. Adjusted earnings were up 66%, to US$581 million, with adjusted earnings per share of 54 US cents, up 11% on the prior year." **Graham Mackay** Chief executive

Central America

Our Central America business delivered a first full year EBITA contribution of US$56 million, before exceptional items, which was below our expectations. This was largely due to aggressive, and in our view unsustainable, price-based competition in the carbonated soft drinks (CSD) market in El Salvador. Since acquisition we have undertaken a major restructuring of the business, reducing costs and rationalising headcount and have brought in management with extensive CSD experience. We are confident that the CSD profit pool in El Salvador will be re-established over time and that the changes we have made in the business, combined with positive forecasts for economic growth, will deliver improved earnings performance in the year ahead.

Europe

Our Europe operations delivered another excellent year of profit growth. EBITA was up 39% to US$275 million with almost every country improving volumes, market share and margins. Poland, our largest contributing business, grew EBITA strongly on the back of 9% volume growth. Volumes in our Russian business grew 27% following the introduction of new brands and packaging. The Pilsner Urquell brand grew volumes by 12% in the Czech Republic, and volumes outside the country increased by 17% to 653,000 hls.

On 14 May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with rights to increase the holding in the future. The transaction was completed on 4 June 2003 and SABMiller has an initial stake of 60%. The acquisition was funded in cash, from existing resources.

Africa & Asia

Africa & Asia performed exceptionally well, with EBITA up 36% to US$233 million. Africa benefited from strong volume growth in key markets, market share gains and the results of successful acquisition activity. Our equity accounted associate, Castel, also delivered strong results. In China, the Wuhan and Blue Sword acquisitions have been successfully integrated and EBITA has more than doubled. In India we achieved our target of break-even at the operating profit level in our first full year incorporating four operating units.

On 21 May 2003 we announced that SABMiller's subsidiary, Mysore Breweries, had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions us well in the high growth Indian beer market.

South Africa

Beer South Africa EBITA grew by 18% to US$338 million, with volumes up 0.8%. Operating performance in this business is at an all time high, with operating margin up 80 basis points. Improved productivity was offset by significant increases in raw material prices, higher marketing spend on new product development and introductions into the marketplace.

ABI succeeded in delivering good results through volume growth and overhead productivity gains, and EBITA increased by 24%.

Southern Sun achieved strong earnings growth this year with positive operational contributions coming from both the hotel and gaming divisions.

Group strategy

Our strategy to grow shareholder value remains focused upon four key elements.

The first is to drive volume and productivity. We were pleased that last year we saw volume growth in our South African beer business, which once again delivered operating margin improvement. In Europe, our businesses in virtually all of the seven countries in which we operate have grown volumes by more than the market increase and have achieved year-on-year market share gains. In Africa, we continue to see excellent volume and market share performances in key countries.

The second element of the strategy is to optimise and expand our existing positions through acquisitions. We continue to seek opportunities to achieve growth within individual countries or geographic regions, where we can build strong positions, leverage synergies and achieve economies of scale. The acquisition by our Polish subsidiary Kompania Piwowarska, of the Browar Dojlidy brewery, announced during the year, is a good example of this type of transaction.

The third area of our strategy is to seek value-adding opportunities to enhance our position as a global brewer. We continue to believe that economic development, converging customer taste and lowering of trade barriers will drive further consolidation of the beer market. Currently, the four leading brewers account for around only 33% of the global market compared to between 50% and 80% for other consumer sectors. Companies with a global footprint will benefit from the economies of scale that consolidation will bring and will, we believe, deliver greater shareholder value in the medium to longer term.

Growing our brands in the international premium beer segment is the fourth, and so far, the least developed element of the strategy. Our portfolio of premium brands now contains Pilsner Urquell, Miller Genuine Draft, Peroni and Castle. We believe that there are real opportunities to increase sales in this growing segment through leveraging our distribution platforms around the world.

By pursuing this strategy we have built a business that delivered adjusted earnings per share growth of 11% for the financial year ended March 2003. But we cannot be complacent. We will continue to focus relentlessly upon operational efficiency and work hard on strengthening our regional brands and market positions, pursuing acquisitive growth only where we can see the potential to add real value for shareholders.

Focusing on marketing

SABMiller has portfolios of strong national and regional brands principally based on the mainstream segments of the market. Our challenge is to support these regional brands to ensure that we retain or, in the case of Miller restore, their brand health. We are also looking to build our positions in the premium or "worth more" segments that are driving what volume growth there is in developed markets. Crucial to this is our international brand portfolio described earlier.

To strengthen marketing focus and co-ordinate the drive behind our international premium brands, we have created a new role of group marketing director.

In addition, we are focusing on innovation and have had some notable successes in South Africa with Brutal Fruit and Sterling Light (see case study on pages 16 and 17), and with Redd's in Poland and East Africa.

The difference is clear

The people of SABMiller are what makes us different. We have many talented, creative and driven individuals who are dedicated to the business. We have recently created a new role of group human resources director to ensure that we maximise the potential of our existing team, inculcate our performance culture across the group and widen our pool of talent, while continuing to recruit individuals of the highest calibre.

I recognise that our growth has been rapid and this has placed huge demands on our employees. I thank each and every one of them for their hard work and commitment. There are still many challenges and milestones ahead of us and I am sure that we will continue to meet and exceed these, as we have done so well in the past.

Outlook

The global economic and socio-political outlook remains uncertain. However, SABMiller is a business which has geographic reach and balance, a quality brand portfolio, a widespread distribution network and financial strength. It remains well placed to continue to deliver value for shareholders.

We have commenced our restructuring of the Miller organisation, but major benefits will only be evident over time. There are some positive signs in Central America, although competitive pressures remain. Our other businesses have all performed extremely well, and it is expected that this momentum will continue into the current year.



Graham Mackay
Chief executive

“There is no secret – hard work and a passion for brewing have made Trenton the success story it is today.”

Larry Pope, Trenton brewing manager, Miller Brewing Company

Opened in 1991, the Trenton Brewery is the largest of Miller's brewing facilities in the US. With a staggering *1.4 million square feet or 32.5 acres* under cover, the scale of operations at Trenton is impressive. Today the facility brews and packages nearly every brand in the Miller portfolio, shipping bottles, cans and kegs to over 100 Miller distributors across ten states.



Miller
LARRY



Hectolitres per labour hour at Trenton



(calendar years)



A flagship for brewing excellence in the USA

Challenge

From day one, when the Trenton brewery first went into production producing the equivalent of ten million bottles, cans and kegs of beer a day, the overriding challenge has been clear – to further increase capacity and performance without ever compromising quality.

Action

Hard work and a willingness to embrace new ideas – from more flexible working practices to new technology – have helped to create a culture of excellence at Trenton. Working together, senior management, team managers, and technicians have increased capacity consistently over time. Today, the plant regularly handles up to 21 separate brews a day and runs nine active lines, capable of processing up to 1,200 bottles and 2,000 cans a minute and 600 half-barrel kegs an hour. Trenton is a benchmark for environmental performance too. Very little at the plant can be defined as waste. Spent grain is sold as cattle feed, CO_2 and other by-products are reclaimed; everything from glass and aluminium to plastic strapping and paper is recycled.

Outcome

The broad facts about Trenton speak volumes: a workforce of 620 people – many of whom have been with Miller for over ten years; steady increases in capacity since 1991; and most importantly, Miller's brands and contract brands brewed to the highest quality, packaged and processed with absolute efficiency.




World top five countries consumption per capita 2001 (litres per capita)
180
150
120
90
60
30
0
Czech Republic
Eire
Germany
Austria
Denmark
(Canadean data)

Building brand strength in the Czech Republic

Challenge

When SABMiller acquired Plzeňský Prazdroj and Radegast in 1999, popular opinion had it that the Czech market was past its prime. Despite the acquisition of four top brands in Pilsner Urquell, Gambrinus, Radegast, and Kozel – with national distribution, a 44% market share and annual sales of 7.8 million hectolitres – the pressure was on the SABMiller team to deliver growth.

Action

Restructuring and retraining of the existing organisation helped to build a customer service and brand orientation. Introducing professional marketing, project management, logistics planning, and cost control best practice models from across the SABMiller network created a leaner and more efficient operation. With a strong foundation in place, the brand portfolio was streamlined and a well-defined pricing hierarchy introduced. Activity has centred both on long-term building as well as short-term delivery – with ongoing investment in brand support and development, from packaging and signage to merchandising and distribution fleet liveries. In short, this newly merged SABMiller business was refitted from the ground up – introducing the benefits of the SABMiller way without losing touch with the needs of consumers and customers, and maximising local knowledge and talent in the process.

Outcome

The team set out to deliver revenue growth of 3% per annum in a market that had seen a ten-year decline in real prices. In fact, they beat their own target, achieving 3.2% in the first year, despite a 1% fall in beer industry volumes. Total market share has also grown steadily – from 44% to 48% – with an improved brand sales mix resulting in an increased share of the more profitable premium sector. It's a strong start, and looking forward the team is confident that they can deliver even better results.

The Czech Republic is a mature market, which SABMiller entered in 1999, when it acquired a controlling interest in Plzeňský Prazdroj and Radegast, the country's two leading brewers. The country has a population of 10.28 million and records the world's highest per capita beer consumption of around 159 litres.

"We have delivered strong growth and built a platform for future success."

Petra Biskupova, group brand manager, Plzeňský Prazdroj




"Market knowledge and consumer insight are the starting points for our new product development."

Steve Miller, market development manager, The South African Breweries Ltd

Consumer tastes in South Africa are shifting continuously. Innovative thinking and rapid response is essential to keep pace with market demands. To make innovation integral to our business, SAB Ltd has created cross-functional project teams, bringing marketing, technical and financial specialists together.



New products in 2001/02
- Redd's Premium Dry (dry version of Redds)

New products in 2002/03
- Sterling Light Lager (light beer)
- Brutal Fruit x 3 flavours (pure fruit juice FAB)
- Copper Crest (bottled sorghum beer)
- Eagle (sorghum clear beer)

New products in 2003/04
- Rhino Malta (non-alcoholic nutritional food-drink) – in test marketing
- flavoured alcoholic beverage



Delivering innovation and growth in South Africa

Challenge

It is not enough simply to understand consumer markets – this understanding must be put to good effect. Every consumer insight has the potential to fire a new, successful product development or service innovation – delivering great brands for consumers and growth for SABMiller.

Action

To maximise every growth opportunity, SABMiller has put in place the 'innovations process' – a new way of working based on the creation of cross-functional teams, each one comprising marketing, technical and financial specialists. The teams work in a consistent way: market research delivers knowledge and insights; these are assessed through a 'decision-gate funnel'; then developed into strong propositions – each with the capacity to deliver tangible success for the business.

The innovations process has delivered several notable successes in southern Africa during 2002/03: the successful launch of two new sorghum clear beers – Eagle in Uganda and Copper Crest for other African countries; the introduction of Brutal Fruit, a new FAB, targeted at a young, energetic South African population – already delivering impressive growth. There have been other 'wins': Sterling Light, a new lower alcohol brand, meeting the needs of a more health-conscious young male population, whilst also reflecting changes in attitudes to drinking and new alcohol-related road legislation; and Rhino-malt, a non-alcoholic liquid food aimed at 16-35 year old males from low income groups, achieving promising results during market testing.

The innovations process is not only focused on product launch. 2002 has seen several new packaging initiatives, including the introduction of Hansa Draught and the planned introduction of the first 500ml can and 660ml 'slimline' reusable bottle for Castle Lite later in 2003.

Outcome

New brands, new packaging ideas – a year of consistent growth shows that cross-functional innovation is not only here to stay, but also arguably our business success of the year. The new way of working has transformed the way SAB Ltd approaches the market and energised the working experience for staff.



Market size by volume
hls m
250
200
150
100
50
0
China
USA
Germany
Brazil
Russia
(Canadean provisional figures 2002)

Rebuilding performance in a key Chinese market

Challenge

When CRB, SABMiller's joint venture in China, acquired the Wuhan Eurodongxihu brewery in 2002, performance was declining following aggressive price cutting and discounting by competitors and profits for 2001 down on 2000. For the SABMiller management team the short-term imperative was clear – stop the rot! Create some clarity and refocus the business to provide the foundations for long-term growth.

Action

Faced with falling market share and profit margins, a declining brand image for key regional brands such as Xin Yeng Ge and low staff morale, the team responded by putting in place a whole raft of practical improvements. Outmoded hierarchies were replaced with a flat structure, resulting in better co-ordination and communication across the business. Key operations – distribution and sales and marketing amongst them – were dramatically overhauled. A new sales manual was written and new experienced people recruited. On a broader front, over 2,200 people – from a total staff count of 2,400 – received specific retraining across areas as diverse as strategy, quality management, cost control and operational efficiency.

Outcome

The facts speak for themselves. Profits up 41% on calendar 2001 with fixed and variable costs down over the same period. Brand building investment has also increased by 30%, allowing the development of a clear portfolio and the repackaging of key brands. Brand awareness and performance of both Xin Yeng Ge and the national brand Snowflake greatly improved and, just as importantly, upgrading of brewing production facilities and the introduction of better supervision and process control methods have had a major impact. Looking forward, Wuhan brewery is in good shape to rebuild both market share and profitability.

With consumption growing at over 6% per annum, China is thought to be the biggest beer market in the world. In March 2002, our joint venture, CRB acquired the Wuhan Eurodongxihu Brewery in China's Hubei province, giving it an 80% share of the Wuhan market and a strong position in the province.

"We have made a strong start. The brewery is in good shape to become an increasingly important value-adding asset for our operations in China."

Eric Ye, general manager, Wuhan Eurodongxihu brewery



"Bold measures have produced dramatic results. Kgalagadi operates more efficiently and continuous improvement is the order of the day."

Boikhutso Mokgosi, quality assurance manager (Beer and CSD), Kgalagadi Breweries (Pty) Ltd

In Botswana, two SABMiller businesses – Kgalagadi Breweries (Pty) Ltd (KBL) and Botswana Breweries (Pty) Ltd (BBL) produce a number of clear and traditional beer brands, including Castle Lager, St. Louis, Hansa Pilsener and Chibuku, and Coca-Cola CSDs under licence.


Coca-Cola




otswana volumes by proportion
beer 25%
beer 50%
CSDs 20%
spirits 5%

mproving plant efficiency in Botswana

Challenge

ebruary 2002 the Kgalagadi Breweries (Pty) Ltd (KBL) management team set itself a tough challenge – to rationalise business into a more efficient and market responsive organisation in less than five months. The facts were undeniable otential synergies between the Kgalagadi Brewery and Coca-Cola bottling plant were not being realised, with major nsequences for management effectiveness, sales and marketing specialisation, staff development, productivity hancements, planning/forecasting and customer service ethics.

Action

KBL team acted swiftly and decisively. Management structures were redefined with the creation of dedicated hnical, sales and marketing and operational divisions to manage the total KBL operation. This achieved two critical provements: clearly defined responsibilities and considerably less duplication of effort. The new model allowed ecialist managers to play to their strengths, manage and motivate their teams more effectively and most importantly, er a better service to their internal and external customers.

Outcome

e restructuring has delivered tangible improvements in almost every aspect of operations at KBL. All technical ctions are under one umbrella with knowledge sharing and staff rationalisation generating immediate synergies, ting efficiencies and creating productivity improvements, particularly in the maintenance and material usage arenas. rationally, improved sales forecasting, routing and scheduling of delivery trucks achieved productivity, whilst arehouse space utilisation was maximised. In the sales and marketing functions, the “one team” approach has made ossible the introduction of best operating practices across the board, the simplification of the sales network and the eation of a single trade marketing department. The end result is simple; a one-point-of-contact service for key stomers, joint customer research, sports sponsorship support and streamlined consumer activation programmes. e overall impact of the restructuring is clear: bold measures have produced dramatic improvements in the efficiency a major SABMiller operation.

Review of Operations



Miller Brewing Company,
Milwaukee plant

North America

Financial summary	2003* US$m
Turnover	**3,473**
EBITA**	**250**
EBITA margin (%)	**7.2**
Sales volume (hls 000s)	
– Lager – excluding contract brewing	**33,852**
– contract brewing	**8,172**
– CSDs	**55**

*Nine months.
**Before exceptional items being integration costs of US$17 million and Tumwater brewery closure costs of US$35 million.

We acquired Miller Brewing Company in July 2002, giving the group access, through a national player, to a growing beer market with the world's largest profit pool, and at the same time diversifying the currency and geographic risk of the group.

Since acquisition, we have commenced the integration of Miller into the group, and we have made some important changes to the management team. Norman Adami, previously chief executive of our highly successful Beer South Africa business, was appointed as president and chief executive in February 2003. Whilst a number of tactical initiatives have been implemented in the period under review, we are focused on developing our longer term strategy and action plans to deliver value.

In the nine month reporting period, US beer industry volumes were affected by low consumer confidence, a lacklustre economy, recent world events, and poor weather, resulting in industry volumes being level with those of the prior year. Total Miller volume, after adjusting for a distributor stock reduction programme implemented in March, was down 3.7% with domestic volume falling by 4.5% (6.2% before adjustment). Certain of Miller's core brands have been losing market share for a number of years. However, the rate of decline increased over the past year and we believe this to be due to a combination of factors including loss of management focus on core brands following the introduction of four FMBs and some understandable disruption during the transaction and subsequent integration into SABMiller. Contract brewing volumes grew 3.6% and international volumes grew by 6.6%.

EBITA, for the nine month period, of US$250 million, before exceptional items of US$52 million, reflects the impact of the volume decline, as well as negative brand, pack and geographic mix, increased cost of raw materials and greater energy costs, partly offset by higher selling prices. There were also a number of significant one-time restructuring charges including costs associated with the uplift and write-off of excess production of the FMB brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one half days of inventory held in distributor warehouses, which together amount to US$40 million. A further US$16 million of FMB launch costs, as reported in our interim results, were also expensed during the year. Before taking account of the exceptional and other costs referred to above, EBITA for the nine month period was US$306 million.



Far left
Miller Lite consumers

Left
Miller delivery in the downtown Chicago area

A number of tactical initiatives have been implemented in respect of Miller Lite and Miller Genuine Draft (MGD). New packaging for Miller Lite was introduced at the beginning of this year and recent advertising has attracted considerable consumer attention, particularly with the 21-28 year old target audience. This increase in brand visibility will be followed up with a clear repositioning of the brand itself in the autumn of 2003. Supporting these brand initiatives is the high quality of the Miller Lite product which has been recognised and is evidenced by Miller Lite winning its third gold medal at the 2002 World Beer Cup. Miller High Life enjoyed modest volume gains, continuing the 2% per annum growth trend established with the 1998 brand repositioning. Award winning advertising, innovative packaging initiatives and a recent low calorie brand extension have contributed to the success of this brand. We will continue to invest behind this brand, building on our achievements to date.

Skyy Blue has become the fourth largest spirits branded FMB in the US with volumes totalling over 500,000 hls since its introduction in April 2002. We continue to view the FMB segment of the market as offering value and will invest appropriately behind our brands.

Exports and international sales of Miller brands, led by MGD, continue to provide volume growth and stable income. We expect to achieve further growth in this area through leveraging the distribution network across the SABMiller group during the current year.

Much work is being undertaken on rebuilding the Miller brands and reshaping the portfolio. We will reposition the Miller trademark based upon extensive in-depth consumer research and mapping, with the first elements of the new architecture becoming visible in autumn 2003. We will, during the next 18 months, also be implementing initiatives to strengthen sales and distribution based upon our experience in other parts of the SABMiller group. These initiatives include prioritisation of local markets, improved channel management, strengthening and reorganising our sales force and improved management of distributors.

It will take time for the benefits of the brand repositioning and sales and distribution initiatives to become evident. However, we have identified opportunities to reduce costs over and above those included in the US$50 million of synergies described at the time of the acquisition. Importantly, we are also upgrading the performance management systems across the organisation and will be taking appropriate actions to implement a productivity and cost reduction programme.

Miller profitability will be impacted over the next two to three years by the current volume declines, adverse mix effects and the ongoing restructuring and reorganisation necessary to establish our platform for growth, although we are confident that our efforts will deliver shareholder value in the medium term. For the current financial year, we expect that EBITA, pre exceptional and before restructuring and reorganisation costs, will be trending lower than comparable previous periods.

Near right
Bottling line, Industrias La Constancia, El Salvador

Far right
Pilsener beer canning line, Industrias La Constancia, El Salvador



Central America

Financial summary	2003 US$m	2002* US$m
Turnover	**514**	186
EBITA**	**56**	22
EBITA margin (%)	**10.8**	11.9
Sales volumes (hls 000s)		
– Lager	**1,747**	624
– CSDs	**6,257**	2,231
– Other beverages	**2,499**	824

*Four months.
**Before exceptional items being reorganisation costs of US$12 million in 2003.

The current year represents the first full year of the group's ownership of its Central American investments. The period under review was characterised by weak economic performance in both El Salvador and Honduras and strong competitive pressures in the CSD market, particularly El Salvador. Major structural changes, aimed at establishing a foundation for future growth, have been actioned in both of our businesses.

Against this broad background, CSD volumes were down in both El Salvador and Honduras, registering a 6.9% decline in total versus the comparable prior year. In particular, El Salvador endured the entry of an aggressive CSD competitor, which has effectively led to a short-term and, we believe, unsustainable reduction in prices. Lager volumes fared better, and were flat on a pro forma basis. Honduras achieved a 4.4% growth – the first time that growth has been achieved in four years, but there was a 6.5% decline in El Salvador. Water volumes in El Salvador were up 1%.

Sales declines have depressed the reported EBITA performance and reduced operating margins. However, the year has been one of major structural change. The restructuring of our Central American businesses has proceeded well. In each country we have merged the sales and distribution functions for beer and CSDs. We have rationalised packaging assets in the businesses and closed certain production and distribution sites. Across the region we have merged our back office operations and integrated our financial systems. This has resulted in significant headcount reduction in both countries' operations and will lead to substantial savings in future financial years. The El Salvadorian companies have been merged and we expect to do the same in Honduras in the current year.

The strategy is to continue the conversion of the company into a marketing focussed enterprise with a strong portfolio of relevant brands. A number of brand and packaging changes are planned, and these should support improved performance in the market place.

Initiatives are also in place to improve production efficiencies with the roll-out of the World Class Manufacturing initiative, continued rationalisation of surplus facilities and ongoing sales and distribution integration.



Far left
Consumers in Plzeň, Czech Republic

Left
Brewery warehouse, Poznań, Poland

Europe

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**1,646**	1,280	29
EBITA	**275**	198*	39
EBITA margin (%)	**16.7**	15.5	
Sales volumes (hls 000s)			
– Lager	**24,472**	22,359	9
– Lager comparable	**24,240**	22,359	8
– Other beverages	**137**	178	(23)

*Before exceptional items of US$8 million.

The division enjoyed another excellent year of profit growth with EBITA up 39%. Lager comparable volumes grew 8% assisted by good summer weather in our two key markets of Poland and the Czech Republic. Productivity (measured in hectolitres per person per annum) improved by 12% and contributed to the 120 point expansion in EBITA margin. Currencies in central Europe have strengthened against the US dollar, and this has contributed to the improvement in reported results.

Growth in the Polish beer market was 5% for the twelve months to March 2003. Kompania Piwowarska (KP) outperformed the industry with a volume increase of 10%, reaching 32% market share. A new brand Debowe, competing in the strong beer segment, had a highly successful launch capturing over 20% of that segment within nine months. Recently, we announced the acquisition of Browar Dojlidy Sp. z.o.o. for US$38 million. This acquisition was completed on 30 April 2003, after securing all regulatory approvals and provides us with an economy brand in the mainstream segment, adding a third production facility and improving KP's representation in the east of the country.

In the Czech Republic, the Pilsner Urquell group exceeded expectations. The overall market declined, as anticipated, by around 1% this past year. However, we saw volumes grow by 4%, signalling good market share gains. In particular, the premium Pilsner Urquell brand grew by some 12%, assisting margin expansion. Local management is to be commended on rapid reaction to, and recovery from, the devastating floods in August.

Our international premium brand Pilsner Urquell continues to perform well in the key export markets of the USA, Germany, and the United Kingdom. Sales volumes in these markets are encouraging, with volumes up 13%, 17% and 60% respectively on the prior year. In total, volumes of Pilsner Urquell outside the Czech Republic have increased by 17% to 653,000 hls. The stand-alone Pilsner Urquell business in the USA was integrated with the Miller Brewing Company operations shortly after the financial year end and this will provide a strong platform for the future potential of the brand in this market.

In Russia, industry volumes were up some 9% for the year and SABMiller enjoyed a sharp recovery in the second half to end the year with 27% growth. This followed the introduction of cans, a new brand Tri Bogatyrya launched into the growing mainstream segment, and the newly licensed production of Kozel from our Czech brand portfolio. MGD, Holsten and Pilsner Urquell volumes all more than doubled and our share of the Russian premium segment is now over 10%. Expansion to 3.5 million hectolitres at the Kaluga brewery is virtually complete and well within budget.

In Hungary, general price stability continued, assisting overall industry profitability. Our Dreher subsidiary's volumes were up 5% against the industry's 3% and profits and cash flow surged during the year. Romania's beer market continues to disappoint with virtually stagnant



Near right
Tyskie canning line, Poland

Far right
Customers, Arusha, Tanzania

volumes. However, SABMiller's volumes grew organically by 12% and this, together with ongoing synergy developments from the prior year's Timisoreana acquisition, boosted Romania's profitability albeit off a small base. Slovakia continues to benefit from management and marketing integration with the Pilsner Urquell group. Volumes were up 14% and our market share is now 25%. The Canary Islands have suffered from the decline in global tourism and the beer industry lost ground this past year; volumes were down by 3% though profits improved slightly.

Within Central and Eastern Europe, consolidation of the brewing industry continues. SABMiller expects to maintain a leading position in the region, and to continue competing effectively.

Africa & Asia

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**1,209**	946	28
EBITA	**233**	171	36
EBITA margin (%)	**19.2**	18.1	
Sales volumes (hls 000s)*			
– Lager	**31,332**	23,141	35
– Lager comparable	**23,686**	22,797	4
– CSDs	**4,206**	3,648	15
– Other beverages	**9,920**	10,204	(3)

*Castel volumes of 10,680 hls 000s (2002: 9,633 hls 000s) lager, 8,925 hls 000s (2002: 7,489 hls 000s) CSDs, and 804 hls 000s (2002: 569 hls 000s) other beverages are not included.

Africa

Africa performed exceptionally well in the year under review with the momentum reported at the half year carrying through to the year-end. The region benefited from strong volume growth in key markets, market share gains in our competitive markets and successful acquisition activity in a number of countries.

Clear beer growth of 3.2% in our African businesses was achieved with strong performances from Tanzania, Mozambique and Ghana. Tanzania experienced a good agricultural harvest, beer market growth and additional volume from the restructuring of our East African operations; whilst Mozambique benefited from the Laurentina acquisition. Ghana enjoyed strong market share gains. Our soft drink volumes grew by 15.3% as a result of the inclusion of Zambia Bottlers following the February 2002 acquisitions and an outstanding performance from Angola, where we exceeded the one million hectolitre mark and achieved organic growth of 41.2% following the end of the civil war and an improving economy. Traditional beer, however, ended below prior levels following the decision to exit the low margin bulk beer segment in Zambia.

The introduction of VAT in Botswana, which resulted in across the board consumer price increases, curbed the strong sales momentum enjoyed in prior years. US dollar weakness assisted reported results in Botswana, Lesotho and Swaziland but did not impact other African currencies to the same extent.


SNOW
雪花啤酒

Far left
Kgalagadi Brewery, Gabarone, Botswana

Left
Serving Snowflake lager in Wuhan, China

Our SABMiller pan-African premium brands, Castle Lager and Castle Milk Stout, grew 17% in total over prior year. Other key market initiatives included the successful launch of Eagle Lager in Uganda, an innovative sorghum based clear beer aimed at the low-income segment of the market. The product has been well received and aided market share growth in this competitive environment.

Throughout the region, the momentum in terms of unit cost reduction was maintained via the combined effect of the application of our Manufacturing Excellence Programme as well as purchasing, logistics and working capital savings delivered by Sabex, our Johannesburg-based procurement subsidiary.

Associate volumes and earnings include Zimbabwe, which held up reasonably well despite experiencing difficult political and economic conditions, and earnings include our newly acquired stake in Kenya Breweries with effect from December 2002.

The Castel group, in which we have a 20% interest, posted strong results with clear beer and soft drink volume growth of 10.9% and 19.2% respectively. Operational benefits have been achieved by both groups from the relationship, including areas such as procurement. We have recently entered Algeria with a joint investment in soft drinks, to be supplemented with brewing in the short term and we continue to evaluate other opportunities.

Asia

Within Asia, our Chinese joint venture performed well with a key area of achievement being the successful integration of the Wuhan and Blue Sword acquisitions. Volumes reached the 24 million hls mark for clear beer and total volumes exceeded 27 million hls. The Chinese beer market is now estimated to be the biggest in the world by volume. The roll-out of the Snowflake brand throughout our 30 Chinese breweries continues, with the brand achieving volumes in excess of five million hls during the year.

Organic volume growth for the year of 5.7% was achieved against total volume growth of 45.3%. EBITA growth in China more than doubled year on year.

In India we achieved our target of break even at the operating profit level in our first full year with the expanded base of four operating units, including the acquisition of the Rochees brewery in Rajastan which was finally completed towards the end of the period. During the year we launched Castle Lager in Mumbai, Bangalore and Delhi with encouraging early signs.

On 21 May 2003, we announced that SABMiller's subsidiary, Mysore Breweries, had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions us well in the high growth Indian beer market.


SAB

Near right
Ibhayi Brewery, Port Elizabeth, South Africa

Far right
Cricket sponsorship in South Africa

Beer South Africa

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**1,270**	1,112	14
EBITA	**338**	287	18
EBITA margin (%)	**26.6**	25.8	
Sales volumes (hls 000s)	**24,428**	24,426	1

Volumes grew by 0.8%, despite the continuing tough trading conditions and the period under review not benefiting from the inclusion of Easter. Positive growth in the second half of the year, particularly over the important peak season, was driven by favourable weather conditions and the diminishing surplus in the wine lake. Beer price increases at the retail level were lower than for other liquor types, with evidence of some volume flow back to beer.

Operating performance, particularly relating to efficiencies and reliability, is at record levels. Operating margins are up 80 basis points to 26.6%, notwithstanding the continued focus on cost productivity being offset somewhat by significant increases in raw material prices. Continued focus on operating performance and asset management boosted EVA growth to a creditable 19% on a five year compounded basis while working capital reflected improvement for the eighth consecutive year.

Marketing spend on new product development has increased, with a number of brands launched during the year and the company well positioned to go to market with exciting new offerings during this year. Sterling Light Lager was launched during the year and received immediate consumer acceptance. Redd's has gained significant share through the 660ml returnable pack. Brutal Fruit, launched as a new brand in June 2002, has shown significant potential but has been constrained by packaging supply limitations since its launch.

Castle was a major sponsor of the recent Cricket World Cup tournament held in South Africa. This event provided an excellent opportunity to support the brand with a new advertising campaign and promotional activity.

The premium/light market segment reflected double digit growth. Two of SABMiller's international brands, Pilsner Urquell and Miller Genuine Draft, will be added to this segment to broaden the local portfolio during the early part of the current financial year. This follows agreement between SAB Ltd and Heineken NV that their joint venture in South Africa to brew and distribute the Heineken brand would end. The existing arrangement for the brewing and distribution of the Amstel brand through the SAB Ltd network remains unchanged.

Revised Liquor Bill legislation is expected to be finalised in 2003. Assurances from the relevant government department regarding the retention by manufacturers of their depots, and their ability to deliver direct to retailers, have again been confirmed as remaining intact.

Other Beverage Interests

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**788**	676	17
– ABI	**594**	500	19
EBITA	**120**	95	27
– ABI	**98**	79	24
EBITA margin (%)	**15.3**	14.0	
– ABI	**16.5**	15.8	
Sales volumes (hls 000s)			
Soft drinks	**12,489**	11,912	5
ABI	**12,063**	11,488	5



Far left
Appletiser bottling line, Western Cape, South Africa

Left
Palazzo Hotel, Montecasino, Sandton, South Africa

Amalgamated Beverage Industries (ABI)

The South African consumer environment improved during the second half of the year under review, assisted by a strengthening of the rand and favourable tax measures in the recent Government budget. Against this background ABI succeeded in delivering good results, through volume growth and overhead productivity gains.

Sales volume grew 5% in the year: 4.1% in CSDs, and 22.3% in other soft drinks. This strong growth was a function of the good weather conditions, continued improvement in market execution, and organic as well as market share growth in certain areas of the expanding other soft drinks category.

Increased input costs and the adverse effect of mix changes towards lower margin returnable glass packs were countered by strong productivity gains, leading to a 24% increase in EBITA.

Appletiser

Appletiser recorded a significantly increased trading profit, building upon last year's successes with further volume growth in all markets other than the United Kingdom. Focused brand activity to increase consumer awareness and Appletiser brand equity in the United Kingdom has recently been implemented. Sales volumes in the remaining international markets grew 10%. Combined volumes for Appletiser and Grapetiser grew 16% in South Africa.

Distell

The group's 30% equity accounted listed associate, Distell, achieved sales volume growth in its domestic and international markets. Operating profit was significantly better, assisted by favourable sales mix at improved overall margins.

Hotels and Gaming

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**212**	164	30
EBITA**	**42**	28	47
EBITA margin (%)	**19.7**	17.4	
Revpar* – US$	**32.10**	23.98	34

*Revenue per available room.
**Before exceptional profit on partial disposal of subsidiary (US$4 million).

Hotels and Gaming achieved good earnings growth with increased operational contributions from both segments. The transaction regarding the restructuring of SABMiller's Hotels and Gaming interests became unconditional on 31 March this year. This consolidated subsidiary will in future be accounted for as an associate. The new Tsogo Sun Group is now set to pursue an independent future with the expectation that SABMiller's 49% shareholding will be reduced over time.

The hotel industry benefited from a significant increase in foreign visitor arrivals to South Africa which has driven strong operating profit growth for the period. Occupancies at 72% were well up from the 66% achieved last year. Average room rates increased by 19%, translating into an overall revpar increase of 34% to US$32.10. The successful hosting of the World Summit on Sustainable Development and the Cricket World Cup were also contributing factors.

Gaming division's results were strongly influenced by the performance of Montecasino, the division's flagship casino and entertainment complex, which continues to trade well. The Gauteng casino market grew by approximately 15% when measured against the previous financial year, with Montecasino marginally gaining market share. Phase one of the Suncoast casino development in Durban was successfully opened in late November at a capital cost of US$95 million.

Financial Review



Group operating performance

Our widespread portfolio of established businesses (excluding Miller and Central America) showed impressive performance over the year, with volume growth and improved margins in South Africa, Europe and Africa & Asia. During the year, EBITA margins have continued to increase in most businesses, reaching 18.8% for the group's established businesses. The lower EBITA margins at Miller and Central America have diluted the total group's margin to 13.9% in comparison with the 17.6% of prior year. SABMiller believes that the reported profit measures – before exceptional items and amortisation of goodwill – provide additional and more meaningful information on trends to shareholders and allows for greater separability between segments.

Total group beverage volumes of 151.4 million hectolitres (hls) were 52% above last year's 99.4 million hls (organic growth 3.0%), and within this performance, Europe and Africa recorded organic growth of 8.4% and 6.7% respectively, and Beer South Africa recorded a second consecutive year of growth, with volumes up 0.8% to 24.4 million hls. Turnover, including share of associates, increased by 109% (organic growth 17.8%). In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes; however turnover from contract brewing is included within group turnover.

Group operating profit before amortisation of goodwill and exceptional items increased 66% to US$1,270 million, with increases in most of our businesses.

EBITA margin again improved across most businesses, reflecting a focus on productivity and volume growth. Europe further increased EBITA margin before amortisation of goodwill by 120 points over the prior year, Beer South Africa raised its margin by 80 basis points to 26.6%, and margins continued to improve at ABI and Africa & Asia. Headline performance information of our results by region is set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed.

The group recorded net exceptional items of US$66 million, comprising Tumwater (USA) brewery closure and impairment costs of US$35 million, Miller and related integration costs of US$23 million, Central America reorganisation costs of US$12 million and a profit of US$4 million on the partial disposal of our holding in the Southern Sun Hotels and Gaming group. This compares to prior year net exceptional items of US$8 million.

Net interest costs increased to US$163 million, a 65.9% increase on prior year's US$98 million, due primarily to the borrowings acquired with Miller. Interest cover remains satisfactory at more than five times based on profit before interest, taxation and exceptional items. Profit before tax of US$770 million was 27% up on prior year, reflecting the strong operational performance.

The effective tax rate, before goodwill amortisation

EBITA Margin by Segment*


2002
2003
30
25
20
%15
10
5
0
**
***
Europe
Africa & Asia
Beer SA
ABI
Central America
Miller
Group

*Pre-exceptional **Four months ***Nine months

"EBITA margin again improved across most businesses, reflecting a focus on productivity and volume growth."

Malcolm Wyman Chief financial officer

and exceptional items, is 33.6%. This, however, includes an exceptional US$9 million deferred tax credit in relation to tax losses in one of ABI's wholly owned subsidiaries which have been assessed in the year. Excluding this impact, the effective tax rate before goodwill amortisation is 34.4%, up from 31.2% in the prior year. The increase compared to the prior year is attributable to an increased proportion of the group's profits being earned in countries with higher effective tax rates.

Earnings

Adjusted earnings increased by 66% to US$581 million (as shown in note 11 to the accounts) and the weighted average number of shares in issue was 1,076.1 million, up from last year's 718.5 million, mainly as a result of the issue of 430 million shares to Altria in July 2002 as the consideration for the Miller acquisition. These shares consisted of a mixture of ordinary shares and unlisted low-voting participating shares. The group's adjusted earnings per share increased 11% to 54.0 US cents from the prior year's 48.7 US cents.

Dividends

The board has proposed a final dividend of 18.5 US cents per share, making an unchanged total of 25.0 US cents per share for the year, representing a dividend cover of 2.2 times based on adjusted earnings (2002: 1.9). Details regarding payment dates and related matters are disclosed in the directors' report.

Accounting policies

No new standards have been issued for adoption during the year. During 2002 the Accounting Standards Board (ASB) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (FRS 17) in order to allow UK and international standards boards an opportunity to agree how to converge their different approaches. The group continues to provide additional information as required by FRS 17 by way of note 34 to the accounts.

Historically, the group has had limited exposures associated with defined benefit pension schemes and post retirement benefits. With the acquisition of Miller, substantial defined benefit pension scheme and post retirement medical aid liabilities were assumed, which were fully provided under SSAP 24 in the acquisition balance sheet. The updated valuations as at the year end, required for FRS 17 disclosure purposes only, indicate a deficit on the Miller schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$191 million, after taking account of the related deferred taxation. The group has no other significant exposures to pension and post retirement liabilities as measured in accordance with FRS 17.

Shareholder value

The value which a company returns to its owners is best measured by total shareholder return (TSR) – the combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return are impacted by the significant decline in equity indices over the past four years. However, since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the FTSE 100 has produced a TSR of negative 29% while the group has produced a TSR of negative 0.6% as at the time of our preliminary results announcement.

In focusing on shareholder value added, the group uses EVA™ as a key indicator of annual performance. As noted last year, SABMiller is continually investing in new brewing operations and most new investments impact negatively on EVA™ in the short term. The group's EVA™ calculation is summarised below. Key factors to be borne in mind are:

- EVA™ is calculated using operating profit after tax, adjusted for exceptional and non-recurring items;
- The capital charge is calculated on opening economic capital; adjusted for the Miller acquisition on a time-apportioned basis, any impairments of assets of continuing business units, and goodwill previously eliminated against reserves.

EVA™	2003 US$m	2002 US$m
Economic profit statements		
Profit on ordinary activities before interest and taxation	**933**	704
Taxation on profit on ordinary activities	**(349)**	(208)
Tax deduction on financing costs	**(56)**	(31)
Adjustment for non-recurring items	**309**	65
Net operating profit after tax	**837**	530
Capital charge	**(773)**	(341)
Economic Profit (EVA™)	**64**	189
Economic balance sheets		
Fixed assets	**11,060**	4,758
Working capital	**(70)**	(78)
SPV shareholding (Safari)	**(618)**	(618)
Accumulated adjustment for non-recurring items	**586**	277
Economic capital	**10,958**	4,339
Non-interest bearing funding	**(306)**	(215)
Provisions	**(743)**	(166)
Net operating assets	**9,909**	3,958

The group's weighted average cost of capital (WACC) is applied against the resulting investment; and WACC, at 9.0% (2002: 11.0%), takes account of relevant individual country risk profiles and the group's overall debt profile. This reduction in WACC is the result of a lower average country risk premium following the Miller acquisition and a lower group risk profile from the increased geographic spread of business.

SABMiller returned EVA™ of US$64 million in the year under review (2002: US$189 million). This reduction is mainly due to the additional capital charge for the Miller acquisition and the impact of holding the Central America assets for a full 12 months in the year, compared with four months in the prior year.

Currency

During the first half of the financial year, the SA rand demonstrated significant weakness against the US dollar, before strengthening in the second half, and the currency ended the financial year at R7.91 to the US dollar. As a result the weighted average rand/US dollar rate improved by 2.2% to R9.50, compared with R9.71 in the prior year and, together with the strengthening of currencies in central Europe against the US dollar, this has contributed to improved results, as reported in US dollars.

Translation differences on non-US dollar assets and liabilities are recognised in the statement of total recognised gains and losses. It is not the group's policy to hedge foreign currency earnings and their translation is made at weighted (by monthly turnover) average rates.

Financial structure

New borrowings are dominated by the US$2,000 million bank debt arising on the Miller acquisition. As at 31 March 2003, this debt had a term of less than one year (to May 2003), and the analysis of debt at this date included in the notes to the accounts displays a significant reduction in the maturity profile of the group's debt. A bank facility has been arranged which was drawn down in May 2003. This facility has an initial 12 month term, with the option to extend for a further 12 months. We intend to refinance this facility with longer-term debt during the year ending 31 March 2004. The group's gearing, as measured by net debt relative to net assets, increased at the year end to 42.4% from last year's 40.8%, but the group still has substantial unutilised borrowing facilities.

Gross borrowing rose in the year under review from 1.7 to 2.2 times EBITDA, following the expansion activity undertaken during the year. This ratio is based on borrowings as at 31 March 2003, and is adversely affected by the inclusion of only nine months results for Miller. Net interest cover, based on profit before interest, taxation and exceptional items relative to net financing costs before exceptional items, was more than 5 times (2002: 7.2 times).

Balance sheet profile

Total assets increased by US$7,188 million to US$12,879 million as a result of the acquisition activity, with the Miller acquisition accounting for almost all of the increase. There was also a rise of US$33 million in equity minority interests to US$778 million.

Intangible assets increased by US$4,647 million during the year, due primarily to the inclusion of goodwill of US$4,498 million relating to the Miller acquisition. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), while all other goodwill is amortised over 20 years. The attributable charge for the year under review rose to US$250 million from last year's US$46 million.

Net debt increased by 138% to US$2,962 million from the prior year's level of US$1,245 million following the Miller acquisition. The group again achieved its target of zero net working capital.

Cash flow and investment highlights

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$1,483 million, from last year's US$904 million. The ratio of EBITDA to group turnover declined in the year to 17.9% (2002: 24.3%), with the reduction attributable to lower margins in recently acquired businesses.

The group achieved free cash flow of US$755 million (2002: US$496 million), representing the operating cash flow generated by the group, after capital expenditure and the cost of financing and taxation, but before acquisitions.

Acquisition details are disclosed in note 29 to the accounts, and in addition to the Miller acquisition include a number of operations in Africa and Asia.



Malcolm Wyman
Chief financial officer

Corporate Governance

The company is committed to an open governance process through which its shareholders may derive assurance that, in protecting and adding value to SABMiller's financial and human investment, the group is being managed ethically, according to prudently determined risk parameters and is striving to achieve and advance local best practices in the territories in which it operates. Corporate Governance is regarded as the prudential system by which the companies in the group are managed and controlled in support and furtherance of the company's strategies and policies.

The company recognises worth in the values expressed in the Combined Code – Principles of Good Governance and Code of Best Practice – appended to the Listing Rules of the UK Listing Authority (the Combined Code), together with guidance principles included from the Turnbull Report on Internal Control: Guidance for Directors on the Combined Code. Account is also taken of trends in evolving institutional shareholder and government guidance on disclosure and shareholder authorisation, including other regional governance initiatives. This section describes the way in which the company seeks to comply with the Combined Code and believes it has done so in the past financial year. Recognising also the importance of the company's substantial, new operating presence in the United States of America (USA), the company intends, over the medium term, to achieve substantive compliance with the USA Sarbanes-Oxley legislation and related regulation.

The board of directors has given attention to the Higgs review on the role and effectiveness of non-executive directors and the chairman submitted comment reflecting the preliminary views of the board on a number of aspects. Insofar as the company will be affected by potential material changes to its present board and committee composition and the roles of certain directors in terms of principles which might be adopted in the Combined Code as a result of the Higgs review, the board will seek over time to achieve the appropriate level of new compliance consistent with the interests of the company and the shareholders, including the major shareholders who are outside the UK, as well as the contractual commitments to Altria Group, Inc. (previously Philip Morris Companies Inc.). The Smith Report on the functions and constituents of the audit committee and the company's relationship with, and independence of, the external auditors has also received attention from both the board and the audit committee.

The board and board committees

The board sets the strategic objectives of the group, determines investment policy, agrees on performance criteria and delegates to management the detailed planning and implementation of that policy, in accordance with appropriate risk parameters. The board monitors compliance with policies and achievement against objectives, by holding management accountable for its activity through the measurement and control of operations by regular reports to the board, including quarterly performance reporting and budget updates. The board reserves to itself a schedule of matters to be dealt with exclusively by the board. These include strategies and policy on social and environmental responsibility. Appropriate structures for those authorities delegated to management and board committees are in place, accompanied by monitoring and reporting systems. Each standing board committee has specific written terms of reference issued by the board and adopted in committee. All chairs of committees report orally on the proceedings of their committees at the next meeting of the board and minutes of committee meetings are provided to the board. All the committees have a majority of members who are considered to be independent in any jurisdiction.

Following the company's extraordinary general meeting (EGM) on 1 July 2002 (held to approve the Miller Brewing Company transaction), from 1 August 2002 the board was reconstituted and reduced in number from 16 to 13 directors. Four of the six executive directors stepped down and Mr Slack and Dr Strauss retired from the board at the annual general meeting (AGM) on 31 July 2002. Mr Bible, Mr Camilleri and Ms De Lisi were appointed to the board as non-executive directors on behalf of Altria Group, Inc. Until the end of July 2002, a majority of six of the ten non-executive directors were regarded by the company as independent. Following the reconstitution of the board from 1 August 2002 to meet the requirements of the transaction agreements, four of the 11 non-executive directors are considered in all jurisdictions to be fully independent and the executive presence on the board has been reduced to two, being the chief executive and chief financial officer. Including the three directors nominated by Altria Group, Inc., four of the non-executive directors represent shareholders. The company is fortunate in having on its board persons of unquestioned integrity who can be relied upon to exercise their best judgement in the interests of the company and its shareholders. In the USA, all the directors except for Mr Mackay, Mr Wyman and Mr Ning would be regarded as being independent for governance purposes.

The details of the directors appear on pages 42 and 43.

The executive directors generally have responsibility for proposing strategy and for making and implementing operational decisions on running the group's businesses. Non-executive directors complement the skills and experience of the executive directors, contributing to the formulation of policy and decision-making through their knowledge and experience of other businesses and sectors. All directors bring an independent judgement to the issues of strategy, performance, and resources, including key appointments and standards of conduct. The board continues to regard commercial experience and industry exposure as key ingredients in the range of talents appropriate in a non-executive director of the company.

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. All directors have access to the advice of the company secretary and independent professional advice is available to directors in appropriate circumstances at the company's expense. The board met eight times in the year ended 31 March 2003 (against a scheduled seven meetings) and ad hoc committees of the board met twice to deal with investment, financing and reporting issues.

The roles of chairman and chief executive are separate with responsibilities divided between them. The senior non-executive director is Lord Fellowes.

Following the appointment of new directors to the board, an induction programme is arranged, which also involves updates and industry specific retraining for existing directors, including visits to the group's businesses and meetings with senior management as appropriate, to facilitate understanding of the group. In addition to operations, directors are given exposure to internal controls at business unit level.
All directors are subject to retirement and re-election by shareholders every three years. In addition, all directors are subject to election by shareholders at the first opportunity after their initial appointment. The names of directors submitted for election or re-election are accompanied by sufficient biographical details to enable shareholders to make an informed decision in respect of their election. Non-executive directors are appointed for specified terms subject to re-election and to Companies Act provisions relating to the removal of directors.
The reappointment of non-executive directors is not automatic. In general, the board will ask a director reaching the age of 70 years to stand for re-election annually or to retire, as the case may be.

Performance of the executive directors and senior executives is assessed by the remuneration committee against defined, pre-agreed goals and applicable strategic objectives. Performance of the non-executive directors is assessed formally on an annual basis by the chairman and the senior non-executive director, in accordance with a set matrix covering items ranging from strategic contribution to attendance. The chairman reports these outcomes to the board in broad terms, indicating that if further consultation or remedial action is needed, it will be pursued through the nomination committee before being brought back to the board. The chairman's performance is assessed by the senior non-executive director, following the same matrix and process.

Board committees

Specific responsibilities have been delegated to board committees with defined terms of reference. The principal board committees are as follows:

The audit committee

Throughout the financial year, the audit committee was chaired by Mr Manser FCA, an independent non-executive director. Lord Fellowes, Mr Levett and Mr Morland served on the committee throughout the year. Mr Slack and Dr Strauss left the committee on 31 July 2002, when they retired from the board. Ms De Lisi joined the committee from 4 September 2002. The committee met three times during the year and an associated reporting committee met twice more. The external auditors, the chief executive and the chief financial officer are in attendance at each meeting and other members of the management team, including internal audit staff, attend as required. Executive attendees are excused for periodic discussions with the external auditors. The committee has the power to examine any financial operating and strategic matters in, and relating to, the group in accordance with its written terms of reference. This includes reviewing the annual accounts, internal control procedures, accounting policies, compliance and regulatory matters, reviewing and approving the appointment of the external auditors and other related issues.

The audit committee reviews in annual cycles with management, that adequate and suitable internal controls are in place and are appropriate to meet future needs; that significant business, strategic, statutory and financial risks have been identified and are being monitored and managed; that appropriate standards of governance, reporting and compliance are in operation; and it advises the board on issues relating to the application of accounting standards to published financial information.

Internal audit structures in the major operating subsidiaries and divisions function under the direction of, and report to, their respective audit committees. The internal audit functions are performed either by teams of appropriate, qualified and experienced employees, or through the engagement of external practitioners upon specified and agreed terms with equivalent access. These structures are reviewed for effectiveness with external consultants at least once a year. The primary mandate of the group's internal auditors is to examine and evaluate the effectiveness of the applicable operational activities, the attendant business risks and the systems of internal operational and financial control, so as to bring material deficiencies, instances of non-compliance and development needs to the attention of the applicable audit committee, external auditors and operational management, for resolution. The company's audit committee has access to the proceedings of the reports to the divisional audit committees and to subsidiary internal audit practitioners; the last having access to both central management and to the company's audit committee.

During the year a corporate governance manager was appointed to co-ordinate group-wide internal audit activity, internal control monitoring and governance reporting.

The audit committee is comprised of five non-executive directors, of whom independent directors (Lord Fellowes, Mr Manser and Mr Morland) are in the majority.

The nomination committee

The nomination committee is chaired by Lord Renwick. The other members, Mr Kahn, Lord Fellowes, Mr Manser, and Mr Morland ensure a majority of independent non-executive directors on the committee.

The committee considers the composition of the board and its committees, retirements and appointments of additional and replacement directors and makes appropriate recommendations to the board. Executive directors are considered for appointment to the board on the basis of their experience, skills and level of contribution to, and impact upon, the group. Non-executive directors are selected for recommendation on the basis of industry knowledge, professional skills and experience and, where appropriate, the directors believe that significant shareholders in the company should be represented on the board. All directors are subject to retirement and re-election by shareholders at least once every three years in accordance with the company's Articles of Association and the requirements of the Combined Code. After recommendation by the nomination committee, the appointment of a new director is dealt with directly by the board.

This committee meets as often as required, usually twice a year. The board chairman conducts annual appraisals of the performance of each of the non-executive directors and reviews these with the senior non-executive director and the company secretary. The senior non-executive director reviews the performance of the chairman of the board. Thereafter, where appropriate, individual directors may be interviewed. The results are reported to the nomination committee and the board.

The committee follows a process of recruitment and selection to fill non-executive vacancies on the board, using external agencies when appropriate to present selections for consideration and interview, in consultation with the executive directors and for presentation to the board. The composition and size of the board is now regulated in terms of the agreements with Altria Group, Inc. covering the Miller Brewing Company transaction, but outside those requirements, the company continues to follow the process described. The executive director membership of the board is limited to two, the chief executive and chief financial officer, within the arrangements which currently require three Altria Group, Inc. nominees in a maximum of 13 board members.

The remuneration committee

The remuneration committee is chaired by Lord Renwick, the other members are Mr Kahn, Lord Fellowes,

Mr Manser and Mr Morland. The committee has a majority of independent non-executive directors. The committee sets short, medium and long-term remuneration for the executive directors. More generally, the committee is responsible for the assessment and approval of a broad remuneration strategy for the group. The determination of short and long-term incentive pay structures for group executives, the positioning of senior executive pay levels relative to local and international industry benchmarks and the assessment and authorisation of specific reward proposals for the company's executive directors and those executives reporting directly to the chief executive. In order to promote an identity of interests with shareholders, share incentives are considered to be critical elements of executive incentive pay.

The remuneration committee's overall strategy is to ensure that employees are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks, as well as the requirements of collective bargaining. While Mr Kahn is not regarded as fully independent, his experience of the group and external remuneration matters brings worthwhile balance and perspective to the committee's deliberations.

The corporate accountability and risk assurance committee (CARAC)

Lord Fellowes chaired the committee throughout the year and Mr Kahn, Mr Mackay, Mr Manser, Mr Ramaphosa and Mr Wyman served as members. Mr Adami contributed as a committee member until he stepped down from the board on 31 July 2002 and continues as a co-opted member. The committee's activities (which include examination of prospective risk) are described in the separate corporate accountability review on pages 40 to 41.

The committee meets twice a year and reports to the board on its activities, as do the other board committees. Additionally, the director of corporate affairs who chairs the group-wide corporate accountability working committee (a management committee) meets regularly with the chairman of CARAC on implementation and planning issues.

Relations with shareholders

It is the policy of the company, where practicable, to pursue dialogue with institutional shareholders and to involve investors in its AGM. Alongside the facilities offered by the company secretary's department, the company has a dedicated investor relations and communications team to liaise with institutional investors. The investor relations team (which reports to the director of corporate affairs) is in constant contact with analysts and fund managers and arranges presentations on recent acquisitions and country business progress, as well as site visits. The executive directors and senior management conduct regular roadshows and presentations. The group corporate accountability manager maintains contact with fund managers and institutional investor representative bodies on socially responsible investment (SRI) and triple bottom line issues and initiates one-on-one interactions and briefings with interested investors.

The company encourages shareholders to attend its AGMs, which provide opportunities for shareholders to ask questions of the board, including the chairmen of the audit, remuneration and nomination committees and of CARAC.

Last year the board put its remuneration report to an advisory vote at its annual general meeting. Of the 998.7 million ordinary shares in issue, 752.2 million were voted (1.5 million by 26 shareholders present in person). Although the resolution was carried unanimously on a show of hands, the proxy votes counted represented 96.1% in favour of the resolution.

At the extraordinary and annual general meetings held respectively on 1 and 31 July 2002, all proxy votes were counted and displayed on screen during the voting processes.

Risk management and internal control

Responsibilities

Board of directors

Following the publication in September 1999 and application of Internal Control: Guidance for Directors on the Combined Code (the Turnbull Report), the directors report below on their review of the effectiveness of the group's systems of internal control.

The group's existing internal controls and risk management processes are subject to constant review and adaptations to the extent necessary to ensure full compliance with the requirements of the Turnbull Report, for the reporting period and to deliver improved value to the operating businesses.

In particular, the directors recognise the impact of changes such as the acquisition and integration of Miller Brewing Company and the development of a UK corporate centre. Accordingly, a programme has commenced to enhance the group's risk management framework, and related systems of internal control, appropriate to the evolving structure and needs of the group.

The directors are responsible for the group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material mis-statement or loss. In reviewing the system of internal control, the board has taken into account the results of all of the work carried out to audit and review the activities of the group. There is an ongoing process for identifying, evaluating, managing, monitoring and reporting on the significant risks faced by individual group companies and by the group as a whole. This process has been in place for the year under review up to and including the date of approval of the annual report and accounts.

In accordance with the Turnbull guidance, reviews on the effectiveness of internal control were carried out in May and November 2002 and in May 2003 by the board.

Board and executive committees

The executive committee (EXCOM), which is chaired by the chief executive, and comprises senior SABMiller plc managers, has specific responsibility for the system of risk management and reviews the risk reports of the group and the business units twice yearly, reporting to the board on key risks and their associated mitigating actions.

The audit committee deals primarily with operational and financial matters, including breakdowns of controls, reputation, insurance and loss prevention, litigation and listing compliance issues.

The corporate accountability committee deals with business ethics, values and principles, plus stakeholder accountability, including specialist areas such as employee, social, health, safety and environmental issues, as well as impacts on product and service quality and non-exclusively with emerging and prospective risk.

Business units

Responsibilities and processes are to a large extent replicated at business unit level via the existence of divisional or company audit committees and in some cases corporate accountability committees. Each local audit committee has formal terms of reference which include defined monitoring roles in relation to both risk management processes and internal audit activities.

Corporate functions

In line with the recent changes outlined above and as part of the current enhancement programme, the group intends to strengthen central management resource in both risk management and internal audit. This will improve group-wide co-ordination and promote best practice in each of these specialist areas.

Risk management

The focus of risk management in the group is to support the delivery of business objectives by identifying, assessing, managing and monitoring all known forms of risk across the group. Management is involved in a continuous process of developing and enhancing its risk and control procedures to improve the mechanisms for identifying and monitoring risks.

Key features of the group's system of risk management comprise:

- Group statements on strategic direction, ethics and values.
- Clear business objectives and business principles.
- Established risk policy.
- An ongoing process for identification and evaluation of significant risk that may prevent achievement of business objectives.
- Implementation of management processes to manage the significant risks to an acceptable level.
- Ongoing monitoring of significant risks and internal and external environmental factors that may change the risk profile.

In addition, there is a process of regular reporting to the board through the audit committee on the status of the risk management and internal control systems, and any evolving risk issues or internal control breakdowns that may have occurred. The corporate accountability committee also reports regularly to the board on social, environmental, ethical and prospective risk issues.

Key reports include those that identify, rank, monitor and measure strategic, operational and financial risks in each division and on a group basis on an annual cycle. These are supplemented by reports on internal control processes and breakdowns, along with reviews of the structure and effectiveness of internal audit functions. These reports were co-ordinated and evaluated with advice from external consultants in the period under review.

Key risks, with which the board has been concerned, and reviewed, during the year, include:

- Miller turnaround execution risk
- Tax risks
- Strategic people skills
- Industry consolidation and asset impairment
- Fundamental consumption shifts within the liquor industry.

The current initiative to enhance the group's risk management framework seeks to standardise and strengthen existing practices for reporting and assessing risks at different levels of the group to achieve a more integrated approach to risk management. It also seeks to provide a more consistent platform for risk management process assurance by internal audit.

Internal control

The group's systems of internal control are designed and operated to support the identification and management of risks affecting the group and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge.

Key features of the group's systems of internal control comprise:

- Written policies and procedures, which are detailed in policy manuals, clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved standards and budgets.
- Group treasury operations control and reduce exposure to interest rate, counterparty, liquidity and currency transaction risks and co-ordinate the activities of group companies in this area. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the board.
- Minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and managerial reporting.
- Business resumption planning, including preventative and contingency measures, back-up capabilities and the purchase of catastrophe insurance to maintain product and service delivery under adverse conditions.

Assurance

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, control self-assessment (including letters of representation), internal audit reviews and testing, and by testing of certain aspects of the internal financial control systems by the external auditors during the course of their statutory examinations. The group's various divisional audit committees consider the results of these reviews on a regular basis, to confirm the appropriateness and satisfactory nature of these systems, while ensuring that breakdowns involving material loss, if any, together with remedial actions, have been reported to the appropriate boards of directors.

At the half year and at the year end the chief executives and the chief financial officers of all the group's operations are required to submit formal letters of representation on controls, compliance and notification of ongoing or potential operational, financial and legal risks or claims. These letters form the subject of full reports to the audit committee. Directors, executives, key managers and professionals also make annual written declarations of interests and are obliged to report without delay any potential or actual conflicts of interest which may arise.

Internal audit functions operated in all of the group's principal business units in the period under review, reporting to local management and accountable to local audit committees. The audit committee is satisfied that adequate, objective internal audit assurance standards and procedures exist in the group. The November 2002 and May 2003 audit committee meetings reviewed internal audit reports on the major business units, together with proposals for the ongoing internal assurance processes. Reports on these issues were made to the board.

The adequacy and capability of the group's internal audit structures were the subject of a review during the year by external consultants.

Corporate Accountability Review

Corporate governance, transparency and accountability remain the bedrock upon which SABMiller's ongoing pursuit of broad-based business excellence lies. While short-term economic performance must be balanced with social responsibility commitments, our global environment today demands that we consider a longer-term horizon for overall sustainable development – taking into consideration the needs of all our stakeholders.

This review provides an outline of our approach to corporate accountability, covering systems and processes and our major economic, social and environmental impacts. A comprehensive account of this triple bottom line performance can be found in the accompanying 2003 Corporate Accountability Report (CAR) as well as on our website: *www.sabmiller.com*.

SABMiller has a proud tradition of quality management based on a solid foundation of core values, embedded in its understanding of legal and regulatory requirements, stakeholder and societal expectations and current market practices.

To give meaning to this, the company formalised its accountability function some six years ago and has sought continuous improvement through regular evaluation and modification of its systems and processes.

The company's governance structure, detailed on pages 34 to 39 of this report (and pages 16 to 19 of the CAR) reflects a broad and integrated approach to the concept. In particular, the corporate accountability and risk assurance committee (CARAC) – chaired by the senior non-executive director, Lord Fellowes – assists the board in the discharge of its duties relating to corporate accountability and associated risk and opportunities in terms of the direction, assurance and reporting for the group.

The committee utilised the services of the group corporate accountability department to progress its activities, and co-opts management and technical specialist input to align the accountability agenda with those of the various strategic business functions and to ensure full representation and participation of all the business units within the group.

Accountability Review

Our accountability review is based on a detailed assessment of how each SABMiller operation is giving practical effect to the business principles we espouse. Every quarter a range of their economic, environmental and social impacts are reported and presented for consideration by the board. At year end a thorough review is conducted and published – what follows is a summary of the full CAR for the financial year ended 31 March 2003.

The continued growth in the business, notably the acquisition of Miller Brewing Company, has greatly added to the size and diversity of the non-financial performance and risk management issues which the CAR addresses. So as to present the fullest possible picture, the company's measures have been included ahead of the usual two-year transitional period (the full accountability scope and reporting boundaries can be found on page 5 of the accompanying CAR).

Economic impacts

This year, the enlarged business received over US$8 billion (excluding associates) in sales from its customers. How that income is used in the business determines our economic impact. More than half is spent with suppliers of raw materials, packaging and other goods and services, thereby sustaining many thousands of jobs in the wider economy. Even though supplies are increasingly sourced globally, more than three quarters of our spending remains in the countries where our operations are located. In South Africa and the USA, we monitor and try to increase the business we do with commercial equity and minority enterprises respectively.

The best measure of how stakeholders benefit from the wealth generated by the business is cash added value – worth more than US$3.9 billion this year. Governments gain the largest share of the value we create, some 40%, due to the high level of excise duties and other taxes levied on the group. Our 42,402 employees are the next largest beneficiaries, receiving a quarter. Providers of capital, both investors and borrowers, received 13% this year.

Environmental impacts

We have again improved our environmental efficiency, a trend reinforced by the inclusion of Miller's performance. Measured against our outputs, we are using less water and energy, and producing less liquid waste. Recycling of other wastes has also increased, now exceeding 90%. However, increased energy efficiency did not lead to reduced relative emissions of carbon dioxide – thought to be the main 'greenhouse gas' – because of changes in energy sources, mainly in the generation of electricity bought from national grids over which we have no control. This year we have also extended our environmental management systems and expanded our reporting, in particular to include biodiversity issues and our hops, barley and sugar cane farms.

Social impacts

The scale and international reach of our operations is such that many millions of people are affected by our social impacts. At the head of the list are our employees, including 28,000 in associated companies not included in financial reporting but covered in our full accountability review. This year we have introduced a new grading system which ranks our operations in categories to assess progress being made in local businesses on critical human resource management issues. We have, for example, extended our commitment over a range of activities to address HIV/AIDS and continue to make progress on diversity issues, principally in South Africa. Group-wide investment in training was broadly constant outside Africa, where reorganisation regrettably disrupted development plans.

In wider society, we continue to engage with local communities and a broad range of stakeholders and interested parties. A new group policy on alcohol issues was adopted during the year, and this is being rolled-out to ensure each operation gives effect to its responsibilities, both for its own marketing practices and in educating consumers about the dangers of misuse. We continue to maintain above-board relations with governments and their various regulatory agencies and strictly enforce our ethical conduct policies. During the year, no incidents of bribery were identified.

Looking ahead, many challenges remain: as we incrementally manage the impacts of our own operations, we will increasingly work with others – our business partners, our industry colleagues and other stakeholders – to progress our long term goal of sustainable development. Complete details of this year's accountability performance and the environmental, alcohol, social investment together with other policies that underpin it, are available in the CAR and also on-line at *www.sabmiller.com.*

Corporate Accountability Review

In terms of the Association of British Insurers' Guidelines for the reporting of social, environmental and ethical matters, it is recorded here that:

- The board addresses accounting for these matters by reviewing them and reports thereupon by assigning these issues to CARAC for development and policy recommendation alongside the examination of business and strategic risk through the audit committee's internal control process.
- SABMiller addresses social, environmental and ethical matters in the training of its directors in terms of impacts of key risks such as reputation, and in the development of CARAC and the CAR. Such training will become more specific in future and is included in director induction.
- The remuneration committee is aware of emerging views that the effect of social, environmental and ethical performance should be included in the design and implementation of its performance-related remuneration schemes.
- SABMiller's reports include information about the effect of social, environmental and ethical matters on the company's short and long-term value. SABMiller's Cash Value Added Statement (refer to pages 20 and 21 in the CAR) has found an innovative way to demonstrate in economic terms how shareholders and other stakeholders have benefited from the company's activities.
- The accompanying CAR describes the company's policies and procedures for managing risks to SABMiller's short and long-term value arising from social, environmental and ethical matters and the extent of its compliance with these.

Board of Directors





Executive Directors

Ernest Arthur Graham Mackay • (1)
BSc (Eng) BCom
Chief executive
(53) Mr Mackay joined SAB Ltd in 1978 and held a number of senior positions in the company including chairman of SAB Ltd in South Africa and group managing director, before becoming chief executive in 1999, overseeing the company's relisting on the London Stock Exchange in the same year. He is also joint deputy chairman for The Standard Bank of South Africa Limited and Standard Bank Group Limited.

Malcolm Ian Wyman • (3)
CA(SA)
Chief financial officer
(56) Mr Wyman has been with the company since 1986, becoming group corporate finance director in 1990 and chief financial officer in 2001, having responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SABMiller plc, he was an executive director of UAL Merchant Bank.

Non-executive Directors

Jacob Meyer Kahn † ‡ • (8)
BA (Law) MBA DCom(hc) SOE
Chairman
(63) Mr Kahn joined the group in 1966 and occupied executive positions in a number of the former retail interests before being appointed to the SAB Ltd board in 1981. He was appointed group managing director of SAB Ltd in 1983 and executive chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its chief executive, serving for two and a half years. In 1999 he assumed the chairmanship of SABMiller plc. Amongst other awards, he holds an honorary doctorate in Commerce from the University of Pretoria and was awarded the SOE in 2000.

Geoffrey Cyril Bible (4)
FCA (Aust) ACMA (UK)
(65) Mr Bible served as CEO of Altria Group, Inc. (formerly Philip Morris Companies Inc.) from June 1994 until April 2002 and as chairman of the board from January 1995 until August 2002, when he retired. He also served as chairman of the board of Kraft Foods Inc. from March 2001 until August 2002 when he retired. Mr Bible joined the board in August 2002, following the completion of the transaction between SAB and Altria Group, Inc. regarding Miller Brewing Company. He is also a member of the board of directors of News Corporation Ltd.

Louis Carey Camilleri (13)
BA (Economics & Business Administration)
(48) Chairman and chief executive officer of Altria Group, Inc. since August 2002, having been president and chief executive officer of Altria Group, Inc. since April 2002 and previously serving as senior vice president and chief financial officer of the corporation since November 1996. He is also chairman of the board of directors of Kraft Foods Inc. Mr Camilleri joined the board in August 2002, following the completion of the transaction between SABMiller plc and Altria Group, Inc. regarding Miller Brewing Company.

Nancy Jane De Lisi * (12)
BA (Psychology) MPA (Masters of Professional Accounting)
(52) Senior vice president mergers and acquisitions Altria Group, Inc. Ms De Lisi joined the company in 1985 and previously held positions within the corporation as vice president finance and treasurer, treasurer, vice president treasurer international and assistant treasurer. Ms De Lisi joined the board in August 2002, following the completion of the transaction between SABMiller plc and Altria Group, Inc. regarding Miller Brewing Company.

Lord Fellowes * † ‡ • (6)
(61) Chairman of Barclays Private Banking and Degrémont UK. Lord Fellowes was private secretary to the Queen from 1990 until 1999, having joined the Royal Household in 1977 from a career in the London money market. He also chairs the Prison Reform Trust and is a trustee of the Rhodes Trust. He was appointed to the board in 1999.

Michael John Levett * (5)
BCom FFA FIA FASSA Dr. Econ Science(hc)
(63) Chairman of Old Mutual plc. Mr Levett joined the board in 1999, having previously been a director of SAB Ltd from 1984. He is deputy chairman of Mutual and Federal Insurance Company Limited and a director of Barloworld Limited, Nedcor Limited and Old Mutual South Africa Trust plc.

Peter John Manser *†‡ • (2)
CBE, DL, FCA.
(63) Chairman of Intermediate Capital Group plc, deputy chairman of Fitzhardinge plc and a director of Shaftesbury plc. Mr Manser was chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past chairman of the London Investment Banking Association and a member of the president's committee of the British Banking Association between 1994 and 1998. He joined the board in June 2001.



Miles Quintin Morland * † ‡ (10)
(59) Chairman of Blakeney Management, an investment management firm specialising in Africa, which he founded in 1990. Mr Morland is a director of a number of emerging market funds and of various companies active in Africa. He is chairman of London Business School's Africa Advisory Board. He was appointed to the board in 1999.

Ning Gaoning ('Frank' Ning) (9)
BA (Econ) MBA
(44) Chairman of China Resources Enterprise, Limited and China Resources Land Limited (both are listed companies in Hong Kong), vice chairman and president of China Resources (Holdings) Co Ltd and China Resources National Corp. (private companies in Hong Kong and the Chinese Mainland, respectively). Mr Ning also holds a directorship in HIT Investments Ltd. He joined the board in October 2001.

Matamela Cyril Ramaphosa • (7)
Bproc LLD (hc)
(50) Chairman of Johnnic Holdings. Mr Ramaphosa is executive chairman of Millennium Consolidated Investments Limited and holds directorships in FirstRand, Macsteel Holdings, MTN Group Limited, Alexander Forbes and Medscheme Limited. He sits on the board of the Nelson Mandela Foundation and the Commonwealth Business Council. He joined the board in 1997.

Lord Renwick of Clifton † ‡ (11)
MA
(65) Vice chairman, investment banking, J.P. Morgan Europe, chairman of Fluor Limited, and a director of British Airways plc, Compagnie Financière Richemont and BHP Billiton plc. Lord Renwick served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He joined the board in 1999.

		1 2 3	4 5	6 7 8
	9	10 11	12 13	

* Audit Committee
† Nomination Committee
‡ Remuneration Committee
• CARAC

Directors' Report

The directors have pleasure in submitting to shareholders their report together with the audited financial statements for the year ended 31 March 2003.

Business activities and development

	2003 US$m	2002 US$m	% change
Turnover	**9,112**	4,364	109
EBITA before exceptionals	**1,270**	766	66
Profit before tax	**770**	606	27
Basic earnings per share (US cents)	**27.5**	40.7	(32)
Adjusted earnings per share			
– US cents	**54.0**	48.7	11
– SA cents	**513.0**	472.5	9

Statements by the chairman and the chief executive on the performance during the year and the future prospects of the group's businesses are included separately in this document.

Acquisitions and investment

Following the approval of shareholders at the extraordinary general meeting (EGM) on 1 July 2002, Miller Brewing Company became a wholly owned subsidiary of SABMiller plc on 9 July 2002.

In November 2002 the group and China Resources Enterprise, Limited (CRE) announced through their joint venture, China Resources Breweries Limited (CRB), their intention to raise their ownership of three breweries from 90% to 100% to gain full control of the Snow beer brand, by purchasing the outstanding shares in China Resources (Shenyang) Snowflake Brewery Co. Ltd, Shenyang Snowflake Beer Co. Ltd and Shenyang Beer Co. Ltd from Shenyang Pi Jiu Chang for a cash consideration of US$16.9 million.

In December 2002 a landmark empowerment transaction was announced which completed in March 2003. This agreement resulted in SABMiller plc and Tsogo Investment Holding Company (Pty) Ltd transferring their interests into a new company named Tsogo Sun Holdings (Pty) Ltd.

In terms of the transaction SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company in which SABMiller plc has a 49% interest.

During February 2003 SABMiller's Polish subsidiary, Kompania Piwowarska S.A. (KP), agreed to acquire a 98.8% equity interest in Browar Dojlidy Sp z.o.o. and an outstanding shareholder loan from Radeberger Gruppe AG for a cash consideration of US$38 million. The transaction was completed in April 2003.

In February 2003, the disposal of the Valpré and Just Juice trademarks to a subsidiary of The Coca-Cola Company was agreed. The transaction was completed during April 2003.

During March 2003, SABMiller's Indian subsidiary, Mysore Breweries Ltd, acquired a 97.35% interest in Rochees Brewing Limited, replacing a contract brewing arrangement that had been in place throughout the financial year.

Post balance sheet acquisitions

In May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with options to increase the holding in the future. The transaction was completed on 4 June 2003, with SABMiller acquiring an initial stake of 60% for cash consideration of €246 million (US$288 million).

Also in May 2003, it was announced that SABMiller's, Indian subsidiary, Mysore Breweries Ltd, had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies.

Change of name

Following shareholders' approval at an EGM of shareholders held on 1 July 2002, the company changed its name from South African Breweries plc to SABMiller plc on 9 July 2002.

Share capital

During the year, the issued ordinary share capital increased from 840,888,305 shares of 10 US cents each to 998,802,609 ordinary shares of 10 US cents each. 430 million shares were issued to Altria Group, Inc. (formerly Philip Morris Companies Inc.) which comprised 234,948,770 ordinary shares and 195,051,230 convertible participating shares and 77,368,338 ordinary shares held by Safari Ltd were converted to non-voting convertible shares. 333,872 new shares were issued to satisfy the implementation of options in the SAB Executive Share Purchase Scheme.

Dividends

An interim dividend of 6.5 US cents per share in respect of the year ended 31 March 2003 was paid on 20 December 2002.

The board has proposed a final dividend of 18.5 US cents per share, making a total of 25.0 US cents per share for the year, representing a dividend cover ratio of 2.2 times adjusted earnings. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 30 July 2003. In the event that ratification takes place, the dividend will be payable on 8 August 2003 to shareholders on either register on 11 July 2003. The ex-dividend trading dates as stipulated by the London Stock Exchange (LSE) will be 9 July 2003 on the LSE and 7 July 2003 on the Johannesburg Securities Exchange South Africa. As the group reports primarily in US dollars, dividends are also declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 16 May 2003, being the last practical date before the declaration date will be used for conversion (£/$=1.6240 and R/$=7.8000) resulting in an equivalent final dividend of 144.3000 SA cents for RSA shareholders and 11.3916 UK pence for UK shareholders. The equivalent total dividend for the year for RSA shareholders is 207.0250 SA cents (2002: 250.6000 SA cents) and for UK shareholders is 15.5081 UK pence (2002: 17.2931 UK pence).

Notifiable interests

Notifiable interests representing 3% or more of the issued ordinary share capital of the company are disclosed in note 36 to the accounts.

Annual general meeting

The annual general meeting (AGM) to receive the annual report will be held at the Hotel InterContinental, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 am on Wednesday, 30 July 2003. Notice of the meeting has been mailed to shareholders and may also be obtained separately.

Governance

Particulars of the directors of the company and the secretary are set out separately in this document. The membership and terms of reference of each board committee are further described in the same section. The report on directors' remuneration (including directors' shareholdings in the company) is set out, in full, separately in this document. The statement regarding the directors' responsibilities in respect of the financial statements is also set out separately. Details of internal control compliance, including financial control, are set out separately in the Corporate Governance Review.

Auditors

Following the conversion of our auditors, PricewaterhouseCoopers, to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 21 February 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP as auditors. PricewaterhouseCoopers LLP have expressed their willingness to continue in office and resolutions proposing their reappointment and authorising the board to set their remuneration will be submitted to the forthcoming annual general meeting.

Employment policies

The continued motivation of employees and management towards overall productivity enhancement in the business, by increasing empowerment, is a fundamental feature of the group's operating philosophy and is key to the management of risk. This is achieved through training, development, information sharing and progressive co-operative contributions to operating methods and planning, supported by rewards at competitive levels, including short and long-term incentives where appropriate.

Each company within the group designs employment policies which are appropriate to its business and markets and which attract, retain and motivate the quality of staff necessary to compete. These policies are required to provide equal employment opportunities, without discriminating against gender, race or physical disability. Reports to employees are published, to international standards, by the major subsidiary companies and divisions.

In southern Africa, the group encourages and implements the inclusion and advancement of black and female persons in managerial capacities throughout every aspect of the group's activities, and encourages black business within all the group's commercial associations.

This activity is driven by top management commitment, and progress is measured at group level as well as divisional and subsidiary board levels against agreed time-related, qualitative and quantitative targets.

Purchase of own shares

At the last AGM, shareholder authority was obtained for the company to purchase its own shares up to a maximum of 10% of the number of shares in issue on 31 March 2002 over a period covering the earlier of the next AGM or 31 October 2003, on certain pricing conditions. Under the terms of the Employee Benefit Trust, details of which are provided in the report on directors' remuneration and in note 15 to the accounts, shares in the company may also be purchased.

The notice of AGM proposes that shareholders approve a resolution renewing this authority.

Corporate citizenship and community relations

SABMiller's corporate citizenship philosophy is set out in the Corporate Accountability Review in this report. The 2003 report on corporate citizenship, which looks at the group's social, environmental and economic performance in more detail, is published and distributed as a companion document to this report.

Donations

During the year, group companies made donations of US$13.0 million to charitable organisations. The group makes no political donations in the United Kingdom, nor within the European Union. We do not plan, in the current year, to make political donations in member countries of the European Union.

During the year under review, Miller Brewing Company made no contributions to individual federal or state candidates, but did, however, make contributions to state governments which permit corporate support, totalling US$0.7 million.

Research and development

The group continues to invest in new products and processes, as well as new technologies to improve overall operational effectiveness. SABMiller plc's scientific research has yielded solid progress in brewing raw materials, new brands and packs and in proprietary technologies.

Payment of suppliers

Operational companies across the group agree terms and conditions with suppliers before business takes place, and its policy and practice is to pay agreed invoices in accordance with the terms of payment. At the year-end the amount owed to trade creditors was equivalent to 46.2 days of purchases from suppliers.

By order of the board



A O C Tonkinson
Group secretary
9 June 2003

Remuneration Report

Introduction
The following report from, and the recommendations of, the remuneration committee have been approved without amendment by the board for submission to shareholders.

Composition and terms of reference
During the financial year ended 31 March 2003 the members of the remuneration committee were Lord Renwick of Clifton (in the chair), Mr Kahn, Lord Fellowes (from September 2002), Mr Manser and Mr Morland. Following completion of the acquisition of Miller, Mr Bible joined meetings as an observer.

The remuneration committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants and awards under the company's share incentive plans. Consideration is also given to the company's group-wide compensation and incentive policies to ensure alignment.

Advisors
In the course of its deliberations, the remuneration committee has considered the views of the chief executive, Mr Mackay, on the remuneration and performance of his colleagues on the executive committee. The group secretary, Mr Tonkinson, and the group human resources director, Mr Nel, have also provided information relating to such matters as expatriate pay for international deployments and equity usage through share incentive plans.

The remuneration committee has continued to employ Mercer Human Resource Consulting (Mercer), which provides advice to the company on pensions and risk matters, to provide independent market information and remuneration advice on an ongoing basis. Other advisors, including Lovells, the company's legal advisors, and Channel Consulting in South Africa have also provided information and advice as required for the remuneration committee to fulfil its responsibilities.

Remuneration policies
The remuneration committee has operated a framework of policies, within which it has set the remuneration package for each executive director, which applies the principles of Section 1 of the Combined Code and the Code of Best Practice. It is the policy of the remuneration committee that executive directors should have 12-month contracts. Current practice fully complies with this policy.

The overall policy of the remuneration committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. In the application of its policy, the remuneration committee also has had regard to the necessity of being competitive in the different parts of the world in which the company operates.

The remuneration committee has implemented its policy by providing for each executive director a remuneration package comprised of annual base salary, an annual cash bonus plan, long-term incentives through participation in share option and performance share plans, pension contributions, other security and health benefits and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of "fixed" pay which is competitive with the median provision of the chosen comparators. The variable pay elements provided by short and long-term incentives are intended to provide superior total pay opportunities if the company's performance merits that.

The short-term and long-term incentives provided to the executives have been based on multiples of base pay and have been provided under plans, details of which are set out in the following pages. In order to promote an identity of interest with shareholders, share incentives are considered to be critical elements of executive remuneration policy.

With the acquisition of Miller Brewing Company in July the size and geographic reach of SABMiller plc changed dramatically from that of the former SAB plc. In the report for 2002 and in the Circular for Shareholders on the Miller transaction, the remuneration committee stated its intention to continue to have regard to the pay levels of UK companies of comparable size but also to take account of pay levels and practices in the company's principal international competitors operating in the markets in which it is engaged. The remuneration committee will keep the company's remuneration policy as detailed herein for the new financial year and will in subsequent years ensure that the company's reward programmes remain competitive and provide appropriate incentive for performance.

The remuneration committee has also been examining ways to target salaries at the median but to provide the opportunity through short and long-term incentives for executives to receive upper quartile pay for superior performance. As a result the remuneration committee has been reviewing both the structure and levels of short-term incentive opportunity to keep them in line with market practice. Full disclosure will be provided to shareholders of any changes to the annual bonus plan.

Executive directors' salaries

The remuneration committee reviewed and revised the salaries of executive directors at its meeting in May 2002. Following its established practice, the salaries of the executive directors were compared in whole or in part with median pay levels of a group of 30 UK listed companies of comparable size to SABMiller at that time in terms of market value.

For those executives whose primary responsibilities were for operations of business units outside the UK, part of base pay was also related to appropriate benchmarks in their theatres of operation. Information from Channel Consulting in South Africa on market pay levels for chief executives of companies comparable to those of SABMiller's regional operations showed the need for substantial adjustments to maintain appropriately competitive pay levels for the two executives based there.

In the cases of Mr Lloyd, Mr Mackay and Mr Wyman, 100% of salary was determined by reference to the UK market. In the case of Mr Adami, salary was determined on the assessment that 40% of his time was spent on SABMiller plc duties and therefore related to the UK market, while 60% was on duties for The South African Breweries Ltd and related to the South African market. In the cases of Mr Parker and Mr Simms, the applicable percentages were 30% on SABMiller plc duties and 70% on duties in the Africa and Asia and European divisions with headquarters in South Africa and Hungary, respectively.

Following the enlargement, increased market capitalisation and greater complexity of the group, at its September 2002 meeting the remuneration committee reviewed and revised the salaries of Mr Mackay and Mr Wyman, with effect from 9 July 2002 (when the Miller transaction was approved), as the remaining two executive directors of the group, to align them with those of their comparators in FTSE 100 companies of similar market capitalisation.

Details of their revised salaries applying from 1 April 2002 and from 9 July 2002, and the percentage changes from 31 March 2002 levels are shown in the table below:

Executive directors' at 31 March 2003	Effective date	**2003 £**	2002 £	Total % change from 2002
E A G Mackay	From 1/4/02	**575,000**	508,800	
	From 9/7/02	**625,000**		22.83
M I Wyman	From 1/4/02	**355,000**	315,000	
	From 9/7/02	**390,000**		23.80

Details of salaries paid to the former executive directors for the period from 1 April 2002 to 31 July 2002 are given in the table of directors' emoluments on page 52. Short- and long-term incentive remuneration, described in the following paragraphs is determined annually as a factor or multiple of basic salary and is awarded, or vests, as the case may be, in a strict relationship to pre-set performance targets.

Annual incentive plans

In addition to base salary, each of the executive directors and members of the executive committee was entitled to participate in an annual bonus plan to reward the achievement of group financial, divisional financial (where applicable), strategic and personal performance objectives agreed by the remuneration committee. Under this plan the chief executive might earn a bonus of up to 80% of base salary and the chief financial officer and other executive committee members up to 65%.

The common group financial performance targets related to earnings per share growth and EBITA margin. The divisional financial targets vary according to divisional value drivers derived from group needs and include EVA, EBITA and EBITA margin.

For the chief executive, the chief financial officer and Mr Lloyd the proportions of maximum bonus derived from the different sets of measures were 60% group financials, 20% strategic objectives and 20% personal objectives. For the other executive directors the proportions of maximum bonus derived from the different sets of measures were 30% group financials, 40% divisional financials and 30% strategic and personal objectives.

At its meeting on 21 May 2003, the remuneration committee received assessments of the performance of the executives participating in the bonus plans against their agreed targets. In the light of the financial performance of the company and the achievement of a significant increase in the group's earnings per share, the remuneration committee agreed the payments of bonuses as shown below to the executive directors:

	2003 bonus	% of Salary	2002 bonus
E A G Mackay	**£425,000**	68	£275,000
M I Wyman	**£215,000**	55	£160,000

Long Term Incentive Plans

Share Option Schemes
Since its listing on the London Stock Exchange, the company has operated the SABMiller plc Approved Share Option Scheme (approved by the UK Inland Revenue), the SABMiller plc Executive Share Option No 2 Scheme and the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa).

On the acquisition of Miller Brewing Company, shareholders approved the establishment of share incentive arrangements for employees of the company principally in the Americas. These arrangements have taken form in the SABMiller International Employee Share Scheme and the SABMiller International Employee Stock Appreciation Rights Scheme.

All grants of options or rights over shares under these plans have to be at the market value of the company's shares at the time of grant.

Executive directors have only been permitted to participate in the Approved Share Option Scheme (in which participation is limited at any time to £30,000 of outstanding options) and the Executive Share Option No 2 Scheme. In the latter scheme grants are made on an annual basis to a maximum of 200% of the chief executive's base salary and 150% of the chief financial officer's base salary (other executive committee members may be granted up to either 125% or 150%, depending on their roles and responsibilities), following changes agreed in 2001.

Options granted under the Approved and the No 2 Schemes may normally only be exercised between three and ten years after grant. The right to exercise is dependent on the achievement of adjusted earnings per share (eps) growth targets, calculated on the basis of the definition of Headline Earnings in the Institute of Investment Management and Research's Statement of Investment Practice No.1, chosen because of their ready visibility both to executives and to shareholders:

- For options granted prior to 2002, growth in eps of 3% per annum compound in excess of the change in retail price index (RPI) over any three year period within the ten year option life is required.
- For options granted in 2002, an increasing proportion of the option will "vest" if growth in eps, measured from a fixed base, is between 3% and 5% per annum compound in excess of the change in RPI tested at the third, fourth and fifth anniversaries of the date of grant, after which any unvested portion of the option will lapse.

Performance Share Award Scheme
The company also has in place the SABMiller plc Performance Share Award Scheme, which is operated in conjunction with the company's Employee Benefit Trust (EBT). The trustee of the EBT grants awards in consultation with the company. Awards are subject to performance conditions and will normally vest after three years with a provision that if vested awards are retained for a further two years they will be increased by an allocation of 50% of the number of shares in the original award that vested.

Normally awards under this plan are made annually to a value of 100% of base salary for the chief executive, 75% of base salary for other executive directors and up to 50% of base salary for other senior executives. The table on page 55 gives details of the awards made in 2002 and awards still outstanding from previous years.

For normal awards under this plan, vesting will only occur if over the three years after grant the company's total shareholder return (TSR) exceeds the median TSR of a comparator group of companies identified at the time of award. For the June 2000 awards the comparator group comprised both brewing and other beverage companies to reflect the company's presence in non-alcoholic beverages. For the June 2001 and May 2002 awards the comparator group was refined to focus only on international brewers, reflecting the company's strategic priority.

On exceeding the median performance of the relevant comparator group, 25% of the award will vest and on reaching the upper quartile, 100% of the award will vest. Between these levels of achievement awards vest pro rata. TSR is calculated using the equation:

$$TSR = \frac{(1 + Z) \times Y}{X}$$

where X is the base price (the average of the daily closing share prices over the three months preceding the start of the measurement period); Y is the final price (the average of the daily closing share prices over the three months immediately preceding the end of the measurement period); and Z is the sum of the fractions of an ordinary share purchaseable by reinvestment of the dividends paid during the measurement period on the relevant payment dates. Relative TSR was chosen as the performance measure because it allows for performance to be measured relative to other companies and reflects the benefit to shareholders of management effort.

The board disclosed in the shareholder circular on the acquisition of Miller Brewing Company its intention of making additional performance share awards to the chief executive and chief financial officer of 240,000 and 160,000 shares, respectively. The board considered it important to strengthen the remaining executive directors' alignment with shareholder interests and to retain them during the demanding period of integration that lies ahead, to secure value creation for shareholders of SABMiller plc.

The board had undertaken extensive consultations with institutional shareholders and shareholder representative bodies before deciding that exceptional performance share awards were the best way to accomplish this. Those special awards were made within the rules of the SABMiller plc Performance Share Award Scheme with effect from 9 July 2002, the date of the completion of the transaction, and were as set out in the table on page 55.

Each award may vest after three years, dependent on the performance achieved and subject to continued employment of the executive. At the third anniversary of the effective date of the awards the remuneration committee will consider the performance of the company over the period, looking at:

- The TSR of the company compared to the TSR of 30 companies which together comprise a FTSE comparator group; and
- The financial performance of the company.

The base price for the TSR calculation will be 477p, the average of the daily closing share price in the three months to 3 April 2002 (the last dealing day prior to confirmation that SAB plc was in talks to acquire Miller Brewing Company). The comparator group is the same 15 companies above and 15 companies below SAB plc in the FTSE 100 on 28 March 2002 used as the reference group for the 2002 executive pay reviews.

The companies comprising the TSR comparator groups for all the Performance Share Awards which had not yet vested or lapsed at 31 March 2003 are listed below:

June 2000 awards	**June 2001 and May 2002 awards**
Allied Domecq	Ambev
Anheuser-Busch	Anheuser-Busch
Bass	Asahi Breweries
Cadbury Schweppes	Asia Pacific Breweries
Carlsberg A	Bavaria
Coca-Cola Beverages	Carlsberg A
Diageo	Coors Adolph B
Fosters Brewing Group	Femsa UBD
Greene King	Fosters Brewing Group
Grolsch (Kon)	Greene King
Heineken	Grolsch (Kon)
Kirin Brewery	Hartwall A*
Pernod Ricard	Heineken
San Miguel	Interbrew
Scottish & Newcastle	Kirin Brewery
Whitbread Holdings	Lion Nathan
Wolverhampton & Dudley	Molson A
	Quinsa
	San Miguel B
	Sapporo Breweries
	Scottish & Newcastle
	Wolverhampton & Dudley

*Hartwall was acquired by Scottish & Newcastle in December 2002 and has been removed from the group for future measurement.

July 2002 awards

3i Group, Alliance & Leicester, Allied Domecq, Amersham, Associated British Foods, BOC Group, Cable & Wireless, Dixons, Friends Provident, Gallaher Group, Granada, Hanson, Hilton Group, ICI, Invensys, Kingfisher, Land Securities, Next, Old Mutual, P&O Princess Cruising, Powergen, Rentokil Initial, Royal & Sun Alliance, Scottish & Newcastle, Scottish & Southern Energy, Smith & Nephew, Smiths Group, United Utilities, Wm Morrison Supermarkets, Wolseley.

Pensions

During the year the company made contributions for the executive directors to the SABMiller Executive Pension Scheme, an Approved Occupational Pension Scheme established as a self-administered money purchase scheme. The rate of contribution paid in respect of each executive director's £ sterling based salaries was 15.6%, to the extent allowed by the earnings cap. Contributions in relation to salary above the earnings cap were given as additional taxable pay. Having elected not to join the scheme, Mr Simms was given his contributions entirely as additional taxable pay.

The Committee intends to review the age-related adequacy of contribution levels in the year ahead. Contributions for the South African based executives were also made in regard to their Rand base salaries to defined contribution group retirement schemes of their employer companies in South Africa, in accordance with the rules of those schemes on a continuation basis at the rate of 19.8% of base salaries.

The value of contributions made to each executive director in regard to qualifying service during the financial year is included in the Summary of Emoluments Paid table on page 52.

It is the group's policy to provide occupational retirement funding schemes on a money purchase basis wherever possible so as to minimise the company's funding risk. Where feasible, the company applies this policy to its new acquisitions.

Service contracts

Service contracts of all the executives are renewable annually on a rolling basis. Notice to be given by the executives to the company or its subsidiaries under their contracts is 12 months. Notice to be given by the company to the executives is 12 months. Mr Lloyd, Mr Mackay and Mr Wyman had service contracts with the company.

Mr Simms had separate service contracts with the company, for duties in relation to the company, and with South African Breweries International Management Ltd (a Guernsey-based subsidiary of the company) for his role in the management of the European operations.

Mr Adami and Mr Parker had separate service contracts with the company, for duties in relation to the company, and with The South African Breweries Ltd (a wholly owned subsidiary of the company) for their other duties.

The subsidiary service contracts, where in place, are subservient to the SABMiller plc contracts.

Under the service contracts with the company, a payment in lieu of notice may be made on termination of employment. Such payment shall be calculated by reference to the executive's base salary plus company pension contributions for the relevant period, less any deduction considered by the company to be appropriate and reasonable to take account of accelerated receipt and the executive's duty to mitigate his loss.

During the year, as a consequence of the acquisition of Miller Brewing Company, Mr Adami, Mr Lloyd, Mr Parker and Mr Simms agreed to resign as directors of the company and their service contracts were varied accordingly.

The execution dates of the contracts of Mr Mackay and Mr Wyman were, respectively, 27 February 1999 and 26 February 1999.

Other benefits

The executive directors are provided with medical insurance, permanent health insurance, company car or car allowance (at their choice) and death in service benefit. Mr Lloyd has continued to receive housing allowance at the rate of £8,333 per month to assist with the cost of accommodation following his relocation to the UK, subject to a 36-month limit.

Non-executive directors' fees

The fees of the non-executive directors were determined by the board in the absence of the non-executive directors. Fees for the chairman and the other non-executive directors were reviewed and revised with effect from 1 July 2002, for the first time since 1999. As from 1 July 2002 the annual rate of fees for the chairman has been set at £120,000 in respect of his duties as chairman. The basic annual rate of fees for each other non-executive director was set at £37,500 and, in addition, the extra fees for committee membership and chairs were also revised.

For membership of the audit, remuneration or corporate accountability and risk assurance (CARAC) committees over a full year a non-executive director will receive a fee of £5,000; as chair of the audit, remuneration or CARAC committees a non-executive director will receive a fee of £6,000 over a full year. Membership of the nomination committee attracts no additional fees but the chair of that committee receives an additional £8,000. As senior non-executive director, Lord Fellowes receives an additional fee for this role of £5,000 pa.

Performance review

The adjacent graph compares the company's TSR over the period from 8 March 1999 to 31 March 2003 with the FTSE 100 Total Return Index over the same period.

Cumulative TSR Performance


£140
£120
£100
£80
£60
£40
£20
£0
Value of £100 invested on 8 March 1999
SABMiller
FTSE 100
8 March 1999
31 March 2000
31 March 2001
31 March 2002
31 March 2003

Directors' emoluments

The directors' emoluments in the year ended 31 March 2003 in total have been audited and were as follows:

Emoluments paid for the period 1 April 2002 to 31 March 2003

Name	Salary/fees UK £	RSA £	Europe £	2003 Total £	2002 Total £	Retirement contri-butions £	Benefits £	Total (excl. bonus) £	2003 Bonus £	2003 Total £	2002 Total £
Executive directors											
E A G Mackay	614,344	–	–	**614,344**	508,800	173,963***	132,961	**921,268**	425,000	1,346,268	1,059,431
M I Wyman	382,313	–	–	**382,313**	315,000	59,641	97,714	**539,668**	215,000	754,668	702,172
*N J Adami	45,000	24,652	–	**69,652**	162,166	12,754	14,417	**96,823**	41,666	138,489	305,309
*R L Lloyd	98,333	–	–	**98,333**	275,000	15,340	55,329	**169,002**	50,000	219,002	644,753
*A C Parker	25,000	24,428	–	**49,428**	36,193	9,666	14,755	**73,849**	31,666	105,515	85,743
*M H Simms	26,667	–	39,171	**65,838**	226,341	9,842	18,382	**94,062**	46,666	140,728	417,388
									Total (A)	**2,704,670**	**3,214,796**
Non-executive directors											
G C Bible	–	–	–	–	–	–	–	–		–	–
L C Camilleri	–	–		–	–	–	–	–		–	–
N De Lisi	–	–	–	–	–	–	–	–		–	–
J M Kahn	123,750	–	–	**123,750**	104,583	–	6,870	**130,620**		130,620	110,193
Lord Fellowes	58,133	–	–	**58,133**	40,083	–	317	**58,450**		58,450	40,407
M J Levett	40,000	–	–	**40,000**	32,500	–	–	**40,000**		40,000	32,500
M Q Morland	44,375	–	–	**44,375**	35,000	–	284	**44,659**		44,659	35,312
M C Ramaphosa	40,000	–	–	**40,000**	32,083	–	–	**40,000**		40,000	32,083
Lord Renwick of Clifton	53,875	–	–	**53,875**	46,417	–	–	**53,875**		53,875	46,417
P J Manser	54,625	–	–	**54,625**	28,542	–	317	**54,942**		54,942	28,866
Ning Gaoning	35,625	–	–	**35,625**	14,339	–	–	**35,625**		35,625	14,339
**H R Slack	11,667	–	–	**11,667**	32,500	–	106	**11,773**		11,773	32,824
**C B Strauss	11,667	–	–	**11,667**	32,083	–	–	**11,667**		11,667	32,083
**H R Collum	–	–	–	–	45,500	–	–	–		–	45,824
									Total (B)	**481,611**	**450,848**
									Grand Total (A+B)	**3,186,281**	**3,665,644**

* Former executive directors, termination effective 31 July 2002, numbers record four months' pay.

** Former non-executive directors, termination effective 31 July 2002 for Mr Slack and Mr Strauss and 31 March 2002 for Mr Collum.

The emoluments of Mr Simms paid in US dollars have been converted into £ sterling at the exchange rate prevailing on 31 March 2003, as have the emoluments paid to Mr Adami and Mr Parker in rand. Mr Goedhals, who stepped down from the board on 29 February 2000, continues to be employed as a part-time consultant following his retirement for which he receives fees.

Mr Cox stepped down from the board on 28 February 2001 and transferred his employment to SABMiller Europe where he is chief financial officer based in Budapest. Mr Adami, Mr Lloyd, Mr Parker and Mr Simms left the board on 31 July 2002 but continued in their executive employment.

Mr Bible, Mr Camilleri and Ms De Lisi have waived their fees. No payment is made to any party in respect of their directorships.

Mr Ning has waived his fees in favour of China Resources Enterprise Ltd, a Hong Kong company.

Exchange rates at 31 March 2002: £1 = ZAR16.30; £1 = US$1.66

Exchange rates at 31 March 2003: £1 = ZAR12.4938; £1 = US$1.5791; ZAR1 = US$7.912

*** Includes cash long-service award of £78,125.

Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below and have been audited. During the year to 31 March 2003 the highest and lowest market prices for the company's shares were 592p and 349.5p respectively and the market price on 31 March 2003 was 396p.

SABMiller plc Approved Share Option Scheme

Directors	No of shares as at 31 March 2002	No of shares granted during the year	No of shares exercised during the year	Subscription price (£)	Exercisable 3-10 years from	No of shares as at 31 March 2003	Expected value (£)
E A G Mackay	5,586	Nil	Nil	5.37	16/03/99	**5,586**	13,200
M I Wyman	5,586	Nil	Nil	5.37	16/03/99	**5,586**	13,200
N J Adami	5,586	Nil	Nil	5.37	16/03/99	**5,586**	13,200
R L Lloyd	5,586	Nil	Nil	5.37	16/03/99	**5,586**	13,200
A C Parker	7,299	Nil	Nil	4.11	02/06/00	**7,299**	12,000
M H Simms	5,586	Nil	Nil	5.37	16/03/99	**5,586**	13,200

SABMiller plc Executive Share Option No 2 Scheme

Directors	No of shares as at 31 March 2002	No of shares granted during the year	No of shares exercised during the year	Subscription price (£)	Exercisable 3-10 years from	No of shares as at 31 March 2003	Expected value (£)
E A G Mackay	112,577			4.85	09/03/1999		
	159,416			4.11	02/06/2000		
	161,589			5.16	01/06/2001		
		201,578		5.705	01/06/2002	**635,160**	1,151,455
M I Wyman	60,463			4.85	09/03/1999		
	85,341			4.11	02/06/2000		
	88,857			5.16	01/06/2001		
		93,339		5.705	01/06/2002	**328,000**	592,355
N J Adami	33,949			4.85	09/03/1999		
	47,621			4.11	02/06/2000		
	54,552			5.16	01/06/2001		
		55,429		5.705	01/06/2002	**191,551**	345,419
R L Lloyd	53,350			4.85	09/03/1999		
	76,438			4.11	02/06/2000		
	75,502			5.16	01/06/2001		
		77,564		5.705	01/06/2002	**282,854**	510,605
A C Parker	11,345			5.17	27/05/1999		
	59,149			4.11	02/06/2000		
	27,386			5.16	01/06/2001		
		39,100		5.705	01/06/2002	**136,980**	241,034
M H Simms	30,237			4.85	09/03/1999		
	39,641			4.11	02/06/2000		
	111,498			5.16	01/06/2001		
		69,560		5.705	01/06/2002	**250,936**	442,855

The options granted on 9 March 1999 were tested against the performance condition as at 31 March 2002 and 31 March 2003 and did not meet those tests. The options granted on 2 June 2000 were tested against the performance conditions as at 31 March 2003 and did not meet those tests. Retesting will take place over the three-year period ending 31March 2004.
The expected values shown are the aggregates of the Black-Scholes values of each option grant. The Black-Scholes values have been calculated by Mercer using a model that uses daily share price data and takes account of the option grant date, exercise price and time to maturity, with assumptions as to dividend yield and the risk-free rate of return.

SABMiller plc Performance Share Award Scheme

Directors	No of shares as at 31 March 2002	No of shares awarded during the year	Share price at date of award (£)	No of shares vested/ (lapsed) during the year	Purchase price (£)	Performance period 3 years from	No of shares as at 31 March 2003	Expected value (£)
E A G Mackay								
	64,948			(64,948)	1.00	09/03/1999		
	84,307		4.11		0.00	01/06/2000		
	73,946		5.16		0.00	01/06/2001		
		100,789	5.705		0.00	01/06/2002		
		240,000	5.12**		0.00	09/07/2002	**499,042**	1,818,892
M I Wyman								
	26,289			(26,289)	1.00	09/03/1999		
	34,063		4.11		0.00	01/06/2000		
	30,523		5.16		0.00	01/06/2001		
		46,670	5.705		0.00	01/06/2002		
		160,000	5.12**		0.00	09/07/2002	**271,256**	1,060,115
N J Adami								
	14,761			(14,761)	1.00	09/03/1999		
	19,062		4.11		0.00	01/06/2000		
	17,770		5.16		0.00	01/06/2001		
		27,715	5.705		0.00	01/06/2002		
		120,000*	4.40		0.00	01/08/2002	**184,547**	665,676
R L Lloyd								
	23,196			(23,196)	1.00	09/03/1999		
	30,303		4.11		0.00	01/06/2000		
	26,647		5.16		0.00	01/06/2001		
		38,782	5.705		0.00	01/06/2002	**95,732**	241,648
A C Parker								
	15,961		4.11		0.00	01/06/2000		
	12,267		5.16		0.00	01/06/2001		
		19,550	5.705		0.00	01/06/2002		
		80,000*	4.40		0.00	01/08/2002	**127,778**	454,615
M H Simms								
	13,147			(13,147)	1.00	09/03/1999		
	16,375		4.11		0.00	01/06/2000		
	24,499		5.16		0.00	01/06/2001		
		34,780	5.705		0.00	01/06/2002	**75,654**	196,068

The expected values shown are the aggregate expected values of all outstanding awards estimated by reference to the probabilities of any portion of each award vesting.

In September 2002 the remuneration committee made these awards to Mr Adami and Mr Parker, as their retention and future motivation was considered to be crucial to the future success of the company. Vesting of these awards will be subject to continued employment and assessment by the chief executive to the remuneration committee of their contribution to the success of SABMiller over a three-year period.

The performance shares awarded in March 1999 were tested against the performance condition in March 2002 and lapsed in full.

**TSR base price £4.77.

SABMiller plc Mirror Executive Share Purchase Scheme (South Africa)

Prior to adoption of new share schemes, in March 1999 each of the executive directors participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

Directors	As at 31 March 2002	No of shares granted during the year	No of shares implemented/ exercised during the year	Sale price/ market price ZAR	Exercise price ZAR	Exercise period for 10 years from	As at 31 March 2003
J M Kahn	400,000	–	–	–	53.63	29/05/1996	**400,000**
E A G Mackay	100,000	–	–	–	34.55	14/04/1994	**100,000**
	100,000	–	–	–	53.63	29/05/1996	**100,000**
	100,000	–	–	–	53.95	28/05/1997	**100,000**
	150,000	–	–	–	46.40	11/11/1998	**150,000**
M I Wyman	100,000	–	–	–	53.63	29/05/1996	**100,000**
	40,000	–	–	–	32.84	14/09/1998	**40,000**
	60,000	–	–	–	46.40	11/11/1998	**60,000**
N J Adami	100,000	–	–	–	53.63	29/05/1996	**100,000**
	40,000	–	–	–	32.84	14/09/1998	**40,000**
	100,000	–	–	–	46.40	11/11/1998	**100,000**
R L Lloyd	60,000	–	–	–	53.95	28/05/1997	**60,000**
	60,000	–	–	–	46.40	11/11/1998	**60,000**
A C Parker	40,000	–	–	–	34.55	14/04/1994	**40,000**
	50,000	–	–	–	32.84	14/09/1998	**50,000**
	50,000	–	–	–	43.09	02/06/2000	**50,000**
M H Simms	60,000	–	–	–	53.63	29/05/1996	**60,000**
	40,000	–	–	–	48.62	19/01/1998	**40,000**
	60,000	–	–	–	46.40	11/11/1998	**60,000**

The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table.

From 3 June 2000, the old SAB Executive Share Purchase Scheme was closed for purposes of new awards, and replaced by the Mirror Scheme for the purposes of new awards to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa.

Directors' beneficial interests in shares of the company

The interests of the directors in the shares of the company at 31 March 2003 were:

Directors	Beneficial holding at 31 March 2002	Non-beneficial holding	Purchased/ (sold) since year end	Beneficial holding at 31 March 2003
J M Kahn	1,470,578	–	–	**1,470,578**
E A G Mackay	6	–	–	**6**
M I Wyman	120,000	–	–	**120,000**
G C Bible	–	–	–	**–**
L C Camilleri	–	–	–	**–**
N De Lisi	–	–	–	**–**
Lord Fellowes	1,000	–	–	**1,000**
Ning Gaoning	–	–	–	**–**
M J Levett	40,000	–	–	**40,000**
P J Manser	–	–	–	**–**
M Q Morland	14,800	–	–	**14,800**
M C Ramaphosa	–	4,000*	–	**–**
Lord Renwick of Clifton	4,000	–	5,000	**9,000**

*This holding remained unchanged during the year.

Index

Statement of Directors' Responsibilities

The Companies Act, 1985, requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group, and to enable them to ensure that the financial statements comply with The Companies Act, 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and the group and to prevent and detect fraud and other irregularities.

In preparing the accompanying financial statements, UK generally accepted accounting principles and Financial Services Authority regulations have been followed, suitable accounting policies have been used, and reasonable and prudent judgements and estimates have been made. Any changes to accounting policies are approved by the board and the effects thereof are fully explained in the financial statements.

The directors have reviewed the group's budget and cash flow forecasts. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that SABMiller plc is a going concern and have continued to adopt the going concern basis in preparing the financial statements. The group's external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and their unqualified report appears on page 59.

The directors' approval of the financial statements appears on page 61.

A copy of the financial statements of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of statutory and audited information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the members of SABMiller plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act, 1985, contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act, 1985, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act, 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report as described in the contents, including the unaudited part of the remuneration report, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's and group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2003 and the profit and cash flows of the group for the year then ended, the financial statements have been properly prepared in accordance with the Companies Act, 1985, and those parts of the directors remuneration report required by Part 3 of Schedule 7A to the Companies Act, 1985, have been properly prepared in accordance with the Companies Act, 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
9 June 2003


PRICEWATERHOUSECOOPERS

Consolidated Profit and Loss Accounts for the years ended 31 March

	Notes	2003 US$m	2002 US$m
Turnover (including share of associates' turnover)	3	**9,112**	4,364
Continuing operations		**5,639**	4,364
Acquisitions		**3,473**	–
Less: share of associates' turnover (all continuing)		**(817)**	(647)
Group turnover	3	**8,295**	3,717
Net operating costs	4	**(7,492)**	(3,098)
Group operating profit		**803**	619
Continuing operations		**780**	619
Acquisitions		**23**	–
Share of operating profit of associates (all continuing)	3	**126**	85
Profit on partial disposal of subsidiary	5	**4**	–
Profit on ordinary activities before interest and taxation		**933**	704
Net interest payable	6	**(163)**	(98)
Group		**(142)**	(83)
Associates		**(21)**	(15)
Profit on ordinary activities before taxation		**770**	606
Taxation on profit on ordinary activities	7	**(349)**	(208)
Profit on ordinary activities after taxation		**421**	398
Equity minority interests		**(125)**	(105)
Profit for the financial year	24	**296**	293
Dividends	10	**(283)**	(187)
Retained profit for the financial year		**13**	106

	Notes	2003	2002
Basic earnings per share (US cents)	11	**27.5**	40.7
Headline earnings per share (US cents)	11	**52.6**	48.0
Adjusted basic earnings per share (US cents)	11	**54.0**	48.7
Diluted earnings per share (US cents)	11	**27.8**	40.3
Adjusted diluted earnings per share (US cents)	11	**52.7**	47.7
Dividends per share (US cents)	10	**25.0**	25.0

On 9 July 2002, the group acquired the entire issued share capital of Miller Brewing Company, the results of which are shown as acquisitions in the table above. During the year and the previous year, the group made a number of other acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 29, these acquisitions were material to individual business segments but they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

The notes on pages 64 to 116 form part of the financial statements.

Consolidated Balance Sheets at 31 March

	Notes	2003 US$m	2002 US$m
Fixed assets			
Intangible assets	12	**6,451**	1,804
Tangible assets	13	**3,244**	1,858
Investments		**1,365**	1,096
Investments in associates	14	**705**	462
Other fixed asset investments	15	**660**	634
		11,060	4,758
Current assets			
Stock	16	**456**	238
Debtors	17	**802**	405
Investments	18	**2**	45
Cash at bank and in hand		**559**	245
		1,819	933
Creditors – amounts falling due within one year	19	**(4,027)**	(1,160)
Net current liabilities		**(2,208)**	(227)
Total assets less current liabilities		**8,852**	4,531
Creditors – amounts falling due after one year	20	**(1,130)**	(1,311)
Provisions for liabilities and charges	22	**(743)**	(166)
Net assets		**6,979**	3,054
Capital and reserves			
Share capital	23	**127**	84
Share premium	24	**1,373**	1,371
Merger relief reserve	24	**3,395**	–
Revaluation and other reserves	24	**20**	32
Profit and loss reserve	24	**1,286**	822
Shareholders' funds		**6,201**	2,309
Equity minority interests		**778**	745
Capital employed		**6,979**	3,054

The balance sheets of SABMiller plc are shown on page 117.
The notes on pages 64 to 116 form part of the financial statements.
The financial statements were approved by the directors on 9 June 2003.





Graham Mackay
Chief executive

Malcolm Wyman
Chief financial officer

Consolidated Cash Flow Statements for the years ended 31 March

	Notes	2003 US$m	2002 US$m
Net cash inflow from operating activities	25	1,568	975
Dividends received from associates		27	13
Returns on investments and servicing of finance			
Interest received		39	35
Interest paid		(159)	(100)
Interest element of finance lease rental payments		(11)	(12)
Dividends received from other investments		3	2
Dividends paid to minority interests		(137)	(96)
Net cash outflow from returns on investments and servicing of finance		(265)	(171)
Taxation paid		(286)	(179)
Capital expenditure and financial investments			
Purchase of tangible fixed assets		(445)	(266)
Sale of tangible fixed assets		16	16
Purchase of investments		(21)	(61)
Sale of investments		3	12
Net cash outflow for capital expenditure and financial investments		(447)	(299)
Acquisitions and disposals			
Purchase of subsidiary undertakings	29	(52)	(672)
Net cash/(overdraft) acquired with subsidiary undertakings	29	6	(2)
Sale of subsidiary undertakings	29	44	1
Net cash disposed with subsidiary undertakings	29	(42)	–
Purchase of shares from minorities	29	(8)	(32)
Purchase of shares in associates		(6)	(57)
Net funding from/(to) associates		4	(6)
Net cash outflow for acquisitions and disposals		(54)	(768)
Equity dividends paid to shareholders		(203)	(173)
Management of liquid resources			
Sale of short-term liquid instruments		43	12
Cash withdrawn from short-term deposits		1	7
Net cash inflow from management of liquid resources	26, 27	44	19
Financing			
Issue of shares		2	401
Issue of shares to minorities		2	1
New loans raised	26, 27	190	1,189
Repayment of loans	26, 27	(330)	(892)
Net cash (outflow)/inflow from financing		(136)	699
Increase in cash in the year	26, 27	248	116

Consolidated Statements of Total Recognised Gains and Losses for the years ended 31 March

	2003 US$m	2002 US$m
Profit for the financial year	**296**	293
Currency translation differences on foreign currency net investments	**428**	(212)
Other movements	**3**	8
Total recognised gains and losses for the year	**727**	89

Consolidated Reconciliation of Movements in Shareholders' Funds for the years ended 31 March

	2003 US$m	2002 US$m
Profit for the financial year	**296**	293
Other recognised gains and losses relating to the year (net)	**431**	(204)
Goodwill written back on the partial disposal of subsidiary	**8**	–
Dividends declared by SABMiller plc	**(283)**	(187)
Nominal value of shares issued for the acquisition of Miller Brewing Company	**43**	–
Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company	**3,395**	–
Profit on redemption of redeemable preference shares held in subsidiary company	**–**	390
Nominal value of shares issued for the acquisition of preference shares in South African Breweries Finance (Jersey) Ltd	**–**	7
Net proceeds on ordinary shares issued for cash	**2**	4
Net increase in shareholders' funds	**3,892**	303
Shareholders' funds at start of year	**2,309**	2,006
Shareholders' funds at end of year	**6,201**	2,309

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million).

Notes to the Consolidated Financial Statements

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2003 and 31 March 2002.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars. The exchange rates of rand to US dollar used in preparing the consolidated financial statements were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2002	9.71	11.40
Year ended 31 March 2003	9.50	7.91

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

2. Accounting policies

Accounting convention

The consolidated financial statements have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom. A summary of the more important group accounting policies is set out below.

Changes in accounting presentation

Segmental analyses have been expanded to report in accordance with the basis on which the businesses are managed. The Miller business is disclosed in the 2003 numbers as an additional segment, namely North America.

Future UK accounting developments

The full implementation of FRS 17 – 'Retirement benefits' – has been delayed. The disclosures as required by FRS 17 in the current year, which give an indication of the possible impact on the financial statements when fully implemented, are set out in note 34.

Basis of consolidation

The consolidated financial statements include the financial information of the subsidiary and associated undertakings of the relevant businesses owned by SABMiller plc, as outlined in note 1. The results of subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passed or in the case of associated undertakings, the date significant influence ceased or commenced. Details of the principal subsidiary and associated undertakings are given on pages 119 to 123.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

Some of the SABMiller businesses have a local statutory accounting reference date of 31 December, but since 31 March 1999 these have been consolidated in the financial statements on a basis coterminous with the group's accounting reference date.

2. Accounting policies *(continued)*
In addition, the associated undertaking, Distell Group Ltd, has a statutory accounting reference date of 30 June. In respect of the year ended 31 March 2003, this company has been included based on financial statements drawn up to 31 December 2002, but taking into account any changes in the subsequent period from 1 January 2003 to 31 March 2003 that would materially affect the results.

Acquisitions and disposals
On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given, the difference is treated as negative goodwill. Both purchased and negative goodwill are accounted for as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

Associated undertakings
An associated undertaking is an entity, other than a subsidiary undertaking, in which the group has a long-term interest of not less than 20% and in respect of which the group exercises a significant influence over the operational and financial policies. The results of associated undertakings have been accounted for using the equity method of accounting.

Goodwill arising on the acquisition of an associated undertaking is accounted for as indicated below.

Goodwill
The consolidated financial statements adopt the provisions of FRS 10 – 'Goodwill and intangible assets' – which was effective for financial accounting periods ending on or after 23 December 1998. Prior to 31 March 1998, purchased and negative goodwill was set off directly against shareholders' funds in the acquisition period. This adjustment will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which they relate. In respect of years subsequent to 31 March 1998, the purchased goodwill that arose has been capitalised.

The Companies Act, 1985, requires that capitalised goodwill be subject, normally, to systematic amortisation. In the case of goodwill which is regarded as having a limited useful economic life, the group's accounting policy is to amortise the goodwill through the consolidated profit and loss account over the directors' estimate of the useful life, being 20 years for the goodwill that has arisen to date. The directors' assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Where goodwill is regarded as having an indefinite useful life, the directors believe that the policy of not providing amortisation, until any permanent impairment is identified, is necessary in order that the consolidated financial statements show a true and fair view. The directors undertake an annual impairment review of the carrying value and useful economic life of such goodwill and any amortisation or provision for permanent impairment would be charged against the profit for the period in which the impairment arose. Goodwill previously written off against shareholders' funds is not subjected to an annual impairment review and any impairment arising would therefore only be recognised upon disposal of the undertaking which originally gave rise to such goodwill.

2. Accounting policies *(continued)*

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long-term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is ten years, being the period for which the group has exclusive rights to those trademarks.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties. It includes excise duties and taxes levied on casino winnings but excludes value added tax.

Stocks

Stocks are valued at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost on a first-in first-out basis (FIFO).
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditure is written off in the period in which it is incurred.

Tangible fixed assets and depreciation

Land and buildings, which have been adapted to specialised functions, are recorded at historical cost. All other land and buildings, which are used for general purposes, were previously revalued every three years on the basis of open market value for existing use by recognised professional valuers. On adoption of FRS 15 – 'Tangible fixed assets' – in a prior year, the group resolved to retain the book value of land and buildings which were revalued at 1 April 1998, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11 – 'Impairment of fixed assets and goodwill'. All buildings are depreciated as indicated below.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset, evenly over its expected useful life as follows:

• Freehold buildings	20 – 50 years
• Leasehold land and buildings	Shorter of the lease term or 50 years
• Plant, vehicles and systems	2 – 30 years
• Containers, including returnable bottles	1 – 10 years

The group regularly reviews its depreciation rates to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

Profit or loss on the sale of an asset is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

2. Accounting policies *(continued)*

Impairment

In accordance with FRS 11 – 'Impairment of fixed assets and goodwill' – fixed assets are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset to its recoverable amount, being the higher of the net realisable value and value in use. The net realisable value is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of fixed assets are written down by any impairment amount, the loss is recognised in the profit and loss account in the period in which incurred. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the profit and loss account in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset will only be up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

Investments

Fixed asset investments, other than subsidiary and associated undertakings, are stated individually at the lower of cost and their recoverable amount which is determined as the higher of net realisable value and value in use.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and directors' estimates used in the case of unlisted investments.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred, before tax, on major capital projects during the period of development or construction are capitalised up to the time of completion of the project.

Deposits by customers

Bottles and containers in circulation are recorded within fixed assets and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable bottles and containers are reflected in the balance sheet under creditors due within one year. Any estimated liability that is anticipated may arise in respect of deposits for unbranded containers and bottles is shown in provisions for liabilities and charges.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

2. Accounting policies *(continued)*

Foreign currencies

The financial statements denominated in US dollars have been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction or at the contracted rate where the transaction is covered by a forward foreign exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or, if appropriate, at the forward contract rate. All differences are taken to the consolidated profit and loss account with the exception of differences on long-term foreign currency instruments, to the extent that they are used to finance or provide a hedge against foreign equity investments, in which case they are taken directly to shareholders' funds together with any exchange difference on the carrying amount of the related asset.

The profit and loss accounts and cash flow statements of overseas subsidiary and associated undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net assets together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses.

Leasing commitments

Assets held under finance leases which result in group companies receiving substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial year.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

Pensions

A number of defined contribution and defined benefit pension schemes are operated by the group in accordance with local regulations. The assets of each scheme are held separately from those of the group and are administered by trustees.

Contributions to the defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the balance sheet.

Contributions to defined contribution schemes are expensed as incurred.

Post-retirement medical benefits

Certain group companies provide post-retirement medical benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. The estimated cost of providing such benefits is charged to the consolidated profit and loss account on a systematic basis over the employees' working lives within the group.

2. Accounting policies *(continued)*

Capital instruments

Capital instruments, other than equity shares, are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance costs recognised in the consolidated profit and loss account in respect of capital instruments other than equity shares are allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and the group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it is considered as resulting in a lower net realisable value.

Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures, or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in operating income in the consolidated profit and loss account. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

3. Segmental analysis

	Note	Turnover 2003 US$m	Turnover 2002 US$m	Operating profit 2003 US$m	Operating profit 2002 US$m	EBITA 2003 US$m	EBITA 2002 US$m
Business segment analysis							
North America		**3,473**	–	**75**	–	**250**	–
Central America		**514**	186	**10**	7	**56**	22
Europe		**1,646**	1,280	**239**	168	**275**	198
Africa and Asia		**1,209**	946	**219**	162	**233**	171
Associates' share		**(480)**	(367)	**(79)**	(51)	**(85)**	(54)
		729	579	**140**	111	**148**	117
South Africa:							
Beer South Africa		**1,270**	1,112	**338**	287	**338**	287
Other Beverage Interests		**788**	676	**120**	95	**120**	95
Associates' share		**(244)**	(212)	**(26)**	(19)	**(26)**	(19)
		544	464	**94**	76	**94**	76
Hotels and Gaming		**212**	164	**42**	28	**42**	28
Associates' share		**(93)**	(68)	**(21)**	(15)	**(21)**	(15)
		119	96	**21**	13	**21**	13
Central Administration		**–**	–	**(44)**	(35)	**(44)**	(35)
Group – excluding exceptional items		**9,112**	4,364	**999**	712	**1,270**	766
Associates' share		**(817)**	(647)	**(126)**	(85)	**(132)**	(88)
		8,295	3,717	**873**	627	**1,138**	678
Exceptional items	5						
North America		**–**	–	**(58)***	–	**(58)***	–
Central America		**–**	–	**(12)**	–	**(12)**	–
Hotels and Gaming		**–**	–	**–**	–	**4**	–
Europe		**–**	–	**–**	(8)	**–**	(8)
		–	–	**(70)**	(8)	**(66)**	(8)
Group – including exceptional items		**9,112**	4,364	**929**	704	**1,204**	758
Associates' share		**(817)**	(647)	**(126)**	(85)	**(132)**	(88)
		8,295	3,717	**803**	619	**1,072**	670
Geographical market analysis							
North America		**3,465**	–	**49**	–	**224**	–
Central America		**525**	186	**11**	7	**58**	22
Europe		**1,621**	1,280	**222**	139	**259**	170
Rest of Africa and Asia		**1,261**	967	**228**	169	**240**	177
Associates' share		**(480)**	(367)	**(79)**	(51)	**(85)**	(54)
		781	600	**149**	118	**155**	123
South Africa		**2,240**	1,931	**489**	397	**489**	397
Associates' share		**(337)**	(280)	**(47)**	(34)	**(47)**	(34)
		1,903	1,651	**442**	363	**442**	363
Exceptional items	5						
North America		**–**	–	**(58)***	–	**(58)***	–
Central America		**–**	–	**(12)**	–	**(12)**	–
South Africa		**–**	–	**–**	–	**4**	–
Europe		**–**	–	**–**	(8)	**–**	(8)
		–	–	**(70)**	(8)	**(66)**	(8)
Group – including exceptional items		**9,112**	4,364	**929**	704	**1,204**	758
Associates' share		**(817)**	(647)	**(126)**	(85)	**(132)**	(88)
		8,295	3,717	**803**	619	**1,072**	670

Analyses by business are based on the group's management structure. There is no material difference between the source and destination of turnover. Turnover between segments is immaterial.

*Includes US$6 million of integration costs incurred in other segments.

3. Segmental analysis *(continued)*

	Note	Net operating assets		EBITDA		Capital expenditure	
		2003 US$m	2002 US$m	**2003 US$m**	2002 US$m	**2003 US$m**	2002 US$m
Business segment analysis							
North America		**5,147**	–	**348**	–	**87**	–
Central America		**1,089**	1,135	**90**	41	**40**	12
Europe		**1,446**	1,253	**387**	293	**169**	130
Africa and Asia		**866**	728	**166**	151	**42**	39
Associates' share		**(424)**	(306)	**–**	–	**–**	–
		442	422	**166**	151	**42**	39
South Africa:							
Beer South Africa		**356**	263	**403**	343	**58**	47
Other Beverage Interests		**524**	355	**119**	89	**38**	23
Associates' share		**(114)**	(74)	**–**	–	**–**	–
		410	281	**119**	89	**38**	23
Hotels and Gaming		**167***	140	**27**	21	**4**	13
Associates' share		**(167)***	(82)	**–**	–	**–**	–
		–	58	**27**	21	**4**	13
Central Administration		**(272)**	(193)	**(36)**	(33)	**7**	2
Group – excluding exceptional items		**9,323**	3,681	**1,504**	905	**445**	266
Associates' share		**(705)**	(462)	**–**	–	**–**	–
		8,618	3,219	**1,504**	905	**445**	266
Exceptional items	5						
North America		**–**	–	**(12)****	–	**–**	–
Central America		**–**	–	**(9)**	–	**–**	–
Europe		**–**	–	**–**	(1)	**–**	–
		–	–	**(21)**	(1)	**–**	–
Group – including exceptional items		**9,323**	3,681	**1,483**	904	**445**	266
Associates' share		**(705)**	(462)	**–**	–	**–**	–
		8,618	3,219	**1,483**	904	**445**	266
Geographical market analysis							
North America		**5,147**	–	**329**	–	**87**	–
Central America		**1,089**	1,135	**92**	41	**40**	12
Europe		**1,184**	1,078	**372**	267	**175**	132
Rest of Africa and Asia		**869**	762	**176**	157	**46**	51
Associates' share		**(424)**	(306)	**–**	–	**–**	–
		445	456	**176**	157	**46**	51
South Africa		**1,034**	706	**535**	440	**97**	71
Associates' share		**(281)**	(156)	**–**	–	**–**	–
		753	550	**535**	440	**97**	71
Exceptional items	5						
North America		**–**	–	**(12)****	–	**–**	–
Central America		**–**	–	**(9)**	–	**–**	–
Europe		**–**	–	**–**	(1)	**–**	–
		–	–	**(21)**	(1)	**–**	–
Group – including exceptional items		**9,323**	3,681	**1,483**	904	**445**	266
Associates' share		**(705)**	(462)	**–**	–	**–**	–
		8,618	3,219	**1,483**	904	**445**	266

*Investment value in new associate.
**Includes US$5 million of integration costs incurred in other segments.

3. Segmental analysis *(continued)*

The analyses of turnover, operating profit and net operating assets by business segment include the following amounts in respect of acquisitions made:

	2003 US$m	2002 US$m
Turnover		
North America	3,473	–
Central America	–	186
Europe	–	8
Africa and Asia	55	224
Associates' share	(45)	(139)
	10	85
Group	3,528	418
Associates' share	(45)	(139)
	3,483	279
Operating profit		
North America	23	–
Central America	–	7
Africa and Asia	9	42
Associates' share	(4)	(35)
	5	7
Group	32	49
Associates' share	(4)	(35)
	28	14
Net operating assets		
North America	5,147	–
Central America	–	1,135
Europe	–	3
Africa and Asia	111	160
Associates' share	(98)	(91)
	13	69
Group	5,258	1,298
Associates' share	(98)	(91)
	5,160	1,207

3. Segmental analysis *(continued)*

The following is a reconciliation of operating profit to EBITA for the group:

	2003 US$m	2002 US$m
Group operating profit	**803**	619
Share of operating profit of associates	**126**	85
Profit on partial disposal of subsidiary	**4**	–
Profit on ordinary activities before interest and taxation	**933**	704
Goodwill amortisation (subsidiaries)	**265**	50
Goodwill amortisation on investments in associates	**2**	1
Share of goodwill amortisation of associates	**4**	3
Group EBITA	**1,204**	758

The following is a reconciliation of net assets to net operating assets for the group:

	2003 US$m	2002 US$m
Net assets shown in the balance sheet	**6,979**	3,054
Safari shares	**(618)**	(618)
Exclude interest bearing assets and liabilities:		
current asset investments	**(2)**	(45)
cash at bank and in hand	**(559)**	(245)
borrowings falling due within one year	**2,409**	240
borrowings falling due after one year	**1,114**	1,295
Net operating assets as per segmental analysis	**9,323**	3,681

4. Net operating costs

	2003 US$m	2002 US$m
Raw materials and consumable stores	**2,612**	1,096
Changes in stock of finished goods and work in progress	**(13)**	(6)
Excise duties	**1,472**	686
Employee costs	**1,015**	439
Depreciation of tangible fixed assets	**344**	210
owned assets	**282**	170
leased assets	**7**	6
container amortisation	**55**	34
Container breakages and shrinkage	**20**	10
Amortisation of intangible assets	**265**	51
Other operating income	**(95)**	(78)
Other operating charges	**1,798**	682
Impairment costs in South Africa	**4**	–
Brewery closure costs in Tumwater (USA)	**35**	–
Miller integration costs	**23**	–
Central America reorganisation costs	**12**	–
Brewery closure costs in Pitesti (Romania)	**–**	9
Asset impairment provision in Ursus (Romania)	**–**	10
Reversal of asset impairment provision in Velke Popovice (Czech)	**–**	(11)
	7,492	3,098

Net operating costs are stated after charging/(crediting) the following:

	2003 US$m	2002 US$m
Operating lease rentals:		
land and buildings	**18**	13
plant, vehicles and systems	**14**	4
Profit on sale of fixed assets	**(1)**	(3)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2003 US$m	2002 US$m
Group auditors		
Auditors' remuneration for audit services	**5**	3
Auditors' remuneration for other services	**7**	7
	12	10
Other auditors		
Auditors' remuneration for audit services	**–**	–
Auditors' remuneration for other services	**2**	–
	2	–

The group auditors' remuneration for non-audit services of US$7 million (2002: US$7 million) represents remuneration for tax services of US$1 million (2002: US$3 million), IT consulting services of US$1 million (2002: US$2 million) and due diligence, advisory and other audit related services of US$5 million (2002: US$2 million).

The audit fee of SABMiller plc for the year ended 31 March 2003 amounted to US$0.8 million (2002: US$0.5 million).

5. Exceptional items

The following items were treated as exceptional by the group during the years ended 31 March:

	2003 US$m	2002 US$m
Recognised in operating profit:		
North America	**(58)**	–
Brewery closure costs in Tumwater (USA)	**(35)**	–
Miller integration costs	**(23)**	–
Central America		
Reorganisation costs	**(12)**	–
Europe	**–**	(8)
Brewery closure costs in Pitesti (Romania)	**–**	(9)
Asset impairment provision in Ursus (Romania)	**–**	(10)
Reversal of asset impairment provision in Velke Popovice (Czech)	**–**	11
	(70)	(8)
Taxation	**23**	–
Minority interests' share of the above items	**4**	1

Following the acquisition of Miller Brewing Company, an operating review resulted in management announcing, on 10 January 2003, the closure of the Tumwater brewery effective from 1 July 2003. Total brewery closure costs amount to US$35 million and include the impairment of the tangible fixed assets to net recoverable value (US$20 million) and rationalisation costs, including redundancy and associated closure costs (US$15 million).

The amalgamation of Miller Brewing Company with the rest of the group's business has given rise to integration costs amounting to US$23 million. These costs include consultancy fees, office closure costs and expenses related to the reorganisation of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, US$12 million of reorganisation costs have been incurred. These consist of retrenchment costs (US$6 million), consultancy fees (US$3 million) and other associated costs (US$3 million).

Following SABMiller's acquisition of Bere Timisoreana, an operating review resulted in management announcing, in March 2002, the rationalisation of the Pitesti brewery and a fair value adjustment/impairment of the Ursus brewery, ahead of merging the two legal entities. Closure costs and asset impairment totalled US$19 million.

In 2002, the PU group (Czech) reversed an impairment provision of US$11 million in respect of Velke Popovice, made at the date of acquisition. The reversal was occasioned by more resilient than expected volumes, and therefore improved capacity utilisation at the brewery following national integration of the three subsidiaries in the country.

	2003 US$m	2002 US$m
Recognised after operating profit:		
Hotels and Gaming		
Gain on partial disposal of subsidiary (note 29)	**12**	–
Goodwill previously eliminated against reserves	**(8)**	–
Profit on partial disposal of subsidiary	**4**	–
Taxation	**–**	–

On 31 March 2003 as part of an empowerment deal announced on 12 December 2002, the group disposed of its holdings in the Southern Sun Hotels and Gaming group, in return for cash, a 49% interest in the ordinary share capital of Tsogo Sun Holdings (Pty) Ltd (TSH), together with US$42 million of preference shares in TSH. Effectively, the transaction has reduced the group's holdings in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The group's investment in TSH is being equity accounted.

The partial disposal of the Hotel and Gaming interests has resulted in a gain of US$12 million, which consists of profit on the transaction, after taking into account costs of disposal. In addition, goodwill of US$8 million (which had been written off against reserves) has been taken into account.

6. Net interest payable

	2003 US$m	2002 US$m
Interest payable on bank loans and overdrafts	**123**	90
Finance charges payable under finance leases and hire purchase contracts	**11**	12
Interest payable on corporate bond	**25**	16
Amortisation of bond costs	**4**	3
Exchange loss on financing activity	**4**	–
Other interest payable	**13**	–
Interest payable	**180**	121
Share of associates' financing costs	**21**	15
Interest receivable	**(38)**	(38)
	163	98

7. Taxation on profit on ordinary activities

	2003 US$m	2002 US$m
Current taxation	**286**	173
Charge for the year	**285**	174
Under/(over) provision in respect of prior years	**1**	(1)
Withholding taxes and secondary taxation on companies	**13**	10
Share of associates' taxation charge	**30**	21
Total current taxation	**329**	204
Deferred taxation	**20**	4
Charge for the year	**33**	3
(Over)/under provision in respect of prior years	**(15)**	1
Rate change	**2**	–
	349	208
Effective tax rate before goodwill amortisation and exceptional items (%)	**33.6***	31.2

*Effective tax rate before deferred tax credit of US$9 million on ABI assessed losses from prior years was 34.4%.

Tax rate reconciliation

	2003 US$m	2002 US$m
Profit before taxation	**770**	606
Tax charge at standard rate of 30%*	**231**	182
Exempt income	**(21)**	(18)
Other incentive allowances	**(1)**	(8)
Tax losses utilised	**(2)**	(5)
Goodwill amortisation	**78**	14
Disallowable expenses	**52**	20
Tax losses created	**3**	16
Withholding taxes and secondary taxation on companies	**13**	10
Foreign tax rate differential	**(14)**	(10)
Charges relating to prior years	**1**	–
Other reconciling items	**9**	7
Timing differences	**(20)**	(4)
Total current tax charge	**329**	204

*The corporate tax rate in the United Kingdom, SABMiller plc's country of primary listing, is 30% (2002: 30%).

8. Employee costs

	2003 US$m	2002 US$m
Wages and salaries	**867**	378
Social security costs	**63**	34
Other pension costs	**57**	21
Post-retirement benefits other than pensions	**28**	6
	1,015	439

The average monthly number of employees, which excludes employees of associated undertakings and includes executive directors, was as follows:

	2003	2002
North America*	**4,559**	–
Central America**	**7,374**	2,197
Europe	**8,959**	9,247
Africa and Asia	**7,305**	6,882
Beer South Africa	**5,424**	5,739
Other Beverage Interests	**4,163**	4,934
Hotels and Gaming	**4,488**	4,120
Central Administration	**130**	111
Group	**42,402**	33,230

* Based on nine months. Annualised equivalents 6,079.
** 2002 numbers based on four months. Annualised equivalents 8,329.

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Except for certain of the company's directors and administration staff, all of the above employees work outside the United Kingdom.

9. Directors' remuneration

	2003 US$000	2002 US$000
Aggregate emoluments	**4,615**	4,882
Aggregate gains made on exercise of share options	**–**	106
Company contributions to money purchase pension schemes	**314**	335
	4,929	5,323

As at 31 March 2003 two directors (2002: six) had retirement benefits accruing under money purchase pension schemes.

Full details of individual directors' remuneration are given in the directors' remuneration report.

10. Dividends

	2003 US$m	2002 US$m
Equity		
Interim paid: 6.5 US cents (2002: 6.5 US cents) per share	**63**	45
Final proposed: 18.5 US cents (2002: 18.5 US cents) per share	**220**	142
	283	187

The interim dividend paid to Altria Group, Inc. (formerly Philip Morris Companies Inc.) on the 430 million listed and unlisted shares held by them was apportioned to the number of days in which they held the shares in the first half year and was calculated at 2.98360 US cents per share (US$13 million). The final dividend is to be paid in full, thus giving a total dividend of 21.48360 US cents per share (US$92 million).

Dividends amounting to US$19 million (2002: US$19 million) in respect of the company's shares held by Safari Ltd have been deducted in arriving at the aggregate of dividends paid and proposed.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived rights to dividends.

11. Earnings per share

	2003 US cents	2002 US cents
Basic earnings per share	**27.5**	40.7
Headline earnings per share	**52.6**	48.0
Adjusted basic earnings per share	**54.0**	48.7
Diluted earnings per share	**27.8**	40.3
Adjusted diluted earnings per share	**52.7**	47.7

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,076,143,990 (2002: 718,504,170).

At 31 March 2003, there were 12,051,400 share options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 5,590,729 share options outstanding under the SABMiller plc Executive Share Option Schemes (Approved Scheme and (No 2) Scheme combined) and 1,680,615 conditional awards under the SABMiller plc Performance Share Award Scheme, which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,148,306,526, after adjusting for 72,162,536 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond, and the profit for the financial year as shown below, adjusted for a net interest saving of US$24 million (after tax), on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive shares, is US$7.33, compared with an average strike price on the outstanding options of US$6.58.

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2003 US$m	2002 US$m
Profit for the financial year	**296**	293
Amortisation of goodwill	**271**	54
Brewery closure costs in Tumwater (USA)	**35**	–
Profit on partial disposal of subsidiary	**(4)**	–
Impairment costs in South Africa	**4**	–
Profit on sale of fixed assets and investments	**–**	(4)
Brewery closure costs in Pitesti (Romania)	**–**	9
Asset impairment provision in Ursus (Romania)	**–**	10
Reversal of impairment provision in Velke Popovice (Czech)	**–**	(11)
Impairment costs in Africa	**–**	2
Tax effects of the above items	**(15)**	–
Minority interests' share of the above items	**(21)**	(7)
Headline earnings (basic)	**566**	346
Integration/reorganisation costs*	**35**	7
Tax effects of the above items	**(9)**	(2)
Deferred tax adjustments due to assessed loss (ABI)	**(9)**	–
Minority interests' share of the above items	**(2)**	(1)
Adjusted earnings	**581**	350

*Comprises integration costs of Miller (US$23 million) and reorganisation costs in Central America (US$12 million) in the current period, and reorganisation costs of Distell Group Ltd and Central America in the prior year.

12. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m
Cost			
At 31 March 2001	7	891	898
Exchange adjustments	(2)	(38)	(40)
Additions	1	–	1
Arising on increase in share of subsidiary undertakings	–	10	10
Arising on acquisition of subsidiary undertakings	–	1,016	1,016
At 31 March 2002	6	1,879	1,885
Exchange adjustments	–	208	208
Write-off	(1)	–	(1)
Arising on increase in share of subsidiary undertakings	–	6	6
Arising on decrease in share of subsidiary undertakings	–	(3)	(3)
Arising on acquisition of subsidiary undertakings	–	4,727	4,727
Arising on disposal of subsidiary undertakings	–	(15)	(15)
Hindsight adjustment	–	4	4
At 31 March 2003	**5**	**6,806**	**6,811**
Amortisation			
At 31 March 2001	5	26	31
Amortised during the year	–	50	50
At 31 March 2002	5	76	81
Amortised during the year	–	265	265
Arising on disposal of subsidiary undertakings	–	(1)	(1)
Exchange adjustments	–	15	15
At 31 March 2003	**5**	**355**	**360**
Net book amount			
At 31 March 2002	1	1,803	1,804
At 31 March 2003	**–**	**6,451**	**6,451**

The goodwill balance of US$6,451 million (2002: US$1,803 million) at the end of the year includes US$4,733 million (2002: US$1,026 million) due to acquisition activities. The acquisition of Miller Brewing Company resulted in US$4,673 million goodwill and other acquisitions within Europe, Central America and Africa and Asia added a further US$60 million.

Goodwill arising from the acquisitions is being amortised over 20 years, with the exception of purchased goodwill in ABI, which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired by ABI on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

12. Intangible assets *(continued)*

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill of US$238 million (2002: US$165 million), as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2003 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million), after resurrecting goodwill amounting to US$8 million on the partial disposal of the group's interests in the Hotels and Gaming division.

13. Tangible assets

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost or valuation					
At 31 March 2001	97	607	1,838	390	2,932
Exchange adjustments	(9)	(80)	(294)	(64)	(447)
Additions	147	21	63	33	264
Transfers (to)/from other assets	(6)	1	7	–	2
Arising on acquisition of subsidiary undertakings	18	83	293	88	482
Disposals	–	(14)	(37)	(6)	(57)
Deposit price increase	–	–	–	6	6
Breakages and shrinkage	–	–	–	(10)	(10)
Transfers	(158)	8	132	18	–
Write-offs	–	(4)	(5)	(3)	(12)
Brewery closure costs in Pitesti (Romania)	–	(3)	(7)	–	(10)
Impairment provision in Ursus (Romania)	–	(5)	(8)	(3)	(16)
Reversal of impairment provision in Velke Popovice (Czech)	–	11	21	–	32
At 31 March 2002	89	625	2,003	449	3,166
Exchange adjustments	11	108	386	98	603
Additions	290	16	83	59	448
Transfers from other assets	1	1	–	–	2
Arising on acquisition of subsidiary undertakings	38	285	782	39	1,144
Hindsight adjustments	–	24	(1)	(12)	11
Arising on disposal of subsidiary undertakings	–	(83)	(42)	–	(125)
Disposals	–	(5)	(61)	(14)	(80)
Deposit price increase	–	–	–	9	9
Breakages and shrinkage	–	–	–	(20)	(20)
Transfers	(266)	70	174	22	–
Write-offs	(1)	(7)	(52)	(26)	(86)
Impairment provision in Tumwater (USA)	–	(2)	(20)	–	(22)
Impairment provision in South Africa	–	–	(4)	–	(4)
At 31 March 2003	**162**	**1,032**	**3,248**	**604**	**5,046**
Depreciation					
At 31 March 2001	–	107	843	198	1,148
Exchange adjustments	–	(14)	(133)	(31)	(178)
Provided during the period	–	17	159	34	210
Arising on acquisition of subsidiary undertakings	–	11	126	24	161
Disposals	–	(5)	(33)	(2)	(40)
Transfers	–	6	(6)	–	–
Write-offs	–	–	(5)	(1)	(6)
Brewery closure costs in Pitesti (Romania)	–	(1)	(1)	–	(2)
Impairment provision in Ursus (Romania)	–	(1)	(3)	(2)	(6)
Reversal of impairment provision in Velke Popovice (Czech)	–	4	17	–	21
At 31 March 2002	–	124	964	220	1,308
Exchange adjustments	–	26	210	59	295
Provided during the period	–	32	257	55	344
Arising on disposal of subsidiary undertakings	–	(19)	(25)	–	(44)
Disposals	–	(3)	(53)	(10)	(66)
Transfers	–	18	(17)	(1)	–
Write-offs	–	(1)	(25)	(7)	(33)
Impairment provision in Tumwater (USA)	–	–	(2)	–	(2)
At 31 March 2003	**–**	**177**	**1,309**	**316**	**1,802**
Net book amount					
At 31 March 2002	89	501	1,039	229	1,858
At 31 March 2003	**162**	**855**	**1,939**	**288**	**3,244**

13. Tangible assets *(continued)*

Analyses of the net book amount of land and buildings:

	2003 US$m	2002 US$m
Freehold	**771**	406
Long leaseholds (over 50 years unexpired)	**36**	18
Short leaseholds (under 50 years unexpired)	**48**	77
	855	501

Included in land and buildings is a total of US$110 million (2002: US$39 million) of freehold land which is not depreciated.

The group has adopted FRS 15 – 'Tangible fixed assets' – and in the year ended 31 March 2001 followed the transitional provisions to retain the book value of land and buildings.

The group's general purpose properties were revalued at 1 April 1998 on the basis of open market value for existing use by independent qualified valuers. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors in the United Kingdom and the South African Institute of Valuers. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surpluses or deficits credited to the revaluation reserve. No provision is made for any tax on capital gains which may arise on the disposal of the group's properties at their balance sheet amounts.

The comparable amounts under the historical cost convention for land and buildings are:

	2003 US$m	2002 US$m
Historical cost	**1,027**	620
Aggregate depreciation based on cost	**(176)**	(124)
Net book amount	**851**	496

Included in the amounts for plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2003 US$m	2002 US$m
Cost	**88**	63
Aggregate depreciation	**(38)**	(33)
Net book amount	**50**	30

Included in the amounts for plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2003 US$m	2002 US$m
At beginning of year	**10**	15
Exchange adjustments	**4**	(5)
At end of year	**14**	10

14. Investments in associates

	Investments US$m	Loans US$m	Total US$m
At 31 March 2001	317	47	364
Exchange adjustments	(61)	(15)	(76)
Additions	136	7	143
Disposals	(5)	–	(5)
Share of retained profit after tax in the year	37	–	37
Goodwill amortised	(1)	-	(1)
At 31 March 2002	423	39	462
Exchange adjustments	81	16	97
Additions	166	40	206
Disposals	–	(3)	(3)
Arising on disposal of subsidiary undertakings	(51)	(43)	(94)
Share of retained profit after tax in the year	39	–	39
Goodwill amortised	(2)	–	(2)
At 31 March 2003	**656**	**49**	**705**

Additions in the current year include investment in Tsogo Sun Holdings of US$42 million in preference shares, US$57 million in ordinary shares and a loan of US$40 million (see note 29), and an investment of US$56 million for a 20% interest in Kenya Breweries Limited as part of the East African restructuring.

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2003 US$m	2002 US$m
At carrying value		
Listed	**90**	61
Unlisted	**566**	362
	656	423
At market value		
Listed	**219**	107

The group's aggregate share of certain balance sheet captions of its associated undertakings for the years ended 31 March were as follows:

	2003 US$m	2002 US$m
Fixed assets	**758**	455
Current assets	**228**	215
	986	670
Creditors – amounts falling due within one year	**(243)**	(164)
Creditors – amounts falling due after one year	**(173)**	(101)
	(416)	(265)
Net assets	**570**	405

The above is reconciled to the carrying value of investments in associated undertakings as follows:

	2003 US$m	2002 US$m
Net assets	**570**	405
Equity minority interest	**(33)**	(27)
Goodwill capitalised	**119**	45
Investments in associates	**656**	423

15. Other fixed asset investments

	Investments US$m	Loans US$m	Total US$m
At 31 March 2001	637	15	652
Exchange adjustments	(3)	(3)	(6)
Disposals	(9)	(3)	(12)
Arising on acquisition of subsidiary undertakings	1	–	1
Amortisation of employee benefit trust costs	(1)	–	(1)
At 31 March 2002	625	9	634
Exchange adjustments	1	3	4
Additions	19	1	20
Disposals	–	(3)	(3)
Arising on acquisition of subsidiary undertakings	1	–	1
Arising on disposal of subsidiary undertakings	(1)	–	(1)
Amortisation of employee benefit trust costs	(1)	–	(1)
Transfer from debtors	–	6	6
At 31 March 2003	**644**	**16**	**660**

In the financial year ended 31 March 2000, Safari Ltd (a special purpose vehicle established and financed by a wholly-owned subsidiary of SABMiller plc) acquired 77,368,338 ordinary SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling shareholders on 3 April 2001. On 9 July 2002, the shares held by Safari Ltd were converted to non-voting convertible shares. The carrying value and directors' value of these shares at 31 March 2003 was US$618 million and US$484 million respectively (2002: carrying value of US$618 million and market value of US$533 million). The directors consider that the diminution in value below the carrying amount is not permanent.

All other amounts included above are unlisted investments except for Edgars Consolidated Stores Ltd which is carried at a nominal value, and had a market value at 31 March 2003 attributable to SABMiller plc of US$71 million (2002: US$24 million), and 2,095,526 (2002: 322,626) own shares held which had a carrying value of US$11 million (2002: US$ nil) and a market value at 31 March 2003 of US$13 million (2002: US$2 million). The interest in own shares represents shares held by the employee benefit trusts, for the purposes of the various executive share incentive schemes, further details of which are disclosed in the report on directors' remuneration. The shares currently rank *pari passu* with all other ordinary shares.

16. Stock

	2003 US$m	2002 US$m
Raw materials and consumable stores	**258**	128
Work in progress	**53**	33
Finished goods and goods for resale	**145**	77
	456	238

There is no material difference between the replacement cost and book value of stock.

17. Debtors

	2003 US$m	2002 US$m
Trade debtors	487	250
Proceeds receivable on disposal of associate	1	1
Amounts owed by associates:		
trade	–	7
other loans	–	1
VAT, tax and other Government receivables	48	23
Deferred tax	98	5
Other debtors	32	35
Staff and other loans	13	17
Prepayments and accrued income	123	66
	802	405

18. Current asset investments

	2003 US$m	2002 US$m
Short-term bank deposits	1	44
Short-term portion of fixed asset investment	1	1
	2	45

19. Creditors – amounts falling due within one year

	2003 US$m	2002 US$m
Short-term borrowings	2,271	164
Bank overdrafts	118	62
Obligations under finance lease and hire purchase contracts	20	14
Interest bearing borrowings	2,409	240
Trade creditors	367	176
Accruals and deferred income	338	186
Containers in the hands of customers	151	107
Payroll related creditors	115	49
Deferred consideration for acquisitions	1	1
Amounts owed to associates	17	22
Dividends payable to SABMiller plc shareholders	220	141
Dividends payable to external minorities	51	34
Corporate taxation	118	72
Excise duty payable	122	63
Value added and other taxes payable	50	29
Other creditors	68	40
	4,027	1,160

Included in the payroll related creditors is a balance of US$23 million (2002: US$11 million) as a result of the contribution holiday in the South African Breweries Staff Provident Fund.

20. Creditors – amounts falling due after one year

	2003 US$m	2002 US$m
Long-term borrowings	1,084	1,265
Obligations under finance lease and hire purchase contracts	30	30
Interest bearing borrowings	1,114	1,295
Other creditors	16	16
	1,130	1,311

21. Borrowings

	2003 US$m	2002 US$m
US$328 million 8.06% Private Bond Placing	**328**	328
Other unsecured bank loans	**2,492**	505
Other loans		
US$600 million 4.25% guaranteed convertible bonds 2006*	**590**	586
Other unsecured loans	**3**	2
Secured debentures and loan stock	**–**	4
Other secured loans	**60**	66
	3,473	1,491
Obligations under finance lease and hire purchase contracts	**50**	44
	3,523	1,535
Included in amounts falling due within one year	**(2,409)**	(240)
	1,114	1,295
Amounts falling due:		
Between one and two years	**103**	269
Between two and five years	**682**	695
In five years or more	**329**	331
Included within amounts falling due after one year	**1,114**	1,295

*On 10 August 2001 and 14 September 2001, SAB Finance (Cayman Islands) Ltd issued US$500 million and US$100 million, respectively, 4.25% Guaranteed Convertible Bonds (the 'SABMiller Bonds') due 2006 guaranteed by SABMiller and SABMiller Finance BV, each of which is convertible into 4.25% exchangeable redeemable preference shares of SAB Finance (Cayman Islands) Ltd at any time on or after 20 October 2001 and up to the close of business on the date falling seven London business days prior to 10 August 2006 (both days inclusive) or if the SABMiller Bonds are called for redemption, by SABMiller, prior to 10 August 2006, the seventh London working day before the date fixed for such redemption. The bonds are redeemable at the option of bondholders within 60 days after notice is given of an offer to all ordinary shareholders or on 10 August 2005.

Each US$1,000 principal amount of a SABMiller Bond is convertible into one preference share having paid-up value of US$1,000. The preference shares will, in SABMiller's absolute discretion, and in each case at their paid-up value (translated into pounds sterling at the fixed rate of US$1.41 = £1.00), be either immediately exchanged upon issuance for, or immediately redeemed with the redemption proceeds being immediately applied to subscribe for and/or to purchase ordinary shares at a price of 615 pence per ordinary share, which is subject to adjustment. Subject to the foregoing, 115.3203 ordinary shares will be issued or transferred in respect of each US$1,000 principal amount of a SABMiller Bond.

The maturity of obligations under finance lease and hire purchase contracts is as follows:

	2003 US$m	2002 US$m
Included in amounts falling due after one year (between one and five years)	**30**	30
Included in amounts falling due within one year	**20**	14
Obligations under finance lease and hire purchase contracts	**50**	44

Borrowings are secured by various of the group's fixed assets with an aggregate net book value of US$105 million (2002: US$120 million).

22. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2001	25	22	–	25	117	189
Exchange adjustments	(6)	(6)	–	(2)	(31)	(45)
Arising on acquisition of subsidiary undertakings	–	–	–	9	11	20
Charged to profit and loss account	–	8	–	1	5	14
Utilised in the year	(5)	(3)	–	(5)	–	(13)
Transfer (to)/from creditors	–	(1)	–	2	–	1
At 31 March 2002	14	20	–	30	102	166
Exchange adjustments	6	7	–	3	35	51
Arising on acquisition of subsidiary undertakings	–	414	28	5	–	447
Arising on disposal of subsidiary undertakings	–	(2)	–	–	–	(2)
Hindsight adjustments	–	8	–	5	–	13
Charged to profit and loss account	–	51	57	32	6	146
Utilised in the year	–	(16)	(50)	(9)	–	(75)
Transfer from/(to) creditors	–	3	–	(6)	–	(3)
At 31 March 2003	**20**	**485**	**35**	**60**	**143**	**743**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2002, US$5 million was further utilised in regard to the disposal of SAB Ltd's remaining retail interests. The residual US$20 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd ('Shoprite'). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that Shoprite has instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by FRS 12 – 'Provisions, contingent liabilities and contingent assets' – has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 34.

Insurance

Insurance provisions of US$35 million represent amounts provided in respect of claims made by employees for work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

22. Provisions for liabilities and charges *(continued)*

Other provisions

At 31 March 2003 the group retained US$60 million (2002: US$30 million) of other provisions. The principal individual components of this amount are as follows:

The group has provided for brewery closure costs in Tumwater (USA) totalling US$15 million.

The group has recognised various provisions, totalling US$11 million at 31 March 2003 (2002: US$7 million), in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$8 million (2002: US$7 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$8 million (2002: US$10 million) include provisions amounting to US$8 million (2002: US$4 million) within Central America to comply with labour legislation relating to employee service terminations and rewards.

Deferred taxation	**2003 US$m**	2002 US$m
Provision for deferred tax comprises:		
Fixed asset allowances	**167**	117
Tax losses carried forward	**(9)**	–
Prepayments	**8**	6
Excise duty in stock	**4**	2
Unrealised foreign exchange (losses)/profits	**(5)**	2
Provisions	**(11)**	(16)
Pension and post-retirement benefit provisions	**(13)**	(2)
Other timing differences	**2**	(7)
	143	102
At the beginning of year	**102**	117
Arising on acquisition of subsidiary undertakings	**–**	11
Exchange adjustments	**35**	(31)
Charged to profit and loss account	**6**	5
At end of year	**143**	102
Included within debtors (note 17) is a deferred tax asset comprising:		
Fixed asset allowances	**(201)**	–
Intangible assets	**27**	–
Provisions	**36**	3
Pensions and post-retirement benefit provisions	**176**	–
Tax losses carried forward	**5**	2
Prepayments	**(3)**	–
Other timing differences	**58**	–
	98	5
At the beginning of year	**5**	–
Arising on acquisition of subsidiary undertakings	**101**	4
Hindsight adjustments	**6**	–
Charged to profit and loss account	**(14)**	1
At end of year	**98**	5

This deferred tax asset is brought about by timing differences on provisions in North and Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to record these assets.

23. Share capital

	2003 US$000	2002 US$000
Group and company		
Authorised share capital		
9,000,000,000 ordinary shares of 10.0 US cents each (2002: 2,000,000,000)	**900,000**	200,000
1,000,000,000 convertible participating shares of 10.0 US cents each (2002: nil)	**100,000**	–
77,368,338 non-voting convertible shares of 10.0 US cents each (2002: nil)	**7,737**	–
50,000 deferred shares of £1.00 each (2002: 50,000)	**80**	80
Called up, allotted and fully paid share capital		
998,802,609 ordinary shares of 10.0 US cents each (2002: 840,888,305)	**99,880**	84,089
195,051,230 convertible participating shares of 10.0 US cents each (2002: nil)	**19,505**	–
77,368,338 non-voting convertible shares of 10.0 US cents each (2002: nil)	**7,737**	–
50,000 deferred shares of £1.00 each (2002: 50,000)	**80**	80

	Ordinary shares of 10.0 US cents each '000	Convertible participating shares of 10.0 US cents each '000	Non-voting convertible shares of 10.0 US cents each '000	Deferred shares of £1.00 each '000	Nominal value US$000
At 31 March 2001	774,999	–	–	50	77,580
Issue of shares	65,889	–	–	–	6,589
At 31 March 2002	840,888	–	–	50	84,169
Conversion of ordinary share capital	(77,368)	–	77,368	–	–
Issue of shares	235,283	195,051	–	–	43,033
At 31 March 2003	**998,803**	**195,051**	**77,368**	**50**	**127,202**

On 1 July 2002 the company increased its authorised share capital to US$1,007,736,833 divided into 9,000,000,000 ordinary shares, 1,000,000,000 convertible participating shares and 77,368,338 non-voting convertible shares, each of 10.0 US cents, and £50,000 divided into 50,000 deferred shares of £1.00 each (2002: 2,000,000,000 ordinary shares of 10.0 US cents and 50,000 deferred shares of £1.00 each).

Upon the acquisition of Miller Brewing Company, on 9 July 2002, the company issued a total of 430,000,000 shares to Altria Group, Inc. (Altria) (formerly Philip Morris Companies Inc.), which comprised 234,948,770 ordinary shares and 195,051,230 convertible participating shares, the nominal value of which was US$43,000,000. Altria has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005.

In terms of the SABMiller share purchase, option and award schemes, a total of 333,872 new ordinary shares were allotted and issued during the year.

On 9 July 2002 the 77,368,338 ordinary shares of 10.0 US cents held by Safari Ltd were converted to non-voting convertible shares of 10.0 US cents each.

The convertible participating shares and non-voting convertible shares rank *pari passu* with the ordinary shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares and non-voting convertible shares each rank *pari passu* with the ordinary shares. On the return of capital (whether winding-up or otherwise) the convertible participating shares and the non-voting convertible shares each rank *pari passu* with the ordinary shares.

23. Share capital *(continued)*

Altria shall be entitled to vote its convertible participating shares at general meetings of SABMiller on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

i) proposed by any person other than Altria, to wind up SABMiller;

ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with SABMiller's creditors;

iii) proposed by the Board, to sell all or substantially all of the undertaking of SABMiller; or

iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share, but, for the purposes of any resolution other than a resolution mentioned in (iv) above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed.

Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares where the Board has consented to the conversion.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares, so long as such conversion does not result in Altria's voting rights in SABMiller, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of the convertible participating shares) on the basis of one-tenth of a vote for every convertible participating share, being more than 24.99% of the total voting shareholding.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if:

i) a third party has made a takeover offer for SABMiller and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and

ii) Altria has communicated to SABMiller in writing its intention not itself to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and

ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If, on or after 31 December 2004, Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the Board), Altria shall first convert into ordinary shares the lesser of:

i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and

ii) all of its remaining convertible participating shares.

Altria shall be entitled to require SABMiller to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

SABMiller shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South

23. Share capital *(continued)*
Africa, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions.

The following options had been granted over SABMiller plc ordinary shares pursuant to the SABMiller plc Executive Share Purchase Scheme (South Africa) and had not been exercised as at 31 March 2003:

			Exercise price	Exercise period	
Date of grant	**South Africa scheme**	**Ordinary shares**	**ZAR**	**Earliest date**	**Latest date**
24 May 1993		40,000	25.38	24.05.1998	24.05.2003
10 November 1993		30,000	27.19	10.11.1998	10.11.2003
14 April 1994		140,000	34.55	14.04.1999	14.04.2004
28 October 1994		70,000	40.09	28.10.1999	28.10.2004
24 May 1995		78,000	44.46	24.05.2000	24.05.2005
15 August 1995		20,000	47.87	15.08.2000	15.08.2005
29 September 1995		10,000	48.77	29.09.2000	29.09.2005
21 November 1995		30,000	51.18	21.11.2000	21.11.2005
29 May 1996		890,000	53.63	29.05.2001	29.05.2006
20 August 1996		265,000	50.43	20.08.2001	20.08.2006
31 January 1997		40,000	52.14	31.01.2002	31.01.2007
28 May 1997		527,000	53.95	28.05.2002	28.05.2007
12 November 1997		296,000	53.10	12.11.2002	12.11.2007
19 January 1998		570,000	48.62	19.01.2003	19.01.2008
18 August 1998		40,000	43.29	18.08.2003	18.08.2008
14 September 1998		636,000	32.84	14.09.2003	14.09.2008
11 November 1998		1,711,000	46.40	11.11.2003	11.11.2008
27 May 1999		162,500	50.90	27.05.2004	27.05.2009
1 September 1999		35,000	50.05	01.09.2004	01.09.2009
25 November 1999		245,000	56.50	25.11.2004	25.11.2009
2 June 2000		684,500	43.09	02.06.2005	02.06.2010
1 December 2000		1,095,000	45.97	01.12.2005	01.12.2010
1 June 2001		387,000	59.15	01.06.2006	01.06.2011
30 November 2001		1,656,000	67.05	30.11.2006	30.11.2011
31 May 2002		450,900	80.05	31.05.2007	31.05.2012
22 November 2002		1,942,500	67.17	22.11.2007	22.11.2012
Total		12,051,400			

23. Share capital *(continued)*

The following options had been granted over SABMiller plc ordinary shares under the UK SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Executive Share Option (No 2) Scheme and had not been exercised as at 31 March 2003:

Date of grant	UK scheme	Ordinary shares	Exercise price £	Exercise period Earliest date	Latest date
9 March 1999		407,206	4.850	09.03.2002	09.03.2009
16 March 1999*		44,688	5.370	16.03.2002	16.03.2009
27 May 1999		125,104	5.170	27.05.2002	27.05.2009
27 May 1999*		5,802	5.170	27.05.2002	27.05.2009
1 September 1999		12,180	5.140	01.09.2002	01.09.2009
2 June 2000		1,220,716	4.110	02.06.2003	02.06.2010
2 June 2000*		21,897	4.110	02.06.2003	02.06.2010
1 December 2000		58,380	4.220	01.12.2003	01.12.2010
1 December 2000*		7,109	4.220	01.12.2003	01.12.2010
1 June 2001		1,466,756	5.160	01.06.2004	01.06.2011
1 June 2001*		17,442	5.160	01.06.2004	01.06.2011
30 November 2001		89,210	4.720	30.11.2004	30.11.2011
30 November 2001*		19,068	4.720	30.11.2004	30.11.2011
31 May 2002		1,621,673	5.705	31.05.2005	31.05.2012
31 May 2002*		26,295	5.705	31.05.2005	31.05.2012
4 September 2002		159,468	4.515	04.09.2005	04.09.2012
4 September 2002*		6,645	4.515	04.09.2005	04.09.2012
22 November 2002		247,000	4.400	22.11.2005	22.11.2012
22 November 2002*		34,090	4.400	22.11.2005	22.11.2012
		5,590,729			

*SABMiller plc Approved Executive Share Option Scheme

The following shares had been granted under the SABMiller plc Performance Share Award Scheme and had not vested at 31 March 2003:

Date of award	Ordinary shares	Exercise price £	Date by which performance condition must be met
1 June 2000	261,383	Nil	01.06.2003
1 June 2001	229,015	Nil	01.06.2004
30 November 2001	6,929	Nil	30.11.2004
31 May 2002	353,518	Nil	31.05.2005
9 July 2002	400,000	Nil	09.07.2005
1 August 2002	200,000	Nil	01.08.2005
1 September 2002	109,770	Nil	01.09.2005
22 November 2002	120,000	Nil	22.11.2005
	1,680,615		

24. Reserves

	Share premium US$m	Merger relief reserve US$m	Revaluation and other reserves US$m	Profit and loss reserve US$m	Total US$m
At 31 March 2001	1,367	–	31	531	1,929
Issue of shares to SABMiller plc shareholders*	4	–	–	390	394
Profit for the financial year	–	–	–	293	293
Dividends declared	–	–	–	(187)	(187)
Exchange movements	–	–	–	(212)	(212)
Other movements	–	–	1	7	8
At 31 March 2002	1,371	–	32	822	2,225
Issue of shares to SABMiller plc shareholders**	2	3,395	–	–	3,397
Profit for the financial year	–	–	–	296	296
Dividends declared	–	–	–	(283)	(283)
Exchange movements	–	–	–	428	428
Transfers	–	–	(12)	12	–
Goodwill written back on partial disposal of subsidiary	–	–	–	8	8
Other movements	–	–	–	3	3
At 31 March 2003	**1,373**	**3,395**	**20**	**1,286**	**6,074**

*In December 2001, SABMiller plc issued 64.7 million new ordinary shares at £4.45 each in an equity placing. The new shares were issued to places nominated by the managers of the placing, in exchange for the transfer by the managers to SABMiller plc of redeemable preference shares in a new United Kingdom tax resident Jersey incorporated company. In accordance with the merger relief provisions of The Companies Act, 1985, the company recorded its investment in these preference shares at the nominal value of the ordinary shares issued in the placing. Upon the subsequent redemption of those preference shares, SABMiller plc recognised a distributable profit of US$390 million.
**In accordance with section 131 of The Companies Act, 1985, the company recorded the US$3,395 million excess of the value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares as a merger relief reserve.

The group profit and loss reserve includes amounts of US$116 million (2002: US$20 million), the distribution of which is limited by statutory or other restrictions.

25. Reconciliation of operating profit to net cash inflow from operating activities

	2003 US$m	2002 US$m
Operating profit	803	619
Depreciation:		
tangible fixed assets	289	176
containers	55	34
Container breakages and shrinkage	20	10
Amortisation of intangible assets	265	51
Dividends received from other investments	(3)	(2)
Profit on sale of fixed assets	(1)	(3)
Impairment provision in South Africa	4	–
Brewery closure costs in Tumwater (USA)	35	–
Miller integration costs	11	–
Central America reorganisation costs	3	–
Brewery closure costs in Pitesti (Romania)	–	8
Asset impairment provision in Ursus (Romania)	–	10
Reversal of asset impairment provision in Velke Popovice (Czech)	–	(11)
Deferred income	(3)	1
Other non-cash movements	5	11
Net cash inflow from operating activities before working capital movements (EBITDA)	1,483	904
Increase in stock	(44)	(7)
Decrease/(increase) in debtors	20	(37)
Increase in creditors	109	115
Net cash inflow from operating activities	1,568	975

Operating cash flows include cash outflows relating to exceptional items of US$12 million in respect of Miller integration costs and US$9 million in respect of reorganisation costs in Central America. There were no cash flows associated with the Tumwater brewery closure costs.

26. Reconciliation of net cash flow to movement in net debt

	2003 US$m	2002 US$m
Increase in cash	248	116
Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing	140	(297)
Cash inflow from decrease in liquid resources	(44)	(19)
Change in net debt resulting from cash flows	344	(200)
Loans and finance leases acquired with subsidiary undertakings	(2,008)	(261)
Loans and finance leases disposed with subsidiary undertakings	9	–
Exchange movements	(58)	54
Amortisation of bond costs	(4)	(3)
Movement in net debt in the year	(1,717)	(410)
Opening net debt	(1,245)	(835)
Closing net debt	(2,962)	(1,245)

27. Analysis of net debt

	Cash at bank and in hand US$m	Overdraft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 2001	165	(86)	79	(99)	(777)	(21)	(70)	(967)	53	(835)
Cash flow	105	11	116	133	(454)	17	7	(297)	(19)	(200)
Acquisitions (excluding cash and overdrafts)	–	–	–	(59)	(213)	–	–	(272)	11	(261)
Exchange adjustments	(25)	13	(12)	14	29	5	18	66	–	54
Change in maturity of net debt	–	–	–	(153)	153	(15)	15	–	–	–
Amortisation of loan costs	–	–	–	–	(3)	–	–	(3)	–	(3)
At 31 March 2002	245	(62)	183	(164)	(1,265)	(14)	(30)	(1,473)	45	(1,245)
Cash flow	303	(55)	248	105	24	16	(5)	140	(44)	344
Acquisitions (excluding cash and overdrafts)	–	–	–	(8)	(2,000)	–	–	(2,008)	–	(2,008)
Disposals	–	–	–	2	7	–	–	9	–	9
Exchange adjustments	11	(1)	10	(33)	(19)	(6)	(11)	(69)	1	(58)
Change in maturity of net debt	–	–	–	(2,173)	2,173	(16)	16	–	–	–
Amortisation of loan costs	–	–	–	–	(4)	–	–	(4)	–	(4)
At 31 March 2003	**559**	**(118)**	**441**	**(2,271)**	**(1,084)**	**(20)**	**(30)**	**(3,405)**	**2**	**(2,962)**

Note: Liquid resources comprise short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

	US dollars US$m	Rand US$m	Other currencies US$m	Total US$m
Gross borrowings (including overdrafts)	(1,094)	(156)	(285)	(1,535)
Cash at bank and liquid resources	124	79	87	290
Net debt at 31 March 2002	(970)	(77)	(198)	(1,245)
Gross borrowings (including overdrafts)	(3,081)	(91)	(351)	(3,523)
Cash at bank and liquid resources	349	98	114	561
Net debt at 31 March 2003	**(2,732)**	**7**	**(237)**	**(2,962)**

28. Major non-cash transactions

For the year ended 31 March 2003:

Miller: On 9 July 2002, South African Breweries plc (SAB) and Philip Morris Companies Inc, now named Altria Group, Inc., entered into an agreement whereby SAB acquired 100% of the share capital of Miller Brewing Company in exchange for 430 million SAB shares. The value of the shares was based on the opening share price on the day of issue of £5.21, at the ruling exchange rate of US$1.5348 = £1.00.

East Africa: SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed of its subsidiary, Castle Brewing Kenya Ltd, to Kenya Breweries Ltd (KBL), a subsidiary of EABL, in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL.

For the year ended 31 March 2002:

Castel: SABMiller and the Castel group (CBB) entered into an agreement which became effective on 1 April 2001, whereby SABMiller exchanged a 38% interest in SABMiller Africa for a 20% interest in CBB.

29. Acquisitions and disposals

Acquisitions

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2003:

The following table represents the assets and liabilities acquired for the year ended 31 March 2003, excluding the assets and liabilities relating to the acquisition of the Miller Brewing Company which are separately discussed below. The fair value of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Fair value US$m
Tangible fixed assets	13	–	13
Stock	1	–	1
Debtors	6	–	6
Creditors due within one year	(14)	–	(14)
Creditors due after one year	(5)	–	(5)
	1	–	1
Minority interests	2	–	2
Net assets	3	–	3
Goodwill			60
Consideration			63

In accordance with the group's accounting policy, the goodwill of US$60 million arising on consolidation has been stated in the balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	13
Shares in subsidiaries	50
Consideration per the above fair value table	63

The other principal acquisitions made by SABMiller include the following:

- SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed of its subsidiary, Castle Brewing Kenya Ltd (CBKL), to Kenya Breweries Ltd (KBL), a subsidiary of EABL in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL. To facilitate the deal SABMA bought out CBKL's minorities.
- Effective 1 May 2002, Cervejas de Moçambique (CDM) purchased the controlling interest, and management control, of Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group. As a result of the deal, the Laurentina brand has been successfully integrated into the CDM portfolio of brands.
- On 26 March 2003 regulatory approval was granted for Mysore Breweries Ltd to acquire a 97.4% interest in Rochees Breweries Ltd, thus replacing a contract brewing arrangement that was in place for the full year.

29. Acquisitions and disposals *(continued)*

Miller

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Altria Group, Inc. (formerly Philip Morris Companies Inc.) in exchange for the issue of 430 million shares in SAB. The shares issued to Altria comprise two classes of equity capital; ordinary shares and unlisted convertible participating shares. The total of these shares is equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Altria's total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Tangible fixed assets	961	170	1,131
Intangible assets	357	(357)	–
Other investments	2	(1)	1
Stock	131	–	131
Debtors	503	(103)	400
Cash and cash equivalents	6	–	6
Creditors due within one year	(408)	12	(396)
Creditors due after one year	(2,007)	(2)	(2,009)
Provisions for liabilities and charges	(469)	22	(447)
	(924)	(259)	(1,183)
Minority interests	(24)	18	(6)
Net assets	(948)	(241)	(1,189)
Goodwill			4,673
Consideration			3,484

In accordance with the group's accounting policy, the goodwill of US$4,673 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash acquisition costs	46
Issue of shares	3,438
Consideration per the above fair value table	3,484

29. Acquisitions and disposals *(continued)*

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets(1)	13
Intangible fixed assets(2)	(357)
Other investments(3)	(1)
Debtors(4)	(135)
Creditors due within one year(5)	27
Creditors due after one year(6)	(2)
Provisions for liabilities and charges(7)	68
Minority interests(8)	18
Other adjustments	
Tangible fixed assets(1)	157
Debtors(4)	32
Creditors due within one year(5)	(15)
Provisions for liabilities and charges(7)	(46)
	(241)

The principal fair value adjustments may be explained as:

(1) Land and buildings fair valued based on an independent valuation. Containers reclassified from stock. Depreciation lives brought into harmony with group policy;
(2) Intangible assets reversed;
(3) Investments reclassified to debtors;
(4) Pension assets decreased to comply with UK GAAP. Deferred tax assets were adjusted to state taxes on a UK GAAP basis and to recognise the impact of fair value adjustments;
(5) Distributor configuration accruals were reversed to conform to UK GAAP. Undisclosed liabilities and accruals were recorded. Pension and other provisions were reclassified to provisions for liabilities and charges to comply with UK GAAP. Sick pay and vacation accruals were increased to comply with UK GAAP;
(6) Distributor configuration accruals were reversed to conform to UK GAAP;
(7) Provisions for defined benefit pension and other post-retirement benefits were increased to comply with UK GAAP. Deferred tax was adjusted to properly record taxes on a UK GAAP basis, to recognise the impact of fair value adjustments and reclassified to debtors; and
(8) Minority interests were adjusted to align minorities due to other fair value adjustments.

Based on the unaudited US GAAP management accounts, Miller Brewing Company and its subsidiaries earned a profit after taxation and minorities of US$142 million for the period from 1 January 2002 to 8 July 2002.

The summary profit and loss account for this period is shown below:

	Period ended 8 July 2002 US$m
Turnover	2,659
Operating profit	245
Interest	(11)
Profit before taxation	234
Taxation	(89)
Profit after taxation	145
Minority interests	(3)
Profit for the period	142

There were no recognised gains and losses in the period ended 8 July 2002 other than the profit after tax and minorities of US$142 million shown above.

For the year ended 31 December 2001 Miller earned US GAAP profit after tax and minority interests of US$231 million.

The reported profit after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies or other fair value adjustments made by the group subsequent to their acquisition.

29. Acquisitions and disposals *(continued)*

From 9 July 2002, the date of acquisition, to 31 March 2003, the Miller operations contributed US$341 million to the group's EBITDA, paid US$47 million in respect of taxation, US$45 million in respect of servicing finance, and utilised US$94 million for capital expenditure.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash acquisition costs in relation to Miller	46
Cash consideration for rest of group	13
Central America hindsight adjustment	1
	60
Purchase of subsidiary undertakings per cash flow statement	52
Purchase of shares from minorities per cash flow statement	8
	60

For the year ended 31 March 2002:

The following table represents the assets and liabilities acquired for the year ended 31 March 2002, excluding the assets and liabilities relating to the acquisition of the Central America business which are separately disclosed below. The fair values of the assets and liabilities acquired were as follows:

	Provisional book value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	94	(2)	92
Other investments	(4)	–	(4)
Stock	15	–	15
Debtors	15	–	15
Cash and cash equivalents	11	–	11
Creditors due within one year	(59)	–	(59)
Creditors due after one year	(4)	–	(4)
Provisions for liabilities and charges	(5)	(1)	(6)
	63	(3)	60
Minority interests	(13)	–	(13)
Net assets	50	(3)	47
Goodwill	96	3	99
Consideration	146	–	146

In accordance with the group's accounting policy, the goodwill of US$99 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	145
Deferred consideration creditor raised	1
Consideration per the above fair value table	146

Adjustments to align accounting policies and fair value adjustments comprise the following:

Other adjustments

Tangible fixed assets[1]	(2)
Provisions for liabilities and charges[2]	(1)
	(3)

The principal fair value adjustments may be explained as:

[1] Revision of asset values; and

[2] Recognition of additional provisions.

29. Acquisitions and disposals *(continued)*

The other principal acquisitions made by SABMiller include the following:

- A 20% equity stake in the Castel group (CBB) in exchange for a 38% stake in SABMiller Africa by way of a share exchange which became effective on 1 April 2001. A shareholders' agreement governs the strategic alliance arrangements between the parties.
- On 28 June 2001, SAB India Ltd acquired a 76% controlling interest in Mysore Breweries Ltd (MBL) in India. At the time of acquisition MBL had a 60% interest in Pals Distillers Ltd. This was then increased to a 95% interest.
- A further 54.6% interest in Nile Breweries of Uganda bringing SABMiller's stake to 94.6%. Consequently Nile Breweries is now consolidated as opposed to equity accounted.
- In December 2000 the Polish state failed to exercise its put option over its shareholding in Kompania Piwowarska. In July 2001, the state then sold these shares to EAC and SABMiller, increasing our share by 4%.
- SABMiller Europe acquired a controlling interest of 83.7% in Bere Timisoreana SA of Romania from a vendor consortium on 7 August 2001. This was increased in March 2002 to 95.6%.
- An agreement was signed, on 1 November 2001, with The Coca-Cola Export Corporation to purchase a 45% shareholding in Coca-Cola Bottling Luanda (CCBL). This investment along with existing management agreement gave SABMiller Africa an effective controlling stake in CCBL.
- SABMiller acquired, through its subsidiary SAB India Ltd, a 53% controlling interest in Rochees Breweries Ltd, a company listed on a number of stock exchanges in India including the Bombay Stock Exchange on 7 November 2001.
- After listing CDM on the Mozambiquan Stock Exchange on 27 December 2001, SABMiller acquired an additional 13.5% interest, thus increasing its investment to 78.5%.
- On 12 February 2002 SABMiller Africa announced that its Zambian subsidiary, Zambian Breweries plc, listed on the Lusaka Stock Exchange, had acquired the entire issued share capital of the Coca-Cola bottler, Zambia Bottlers Ltd, from a vendor consortium including The Coca-Cola Export Corporation.

Central America

On 28 November 2001, SABMiller plc acquired 58.4% of BevCo which owns interests in Honduras and El Salvador. The fair values of the assets and liabilities acquired were as follows:

	Provisional fair value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	227	13	240
Stock	47	(2)	45
Debtors	118	1	119
Cash and cash equivalents	25	–	25
Creditors due within one year	(148)	–	(148)
Creditors due after one year	(209)	–	(209)
Provisions for liabilities and charges	(15)	(12)	(27)
	45	–	45
Minority interests	(4)	–	(4)
Net assets	41	–	41
Goodwill	930	1	931
Consideration	971	1	972

In accordance with the group's accounting policy, the goodwill of US$931 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	548
Trading balances with Dole Inc. set-off	24
Issue of shares to partner	400
Consideration per the above fair value table	972

29. Acquisitions and disposals *(continued)*

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets[1]	(8)
Other adjustments	
Tangible fixed assets[2]	21
Stock[3]	(2)
Debtors[4]	1
Provisions for liabilities and charges[5]	(12)
	–

The principal fair value adjustments may be explained as follows:

[1] Containers restated to align with group policy;
[2] Non-specialised land and buildings fair valued based on an independent valuation. Containers written down to net realisable value or value in use;
[3] Write-off of obsolete stock;
[4] Write-off of irrecoverable debtors. Recognition of deferred tax asset on adjustments; and
[5] Recognition of post-retirement and other provisions.

Based on the combined unaudited proforma management accounts, the entities acquired in Central America earned a profit after taxation of US$42 million for the eleven month period from 1 January 2001 to 27 November 2001.

The summary combined profit and loss account for the entities for this period is shown below:

	11 months ended 27 November 2001 US$m
Turnover	497
Operating profit	58
Interest	(3)
Profit before tax	55
Taxation	(13)
Profit after taxation	42

There were no recognised gains and losses in the eleven months ended 27 November 2001 other than the profit after taxation of US$42 million shown above.

The reported profit after taxation figure and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies of the entities or other fair value adjustments made by the group subsequent to their acquisition.

From 28 November 2001, the date of acquisition, to 31 March 2002, the Central American operations contributed US$186 million to the group's turnover and US$7 million to the group's operating profit. During the same period, the Central American operations contributed US$41 million to the group's EBITDA, paid US$6 million in respect of taxation and utilised US$12 million for capital expenditure.

29. Acquisitions and disposals *(continued)*

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash consideration for Central America	547
Cash consideration for rest of group	145
Settlement of deferred consideration in respect of Polish put option	12
	704
Purchase of subsidiary undertakings per cash flow statement	672
Purchase of shares from minorities per cash flow statement	32
	704

Disposals

For the year ended 31 March 2003:

Hotels and Gaming

On 31 March 2003, SABMiller entered into an agreement with Tsogo Investment Holding Company (Pty) Ltd whereby SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (Pty) Ltd (TSH), in exchange for ordinary shares representing 49% of TSH, US$42 million of TSH redeemable preference shares and US$43 million cash, net of expenses. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The transaction generated an after tax accounting profit of US$4 million calculated as follows:

	US$m
Tangible fixed assets	(75)
Other investments	(95)
Stock	(1)
Debtors	(16)
Cash and cash equivalents	(42)
Creditors due within one year	49
Creditors due after one year	7
Provision for liabilities and charges	2
	(171)
Minority interests	1
Net assets	(170)
Net proceeds on disposal	182
	12
Goodwill written back on disposal	(8)
Profit on disposal	4

The proceeds were comprised as follows:

	US$m
Net cash	43*
Investments in Tsogo Sun Holdings (49%)	97
R400 million of Tsogo Sun Holdings redeemable preference shares	42
	182

*Includes US$1 million accrued costs.

For the year ended 31 March 2002:

The group sold 13.3% of its interest in Tanzania Distilleries Ltd for US$1 million.

30. Financial instruments

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances, for example trade debtors, trade creditors, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through a mixture of retained reserves, bank revolving credit borrowings, long-term bank loans and corporate bonds. In respect of its South African businesses, the group manages overnight cash flows centrally through its wholly-owned subsidiary, Sabfin (Pty) Ltd. Long-term bank financing is arranged locally by the South African entities. Project finance and term borrowing are negotiated directly with the banking industry by group operating subsidiaries, but subject to internal group treasury policies. Outside South Africa, the group's treasury is managed by SABMiller Finance BV which is responsible for cash, the central borrowing portfolio, and foreign exchange management for the non South African businesses.

The group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations. The group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed at quarterly meetings of the board of directors. These policies have remained unchanged throughout the year ended 31 March 2003.

Interest rate risk

The group finances its operations through a mixture of retained reserves, bank and corporate bond borrowings. The group borrows principally in rand, Polish zloty, Czech krone and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to maintain a level of fixed rate borrowings (measured on a rolling basis) intended to limit the impact of a 1% change in interest rates to 1% of group operating profit excluding exceptional items. As at 31 March 2003 32% (2002: 71%) of the group's borrowings were at fixed rates after taking account of any interest rate swaps and forward rate agreements. The changes in the fixed rate percentage between the two years is analysed further (in this note) under the interest rate risk profile of financial liabilities and financial assets.

Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy has been, throughout the year ended 31 March 2003, to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

Foreign currency risk

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy is to limit the aggregate uncovered net transaction exposure to US$60 million (2002: US$80 million) – being intended to limit the impact on group operating profit to 1% for every 10% movement in exchange rates against the US dollar. The actual position as at 31 March 2003 was US$14 million (2002: US$30 million).

30. Financial instruments *(continued)*

The following tables exclude short-term debtors and non-interest bearing short-term creditors except for the table on the fair values of financial assets and liabilities where these balances are included within book and fair values.

Interest rate risk profile of financial liabilities and financial assets

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the borrowings of the group as at 31 March 2003 were:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Total US$m	Financial liabilities where no interest is paid US$m
SA rand	92	64	156	–
US dollars	168	926	1,094	–
Central European currencies	99	98	197	–
Euro	16	–	16	–
Other currencies	68	4	72	–
At 31 March 2002	443	1,092	1,535	–
SA rand	13	78	91	–
US dollars	2,148	933	3,081	11
Central European currencies	142	117	259	–
Euro	22	–	22	2
Other currencies	67	1	68	–
At 31 March 2003	**2,392**	**1,129**	**3,521**	**13**

Based on the above floating rate borrowings at 31 March 2003, a 1% change in interest rates would impact group pre-tax profits, over a 12 month period, by approximately US$24 million, which is 3% of group operating profit. Debt of US$2 billion at Miller Brewing Company is intended to be refinanced with fixed rate debt early in the next financial year – repositioning interest rate variability within the policy of 1% of group operating profit.

The percentage of fixed rate borrowings at 31 March 2003 was 32% (2002: 71%).

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed (years)	Weighted average term to maturity (years)
SA rand	13	2	–
US dollars	6	5	–
Central European currencies	8	2	–
Other currencies	14	2	–
At 31 March 2002	6	4	–
SA rand	13	2	–
US dollars	6	4	2
Central European currencies	8	3	–
Other currencies	15	2	–
At 31 March 2003	**6**	**4**	**2**

30. Financial instruments *(continued)*

Floating rate borrowings are mainly bank sourced and bear interest at various money market rates which include overnight call, and up to the 12 month term rates in respect of SA rand activities. US dollar floating rate borrowings are fixed in advance for periods ranging from 30 to 180 days and are mainly priced by reference to LIBOR. Central European borrowing rates vary significantly between the various functional currency areas comprising this region, but are priced by reference to a combination of local market rates or LIBOR depending on the practice of the various markets.

The group held the following financial assets, as part of the financing arrangements of the group as at 31 March 2003:

	2003 US$m	2002 US$m
SA rand short-term deposits	**1**	1
US dollar short-term deposits	**–**	43
Other short-term deposits	**1**	1
SA rand cash	**97**	78
US dollar cash	**349**	81
Other cash	**113**	86
	561	290

The above financial assets are all priced at floating rates with interest rates reset and/or maturity dates within one year. Rand assets attract interest rates at the overnight money market call rate, and US dollar assets attract LIBOR related interest rates at various margins. Other currencies include those of Central European countries and the African continent.

Rand cash and short-term deposits are subject to South African exchange control regulations. South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa, other than normal dividends.

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	Expiring within one year US$m	**Expiring between one and two years US$m**	**Expiring in more than two years US$m**	**Total US$m**
Group Central Treasury	25	600	–	625
Africa and Asia	55	–	2	57
Europe	35	76	58	169
Americas	40	–	10	50
South Africa	206	–	18	224
At 31 March 2002	361	676	88	1,125
Group Central Treasury	–	700	–	700
Africa and Asia	46	–	–	46
Europe	254	4	98	356
Americas	69	–	2	71
South Africa	417	–	–	417
At 31 March 2003	**786**	**704**	**100**	**1,590**

The facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements. The facilities expiring beyond two years are of a project and structured finance nature, and mostly are utilised to finance capital expenditure.

30. Financial instruments *(continued)*

Currency exposures

The group seeks to mitigate the effect of the currency exposures arising from its net investments by borrowing as far as possible in the same currencies as the operating currencies of its main operating units. Gains and losses arising on net investments and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

The table below shows the group's transactional (or non-structural) currency exposures that could give rise to net currency gains and losses which are recognised in the profit and loss account.

Net foreign currency monetary assets/(liabilities)

	SA rand US$m	US dollar US$m	Central European currencies US$m	Western European currencies US$m	Other African currencies US$m	Other currencies US$m	Total US$m
Functional currency of group operation:							
SA rand	–	2	–	2	–	–	4
US dollars	2	–	–	(6)	–	–	(4)
Central European currencies	–	(8)	–	(3)	–	–	(11)
Euro	–	–	1	–	–	(1)	–
Other African currencies	(9)	(9)	–	(1)	–	–	(19)
At 31 March 2002	(7)	(15)	1	(8)	–	(1)	(30)
SA rand	–	8	–	3	–	–	11
US dollars	–	–	–	3	1	12	16
Central European currencies	–	5	–	20	–	–	25
Western European currencies	(6)	(12)	–	–	–	–	(18)
Other African currencies	(16)	(4)	–	–	–	–	(20)
At 31 March 2003	**(22)**	**(3)**	**–**	**26**	**1**	**12**	**14**

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominantly centered in South Africa and take place between the SA rand, US dollar, and the euro.

Based on the above net transaction exposure position at 31 March 2003, a simultaneous 10% change in all foreign exchange rates against divisional reporting currencies would impact group operating profit by approximately US$1 million, which is well within the policy limit of 1% of group operating profit.

Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at 31 March 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

30. Financial instruments *(continued)*

	2003		2002	
	Book value US$m	**Fair value US$m**	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations:				
Short-term borrowings and current portion of long-term borrowings	**2,409**	**2,409**	240	240
Long-term borrowings	**1,114**	**1,175**	1,295	1,306
Financial assets	**1,363**	**1,363**	692	692
Other financial liabilities	**1,634**	**1,634**	936	936
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and forward rate agreements	**–**	**–**	–	(4)
Forward foreign exchange contracts	**–**	**(15)**	–	–
Commodity contracts	**–**	**(1)**	–	–
Derivative financial instruments held or issued to hedge the currency and interest rate exposure on expected future transactions:				
Interest rate swaps and forward rate agreements	**–**	**(8)**	–	–
Forward foreign exchange contracts	**–**	**–**	–	9
Commodity contracts	**–**	**2**	–	–

The following methods and assumptions were used by the group in determining fair values:

Liquid resources, trade debtors and trade creditors – the book values reported in the balance sheet.

Borrowings – the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Forward instruments – the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after 31 March 2003. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

Hedging

The group's policy is to hedge (on a cost effective basis) the following exposures:

- Interest rate risk – using interest rate derivatives;
- Currency transaction risk – using forward foreign currency contracts to hedge foreign currency creditors. Forward foreign currency contracts are also used to hedge currency exposures on future expected transactions. Under the group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the forward rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures; and
- Commodity price risk – commodity contracts are purchased from time to time to hedge the underlying price risks inherent in the aluminium component of can purchases.

30. Financial instruments *(continued)*

	Unrecognised gains US$m	Unrecognised (losses) US$m	Net unrecognised gains/(losses) US$m	Deferred gains US$m	Deferred (losses) US$m	Net deferred gains/(losses) US$m
Gains and losses on hedges at 31 March 2001	1	(1)	–	–	–	–
Arising in previous years included in income for the year ended 31 March 2002	1	(1)	–	–	–	–
Arising in and not included in income for the year ended 31 March 2002	–	(4)	(4)	9	–	9
Gains and losses on hedges at 31 March 2002	–	(4)	(4)	9	–	9
Arising in previous years included in income for the year ended 31 March 2003	–	(4)	(4)	9	–	9
Arising in and not included in income for the year ended 31 March 2003	2	(24)	(22)	–	–	–
Gains and losses on hedges at 31 March 2003	2	(24)	(22)	–	–	–
of which gains and losses expected to be included in income for the year ending 31 March 2004	2	(18)	(16)	–	–	–
Gains and losses expected to be included in income thereafter	–	(6)	(6)	–	–	–

31. Operating lease commitments

	2003 US$m	2002 US$m
Land and buildings		
Annual commitments under non-cancellable operating leases expiring:		
Within one year	**4**	3
Between two and five years	**13**	8
Over five years	**9**	5
	26	16
Plant, vehicles and systems		
Annual commitments under non-cancellable operating leases expiring:		
Within one year	**2**	1
Between two and five years	**9**	5
Over five years	**–**	1
	11	7

32. Commitments

	2003 US$m	2002 US$m
Capital commitments not provided in the financial information:		
Contracts placed for future capital expenditure	162	30
Expenditure authorised by the directors not yet contracted	166	195
Other commitments not provided in the financial information:		
Contracts placed for future expenditure	411	–

Contracts placed for future expenditure relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2003, are principally due between 2004 and 2007.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2003 for malt, bottles, labels and cans expire between 2004 and 2015.

33. Contingent liabilities

	2003 US$m	2002 US$m
Guarantees to third parties provided in respect of borrowings of certain subsidiary undertakings	1,766	1,681
US$328 million 8.06% Private Bond Placing*	328	328
US$600 million 4.25% guaranteed convertible bonds*	600	600
US$750 million syndicated loan*	750	750
Bank facilities*	84	–
Other guarantees	4	3
Present value of future rental payments guaranteed by subsidiary undertaking	–	31
Staff loans and pension guarantees	31	1
Litigation	8	2
Other	9	10
	1,814	1,725

*These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts outstanding and disclosed as part of borrowings (note 21) is US$1,077 million as at 31 March 2003 (2002: US$1,078 million).

Staff loans and pension guarantees above primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

SABMiller and Altria entered into a tax matters agreement ('the Agreement') on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The company has a maximum exposure of US$1,000 million in respect of warranty claims under the Transaction Agreement with Altria (excluding the indemnities given under the Agreement) in respect of the purchase of Miller Brewing Company.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

33. Contingent liabilities *(continued)*

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

The group has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings of overseas subsidiary undertakings, as remittance of these earnings is not currently anticipated in the foreseeable future.

34. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. The main assumptions used in calculating the costs were an annual discount rate of 11%, consumer inflation of 7% and medical cost inflation of 9%. The last valuation was performed on 31 March 2003. Miller provides post-retirement, medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. Obligations for post-retirement medical benefit plans were US$317 million at 9 July 2002, the date of the most recent valuation. The principal assumptions used in calculating the liabilities were an annual discount rate of 8%, consumer inflation of 3.5% and medical cost inflation of 10%.

The pension and post-retirement medical benefit costs for the years ended 31 March 2003 and 31 March 2002 are as follows:

	2003 US$m	2002 US$m
Defined contribution scheme costs	**34**	18
Defined benefit scheme costs	**23**	4
Post-retirement medical benefits costs	**28**	6
Pension accruals	**26**	13
Provisions for pensions	**127**	3
Provisions for post-retirement benefits	**358**	16

The group operates various defined contribution and defined benefit schemes. Details of the main defined contribution scheme is provided below:

The South African Breweries Staff Provident Fund

During the financial year ended 31 March 1998, the South African Breweries Pension Fund was liquidated. Members of this fund were converted from a defined benefit basis to a defined contribution basis and transferred to the South African Breweries Staff Provident Fund. On transfer to the Provident Fund, members received an enhancement of 27% of their actuarial reserve value. The market value of assets as at 1 December 1997 was US$288 million. The liquidation of the pension fund was approved by the Financial Services Board of South Africa and the transfer of assets was substantially completed on 31 July 1998. At the liquidation date an actuarial valuation of the pension fund indicated an estimated surplus to the employer of approximately US$55 million. The main assumptions used in the calculation of the defined benefit liabilities and to calculate the variation cost in accordance with SSAP 24 – 'Accounting for pensions costs' were a long-term investment return of 15% per annum and a real return in excess of salary inflation of approximately 1% per annum on average. The level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities, calculated at the liquidation date, was approximately 128%. The surplus has been transferred to the Staff Provident Fund and is held separately from members' assets as an employer reserve. In terms of the rules of the

34. Pensions and post-retirement benefits *(continued)*
fund, this employer reserve is currently being used to fund a contribution holiday. In accordance with SSAP 24, the benefit of this contribution holiday is to be spread over the period of the average future working lives of the employees, estimated to be 10 years.

Details of the major defined benefit schemes are provided below:

The ABI Pension Fund

The latest valuation of the ABI Pension Fund was carried out at 1 January 2001 by an independent actuary using the attained age method. The main assumptions were price inflation of 8% per annum, a long-term investment return of 12.5% per annum, rate of salary inflation of 10% per annum and pension inflation of 8% per annum. The latest actuarial valuation revealed a surplus of US$14 million in the actuarial value of the assets of US$39 million compared to the actuarial value of the liabilities. This represents a funding level of 156%. The market value of assets at 1 January 2001 was US$47 million.

Miller Pension Schemes

Salaried employees – substantially all salaried employees of Miller are covered by a defined benefit pension plan, a survivor income benefit plan and a long-term disability plan. Previously the salaried employees of Miller Brewing Company participated in the salaried employees' pension scheme of Altria. On 9 July 2002, Miller Brewing Company established its own pension scheme for salaried employees. Assets from the Altria plan will be transferred to the Miller plan upon approval as a qualified pension plan by the Internal Revenue Service. As of 9 July 2002, the salaried employee pension plan had a deficit of US$36 million in the actuarial value of the plan assets of US$364 million compared to the actuarial value of the liabilities. This represents a funding level of 91%.

Hourly employees – eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post-retirement benefit plans, were carried out by professionally qualified actuaries at 9 July 2002 using the projected unit method. The principal assumptions used in the preparation of the pension valuations were an annual discount rate of 8%, a rate of increase in flat dollar benefits of 2% and consumer inflation of 2.75%. The latest actuarial valuation revealed a deficit of US$2 million in the actuarial value of the assets of US$163 million compared to the actuarial value of the liabilities. This represents a funding level of 99%.

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of the withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2003 is set out below:

	US$m
Market value of assets	34
Present value of accrued obligations, net of Pabst withdrawal payments	(73)
Deficit	(39)

Additional disclosures required under Financial Reporting Standard FRS 17

In November 2000, the Accounting Standards Board issued FRS 17 – 'Retirement Benefits' – which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of recognised gains and losses. SABMiller has chosen not to early adopt this FRS, but in accordance with the transitional provisions of this standard, the following additional disclosures as at 31 March 2003, and for the year then ended, are set out below.

34. Pensions and post-retirement benefits *(continued)*

The ABI Pension Fund

The above valuation was updated to 31 March 2003 by a qualified independent actuary. The major assumptions used were:

	2003	2002
Salary inflation	**7.5%**	9.5%
Pension inflation	**6.2%**	8.1%
Discount rate	**11.0%**	13.0%
Inflation	**6.0%**	8.0%

The market value of assets in the scheme and the expected rate of return were:

	2003		2002	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return
Equities	**40**	**13.0%**	23	15.0%
Bonds	**8**	**11.0%**	5	13.0%
Cash	**2**	**9.0%**	2	11.0%
Property and other	**–**	**13.0%**	1	15.0%
International equities	**12**	**13.0%**	11	15.0%
Total market value of assets	**62**		42	
Present value of scheme liabilities	**(25)**		(17)	
Surplus in the scheme	**37**		25	
Unrecognised pension asset due to limit	**(37)**		(25)	
Pension asset recognised	**–**		–	

The pension asset recognised must be limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the new SA Legislation has not yet been performed.

Miller Pension Schemes

The above valuations were updated at 31 March 2003 by a qualified independent actuary. The major assumptions used were:

	31 March 2003	At acquisition
Discount rate	**6.5%**	7.0%
Inflation	**2.7%**	3.5%
Salary inflation	**4.5%**	4.5%

The market value of the assets in the schemes and the expected rates of return were:

	31 March 2003		At acquisition	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return
Equities	**342**	**9.5%**	373	10.0%
Bonds	**144**	**6.5%**	158	7.0%
Cash	**19**	**4.0%**	20	4.0%
Property	**4**	**9.5%**	5	10.0%
Other	**17**	**9.5%**	18	10.0%
Total market value of assets	**526**		574	
Present value of scheme liabilities	**(855)**		(765)	
Deficit in schemes	**(329)**		(191)	
Related deferred tax asset	**120**		75	
Net provision for pension obligation	**(209)**		(116)	

34. Pensions and post-retirement benefits *(continued)*

Post-retirement medical schemes

The main assumptions used for FRS 17 purposes at 31 March 2003 are as below:

	South Africa		Miller	
	2003	2002	**2003**	At acquisition
Salary inflation	**7.0%**	8.0%	**4.5%**	4.5%
Healthcare cost inflation	**9.0%**	10.0%	**10.0%**	10.0%
Discount rate	**11.0%**	12.0%	**6.5%**	7.0%

	South Africa		Miller		Total	
	2003 US$m	2002 US$m	**2003 US$m**	At acquisition US$m	**2003 US$m**	2002 US$m
Present value of scheme liabilities	**(30)**	(19)	**(432)**	(371)	**(462)**	(19)
Deficit	**(30)**	(19)	**(432)**	(371)	**(462)**	(19)
Related deferred tax asset	**9**	6	**171**	147	**180**	6
Net provision for post-retirement medical benefits	**(21)**	(13)	**(261)**	(224)	**(282)**	(13)

The following amounts would have been recognised in the performance statements in the year to 31 March 2003 under the requirements of FRS 17.

	Percentage of scheme assets/ liabilities	2003 Total US$m
Operating profit		
Current service cost		**27**
Total operating charge		**27**
Other finance income		
Expected return on scheme assets		**37**
Interest on scheme liabilities		**(63)**
Net return		**(26)**
Statement of total recognised gains and losses		
Actual return less expected return on scheme assets	**(9)%**	**(53)**
Experience gains and losses arising on the scheme liabilities	**1%**	**(11)**
Effect of changes in the actuarial assumptions		**(99)**
Actuarial loss recognised in the STRGL	**12%**	**(163)**
Movement in deficit during the year		
Opening balance		**(32)**
Acquisition activity		**(562)**
Disposal activity		**2**
Current service cost		**(27)**
Contributions		**15**
Other finance costs		**(26)**
Actuarial loss		**(163)**
Exchange adjustments		**(8)**
Other		**(3)**
Closing balance		**(804)**

The deficit and the movement therein include amounts in relation to a number of small pension schemes in addition to those described in more detail above, which in aggregate show a deficit at 31 March 2003 of US$13 million (2002: US$13 million).

34. Pensions and post-retirement benefits *(continued)*

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2003 and 31 March 2002 would be as follows:

	2003 US$m	2002 US$m
Net assets excluding pension and post-retirement liabilities	**7,286**	3,068
Pension and post-retirement liabilities	**(501)**	(23)
Net assets including pension and post-retirement liabilities	**6,785**	3,045
Profit and loss reserve excluding pension and post-retirement liabilities	**1,590**	835
Pension and post-retirement liabilities	**(497)**	(19)
Profit and loss reserve including pension and post-retirement liabilities	**1,093**	816

35. Related party transactions

During the year ended 31 March 2003, the group through its wholly owned subsidiary, Southern Sun Gaming Investments (Pty) Ltd (SSGI) had a 50% interest in Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun), a company formed in conjunction with Tsogo Investment Holdings (Pty) Ltd (TI) to pursue opportunities in the South African gaming industry.

With effect on 31 March 2003, the group entered into a transaction whereby it disposed of its Hotel and Gaming investments to a new company called Tsogo Sun Holdings (Pty) Ltd (TSH) in exchange for a 49% interest in TSH, with the remaining 51% interest held by TI. Effectively the group has disposed of 51% of its interests in Hotels and a 1% interest in its Tsogo Sun Gaming investment. A number of arrangements were in place with Tsogo Sun during the year, which were related party in nature.

Under the terms of a technical and management assistance agreement dated 30 August 1996 between Tsogo Sun and Southern Sun, Southern Sun is entitled to charge Tsogo Sun a consultancy fee of 2% to 2.5% of budgeted capital expenditure costs (excluding land and capitalised interest) on casino resort facilities that are being developed. Furthermore, Southern Sun Hotel Interests (Pty) Ltd receives a management fee based mainly on turnover and gross operating profit for providing hotel management services for casino hotels owned by Tsogo Sun and food and beverage facilities related to its casino operations.

As of 31 March 2003 the group has a number of arrangements in place with TSH, which are related party in nature.

ABSA Bank Ltd (ABSA) has agreed to provide a series of facilities to TSH and its shareholders, including US$88 million, of which US$45 million had been drawn down at 31 March 2003 (2002: US$33 million), to assist TI and other empowerment shareholders to invest in Tsogo Sun and its subsidiary companies. This facility has been guaranteed by SABSA Holdings (Pty) Ltd (SABSA).

Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu Natal (Pty) Ltd (TS-KZN), a subsidiary of TSH, for development of the Suncoast Casino in Durban. These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV) , which owns 40% of TS-KZN:

- US$76 million, all of which had been drawn down at 31 March 2003, as a bridging finance facility to fund the equity commitments of the shareholders to the Durban development, for a period of up to four years. This facility is 60% guaranteed by SABMiller (US$46 million) and 40% by Johnnic (US$30 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN;
- US$76 million, of which US$39 million had been drawn down at 31 March 2003, as a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic have entered into a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of TS-KZN, the sponsors will, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets;
- The remaining development costs of US$25 million are to be funded by cash flows generated from the development in the initial years of operation. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu Natal Gambling Board.

35. Related party transactions *(continued)*

SABMiller has guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$40 million (2002: US$28 million).

In return for its guarantees the SABMiller group earns an annual fee of between 1.35% and 2% based on the outstanding capital amount drawn down under the related facility during the year.

Prior to 31 March 2003, SSGI provided inter-group loans with market related interest rates, to the Tsogo Sun group, of US$48 million (2002: US$35 million). Interest received by SSGI on these loans amounted to US$6 million during the year ended 31 March 2003 (2002: US$5 million).

Funding arrangements between SABSA and TSH exist, with such arrangements attracting market related costs. With effect from 31 March 2003 SABSA has provided interest bearing loans to TSH of US$48 million and subscribed for cumulative redeemable preference shares to a value of US$51 million.

The group also has related party transactions with its associated undertaking Coca-Cola Canners (Pty) Ltd (Coca-Cola Canners). During the year the group, through its subsidiary ABI, purchased from Coca-Cola Canners canned Coca-Cola products for resale totalling US$95 million (2002: US$88 million). As at 31 March 2003 ABI owed US$17 million (2002: US$7 million) to Coca-Cola Canners.

During the year, as detailed in note 29, the group acquired through its subsidiary, Cervejas de Moçambique (CDM), the controlling interest in Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group and an associated undertaking of the SABMiller group, by way of a cash payment of US$1 million and the issue of shares in CDM with a value of US$8 million.

In the period since its acquisition, Miller Brewing Company has received various services from the Altria group of companies, including information technology, legal, corporate affairs and other administrative services, with an aggregate cost of US$18 million, of which US$5 million was outstanding at 31 March 2003.

36. Ordinary shareholding analyses

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2003:

	Number of shareholders	Percentage of share capital
Portfolio size		
1 – 1,000	15,516	0.48
1,001 – 10,000	5,694	1.70
10,001 – 100,000	1,259	4.48
100,001 and over	718	93.34
	23,187	100.00
Category		
Individuals	19,962	4.00
Pension and provident funds	212	6.23
Banks, nominees and finance companies	1,597	41.66
Trust funds and investment companies	249	1.52
Other corporate entities	1,167	46.59
	23,187	100.00

The JSE STRATE CSDP system is still being refined in regard to sector and code class and as a result the above analysis should be treated as indicative only.

36. Ordinary shareholding analyses *(continued)*

According to information received by the directors, the following are the only shareholders beneficially holding, directly or indirectly, at 31 March 2003 and 14 May 2003 respectively, in excess of 3% of the share capital having normal voting rights:

	14 May 2003 %	**31 March 2003 %**	31 March 2002 %
Altria Group, Inc.	23.5	**23.5**	–
Legal & General Investment Management Ltd	3.2	**3.2**	–
Putnam Investments	4.0	**4.0**	–
Investec Asset Management	4.8	**4.8**	–
Brandes Investment Partners	6.3	**6.3**	7.2
Liberty Group Limited	3.0	**3.0**	3.4
Nedcor Bank Nominees (Pty) Ltd	4.4	**5.0**	6.5
Public Investment Commission	9.5	**9.3**	7.8
South African Mutual Life Assurance Society & Subsidiaries ('Old Mutual')	3.9	**3.8**	3.8
Suid-Afrikaanse Nasionale Lewensassuransie Maatskappy ('Sanlam')	5.7	**5.6**	5.8
Standard Bank Nominees (Tvl) (Pty) Ltd*	14.7	**14.5**	18.8

*Includes ADRs

Certain of the major shareholders' shareholdings were partially included in the nominee company totals as given and have been excluded from these totals. No other beneficial nominee holders are entitled to shares exceeding 3% of the issued share capital.

37. Post balance sheet events

On 14 May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with options to increase the holding in the future. The transaction was completed on 4 June 2003 with SABMiller acquiring an initial stake of 60%. The acquisition was funded in cash, from existing resources.

A US$2,000 million bank facility was put in place with an initial one year term and a one year term out option. This facility was fully drawn on 15 May 2003 and used to repay the Miller US$2,000 million syndicated bank loan. The intention is to refinance this facility in the international capital markets at an appropriate time within the facility period.

On 21 May 2003, it was announced that SABMiller's subsidiary, Mysore Breweries, had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions the group well in the high-growth Indian beer market.

Balance Sheets of SABMiller plc at 31 March

	Notes	**2003 US$m**	2002 US$m
Fixed assets			
Investments in subsidiary undertakings	(i)	**5,430**	1,947
Other fixed asset investments – employee benefit trust		**11**	–
		5,441	1,947
Current assets			
Debtors		**7**	7
Cash at bank and in hand		**1**	1
		8	8
Creditors – amounts falling due within one year	(ii)	**(854)**	(742)
Amounts owed by group undertakings		**413**	464
Net current liabilities		**(433)**	(270)
Net assets		**5,008**	1,677
Capital and reserves			
Share capital	23	**127**	84
Share premium	24	**1,373**	1,371
Merger relief reserve	24	**3,395**	–
Profit and loss reserve		**113**	222
Capital employed	(iii)	**5,008**	1,677
Profit/(loss) attributable to shareholders		**193**	(14)

This balance sheet was approved by the directors on 9 June 2003.



Graham Mackay
Chief executive



Malcolm Wyman
Chief financial officer

Notes to the Balance Sheets of SABMiller plc at 31 March

	2003 US$m	2002 US$m
(i) Investment in subsidiary undertakings		
Opening balance	1,947	1,439
Additions	6,965	1,947
Disposals	(3,482)	(1,439)
Closing balance	5,430	1,947
Subsidiary companies		
SABMiller Holdings Ltd[1]	5,178	1,695
SAB Ltd[3]	250	250
SAB Management Services Ltd[2]	2	2
South African Breweries Finance (Jersey) Ltd[4]	–	–
South African Breweries Finance (No 2) (Jersey) Ltd[4]	–	–
SAB Finance (Cayman Islands) Ltd[5]	–	–
	5,430	1,947

Notes:

Country of incorporation	Principal activity	Country of incorporation	Principal activity
[1]England	Group holding company	[3]England	Holding company
[2]England	Management services to fellow group companies	[4]Jersey, Channel Islands	Finance company
		[5]Cayman Islands	Finance company

	2003 US$m	2002 US$m
(ii) Creditors - amounts falling due within one year		
Amounts owed to group undertakings	601	577
Other creditors	13	7
Payroll related creditor	4	2
Dividends payable to shareholders	236	156
	854	742

	2003 US$m	2002 US$m
(iii) Reconciliation of movements in shareholders' funds		
Profit/(loss) for the financial year	193	(14)
Dividends declared	(302)	(206)
	(109)	(220)
Nominal value of shares issued for the acquisition of Miller Brewing Company	43	–
Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company	3,395	–
Profit on redemption of redeemable preference shares held in subsidiary company	–	390
Nominal value of shares issued for the acquisition of preference shares in South African Breweries Finance (Jersey) Ltd	–	7
Net proceeds of ordinary shares issued for cash	2	4
Net increase in shareholders' funds	3,331	181
Shareholders' funds at start of year	1,677	1,496
Shareholders' funds at end of year	5,008	1,677

Principal Subsidiary Undertakings

The principal subsidiary undertakings of the group, as at 31 March, were as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital	
			2003	2002
Central administration				
SABMiller Finance BV[1]	Netherlands	Holding and finance company	100%	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	100%	100%
SABMiller Africa and Asia BV[2]	Netherlands	Holding company	100%	100%
Miller – US operations				
Miller Brewing Company	USA	Brewing	100%	–
Foster's USA, LLC	USA	Import and sale of beer	50%	–
Jacob Leinenkugel Brewing Co., Inc.	USA	Brewing	100%	–
Central American operations				
Bevco Ltd[3]	British Virgin Islands	Holding company	58%	58%
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	58%	57%
Industrias La Constancia, S.A.[4]	El Salvador	Brewing/CSDs/Water	58%	–
La Constancia, S.A.[5]	El Salvador	Leasing	58%	58%
Embotelladora Salvadoreña, S.A.[5]	El Salvador	Leasing	58%	58%
Industrias Cristal, S.A.[5]	El Salvador	Leasing	58%	58%
European operations				
SABMiller Europe BV[6]	Netherlands	Holding company	100%	100%
Compania de Bere Romania[7]	Romania	Brewing	97%	–
Compania Cervecera de Canarias SA	Spain	Brewing	51%	51%
Dreher Sörgyárak Rt	Hungary	Brewing	99%	99%
Kaluga Brewery Company OOO	Russia	Brewing	100%	100%
Kompania Piwowarska SA[8]	Poland	Brewing	72%	72%
Pivovar Šariš AS[9]	Slovakia	Brewing	100%	98%
Plzeňský Prazdroj SA	Czech Republic	Brewing	97%	98%
African operations				
SABMiller Africa BV[10]	Netherlands	Holding company	62%	62%
SABMiller Botswana BV[11]	Netherlands	Holding company	62%	62%
Accra Brewery Ltd[12]	Ghana	Brewing	43%	43%
Botswana Breweries (Pty) Ltd	Botswana	Sorghum brewing	29%	29%
Castle Brewing Kenya Ltd[13]	Kenya	Brewing	–	54%
Cervejas de Moçambique SARL[12]	Mozambique	Brewing	43%	49%
Coca-Cola Bottling Luanda Ltd	Angola	CSDs	28%	28%
Coca-Cola Bottling Sul de Angola SARL	Angola	CSDs	37%	37%
Chibuku Products Ltd	Malawi	Sorghum brewing	31%	31%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/CSDs	29%	29%

Principal Subsidiary Undertakings

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital	
			2003	2002
Lesotho Brewing Company (Pty) Ltd	Lesotho	Brewing/CSDs	**24%**	24%
National Breweries plc[12]	Zambia	Sorghum brewing	**43%**	43%
Nile Breweries Ltd	Uganda	Brewing	**59%**	59%
Swaziland Brewers Ltd	Swaziland	Brewing	**37%**	37%
Tanzania Breweries Ltd[12][14]	Tanzania	Brewing	**33%**	41%
Zambian Breweries plc[12]	Zambia	Brewing/CSDs	**53%**	56%
Asian operations				
SABMiller Asia BV[15][16]	Netherlands	Holding company	**100%**	100%
Mysore Breweries Ltd	India	Brewing	**83%**	82%
Narang Breweries (Pvt) Ltd	India	Brewing	**85%**	85%
Rochees Breweries Ltd[17]	India	Brewing	**81%**	–
Beer South Africa[18]				
The South African Breweries Ltd[18]	South Africa	Brewing and holding company	**100%**	100%
South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	**100%**	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%
Other Beverage Interests				
Other Beverage Interests (Pty) Ltd	South Africa	Holding company	**100%**	100%
Amalgamated Beverage Industries Ltd[12]	South Africa	Beverages	**74%**	74%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%

Notes:
(1) Previously named South African Breweries International (Finance) BV.
(2) Previously named South African Breweries International BV.
(3) Voting rights are different from the nominal interest. A 50% voting right can be exercised. Control vests in SABMiller plc by virtue of the management agreement.
(4) In March 2003, the trade of Industrias Cristal, SA, Embotelladora Salvadoreña, SA and La Constancia, SA, were transferred into this company.
(5) In March 2003, the trade of these companies was transferred to Industrias La Constancia, SA. These companies retained the land and buildings which are leased to Industrias La Constancia, SA.
(6) Previously named South African Breweries International (Europe) BV.
(7) This company was formed following the merger of Bere Timisoreana SA and SC Ursus SA.
(8) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA at 31 March 2003.
(9) Pivovar Šariš AS is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.
(10) Previously named South African Breweries International (Africa) BV.
(11) Previously named Antler Corporation BV.
(12) Listed in country of incorporation.
(13) In December 2002 SABMiller Africa BV disposed of its subsidiary Castle Brewing Kenya Ltd in exchange for a 20% shareholding in Kenya Breweries Ltd, a subsidiary of East African Breweries Ltd.
(14) The shareholding in Tanzania Breweries Ltd has reduced as a result of the East African restructuring detailed in note 29.
(15) This company holds a 49% interest in China Resources Breweries Ltd – see the table for associated undertakings.
(16) Previously named South African Breweries International (Asia) BV.
(17) On 26 March 2003 Mysore Breweries Ltd acquired a 97.35% interest in Rochees Breweries Ltd, replacing a contract brewing arrangement that had been in place for the full year.
(18) When the operations and assets of the South African Beer Division were a part of SAB Ltd, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Ltd.

Principal Subsidiary Undertakings

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking was less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd

SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 7% indirect interest is held via an 11% interest in Sechaba Brewery Holdings Ltd.

Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)

SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Coca-Cola Bottling Luanda SARL (CCBL)

SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

African operations

The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

Principal Associated Undertakings

Associated undertakings

The principal associated undertakings of the group, as at 31 March, were as set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly-owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital	
			2003	2002
African operations				
Delta Corporation Ltd[1][2]	Zimbabwe	Brewing/CSDs	17%	16%
Kenya Breweries Ltd[2][3]	Kenya	Brewing	12%	–
Société des Brasseries et Glacières Internationales	France	Holding company	20%	20%
Brasseries Internationales Holding Ltd	Gibraltar	Holding company	20%	20%
Asian operations				
China Resources Breweries Ltd, which holds the following subsidiary undertakings:	British Virgin Islands	Holding company	49%	49%
China Resources (Anhui) Brewery Co Ltd[4]	China	Brewing	49%	49%
China Resources (Anshan) Brewery Co Ltd[4]	China	Brewing	44%	44%
China Resources (Blue Sword) Brewery Co Ltd[4][5]	China	Brewing	30%	30%
China Resources (Chang Chun) Brewery Co Ltd[4]	China	Brewing	42%	42%
China Resources (Dalian Banchuidao) Brewery Co Ltd[4]	China	Brewing	39%	39%
China Resources (Dalian) Brewery Co Ltd[4]	China	Brewing	49%	49%
China Resources (Heilongjiang) Brewery Co Ltd[4]	China	Brewing	34%	34%
China Resources (Jilin) Brewery Co Ltd[4]	China	Brewing	49%	44%
China Resources (Liaoyang) Brewery Co Ltd[4]	China	Brewing	29%	29%
China Resources (Shenyang) Snowflake Beer Co Ltd[4]	China	Brewing	49%	44%
China Resources (Tianjin) Brewery Co Ltd[4]	China	Brewing	45%	45%
China Resources (Wanghua) Brewery Co Ltd[4]	China	Brewing	39%	39%
China Resources Food and Beverage (Chengdu) Co Ltd[4]	China	Bottled water	49%	49%
China Resources Food and Beverage (Shenzhen) Co Ltd[4]	China	Bottled water	49%	49%
Shenyang Hwa-Jeng Winery Brewery Ltd[4]	China	Brewing	44%	44%
Shenzhen C'est Bon Food and Drink Co Ltd[4]	China	Bottled water	49%	49%
China Resources (Wuhan) Brewery Co Ltd[4][6]	China	Brewing	29%	29%
China Resources (Panjin) Brewery Co Ltd[4][7]	China	Brewing	34%	–
China Resources (Beijing Lido) Brewery Co Ltd[4][7]	China	Brewing	49%	–
Other Beverage Interests				
Coca-Cola Canners (Pty) Ltd[8]	South Africa	Canning of beverages	24%	24%
Distell Group Ltd[1][9]	South Africa	Wines and spirits	30%	30%

Principal Associated Undertakings *continued*

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital	
			2003	2002
Hotels and Gaming				
Tsogo Sun Holdings (Pty) Ltd (TSH)[10]	South Africa	Holding company	49%	–
Southern Sun Hotels (Pty) Ltd[10]	South Africa	Holding company	49%	–
Southern Sun Hotel Interests (Pty) Ltd[10][11]	South Africa	Hotels	49%	100%
Tsogo Sun Gaming (Pty) Ltd[10]	South Africa	Gaming	49%	–
Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun)[10]	South Africa	Gaming	–	50%

Notes:

(1) Listed in country of incorporation.

(2) Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.

(3) In December 2002 SABMiller Africa BV disposed of its subsidiary Castle Brewing Kenya Ltd in exchange for a 20% shareholding in Kenya Breweries Limited, a subsidiary of East African Breweries Ltd.

(4) China Resources Breweries Limited, the group's 49% owned associated undertaking, holds between 60% and 100% of these companies.

(5) China Resources (Blue Sword) Brewery Co Ltd has 12 operating subsidiaries, including China Resources (Mianyang) Brewery Co Ltd.

(6) Shareholding acquired in March 2002.

(7) Shareholding acquired in January 2003.

(8) Amalgamated Beverage Industries Ltd, the group's 74% owned subsidiary undertaking, holds 32% of this company.

(9) Distillers Corporation (SA) Ltd and Stellenbosch Farmer's Winery Group Ltd merged in November 2000 and the name was changed to Distell Group Ltd in March 2001.

(10) The nature of SABMiller plc's interest in the Hotels and Gaming division has changed from subsidiary to associated undertaking (see note 29).

(11) Southern Sun Hotel Interests (Pty) Ltd was sold on 31 March 2003 to Tsogo Sun Holdings (Pty) Ltd as part of the partial disposal of the group's interests in the Hotels and Gaming division.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa.

Five-year Financial Review for the years ended 31 March

	1999* US$m	2000* US$m	2001 Restated US$m	2002 US$m	**2003 US$m**
Income statements					
Turnover (including associates' share)	6,184	5,424	4,184	4,364	**9,112**
Turnover (excluding associates' share)	4,923	4,390	3,624	3,717	**8,295**
Profit before interest and taxation (including associates' share)	717	844	700	704	**933**
Net interest payable	(117)	(80)	(54)	(98)	**(163)**
Taxation	(195)	(186)	(195)	(208)	**(349)**
Minorities	(85)	(94)	(99)	(105)	**(125)**
Profit for the year	320	484	352	293	**296**
Adjusted earnings	394	426	372	350	**581**
Balance sheets					
Fixed assets	2,600	3,510	3,667	4,758	**11,060**
Current asset investments/cash at bank and in hand	749	316	218	290	**561**
Other current assets	913	558	514	643	**1,258**
Total assets	4,262	4,384	4,399	5,691	**12,879**
Interest bearing debt	(953)	(602)	(1,053)	(1,535)	**(3,523)**
Other creditors and provisions	(1,445)	(1,223)	(1,054)	(1,102)	**(2,377)**
Total liabilities	(2,398)	(1,825)	(2,107)	(2,637)	**(5,900)**
Net assets	1,864	2,559	2,292	3,054	**6,979**
Shareholders' funds	1,703	2,161	2,006	2,309	**6,201**
Equity minority interests	161	398	286	745	**778**
Capital employed	1,864	2,559	2,292	3,054	**6,979**
Cash flow statements					
EBITDA	933	917	854	904	**1,483**
Working capital movements	(45)	(53)	5	71	**85**
Net cash inflow from operating activities	888	864	859	975	**1,568**
Net interest and dividends	(119)	(82)	(93)	(158)	**(238)**
Taxation	(166)	(175)	(179)	(179)	**(286)**
	603	607	587	638	**1,044**
Net capital expenditure	(544)	(401)	(331)	(250)	**(429)**
Net investments	(1)	(569)	7	(49)	**(18)**
Net acquisition of subsidiaries and associates	(273)	30	(700)	(768)	**(54)**
Net cash (shortfall)/surplus	(215)	(333)	(437)	(429)	**543**
Management of liquid resources	(419)	503	64	19	**44**
Net cash inflow from financing	256	72	491	699	**(136)**
Dividends paid	n/a	(50)	(177)	(173)	**(203)**
(Decrease)/increase in cash in the year	(378)	192	(59)	116	**248**
Performance per share *(US cents per share)*					
Basic earnings	43.9	64.3	50.4	40.7	**27.5**
Diluted earnings	43.8	64.1	50.3	40.3	**27.8**
Adjusted basic earnings	54.0	56.6	53.3	48.7	**54.0**
Net asset value	220.1	279.3	258.9	274.6	**487.8**
Share statistics					
Total number of shares *(million)*	773.7	774.3	775.0	840.9	**1,271.2**
Weighted average number of shares *(million)*	729.9	752.8	697.1	718.5	**1,076.1**
Weighted average number of shares *(diluted) (million)*	731.3	754.8	699.4	766.6	**1,148.3**
Returns and productivity					
Return on equity *(%)*	23.1	19.7	18.5	15.2	**9.4**
Operating margin *(%)*	13.2	14.6	16.7	16.1	**11.0**
Cash operating margin *(%)*	19.9	20.9	23.6	24.3	**18.1**
Operating return *(%)*	45.1	47.1	42.6	37.5	**34.8**
Cash operating return *(%)*	24.7	25.8	22.2	17.9	**13.2**
Group turnover per employee *(US$000's)*	100.3	91.3	115.7	111.9	**196.1**
Average monthly number of employees	49,099	48,079	31,327	33,230	**42,402**
Solvency and liquidity					
Net interest cover *(times)*	7.4	9.9	13.0	7.2	**6.1**
Total borrowings to total assets *(%)*	22.4	13.7	23.9	27.0	**27.4**
Cash flow to total borrowings *(%)*	93.2	143.5	81.6	63.5	**44.5**

*Partial deferred tax basis.

Five-year Financial Review for the years ended 31 March

	Turnover					Operating profit				
	1999 US$m	2000 US$m	2001 US$m	2002 US$m	**2003 US$m**	1999 US$m	2000 US$m	2001 US$m	2002 US$m	**2003 US$m**
Business segment analysis										
North America	–	–	–	–	**3,473**	–	–	–	–	**75**
Central America	–	–	–	186	**514**	–	–	–	7	**10**
Europe	n/a	n/a	1,097	1,280	**1,646**	n/a	n/a	130	168	**239**
Africa and Asia	n/a	n/a	700	946	**1,209**	n/a	n/a	130	162	**219**
SABI	1,352	1,474				190	199			
Beer South Africa	1,609	1,608	1,365	1,112	**1,270**	380	407	343	287	**338**
Other Beverage Interests	967	954	816	676	**788**	117	120	106	95	**120**
Hotels and Gaming	276	263	206	164	**212**	42	40	25	28	**42**
Central Administration	–	–	–	–	**–**	(18)	(35)	(34)	(35)	**(44)**
Continuing businesses – excluding exceptional items	4,204	4,299	4,184	4,364	**9,112**	711	731	700	712	**999**
PGSI	1,751	1,125	–	–	**–**	75	61	–	–	**–**
Group – excluding exceptional items	5,955	5,424	4,184	4,364	**9,112**	786	792	700	712	**999**
Exceptional items										
North America	–	–	–	–	**–**	–	–	–	–	**(58)**
Central America	–	–	–	–	**–**	–	–	–	–	**(12)**
Europe	–	–	–	–	**–**	–	–	–	(8)	**–**
SABI	229	–	–	–	**–**	(50)	(11)	–	–	**–**
Hotels and Gaming	–	–	–	–	**–**	(9)	–	–	–	**–**
PGSI	–	–	–	–	**–**	(10)	(13)	–	–	**–**
Group – including exceptional items	6,184	5,424	4,184	4,364	**9,112**	717	768	700	704	**929**

n/a – not available prior to 2001, information is only available in respect of the international, non-South African group, in total.

	EBITA					Net operating assets				
	1999 US$m	2000 US$m	2001 US$m	2002 US$m	**2003 US$m**	1999* US$m	2000* US$m	2001 US$m	2002 US$m	**2003 US$m**
Business segment analysis										
North America	–	–	–	–	**250**	–	–	–	–	**5,147**
Central America	–	–	–	22	**56**	–	–	–	1,135	**1,089**
Europe	n/a	n/a	148	198	**275**	n/a	n/a	1,091	1,253	**1,446**
Africa and Asia	n/a	n/a	132	171	**233**	n/a	n/a	472	728	**866**
SABI	191	205				781	1,033			
Beer South Africa	380	407	343	287	**338**	539	509	415	263	**356**
Other Beverage Interests	117	120	106	95	**120**	600	601	520	355	**524**
Hotels and Gaming	42	40	25	28	**42**	134	169	159	140	**167**
Central Administration	(18)	(35)	(34)	(35)	**(44)**	(61)	(27)	(148)	(193)	**(272)**
Continuing businesses – excluding exceptional items	712	737	720	766	**1,270**	1,993	2,285	2,509	3,681	**9,323**
PGSI	75	61	–	–	**–**	75	–	–	–	**–**
Group – excluding exceptional items	787	798	720	766	**1,270**	2,068	2,285	2,509	3,681	**9,323**
Exceptional items										
North America	–	–	–	–	**(58)**	–	–	–	–	**–**
Central America	–	–	–	–	**(12)**	–	–	–	–	**–**
Europe	–	–	–	(8)	**–**	–	–	–	–	**–**
SABI	(50)	(11)	–	–	**–**	–	–	–	–	**–**
Hotels and Gaming	(9)	–	–	–	**4**	–	–	–	–	**–**
PGSI	(10)	(13)	–	–	**–**	–	–	–	–	**–**
Group – including exceptional items	718	774	720	758	**1,204**	2,068	2,285	2,509	3,681	**9,323**

*Partial deferred tax basis.
n/a – not available prior to 2001, information is only available in respect of the international, non-South African group, in total.

Definitions

Adjusted earnings
This comprises the profit for the financial year after adjusting for profits and losses on items of a capital nature, as well as the impact of exceptional items and goodwill amortisation.

Adjusted profit before tax
This is defined as profit before tax, goodwill amortisation and exceptional items.

Cash operating margin (%)
This is calculated on a pre-exceptional basis, by expressing EBITDA as a percentage of turnover, excluding associates.

Cash operating return (%)
This is calculated on a pre-exceptional basis, by expressing the sum of EBITDA and cash dividends received from associates and other investments, as a percentage of net operating assets, adjusted for cumulative goodwill eliminated against shareholders' funds and accumulated depreciation and amortisation.

EBITA
This is calculated by expressing earnings before interest, taxation and goodwill amortisation.

EBITA margin (%)
This is calculated by expressing earnings before interest, taxation and goodwill amortisation as a percentage of turnover (including associates).

EBITDA
This comprises net cash inflow from operating activities, before working capital movements.

Effective tax rate (%)
This is calculated by dividing the tax charge for the year by the profit before taxation excluding exceptional items and goodwill amortisation.

Net asset value per share
This is calculated by dividing shareholders' funds by the closing number of shares in issue.

Net interest cover (EBIT)
This is the ratio of profit before interest, taxation and exceptional items to net financing costs before exceptional items.

Net operating assets
This is the sum of fixed assets (excluding Safari shares), stocks and debtors less interest free liabilities. A reconciliation of this number is provided in note 3.

Operating margin (%)
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation as a percentage of turnover, including associates.

Operating return (%)
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation, including associates, as a percentage of net operating assets, excluding goodwill.

Return on equity (%)
This is calculated by dividing adjusted earnings by shareholders' funds.

Total borrowings
This comprises the sum of the interest bearing liabilities included in creditors due within and after one year.

Shareholders' Diary

Financial Reporting Calendar and Annual General Meeting		
Announcement of interim results, for half-year to September		November
Preliminary announcement of annual results		May
Annual financial statements published		June
Annual General Meeting		July
Dividends	**Declared**	**Paid**
Ordinary:		
Interim	November	Late December
Final	May	August

STRATE

Dealings and settlements on the JSE Securities Exchange South Africa (JSE) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Computershare Johannesburg or their professional adviser regarding the options available to enable them to do so through the STRATE system.

Administration

SABMiller plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Duke Street,
Woking, Surrey, England
GU21 5BH
Telefax +44 1483 264117
Telephone +44 1483 264000

Head Office
One Stanhope Gate,
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet Address
http://www.sabmiller.com

Investor Relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

Independent Auditors
PricewaterhouseCoopers LLP,
1 Embankment Place,
London, England
WC2N 6RH
Telefax +44 20 7804 4770
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars,
The Registry,
34 Beckenham Road,
Beckenham, Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157
(outside UK)
Telephone 0870 162 3100
(from UK)

Registrar (South Africa)
Computershare Investor Services Limited,
70 Marshall Street,
Johannesburg 2000,
South Africa

Postal address:
PO Box 61051,
Marshalltown 2107,
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR Depositary
The Bank of New York,
ADR Department,
101 Barclay Street,
New York, NY 10286,
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet http://www.bankofny.com
Toll free +1 888 269 2377
(USA & Canada only)



The paper used in the document is produced in a mill with both EMAS and ISO 14001 accreditation. It is made from pulps harvested in sustainable forests without the use of chlorine.


SAB
MILLER

Corporate Accountability Report 2003



Our responsibility is clear

When it comes to brewing great beers and building great brands, SABMiller is up there with the very best. With a long heritage in brewing, and brands that touch the lives of hundreds of millions of consumers around the world, the business is unique.

The difference is clear in everything the company does. SABMiller employees are driven by the passion for its products, the thirst for hard work and an obsession with getting every detail right. SABMiller strives to achieve commercial success wherever in the world it operates, while recognising the need to make a positive contribution to communities, the environment and to its employees.

It's an approach that has helped export the company's strengths far beyond its roots in South Africa, to most of Africa, Asia, Europe and Central America, and now to the USA through its acquisition of Miller. SABMiller's aim is clear – to grow the business and add value in a responsible and sustainable way.

Front Cover: Czech Republic

The disastrous floods in Central Europe in August 2002 called for dramatic action to limit damage and maintain production, and produced "local heroes" at our brewery in Plzen. Petr Holecek, group environmental manager for Plzensky Prazdroj, among others, played a vital role in minimising impacts both on the brewery and in the surrounding areas. Efforts like these reflect the outstanding dedication and commitment of our employees to the company and their communities.

What we believe

The SABMiller plc group comprises a diverse portfolio of businesses, operating in a wide range of countries and cultures. The group mission and statements of values and principles are based on, and take into account, standards already set by our operating companies. The group has designated an inner core of non-negotiable values with regard to integrity, honesty and our responsibilities to society; operating companies may specify additional standards relating to their specific circumstances.

Our company values guide us in our relations with all those who have a direct interest in the business – our stakeholders – and inform the guiding principles which govern those relationships.

- We conduct our business with integrity.
- We support mutually beneficial and enduring relationships with our stakeholders.
- We seek to be open and accurate in our dealings and communication.
- We respect the rights and dignity of individuals.
- We optimise the creation of wealth to provide fair reward and recognition for stakeholders.
- We meet the changing needs of our customers and consumers by providing consistently high-quality brands and services.
- We are a responsible corporate citizen.
- We respect the values and cultures of the communities in which we operate.

Through this process, SABMiller has ensured that there is consistency across the group, which enables us to communicate to the outside world what we stand for.

The group's values and principles are stated, and treated, as the reality rather than a distant ideal, but we recognise the inevitability of lapses and shortcomings. We commit ourselves to learning from mistakes and to continuous improvement.

Agreed by the Corporate Accountability and Risk Assurance Committee: 25 February 2002.

Website addresses (where available) for the external organisations mentioned in this report are listed on the inside back cover, where SABMiller contact details are also provided.

CARAC Chairman's Foreword



Lord Fellowes
Senior non-executive director SABMiller
and CARAC chairman

I am pleased to present our sixth annual Corporate Accountability Report, covering the year to 31 March 2003. As the chief executive explains in his review, it has been another year of momentous change for the group, for me signified most notably by the integration of Miller Brewing Company.

My role as a non-executive director and chairman of the Corporate Accountability and Risk Assurance Committee (CARAC) is both to bring an outside perspective, and to lead the governance arrangements which ensure we implement the group's mission, values and guiding principles. These commit us to responsible business behaviour in pursuit of our goal of sustained commercial success and to a fair distribution of the wealth and other opportunities we generate. A crucial part of the CARAC's role is to listen to what our stakeholders tell us about how well we are meeting these goals.

One such opportunity was the World Summit on Sustainable Development, held in Johannesburg in September 2002, an event to which SABMiller offered much practical support. While many were disappointed that national governments did not reach greater agreement on the pressing development issues facing the world, I believe the "Rio+10" process does show progress, especially in the willingness of business to listen to its critics and to play a full role in meeting its global challenges.

This Corporate Accountability Report forms part of our contribution to that open debate, focusing on the actions we ourselves are taking. For instance, we convened an interesting discussion among senior executives in several leading international companies on ways in which we can better respond to society's even higher expectations from business as a corporate citizen. In response to what we've heard from some stakeholders over the last year, it makes more explicit our understanding of the concept of sustainable development and how we approach such global issues as human rights, HIV/AIDS and the growing threat of water shortages.

In welcoming the trend towards greater corporate accountability, may I enter one comment? Companies form just one of the components of society, albeit one that appears powerful because we transcend national borders. Governments, civil society organisations and individual citizens have their own responsibilities to meet too. Solutions to the pressing global challenges are to be found in individual actions by **all** the participants; such solutions must be identified by working together. As a business, our chief concern is to meet the needs of our customers and consumers, remaining constantly on watch for market signals. My executive colleagues within SABMiller are rightly reluctant to abrogate the proper responsibilities of others, in government and wider society, in areas which lie outside our direct remit.

We believe we are getting the balance right between our commercial and social responsibilities. Please tell us if you agree, and how we can do better.

Robert Fellowes
Senior non-executive director, SABMiller plc
and CARAC chairman
9 June 2003

Chief Executive's Review



Graham Mackay
Chief executive

During the year, we have welcomed 6,000 employees of the Miller Brewing Company into the group, integrated our new Central American beer and soft drink operations and continued our expansion in Europe, China, India and certain African countries. The result is to place SABMiller in the top tier of global brewers and a significant bottler of carbonated soft drinks.

Successfully achieving this transformation while staying focused on the needs of our customers and consumers has been a tremendous challenge for all our people – one they have risen to unhesitatingly, as we see from our outstanding growth in our businesses in South Africa, Europe, Africa and Asia. At the same time, our commitment to responsible business behaviour has not been compromised. This year we have:

- Reduced our environmental impacts, through better water and energy efficiency and increased waste recycling;
- Achieved higher "employment equity" targets in the United States and South Africa;
- Won the inaugural BusinessMap Foundation Black Economic Empowerment award for the most Progressive Established Company of the Year; and
- Generated record revenues for governments through taxes and duties.

Looking ahead, many challenges still remain, notably:

- Improving performance on key employee dimensions such as training, health and safety and diversity;
- Rolling out a new group-wide alcohol issues policy;
- Working with our suppliers and business partners on a shared approach to business values, without compromising our commercial goals; and
- Engaging with a greater range of stakeholders, especially at local and international level, to learn from their perspectives.

Our future commitments on these and other issues, and the specific targets we have set, are presented in this report. Underpinning this work is our continuing progress to make the concept of sustainable development a reality in our day-to-day operations.

Our principal activity – beverage production – is based on natural and sustainable ingredients, mainly agricultural produce and water. We seek to minimise our own direct environmental impacts and are increasingly working with our partners towards the goal of an environmentally sustainable value chain. Our operations generate considerable economic wealth for many stakeholders, especially our employees and governments, who are the main beneficiaries of the cash value which we add.

We fully recognise that improper use of our alcohol products does bring social costs too, for individuals, their families and society as a whole. We are working to minimise these dangers by a responsible approach to advertising and promotion, and through consumer education.

We do not address these issues in isolation, but in discussion with stakeholders – a commitment that is embedded in our values and guiding principles. As the report demonstrates, this engagement is integral to how we operate – regularly surveying consumers about their needs and concerns, listening to employees and their representatives, consulting our local communities, engaging with public authorities and communicating regularly with investors. To help these and other stakeholders who take an interest in our business, we have prepared this report in accordance with the 2002 Global Reporting Initiative Guidelines. I believe it represents a balanced and reasonable presentation of our economic, environmental and social performance.

Graham Mackay
Chief executive
9 June 2003

SABMiller Today

SABMiller's Sustainable Development Vision and Strategy is to:

- Commit to the goal of sustainable development inherent in our corporate values and guiding principles
- Act responsibly where we have the power and exercise influence where we do not
- Engage with our stakeholders to form mutually beneficial and enduring relationships
- Report how we are living up to these commitments, integrating them into our business strategies and operations, managing our key impacts and measuring our performance


Lite

North America

Average number of employees*	4,559
Total volumes sold (hls 000s)*†	33,907
Turnover (US$ m)*	3,473
EBITA (US$ m)**	250
Total number of breweries	9

*Nine months only
†Lager and carbonated soft drinks (CSDs)
*Earnings before interest, taxation and goodwill amortisation – pre-exceptional items

SAB plc acquired 100% of Miller Brewing Company, the second largest brewer in the United States of America, from Altria Group Inc. (formerly Philip Morris Companies Inc.) in July 2002. Following this acquisition, the group changed its name to SABMiller plc. The Miller Brewing Company has a proud history, which dates back to 1855.



Central America

Average number of employees	7,374
Total volumes sold (hls 000s)†	10,503
Turnover (US$ m)	514
EBITA (US$ m)*	56
Total number of breweries	3
Total number of bottling plants	6

†Lager, CSDs and other beverages
*Pre-exceptional items

In November 2001, SABMiller formed Bevco with CAB, a holding company for the beverage interests of a prominent local family consortium. CAB contributed to Bevco its interest in the largest brewer and soft drinks bottler (Coca-Cola) in El Salvador. Simultaneously, SABMiller entered the Honduran market through the acquisition of Cerveceria Hondurena, and contributed this to Bevco.



Europe

Average number of employees	8,959
Total volumes sold (hls 000s)†	24,609
Turnover (US$ m)	1,646
EBITA (US$ m)	275
Total number of breweries	18
Total number of bottling plants	1

†Lager and other beverages

SABMiller entered Europe through its purchase of Dreher in Hungary in 1993 and since then, has developed through acquisition and organic growth, and most recently by taking a majority stake in Birra Peroni in June 2003. The group now has operations in eight countries including: the Czech Republic, Hungary, Poland, Romania, Slovakia, Russia, the Canary Islands and Italy.



Africa

Average number of employees†‡	35,387
Total volumes sold (hls 000s)‡	45,458
Turnover (US$ m)‡	1,209
EBITA (US$ m)‡	233
Total number of breweries*	44
Total number of bottling plants	10

‡Africa and Asia figures combined
*Excluding Castel and including 30 commercial sorghum breweries

SABMiller Africa and the Castel Group, entered into a strategic alliance in April 2001 for their operations in Africa (excluding South Africa and Namibia). SABMiller Africa's direct interests are situated in Ghana, Malawi, Uganda, Tanzania, Zambia, Angola, Botswana, Mozambique, Lesotho and Swaziland.

For † reference, see Asia section on page 5

Accountability reporting scope and boundaries

The following Reporting Scope and Boundaries for social, economic and environmental performance, have been applied:

- SABMiller Europe: All sites acquired before 31 March 2003 are included.
- SABMiller Africa: Castle Brewing Kenya Limited is no longer included due to disinvestment during the year under review. Bottling operations in Zambia are included for the first time.
- SABMiller Asia: In India three operations are now reporting, ahead of the stipulated reporting timeframe criteria. In the case of China, CRB a principal associate has reported on some aspects of accountability.
- SABMiller Central America: Despite this division falling within SABMiller's external reporting exemption period for operations newly-acquired or built, these operations are taken into account.
- Miller Brewing Company: Although this operation was acquired during the year under review, Miller has reported fully across all aspects of the triple bottom line – for a full 12 months, except where indicated.
- Beer South Africa: All established operations are incorporated.
- Other Beverage Interests: Both ABI and Appletiser continue to report.


K-LION

Asia

Average number of employees[†‡]	35,387
Total volumes sold (hls 000s)[‡]	45,458
Turnover (US$ m)[‡]	1,209
EBITA (US$ m)[‡]	233
Total number of breweries	41
Total number of bottling plants	2

[†]Included are 28,082 Chinese employees, a wider definition than that used for disclosure purposes in the *Annual Report*, which only includes subsidiaries

SABMiller has operated in China since 1994 through China Resources Breweries (CRB), a joint venture agreement with China Resources Enterprise (CRE). SABMiller owns 49% and CRE owns 51% of CRB. SABMiller entered India in 2000. In May 2003, it announced a joint venture through its subsidiary Mysore Breweries with Shaw Wallace and Company Limited. Mysore will hold 50% of Shaw Wallace Breweries Limited and exercise management control. Shaw Wallace will hold the remaining 50%.

For ‡ reference, see Africa section on page 4


CASTLE
LAGER

Beer South Africa

Average number of employees	5,424
Total volumes sold (hls 000s)	24,428
Turnover (US$ m)	1,270
EBITA (US$ m)	338
Total number of breweries	7

Beer South Africa, the beer division of SABMiller plc in South Africa, has been operating since 1895. South African Breweries Hop Farms and Southern Associated Maltsters are fully-owned by the company and supply some of the essential raw materials for beer production.



Other Beverage Interests

Average number of employees	4,163
Total volumes sold (hls 000s)	12,489
Turnover (US$ m)	788
EBITA (US$ m)	120
Total number of bottling plants	10

OBI comprises Amalgamated Beverage Industries Limited (ABI), largest bottler and distributor of the Coca-Cola range of soft drink products in South Africa, Appletiser, producer and international distributor of non-alcoholic sparkling fruit juices and bottled water, and a 30% equity accounted interest in the leading South African distributor of wines and spirits, Distell.

Hotels and Gaming

In December 2002, SABMiller and its gaming joint venture partner Tsogo Investments, agreed to transfer their hotel and gaming interests into a new company, Tsogo Sun Holdings. SABMiller acquired 49% of the new company and Tsogo Investments 51%. The agreement, which is a landmark empowerment transaction in South Africa, was completed on 31 March 2003. As this deal was concluded at year-end, Southern Sun's accounting treatment remains consistent with previous reports.

Current (as at 9 June 2003) figures are shown regarding number of breweries and bottling plants. Total volumes sold, employee numbers, turnover and EBITA figures are taken from the full-year results as at 31 March 2003.

Refer to the SABMiller Annual Report 2003 for further information on:

- *Major products and brands (Pages four and five)*
- *Major divisions, operating companies, subsidiaries, and joint ventures (including nature of ownership) (Page 119 – 123)*
- *Total assets (Page 124)*

"Our Johannesburg-based Training Institute works like a corporate university. A few years ago, I completed an 18-month programme there. Now I am studying towards a MBA degree with support from the company."

Reginald Phoi, plant manager (beer), Kgalagadi Breweries (Pty) Ltd

As an international company, SABMiller has the size and global scope to offer unique opportunities to its people, to develop their careers, receive training, undertake placements at sites around the world and gain exposure to world-class practice.


THE POWER
OF
THE PRIDE

This is just one way in which the benefits of the global economy can be shared widely and fairly.




SOCIAL
IMPACT


ECONOMIC
IMPACT

Creating and sharing our success

A world in which one in five of our fellow citizens subsists on less than a dollar a day is neither just nor good for business. What's more, it is not sustainable, if the struggle to better their lot simply replicates the socially and environmentally damaging way the rich nations have become wealthy. That is why SABMiller is committed to a different vision for our business, growing in a sustainable and responsible manner.

Some say that globalisation – the increasing flows of goods, services, capital, people and information among nations – is the root cause of the economic inequalities we see today. They say poor countries are marginalised and exploited by companies like ours.

At SABMiller, we recognise the importance of this debate, but see it differently. We believe the way to reduce global poverty is to draw every country into the global economy, ensuring they have access to modern skills and technology, and the opportunity to receive investment and trade freely.

Investment brings benefits

As a group, we continue to invest in capital expenditure: US$445 million in the year under review. With this investment comes international standards for production processes, labour practices, employee training and environmental protection. The wealth it creates through jobs, purchasing of supplies and taxation paid stays overwhelmingly at local level, benefiting people and countries. Our latest estimates show that more than two million people depend on SABMiller for their livelihoods, while the tax we pay worldwide would be enough to secure clean water supplies for [illegible] million people.

However, globalisation won't benefit the poor just through the wealth successful companies such as ours creates. Also needed are effective governments and public institutions at national and international levels. We have a role to play in fostering this, by setting the highest standards for ethical conduct, and partnering with governments and NGOs to invest in community education and local health systems. Together, we can create and share success for people and communities.


ECONOMIC
IMPACT

Successfully integrating a new acquisition always poses its own challenges, but is something we have a history of doing well. Miller is our largest so far but – as we continue to

ntegrating best practice standards across the business

2002, the Miller acquisition was completed and the hard work began to integrate SAB and the Miller Brewing mpany into SABMiller, to form one of the world's largest brewers. Within weeks, the Integration Management Office as up and running at Miller headquarters in Milwaukee. Key managers from Miller and its new parent joined in a cross-functional teams. They set about identifying performance improvement opportunities through rigorous benchmarking and then implementing "best practice" processes.

late November, these teams began work on integration projects covering procurement, information technology, affairs, among others. They identified many initiatives which would deliver value from the integration, learned to blend the two cultures, to be open-minded to new thoughts and ideas, and to create good cross-functional communication.

Solid platform for growth

ach initiative was given a scope, a timeline, planned deliverables and assigned responsibilities. Some concepts didn't out and were discarded – all part of setting a solid platform for profitable growth. Many are already in place. Among them, Miller has:

- nstituted a "performance management" culture to make every employee accountable for individual performance clearly defined goals for success;
- ntroduced the group-wide approach to governance and accountability, providing quarterly reports on core dicators and a full annual return;
- Aligned financial reporting processes and implemented zero-based budgeting;
- Set up three new corporate functions: treasury, internal audit and government affairs; and
- Developed strategic roadmaps so all SABMiller entities move towards common information technology applications.

parallel, changes were made to the management team, with a new president and chief executive appointed. Cost reductions exceeding the original US$50 million have been identified. Rebuilding the Miller brands and reshaping the portfolio are well under way, to create a platform for growth within the promised three years.

March 2003, the Integration Management Office was dissolved and responsibility for monitoring progress ssigned to Miller's Operations Finance Department.

grow – it will not be the last. Our approach is to learn from each other – picking the best techniques, putting right what is wrong, and achieving a stronger combined company.

"Everyone focused on working closely together. We wanted a seamless transition, with minimum disruption to the core business. It was a tremendous test, but the Integration Team rose to the challenge."

Beth Partleton, director, programs management/facilities engineering, *Miller Brewing Company*


MILLER
BREWING
COMPANY

"The Sensible Drinking Project is just one way we are educating the public about the dangers of alcohol misuse – working with government and other partners."

Jacki Lange, community relations manager, Newlands Brewery – South Africa

The Sensible Drinking Project, a joint initiative between the City of Cape Town and the Western Cape Provincial Department of Health, uses targeted education campaigns in trauma units and support from community health workers to communicate "sensible drinking" messages.


HEALTH

unding for the pilot and the subsequent roll-out across the Province, was provided by the Industry Association for Responsible Alcohol Use – of which SABMiller was a founder and major sponsor – and directly by Beer South Africa.




SOCIAL
IMPACT

Encouraging responsible use of alcohol

Alcohol beverages, consumed responsibly, can make a positive contribution to the quality of life of those who choose to use them. A growing body of scientific evidence shows that responsible consumption by those not at risk is compatible with a balanced and healthy lifestyle. At the same time, we fully understand and accept that excessive or irresponsible consumption of alcohol can result in personal, social and health costs too, for individuals, their families and society as a whole.

The majority of people who consume alcohol beverages do so responsibly. SABMiller aims to ensure that this trend is encouraged. We believe that effectively combating abuse and misuse requires the way some people drink, to be addressed. That means tackling not just chronic patterns of abuse, but also the harm that may result from occasional over-consumption by those whose total use may not be excessive.

aking action

No single action is likely to reduce the problems the misuse of alcohol can cause. Enforcement of existing laws governing sale and consumption, education so individuals take personal responsibility for their drinking choices and self-regulatory controls are, we believe, the correct way forward. Further research on the most effective ways to combat abuse is also needed.

SABMiller recognises it has a responsibility to make consumers aware of the dangers arising from the misuse of alcohol, such as drinking and driving and under-age drinking. We ensure our marketing conforms with stringent codes and we fund consumer education campaigns. With others in our industry, we support research into more effective ways to curb excessive drinking.

Enforcing standards

The company's alcohol issues policy insists, as a prerequisite, that all SABMiller companies adhere to a responsible advertising, packaging and promotions code. This ensures, as a minimum, that those under the legal drinking age are not targeted, that irresponsible drinking is not encouraged and that people who choose to abstain are not portrayed in a negative light. Compliance with these minimum standards is regularly assessed and any infringements corrected and reported publicly.


ECONOMIC
IMPACT

HIV/AIDS is a human tragedy of unparalleled proportions. To say it is also damaging business is not to sound heartless but to emphasise our determination to act.

HIV/AIDS: Engaging the issue

In southern Africa today, one adult in five is living with HIV, according to UNAIDS. South Africa has 4.2 million infected people, one of the largest numbers of any country in the world, and one of the fastest-growing epidemics. Fearsome though these statistics are, worse is in prospect. Latest projections show dramatically increasing infection rates in countries not badly hit so far: by 2010 China will have 10 to 15 million HIV/AIDS cases, India 20 to 25 million and Russia five to eight million, to cite just three countries where SABMiller has growing operations (US State Department estimates).

The moral and commercial imperative to act is overwhelming. And we are not without hope that, if lessons can be learnt, the worst fears will not be realised. That is why we are sharing our experience from southern Africa throughout the group. Others must play their roles too, especially governments.

Prevention, then early assistance

In South Africa our approach is based on prevention where possible and then on early assistance. Training is given to peer educators, shop stewards and managers, to help change behaviour and underlying attitudes. During 2002, we introduced a treatment programme for employees and dependents not covered by contributory medical aid schemes. It includes wellness, lifestyle management and medication including anti-retroviral therapy. The service is delivered under contract by external providers, to guarantee both expertise and confidentiality. The challenge is to ensure infected employees seek early assistance.

In some countries, lack of expertise and healthcare providers remain an obstacle. But, to ensure continued progress, knowledge, attitude and practices (KAP) surveys are being conducted annually in South Africa and five other countries in the region, along with a programme of work to entrench awareness and action into the future.

In southern Africa, our comprehensive approach supports those in need with essential medicines, while promoting prevention for others and an overall change in underlying attitudes. Now we must share our experiences with partners around the world.

"The AIDS pandemic is the burning issue of southern Africa today. I believe there's still a window of opportunity, if companies like ours take a lead, working with partners committed to action."

Jenni Gillies, HIV/AIDS specialist, SABMiller in the southern African region



“Our outlook is simple. Farming practice must change to ensure a sustainable way forward, if we are to meet the needs of the growing human population.”

Gawie Kotze, research agriculturist, Southern Associated Maltsters

Demand on agricultural resources is increasing, while much farmland is already under stress. Southern Associated Maltsters, through its agricultural research division, is piloting new techniques on its barley farms.



Daniel Motsamai,
[illegible], Caledon Barley Farms





ENVIRONMENTAL IMPACT

These include precision farming and minimum tillage, among others, aimed at preserving and improving crop performance while protecting the integrity of the physical, biological and chemical properties of the land.

Sensitive to the use of natural resources

The ever-growing demands of human development are coming into conflict with the need to preserve and protect our earth's natural resources. In some countries, this is reaching crisis proportions. Finding ways to resolve the conflict is what sustainable development is all about.

As a responsible corporate citizen, SABMiller is working towards the goal of ensuring the resources we consume are sustainable. Our energies are increasingly focused on two resources – water and agricultural products.

Water

Potable water is becoming a scarce commodity in some areas. The United Nations Food and Agriculture Organisation estimates that one in five developing countries will face water shortages by 2030. While not at present a business or environmental constraint in our countries of operation, water conservation is of central importance in our long-term sustainability efforts.

We have already, and will continue, to reduce consumption in our production processes, in some cases dramatically, and will increasingly work with external partners to find common solutions.

Agriculture

Farm produce is another key ingredient in our beverage products – hops, barley, sugar, maize and sorghum crops are cultivated globally to ensure a reliable and high-quality supply. We operate few farms ourselves, so must work with and influence partners to adopt sustainable farming practices where practical.

Some estimates (such as the World Resources Institute) suggest that poor agricultural practices may already have contributed to the degradation of more than a third of the roughly 1.5 billion hectares in available cropland worldwide. We are experimenting with new techniques on our own barley farms in South Africa, with the aim of ensuring the regenerative and productive capacity of the land is not exceeded. For example, computer mapping now allows precise application of pesticides and fertilisers only in the quantities and locations strictly needed, so reducing leaching and lowering costs too. We are committed to share the lessons we learn with others in our supply chains.

Governance Structure and Management Systems



SABMiller plc Corporate Governance and Accountability Structure


SABMiller plc Board
Non-executive chairman
JM Kahn
2 executive directors
10 non-executive directors
Refer to Annual Report page 42 for further details
SABMiller EXCOM
Audit Committee
Nomination Commitee
Remuneration Committee
Corporate Accountability and Risk Assurance Committee
Chairman Lord Fellowes
2 executive directors
3 non-executive directors
Group Corporate Accountability Department
Managing Director Divisional Board
Accountability Working Committee
Business Units
Sub-Committees of the Accountability Working Committee

The last year has seen intense interest in corporate governance, fuelled by a few, high-profile corporate failures. The growing mistrust of the private sector has resulted in increasing legislation, regulation and heightened expectations for greater transparency and accountability. Some in business fear this just brings increased costs, bureaucracy and intrusive, non-value adding processes – all contrary to the goals of single, bottom-line profit.

Within SABMiller, we concentrate our efforts on maintaining a balance between the challenges of successful entrepreneurship, and remaining accountable to our stakeholders for managing the resources of the business. Our values-based management is, we believe, essential, not only to satisfy our own internal governance standards, but to demonstrate to external stakeholders that we are acting within both the letter and spirit of the law and meeting society's expectations. This discernable level of corporate governance is no longer optional if our investors, partners, employees and the communities in which we operate are to view us with credibility.

SABMiller's governance structure (see chart) reflects a broad and integrated approach. Shareholder and other stakeholder interests alike are managed, controlled and accounted for at Board level. This has placed governance in the role of lead agent not only in consolidating the various aspects of corporate accountability, social responsibility and sustainable development, but also in incorporating these agendas into mainstream business activities.

Corporate Accountability and Risk Assurance Committee

The scope and responsibility of our board committees are detailed in the Annual Report on pages 37 to 40. Direct responsibility for our economic, social and environmental performance is undertaken by the Corporate Accountability and Risk Assurance Committee (CARAC) under the chairmanship of non-executive director, Lord Fellowes.

From an internal perspective, the CARAC's main objective is to assist the Board in discharging its duties on corporate accountability and associated risk and opportunities related to the direction, assurance and reporting for the group. The committee also provides independent and objective oversight, and reviews accountability information presented by management. It specifically focuses on associated risk, taking account of reports by management and the audit committee to the Board on financial, business and strategic risk.

In addition, CARAC provides assurance to stakeholders about the overall corporate accountability policy and other relevant policies, operating performance and appropriate resources for management's implementation. It monitors and reviews changes in stakeholder expectations, external corporate governance codes and best practice guidelines. It assesses their relevance for SABMiller and our levels of



Pictured above from left to right:
Lord Fellowes, chairman, CARAC and non-executive director, SABMiller plc
P J Manser, chairman, Audit Committee, member, CARAC and non-executive director, SABMiller plc
M C Ramaphosa, member, CARAC and non-executive director, SABMiller plc
J M Kahn, member, CARAC and chairman, SABMiller plc
E A G Mackay, member, CARAC and chief executive, SABMiller plc
N J Adami, permanent invitee, CARAC and president and chief executive of Miller Brewing Company
M I Wyman, member, CARAC and chief financial officer, SABMiller plc
A M Ramsden, permanent invitee, CARAC and group corporate accountability manager, SABMiller plc
A O C Tonkinson, permanent invitee, CARAC and company secretary, SABMiller plc
S M Clark, permanent invitee, CARAC and director of corporate affairs, SABMiller plc

compliance – and ensures business decision-making is adjusted accordingly.

The CARAC assesses the performance of management against key performance indicators (KPIs), targets and benchmarks by receiving and considering reports from the SABMiller businesses, internal and external audit and other assurance providers. It reviews the group mission, values and guiding principles periodically, in addition to reviewing and reporting on the effectiveness of the accountability management information and monitoring systems and appoints external verification agents.

Group Corporate Accountability Department

The Group Corporate Accountability Department is tasked with implementing activities as directed by the CARAC, having in place several structures to support this work. At the highest management level, the Executive Committee provides for two-way communication and ratification of new policies and procedures. The corporate accountability working committee, comprising senior management from business units, is in place to ensure full representation and participation across the group. In 2002, six sub-committees of the working group were constituted, with co-opted management specialists in the areas of finance and economics, human resources, trade relations, communities, governments and the environment. In addition to technical input, these committees ensure that the accountability

Major changes in operations include:

SABMiller plc, in line with its business strategy, has been involved in a number of strategic operational changes over the financial year. These transformations have resulted in a number of acquisitions, disposals and divestments, including:

Mozambique
Cervejas de Moçambique took the controlling interest of the Laurentina brewery. The existing site was closed and the brands and equipment relocated to the Mac Mahon brewery in Maputo.

Tanzania/Kenya
SABMiller Africa and Asia and East African Breweries Limited concluded an asset exchange agreement in terms of which each acquired the other's subsidiary in addition to a 20% equity shareholding in Kenya Breweries Limited and Tanzania Breweries Limited respectively.

Poland
SABMiller's Polish subsidiary, Kompania Piwowarska S.A. (KP), acquired a 98.8% equity interest in Browar Dojlidy Sp. Dojlidy will become KP's third brewery in Poland, joining its other breweries in Poznan and Tychy.

South Africa – Beer South Africa
Conditional approval was given to Coleus Packaging (Pty) Limited, a wholly-owned subsidiary of South African Breweries Limited, by the South African Competition Tribunal to acquire Rheem Crown Plant, a bottle crown manufacturer.

Central America
Across the region, back office operations were merged, resulting in significant headcount reduction.

North America
Miller Brewing Company announced plans to close its Tumwater Brewery, in Washington State. The planned closure, effective from 1 July 2003, will improve MBCo's overall operating costs and brewing efficiency across the company.

Romania
A reorganisation of SABMiller Europe's Romanian operations resulted in the beer production and packaging at Pitesti brewery ceasing at the end of May 2002. The malting plants and sales office, however, still remain functional.

South Africa – Southern Sun
SABMiller entered into South Africa's largest empowerment transaction, in terms of which, SABMiller will contribute 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (TSH), in exchange for cash and ordinary shares representing 49% of TSH and US$44 million of TSH redeemable preference shares.

South Africa – Appletiser
The trademarks "Just Juice", and "Valpre", were disposed to The Coca-Cola Company for US$13 million in cash. The brands will continue to be manufactured in South Africa by Appletiser South Africa (Pty) Limited.

"SAB provides an excellent overview of its governance and accountability processes. Nineteen of the Top 50 scored 3, and one scored a full 4 – South African Breweries."

Trust Us – The Global Reporters 2002 Survey of Corporate Sustainability Reporting: Comment on South African Breweries 2001 Corporate Citizenship Review.

TRUST US – The Global Reporters 2002 Survey of Corporate Sustainability Reporting



SABMiller plc is among the "Top 50" sustainability reporters worldwide, according to the second Global Reporters survey undertaken by the United Nations Environment Programme in collaboration with SustainAbility. This benchmarks best practice in sustainability reporting, with input from an independent selection panel.

Evaluation of our 2001 Corporate Citizenship Review placed us:

- Overall in 9th place worldwide, achieving a score of 95 (48%) out of a possible 196 points;
- As the top scoring company in the food and beverage sector; and
- Second place in economic performance reporting.

A subsequent evaluation of the 2002 Corporate Accountability Report showed an improvement to 105 or 53.57% in total.

These two reviews included an assessment of the reports' overall effectiveness in portraying the company as serious and credible in its approach to sustainability and in engaging its stakeholders in assessing and improving its sustainability performance. SABMiller's "excellent coverage of three key issues – values and principles, governance and accountability, and economic impact on the community" was recognised. This exercise also yielded suggestions for improvement and examples of best practice: where possible, these are reflected in this year's Corporate Accountability Report.

agenda is aligned with the major strategic functions of the business.

At operating level, country managing directors are responsible for ensuring adherence to the group's values and guiding principles. They are supported in some cases by divisional-level committees, which deliberate on accountability issues of concern. Performance within the operating companies is monitored and assessed every quarter, through an internal reporting process based on a selection of core KPIs. Every six months the results are presented for consideration to the SABMiller plc Board.

At the end of the year, a comprehensive questionnaire, covering selected accountability issues with more than 250 indicators, forms the basis of annual reporting. Local managing directors personally sign off for its accuracy and completeness. In addition, each managing director and financial director provides an annual 'letter of internal representation' certifying their operation's compliance with SABMiller's systems of control. These include environmental protection, ethics, local labour laws, a range of notifiable occurrences and progress towards achieving the full corporate accountability framework of mission, values and guiding principles.

Assurance

Our systems of performance monitoring, assessment and reporting undergo an assurance process, to ensure the results are material, complete and responsive to the needs of our stakeholders. Our approach to assurance operates at three levels:

- Internal audit checks on internal systems of control and reporting;
- External audit of our financial statements by PricewaterhouseCoopers LLP, whose scope of work and responsibility is set out in the Annual Report page 59; and
- The external assurance and commentary provided by The Corporate Citizenship Company, as set out on page 52 of this report.

We have sought to follow the recommended approach of the new assurance standard AA1000 and will make this more explicit in future reports.

Accountability process

Over the past year, the corporate accountability sub-committees have continued to evaluate, revise and improve the SABMiller accountability reporting framework – taking into account the internal and external relevance of our guiding principles, key issues of concern, performance indicators, targets and industry benchmarks. This work achieves commitments made last year, except in respect of minor aspects on trade relations that are planned for ratification by the CARAC in September 2003.



Far left
SABMiller has published Corporate Accountability Reports since 1998.

Left
China Resources (Shenyang) Snowflake Brewery Co Ltd, Shenyang.

Other activity undertaken in the year under review included:

- Further research on human rights;
- A study of jobs multipliers in our value chain;
- A review of options for improved on-line stakeholder communications;
- Strengthening socially responsible investor relations with significant fund managers;
- Completion of the group environmental management manual, its roll out plan, and internal audit protocol;
- Conducting an SABMiller site biodiversity review, in accordance with Department for Environment, Food and Rural Affairs Business and Biodiversity Guidelines; and
- Participation in the SAB and Miller Brewing Company governance integration team.

We remain committed to adhering to external voluntary codes and standards and, where appropriate, participating in their development and application. These include the Universal Declaration of Human Rights, Organisation for Economic Co-operation and Development's Guidelines for Multinational Enterprises, Commonwealth Business Council Corporate Governance Principles, the Global Reporting Initiative (GRI) and AccountAbility's AA1000. During the year we acted as a consultee for the GRI draft HIV/AIDS reporting protocol and participated in the control group of listed companies for the proposed FTSE/JSE SRI Index. In addition, we have retained our membership of Business for Social Responsibility in the United States, AccountAbility in the United Kingdom and of the International Business Leaders' Forum.

Reporting boundaries

Data collection, accounting, auditing and reporting remain the foundation stones of corporate accountability. For the purpose of internal reporting, all businesses where SABMiller has significant management influence or management control are incorporated in the quarterly accountability core KPI monitoring. This is a broader definition than that used in the Annual Report, where associate companies, such as China Resources Breweries, are not consolidated, but equity accounted.

Accountability external reporting maintains this broader scope, but there is a two-year exemption for operations newly-acquired or built. Our operations in Central and North America are covered in this report – ahead of the stipulated exemption period.

This year, the accountability process has included an in-depth exploratory visit to the Hop Farms and Maltsters in the George and Caledon Regions of South Africa – to gain further knowledge of the impacts of our farming operations in this country. A case study is included here, together with data reported for the first time on the sugar farms in Central America.

Stakeholder engagement

For the group-wide framework, we have identified our stakeholders as: investors, business partners, employees, customers, consumers, suppliers, communities and governments; in addition we regard future generations as a stakeholder concerning the environment and our commitment to sustainable development. The overwhelming majority of stakeholder engagement is undertaken within the operating companies. In this group report we provide examples of that local activity in the sections addressing the relevant issues raised. At group level, engagement is mainly with investors and certain international organisations. This is reported fully in the appropriate sections below.

Guiding principle

Corporate Governance

1.1 SABMiller is committed to an open governance process, which protects the sustainable value and reputation of the company by managing the business effectively and in compliance with legal requirements and best practice in governance.

For details on SABMiller's Corporate Governance, Internal Controls and Risk Management, Directors' Report and Remuneration Policies, refer to the accompanying Annual Report 2003, pages 34 to 57.

Economic Review





Customers in Shenyang, China.

Impacts at a glance

- Cash value added nearly doubled
- Total shareholder return of negative 0.6% since the primary listing on the LSE in 1999 as at the time of our preliminary results announcement
- Employee's share of value added up, second biggest stakeholder after governments
- US$445 million capital expenditure
- Spend with commercial equity and minority business suppliers up

Guiding principles

Shareholders

1.0 SABMiller is committed to increasing long-term shareholder value, exceeding that achieved on comparable investments.

1.2 *Return on investment* SABMiller seeks to maximise total shareholder return ("TSR").

1.3 *Communication with investors, lenders and analysts* SABMiller values the support of all its providers of capital and seeks to communicate with them regularly and openly, providing reliable and timely information about the company.

Partners

2.0 Guided by its values, SABMiller seeks to build long-term relationships with its business partners to achieve mutual sustainable success.

2.1 *Franchisors and partners* SABMiller seeks to do business with those joint venture partners and franchisors that share its company values.

Other providers of capital

3.0 SABMiller will meet its obligations towards other providers of capital.

The year has seen major growth and change in the SABMiller group of companies. With the inclusion of Miller Brewing Company, we now have a brewing presence in over 40 countries and directly employ 42,302 people, with many thousands more in associate companies – 28,082 in China alone. The economic impact of the business is powerful, extending into the "value chain" of our suppliers, contractors, distributors and retailers around the world. Based on our jobs multiplier estimates, over two million people are dependent on the business for their livelihoods.

Such widespread commercial activity creates wealth which benefits all our stakeholders – governments, for example, gained US$1.6 billion last year in direct company taxes alone. And with the freedom we enjoy to trade around the world and repatriate profits comes a duty to act responsibly in the decisions we make. Our economic guiding principles enjoin us to form business partnerships based on shared values, to provide customers and consumers with consistently high quality products, and to work with a diverse range of suppliers for long-term mutual benefit.

Cash value added

SABMiller's mission focuses on the group's primary purpose, namely achieving "sustained commercial success" and "sharing fairly among all stakeholders the wealth and opportunities generated". One way to assess our performance in meeting this goal is to measure the value we create and the way that value is distributed. We have pioneered the use of cash value added (CVA) statements in social reporting, as we believe it provides an easily understandable snapshot of how much wealth the business has created and who benefits.

Value is created by taking bought-in resources such as raw materials and other supplies, and transforming them through the skills of our people and the technology inherent in our equipment and processes into products and services that customers want to purchase. Only if we are successful at creating value can stakeholders benefit from the business. This year, the growth of the business – especially from the addition of Miller – has resulted in a near doubling (up 84%) in cash value added.

As the CVA chart and table show, like last year, governments are the largest single beneficiaries, taking a 40% share of cash value added measured as direct corporation tax. Employees receive a quarter, including payments made to governments in employment taxes and social security benefits. One fifth is retained in the business to help finance growth from which stakeholders will benefit in future.

Distribution of cash value added



- Remunerate employees for their services (3) (2002: 19.3%)
- Pay direct and excise taxes to state treasuries (4) (2002: 40.5%)
- Provide lenders with a return on borrowings (2002: 5.3%)
- Provide shareholders with cash dividends (5) (2002: 12.7%)
- Corporate social investment (6) (1.7% of pre-tax profit) (2002: 0.3%)
- Cash retained in the business to fund future growth (7) (2002: 21.9%)

Group Cash Value Added
for the year ended 31 March 2003

	2003 US$m	2002 US$m	% Change
Net cash generated			
Customers, consumers and investment income			
Cash received by SABMiller for the supply of its products and services	**8,100**	3,691	119.5
Cash returns on investments [1]	**68**	50	36.0
Suppliers			
Cash payments outside the group for materials, facilities and services purchased	**(4,278)**	(1,622)	163.7
Group cash value added [2]	**3,890**	2,119	83.6
Distribution of cash value added			
Remunerate employees for their services [3]	**960**	408	135.3
Pay direct and excise taxes to state treasuries [4]	**1,567**	858	82.6
Provide lenders with a return on borrowings	**170**	112	51.8
Provide shareholders with cash dividends [5]	**340**	270	25.9
Corporate social investment [6] (1.7% of pre-tax profit) (2002: 1.2%)	**13**	7	85.7
Cash retained in the business to fund future growth [7]	**840**	464	81.0
	3,890	2,119	83.6

SABMiller maintains an equitable and balanced distribution of value added among all the stakeholders in the business.

Notes:
(1) Dividend income and interest received.
(2) The physical cash that SABMiller received during the year from its operations.
(3) Employee salaries and benefits, including amounts paid to government institutions (employee taxes, levies and unemployment funds) on behalf of employees. This also includes the company contributions.
(4) This includes company tax, secondary tax on companies (payable as a result of declaring dividends) and excise duties.
(5) Shareholders receive dividends and capital growth in return for the funding provided. Only dividends will lead to an outflow from the company. Capital growth is realised on the various stock markets.
(6) Voluntary investment of funds in the broader community, where the target beneficiaries are external to the company. This excludes legal and commercial activities or where the purpose is exclusively commercial with no significant public or social good, such as pure marketing, employee benefits or public relations activities.
(7) Cash retained to fund future acquisitions and/or asset purchases used to enhance the earning potential of the company.

Economic Review
continued



Anna Miller Salzman, head of investor relations receiving the Grand Prix Investor Relations Best Practice Website FTSE100 Company Award.

Shareholders by type
(number)



- Individuals (86%)
- Pensions and provident funds (1%)
- Banks, nominees, insurance and finance companies (7%)
- Trust funds and investment companies (1%)
- Other corporate entities (5%)

Ordinary shareholding analysis

	Number of shareholders	Percentage of share capital
Portfolio size		
1 – 1,000	15,516	0.48
1,001 – 10,000	5,694	1.7
10,001 – 100,000	1,259	4.48
100,001 and over	718	93.34
	23,187	**100**
Category		
Individuals	19,962	4
Pension and provident funds	212	6.23
Banks, nominees, insurance and finance companies	1,597	41.66
Trust funds and investment companies	249	1.52
Other corporate entities	1,167	46.59
	23,187	**100**

Holdings extracted from the register of ordinary shareholders at 31 March 2003.
Details of individual holdings exceeding 3% are given in note 35 of the Annual Report.

Socially responsible investment


02
Member of
Dow Jones
Sustainability
Indexes

SABMiller continues to be rated by Dow Jones as being among the top 10% in terms of sustainable investment practices. The Dow Jones Sustainability Index seeks to provide a benchmark for financial products in the belief that sustainability-driven companies create long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products, while at the same time avoiding or reducing sustainability costs and risks.

SABMiller also continues to be included in the FTSE4Good Index series for socially responsible investment.

Investors

When investors provide the capital that finances our business, they expect a competitive return. The best measure of the value that we return to our owners is total shareholder's return (TSR) – the combination of share price appreciation and dividends paid over the medium to long-term. Since SABMiller moved its primary listing to the London Stock Exchange in March 1999, the FTSE 100 has produced a Total Shareholder Return (TSR) of negative 29%, while the group has produced a TSR of negative 0.6% as at the time of our preliminary results announcement.

Throughout the year the investor relations department ran an active programme of communication with current and potential shareholders, large and small. Activities since our last report included a seminar for fund managers and analysts in London on the group's European businesses in August 2002 and holding more than a hundred one-on-one meetings with shareholders, prospective shareholders and analysts in the UK, USA and South Africa. During May 2002, SABMiller plc introduced a new internal communications facility – SABMiller Direct Radio – where company news is communicated via the telephone in the format of a recorded radio show.

The effort to be open and accessible was recognised by the Investor Relations Society naming SABMiller as having the best website of any FTSE100 company, winning a Grand Prix at the annual awards ceremony in April 2003. The South African *Investor Relations Magazine* also gave us its "best IR team" award in 2002. Since SAB plc's London listing in March 1999, the shareholder base has diversified from more than 80% held in South Africa to less than 40%, with the majority of shares now held in the USA and UK. Over the same time, the company's FTSE100 ranking has risen from 80 to 42 as at April 2003.

Business partners

The international beverage industry is characterised by strategic alliances, with brands produced under licence and distribution channels shared. As a company our

Shareholders by type
(percentage of share capital held)



- Individuals (4%)
- Pension and provident funds (6%)
- Banks, nominees, insurance and finance companies (42%)
- Trust funds and investment companies (2%)
- Other corporate entities (46%)



Julie Vivier, group social officer, listening to SABMiller plc's Direct Radio.

growth strategy has also encompassed the forming of joint ventures. Among our principal product partners are:

- The Coca-Cola Company in southern Africa and Central America;
- Heineken for the purpose of brewing Amstel under licence; and
- InterContinental Hotels Group (Holiday Inn and InterContinental) and Accor (Formule 1) through Southern Sun Hotels in South Africa.

A listing of our equity partnerships is provided in the Annual Report from page 122, showing principal subsidiaries and associates.

The annual accountability review asks SABMiller companies to report any disputes arising from working with such partners, including in the areas of shared values and business principles. None was reported during the year.

Customers

Staying responsive to consumers' changing needs and desires is central to competitive success. Our products face competition from rival brands and from other types of leisure activity: if we fail to offer customers and consumers the best price, quality and service, the business will suffer and with it the wealth we create for all stakeholders. This is why the annual accountability review assesses a broad range of customer and consumer issues, in keeping with our guiding principles.

Innovating and improving

All our operations keep under continuous review the changing desires of their consumers, with a view to developing new products in accordance with a group-wide approach. The SABMiller New Product Development process is a joint initiative of technical and marketing departments that formally assesses three elements: the needs of consumers, the competitive conditions in the local marketplace and the capability of the operation to deliver the desired product. During the year under review, the majority of operations either introduced wholly new products or made other innovative changes, including packaging and labelling redesigns.

In addition, many group companies have formal systems to encourage creativity and continuous improvement among their employees. In **Poland**, for example, a reward and recognition system has an annual budget equivalent to US$75 per employee, with teams making recommendations on who should be recognised and rewarded. During the year more than 30 improvements were made following staff suggestions, with the Packaging Team notable with ideas for water treatment and the Electronics and Electrical Team recognised for software/hardware improvements.

Ensuring product quality and safety

SABMiller has a rigorous, group-wide approach to quality control and product safety. On most sites this is based around external standard systems, such as International Standards Organisation (ISO), National Occupational Safety Association (NOSA), Hazard Analysis Critical Control Point (HACCP) or, for soft drinks

Guiding principles

Customers/Consumers

4.0 SABMiller provides brands and services of consistently high quality and value.

4.1 *Value, price and quality* SABMiller provides brands and services of consistent high quality and value, to meet the needs and standards of its consumers and industry customers worldwide.

4.2 *Product safety* SABMiller is committed to providing products which are safe for their intended use.

4.3 *Advertising and promotions* SABMiller advertises and promotes its products in an honest and ethical manner, which respects the values of its consumers' societies.

4.4 *Innovation* SABMiller aims for continuous improvement at all levels in the group by encouraging employees to be creative, innovative and open to new ideas.

Julian Calendar Codes.


Lesotho Brewing Company – Marotholi Beverages – Product Codes
Shelf life date "Best Before"
Year i.e. 2003
Plant code
30 JUN 03 TA
01 13:13
Packaging line number
Time packaged

operations, The Coca-Cola Company's own standards. The only exceptions are operations in four countries, including China, and Southern Sun's gaming division, which all use proprietary company processes and policies.

To ensure quality can be monitored and tracked, our operations use a variety of systems for product labelling. Typically these are the Julian Calendar Codes which include both brewing data, such as brewery name, production line, manufacturing date and time, and also the expiry or "best before" date. This assists retailers and publicans to manage stock and helps trace the origin in the event of quality enquiries.

Listening to consumers

Virtually all our beverage products reach the end consumers through bars, restaurants and retailers, and an intermediary network of distributors and wholesalers. All SABMiller operations, therefore, have formal systems to respond promptly and positively to any comments both from our customers and from final consumers. The majority of such contact relates not to complaints but a wide range of comments. Taken together with ongoing market research, they help us to meet consumers' expectations.

In **Miller Brewing Company**, consumer contacts are mainly received via a toll-free 1-800 number and assigned to one of five categories: complaints, enquiries, nutritional questions, praise and miscellaneous. Some 115,000 contacts are received from consumers annually, of which, approximately 10% are complaint-related. Miller receives a total of 0.9 product and package complaints per million 12 ounce packages shipped. This equates to approximately 30 complaints per 100,000 barrels. Miller set a complaint reduction goal of 5% for 2002 and achieved a 6% reduction compared to the baseline set in September 2001.

Beer South Africa operates a toll-free customer care line where customers and consumers are able to register complaints, record compliments and request information on products, services or promotions. The 0800 number is displayed on all bottles and cans, and the aim is to ensure all comments are addressed within 24 hours. In addition to such direct contact, an in-depth quarterly customer service survey is conducted by an external agency, as part of the ongoing customer service enhancement programme. Attitudes of end consumers are regularly assessed through a quarterly marketing impact monitor. Other research is undertaken annually, such as the views of young adults on emerging cultural trends, social attitudes and the changing roles of women.

ABI is currently refining its customer complaints recording system. During the year under review, it achieved a 1% improvement in its quality rating.

Responsible advertising

As a consumer product business, SABMiller companies invest considerable resources each year in advertising, marketing and other forms of product promotion. The exception is the soft drink bottling operations, where The Coca-Cola Company is responsible for consumer marketing. As part of the annual corporate accountability process, all SABMiller companies are required to report any breaches of advertising codes and any other instances of complaints about advertising. During the year, no breaches of codes were reported and only two complaints.

Appletiser

Two complaints were made about an advert ("Bubbles") on grounds of offence and irresponsible broadcast during "Family Time". The complaints were unfounded and no changes were made to Appletiser's marketing strategy.


Group creditor days – 2002/2003
Number of operations
14
12
10
8
6
4
2
0
2002
2003
0 to 9
10 to 19
20 to 29
30 to 39
40 to 49
50 to 59
60 to 69
70 to 79
80 to 89
90 +
Days


Supplies sourced in-country – 2002/2003
percent
100
80
60
40
20
0
Africa
Asia
Europe
Miller Brewing Company
Central America
Other Beverages
Hotels & Gaming
Beer SA

Miller

One advert for Miller Lite ("Cat Fight") caused controversy in the media and a number of direct complaints, including an enquiry from the US Department of Justice's Bureau of Alcohol, Tobacco, Firearms and Explosives. Miller believes the advert is fully in accordance with agreed standards and codes and has not withdrawn its broadcast.

Suppliers

SABMiller companies spent US$4,274 million during the year on bought-in goods and services from suppliers, nearly three times higher than the previous year due to the inclusion of Miller. This volume of purchasing has a very significant economic impact in the communities and countries where we trade. The challenge, that we and international companies like us face, is how to maximise the benefits of this while at the same time meeting commercial goals: our procurement managers are focused on securing cost-effective sourcing that guarantees the consistent quality consumers expect from our products.

For SABMiller, our approach is first to maintain correct relationships with suppliers by meeting our legal and contractual obligations to them. Each SABMiller company agrees fair payment terms and strives to meet them. During the year, the majority were again paid within 20 to 39 days of submitting their invoices (see graph above). Group-wide performance was 46.2 creditor days, compared to 55 last year, measured as the ratio of average trade creditors during the year, compared to the total amounts invoiced.

Measuring local impact

The trend in sourcing among global companies is to consolidate procurement of key supplies, so as to secure consistently high quality and lower costs. In SABMiller, we have set up a Global Sourcing Council to co-ordinate the purchase of key brewing and packaging raw materials. For successful suppliers, this opens the possibility of large secure contracts, allowing them to invest for the long-term. Our guiding principles commit us to foster such long-term mutually beneficial relationships.

Where successful suppliers are located in emerging markets, this can help their countries develop and benefit from the global economy. Equally, the process of consolidation can affect smaller, less efficient suppliers. So our accountability review now tracks changes in the volume of purchasing within country, together with the value of exports we make. The pattern of supplies that are sourced in local economies, expressed as a percentage of total purchases, varies around the world. On average, 88 percent by value is purchased locally. As the graph above shows, the average for most regions exceeds three quarters, with Africa other than South Africa and Central America the exceptions.

Guiding principles

Suppliers

5.0 SABMiller engages its suppliers to achieve long-term mutually beneficial relationships.

5.1 *Supplies and services* SABMiller always endeavours to meet its legal and contractual obligations to suppliers, including the timely settlement of accounts. We seek to work together to achieve consistently high standards in materials and services supplied.

5.2 *Supplier diversity* SABMiller encourages diversity within all the group's commercial associations, particularly the involvement of disadvantaged people, minorities and local businesses around the world.

Communities

7.1 *Local economic impact* SABMiller companies seek to have a positive impact on local economies, through profitable and sustainable commerce.

Economic Review
continued



Tanzania Breweries – new brewhouse.

In seeking to have a positive impact on local economies, the most apparent benefit are the jobs we ourselves create in our own operations and the purchasing power of the wages paid. In fact, a much bigger impact is achieved through our "value chain". This encompasses our suppliers and the jobs they create, together with all those involved in forward linkages as our products go to market: distributors, wholesalers, retailers, bars, restaurants and hotels. Both elements of the value chain are outside our direct control and accurate assessment of the impact is difficult to project.

As part of the accountability review, each SABMiller operation is asked to assess its forward and backward linkages. The results vary considerably depending on the structure of the local economy. In previous years' reports, we have cited estimates used by **Compañia Cervecera de Canarias** from the Spanish Brewers Association that each direct employee supports approximately 20 indirect jobs. Our Polish company, **Kompania Piwowarska**, used national economic data to arrive at a similar ratio. Last year we reported in detail on **Tanzania Breweries'** major supply contractors and forward linkages in distribution companies, wholesalers, the off-trade and on-trade outlets. Taking a conservative approach by excluding bars and hotels, the estimated ratio was 19 jobs for each of the company's direct employees.

This year we have undertaken a baseline study of the differing techniques used to measure local impacts and examples from our own and other industry sectors, correlating the results with World Bank data. The aim has been to understand better how SABMiller companies fit into their own economies and gain an insight into our overall economic impact. We examined the number of jobs sustained by **Miller Brewing Company**, using industry data compiled by the Beer Institute, the trade association of the American malt beverage industry of which Miller is a member. This calculates the employment multiplier of the forward and backward linkages and is, we believe, the most authoritative assessment currently available in our industry sector.

As the table shows, it is estimated that for each of Miller's 6,079 direct employees, another 27 jobs are sustained in the wider economy (in other words, that our activities have an employment multiplier of 28). These jobs are sustained in the farms that grow our hops, for example, the agencies that produce our advertisements, and the bars that sell our beer. (The full Beer Institute study also includes induced impact, that is the purchasing power effect that the wages from those jobs in turn have throughout the whole economy. Adopting a conservative approach, we have not included those in our analysis.)

Miller Brewing Company's employment impact

Direct employees	**6,079**
Backward impact: estimated jobs supported in the supply chain	
In agriculture	4,763
In business and services	15,219
In finance	3,876
In manufacturing	9,612
In transport and communication	3,690
In other industries	10,713
Total	**47,873**
Forward impact: estimated jobs supported in retail and distribution	
In wholesaling	13,803
In retail	102,728
Total	**116,531**
Total estimated jobs in forward and backward linkages	170,483



Far left
Barley farming in South Africa.

Left
Southern Sun's gaming operations.

Beer Institute analysis conducted by John Dunham & Associates, based on tools sourced from the US Department of Commerce, Bureau of Economic Analysis.

We also studied the soft drinks sector, a growing part of our business. The Coca-Cola Company has published some of the best impact analyses of any industry sector, including one covering the whole Coca-Cola system in South Africa. This estimates that each job in the bottling sector sustains a further 11 in forward and backward linkages. If this is applied to our **ABI** business, its activities could be regarded as sustaining more than 42,000 jobs.

Despite our growing understanding of local economic impact, it remains difficult to calculate an exact employment multiplier that could be applied to the whole of our business. Local economies differ greatly as does the nature of our businesses. It is fair to say, however, that employment multipliers of businesses that use agricultural and other labour intensive supplies tend to be larger in less developed countries. Given this, applying the multiplier of 28 from the USA to all our world-wide operations would be a conservative approach. Even on this basis, it would still indicate that our operations sustain around two-million jobs in total, the majority in countries where average incomes are less than $4 a day.

Supporting diversity in procurement

In keeping with our guiding principles, we are also committed to increasing diversity among suppliers and to find ways of enhancing the local economic impact.

Many SABMiller companies around the world seek to offer practical help and support to new entrepreneurs wishing to set up their own businesses. For some, notably in South Africa and the United States, this effort to develop an entrepreneurial culture has special focus on "commercial equity" – using the purchasing power of the supply chain to foster economic empowerment among sections of the community that have been traditionally disadvantaged and encountered discrimination.

In the United States, **Miller's** spending with minority business enterprises (MBEs) during the 2002 calendar year totalled a record US$118 million. Miller is a corporate member of the National Minority Supplier Development Council (NMSDC), the premier organisation for minority business relationships. Individual breweries belong to the local NMSDC chapters and participate in trade shows to network with MBEs. Miller also provides sponsorships to minority executive training programmes. This effort was recognised in 2002 when the company received a Governor's Award for its contributions to Wisconsin's minority businesses.

Second tier expenditures, where MBEs sell to Miller's first tier non-minority suppliers, comprised 23% of the reported total. These second tier initiatives help to foster relationships in areas of the supply chain that has had little minority involvement. Looking forward, Miller is seeking to increase the proportion of total purchasing from MBEs, with a benchmark of 6% as the goal.

In South Africa, **ABI** spent some US$1.74 million on bought in goods and services last year: 81% was placed with commercial equity suppliers.

Beer South Africa spends more than US$68 million a year and has 5,000 commercial equity companies registered on its vendor listing. During the year, a new accreditation process was put in place, part of a detailed action to achieve a new set of commercial equity targets that will be compliant with South African government standards. A complete audit of the supplier data base is underway to update all records. Among individual initiatives is the Taung barley farm project, a commercial equity partnership with subsistence farmers in the Northern Cape. Beer South Africa, through its subsidiary Southern Associated Maltsters, is working to guarantee barley purchases and provide technical and other assistance to meet required quality standards. In 2002, the number of farmers involved in the scheme doubled to 193, and nearly 10,000 tonnes of barley was purchased.

In another project, Beer South Africa has purchased South Africa's main crown cork manufacturer, Rheem, with the stated intention of selling (at cost) between 40 and 100% to an empowerment company within two

Economic Review
continued

Southern Sun Gaming – Commercial Equity for development projects during F03

Projects developed during F03				
F03	Procurement		Job opportunities created	
Development Project	Targeted % of purchases/contracts to be awarded to equity companies	Actual % of purchases/contracts awarded to equity companies	Targeted number of job opportunities to be created	Actual number of job opportunities created
The Ridge Casino and Entertainment Resort	35	39	1,549	1,563
Emnotweni Sun	35	39	408	1,018
Suncoast Casino complex	35	51	8,776	17,210

years. Before then, the business has to be made commercially sustainable, by driving up quality standards and training key staff. Without this intervention, it is likely that the company, a major player in the industry, would have failed, reducing SABMiller's supplier diversity and damaging the economy.

Southern Sun Hotels assesses all major suppliers for commercial equity potential. During the year, their questionnaire process was amended to include other information such as ethics, health and safety and environmental policies. Southern Sun Hotels achieved 45.6% commercial equity spend on operational items, against their target of 46%. On capital expenditure, spend was 30.4% against a target of 32%.

Southern Sun Gaming has concentrated on the measurement of procurement and job opportunities created during the development phase of each casino complex. A sophisticated commercial equity measurement process is in place, with detailed statistics updated every month. In all three casino complexes good progress continues to be made with all targets being exceeded without exception.

Working in partnership

Around the world, SABMiller is working with its suppliers in mutually beneficial partnerships. From our perspective, this helps to reduce costs, increase quality and guarantee reliable supplies. It also allows suppliers the stability to plan and grow.

For example, in **Botswana** we have established a central procurement department to build better relations and a fair allocation of contracts, with preference given to local suppliers. In **Ghana**, all maize grit requirements are now met locally. In **Tanzania**, a long-term partnership with barley farmers has transformed the development prospects of several impoverished communities (see case study).

In **South Africa**, Beer South Africa has outsourced distribution to independent companies. Although it has no direct representation on distributors' boards, a full audit is conducted covering financial controls, asset management, employment practices and risk management issues. These audits form part of the contract and are used in awards and recognition of distributors.

The company also supports an owner driver scheme. In the first phase, lasting one to two years, Beer South Africa retains ownership of the truck and rents it to the owner driver. Thereafter, a ten-year cartage agreement is entered into, and the driver acquires a truck and performs secondary distribution on behalf of Beer South Africa. The Company pays for a return on investment on the asset. Typically, the driver employs four crew members and registers the business as a closed corporation.

Future commitments and targets

The good progress we feel we are making in living out our values and guiding principles as they relate to economic impacts will continue. For example, in the current year we expect to increase again the amount of business we conduct with commercial equity partners in South Africa and minority business enterprises. Through the accountability review process, we will be exploring with our other operations how their purchasing power can benefit local economies while still meeting our commercial goals. Looking further ahead, we intend to discuss with stakeholders how best to extend our joint partnership working with major suppliers to include a range of social, ethical and environmental issues too. In the current year, we will be conducting research and testing the feasibility through a limited pilot study.


MILLER BREWING COMPANY

Miller Brewing Company, Milwaukee plant.

Engaging our stakeholders

Our day-to-day interaction with stakeholders takes place in the business around issues concerning economic impacts, positive and negative. These include:

- Customers and consumers – regular and detailed attitude surveys,
- Governments – economic development plans and regulatory policies, and
- Major business partners – on performance and growth plans.

At the corporate level, stakeholder engagement is both with investors, through our open governance arrangements, and with a range of international organisations. On economic issues, these include the Confederation of British Industry (CBI) trade relations committee, the International Business Leaders Forum and Business for Social Responsibility.

As we strive to be a good corporate citizen, we value feedback from all sources and will try to act upon it. Please let us have your comments to: alison.ramsden@sabmiller.com

Case study: Barley supply helps farmers prosper

Few Slahhamo villagers in Tanzania's Arusha region thought they would benefit when barley farming was introduced 20 years ago. Today Tanzania Breweries remains the sole barley purchaser in the region, but the villages are prospering. "Villagers have changed their standards of living at a speedy pace", says Wenceslaus Mayo, village head. "We have built three primary schools and a secondary school is in process", he adds. Each community member contributes the equivalent of US$35 from their barley earnings to local social development projects.

Tanzania Breweries provides interest-free loans for fertilisers, insecticides and seeds, and offers technical assistance. It has also supported the farmers in creating a co-operative to develop their production. The company's Community First Trust Fund also supports community development projects, originally in the region and now serving the whole country.

Product Awards


TYSKIE

Our Polish lager brand, Tyskie Gronie, won the coveted Champions Award in the 2002 Brewing Industry Awards. Judged by a panel of professional brewers from around the world, this flagship industry event is held every two years in Burton upon Trent, England. Competition was intense, with Tyskie Gronie winning against 130 entries from 30 countries. Another SABMiller brand, Castle, won the same award two years ago. Tyskie Gronie has been brewed in the Polish town of Tychy since 1629 and is produced by Kompania Piwowarska, owned by SABMiller since 1996. Our total brewing volume in Poland is 8.36 million hectolitres, equivalent to a 31,8% market share.

In June, The World Beer Cup® 2002, presented by the Association of Brewers, recognised Miller Brewing Company's fine quality products by awarding the company more trophies than any other brewer. The six gold, three silver and one bronze medal were presented to Miller at the global beer competition held in Aspen, Colorado.

Among others, Miller Lite took home a gold medal in the American Style Lite Lager category, while Miller High Life garnered the gold for American-Style Lager.

The World Beer Cup® 2002 winners were selected by an international panel of 71 beer judges from 379 breweries in 38 countries. More than 3,800 breweries in 100 countries were invited to compete. The top three winners were named in 70 beer-style categories.

Environmental Review





Grabouw Valley,
South Africa.

Impacts at a glance

- Efficient use of water, improved by 19%
- Effluent output down, and new measures in place for effluent quality
- Increased solid waste recycling, now up to 90%
- Carbon dioxide efficiency slightly down
- Lager beer electricity consumption reduced from 10.2 kWh/HI to 8.9 kWh/HI
- Biodiversity and farms reported for the first time
- Environmental Management System extended to new operations

Guiding principles

9.0 ***Current and future generations*** **SABMiller is committed to the goal of sustainable development, including the natural environment.**

9.1 *Material and energy use* SABMiller companies will continuously monitor and seek to minimise the environmental impact of the movement and use of materials, energy, facilities and other resources in their operations. They will implement natural resource conservation programmes, particularly water usage in beverage operations.

9.2 *Effluents and emissions* SABMiller companies will adapt and implement technologies to limit and/or reprocess effluents, emissions and wastes, including refrigerants, and to rehabilitate resources where practical.

9.3 *Reduce, reuse and recycle* SABMiller companies will promote reuse and recycling initiatives both in business operations and in communities, particularly of used packaging materials.

Measuring performance, managing impacts

In last year's report, we described progress with the roll-out of the group-wide environmental management system (EMS), based on the principles underlying the ISO 14001 standard. The first result of the new system was better performance data, focused on significant environmental aspects. This year, the scope and reliability of performance data has again improved, and we are able to report on effluent quality, chemical oxygen demand (COD), other gaseous emissions, hazardous waste, refrigeration, biodiversity and agriculture for the first time – along with continuing trend data on energy, water and effluent. Work on the EMS this year has concentrated on the detailed implementation guide, including further testing in our individual ISO 14001-approved plants, with internal audits recently undertaken by the group corporate office.
In addition, where there is no ISO 14001 in place, an environmental management manual has been rolled out to a sample of clear beer operations with action plans being developed for these sites.

The number of operations that have formal health, safety and environmental management systems in place has risen from 15 to 19 and these now cover 44 sites. Generally, these are based around ISO 14001, but also use other recognised formal systems such as NOSA and The Coca-Cola Environmental Management System, "eKOsystem". Five more operations are working towards achieving ISO accreditation within the next ten months, with another two implementing other formal EMS systems.

As part of the corporate accountability process, local operations are required to report breaches of local legislation and regulatory standards regarding environmental practice. Whenever these breaches occur, we take steps to rectify the situation and achieve or exceed the standards required for compliance. In total, SABMiller companies paid US$109,484 in fines arising from four incidents. These occurrences were:

In **Hungary** new legislation on effluent discharge meant that our operations incurred fines of US$43,000 for excessive levels of COD, phosphate and suspended solids in effluent. A full inspection of the plant units has since taken place and a new effluent treatment plant is to be constructed later this calendar year to ensure future compliance.

In **Russia** biochemical oxygen demand (BOD) exceeded legal limits, resulting in a US$44,000 fine. Effluent treatment plans are in hand with the upgrade of the effluent plant planned for construction next year.

In the **United States**, four notices of violation were issued at separate breweries for infringements of wastewater regulations. A total of US$16,200 was paid in fines. A similar problem in **Romania** resulted in a fine of US$6,000. In all cases, action was taken to remediate the problems.

Water source used – 2002/2003
(clear beer – total)


Municipal/Towns water (62%)
Ground/surface water (38%)



Final effluent polishing – Radegast Brewery.

The Santa Cruz brewery in the **Canary Islands** was also in breach of legislation regarding effluent and sulphur emissions. It will now install a new wastewater treatment plant and is using fuel oil with a low sulphur content to reduce emissions. No fines were levied.

Clear beer

Increasing water efficiency

The brewing industry, by its nature, is heavily dependent on water as one of its raw materials. Water is obtained from a variety of sources, depending on location, including municipalities/town councils, surface water and subterranean water. Overall, around two-thirds is extracted from ground or surface sources (chart above). Due to strict health and quality standards, recycled water is not permitted into the brewing process itself, but is instead used in ancillary operations such as crate washing, floor cleaning and irrigation.

The key performance indicator (KPI) in brewing is the water to beer ratio. The UNEP has found that figures of between five and six hectolitres of water per hectolitre of clear beer is good by international standards.

Overall, the group weighted ratio of water used to the amount of beer produced has fallen significantly from 5.7 hectolitres used per hectolitre produced last year, to 4.6 hl/hl this year. This is mainly due to the inclusion this year of Miller operations, which are very economical regarding water usage. If Miller is excluded, on a like-for-like basis, the ratio would be 5.3 hl/hl, which remains an improvement on last year, and follows a reduction in the previous year.

This positive trend results from a wide range of activities – or initiatives undertaken to reduce water consumption. Actions planned for the current year include:

- Installing flow meters in the **Czech Republic**,
- A programme in **Russia** to return 70% of condensate back to the boilers,
- Reducing the volume of water used in filter backwashes in **El Salvador**, and
- The installation of a water reclamation system for all compressors and refrigeration plants in **Uganda**.

SABMiller plc group environmental policy

SABMiller believes that as a responsible member of the community we have an obligation to manage the environmental impacts of our activities while pursuing our business aims. We are committed to maintaining an environment that meets the needs of current and future generations.

Accordingly, we endeavour judiciously to limit the impacts of our products, services and activities on the environment by meeting the following objectives:

- Complying with safety, health, and environmental legislation applicable to our operations in each geographical location;
- Identifying and monitoring of our significant environmental impacts to establish compliance and the need for corrective action;
- Conducting environmental impact assessments when establishing new facilities or changing existing facilities;
- Aligning our risk management and control practices to take account of local conditions, while setting minimum standards and achieving continual environmental performance improvement;
- Adopting the most cost-efficient technologies which, at the same time, minimise our impact on the environment;
- Enhancing environmental awareness among employees through training, development and education;
- Making optimal use of resources, that are part of the process or product that may impact on the environment, by promoting the reuse and recycling of materials and goods;
- Reducing waste and disposing of all remaining waste in a responsible manner;
- Committing ourselves to developing environmental management systems for all our owned operations in line with ISO 14001 principles and ultimately having these operations accredited by an internationally recognised certification authority;
- Maintaining transparent relations with stakeholders regarding environmental management and our performance;
- Encouraging suppliers and contractors who provide us with services to follow recognised environmental management principles; and
- Supporting selected organisations that promote bio-diversity and environmental awareness and conservation.

Environmental Review
continued


Water consumption (clear beer)
hl/hl
14
12
10
8
6
4
2
0
2001
2002
2003
Beer SA
Africa
Asia
Europe
Miller Brewing Company
Central America

Statement of commitment

As a beverage company, our business is built on the quality and purity of natural raw ingredients – barley, hops, sugar, fruit, to name a few, and above all, water. This makes us especially aware of the importance of the natural environment and of the impacts our own operations can have. Our guiding principles commit us to the goal of sustainable development, and that includes the environment as a key component to be balanced with social and economic impacts over the long-term. Over the last two years, we have made considerable progress in developing group-wide management and reporting systems to monitor our impact on the environment.

The scale and diversity of SABMiller's operations around the world make central control impractical. We operate 122 breweries and 29 bottling plants and other operational sites in over 40 countries. Given this complexity, responsibility rests at a local level to achieve our group environmental goals. Their performance, and the future actions they plan to take to enhance it, are summarised here.

Reducing energy use

Our two main energy sources are electricity and thermal energy. The former is either purchased from a national grid and/or generated on site in cases where the grid is unreliable. Electricity is mainly used to power equipment, such as motors, carbon dioxide recovery plants, refrigeration units and packaging lines.

The KPI is the ratio of electricity used to the volume of beer produced, measured as kilowatt hours per hectolitre (kWh/hl) of clear beer produced. Good international practice is regarded by UNEP as between eight and 12 kWh/hl. Our performance during the year shows an improvement, dropping to 8.9 kWh/hl from 10.2 kWh/hl last year. In line with performance on other KPIs, some of the reduction is attributable to good performance data for **Miller**. However, when this is excluded, the like-for-like ratio is 9.5 kWh/hl, which is still an encouraging improvement.

The thermal energy we use, in the form of steam, is primarily derived from on-site boilers. These boilers burn a variety of fuels, mainly fossil fuels such as coal, fuel oil and gas. Our efforts to optimise use of fossil fuels through choice of fuel, efficiency of boiler and heat recovery, not only achieve cost savings but also directly reduce boiler stack emissions. For the first time this year, we have been able to calculate consumption of fossil fuels by our clear beer operations. This equates to 114 megajoules of energy used for each hectolitre of beer produced, and we will track this KPI with a view to achieving improvements in future years.

Actions planned for the current year to reduce energy consumption includes:

- Installation of speed controls on key pumps in **Russia**;
- An energy task team to develop projects to improve efficiency in **South Africa**;
- Replacing inefficient motors and compressors in **Ghana**; and
- In the **United States**, improved boiler efficiency has been targeted to make natural gas savings of 6% at Milwaukee.

Cutting effluent

The brewing process produces significant volumes of liquid effluents, typically containing a high COD and BOD. If released untreated, the high organic content would reduce the dissolved oxygen content of the receiving water body, threatening its ecology. Accordingly, effluent is either treated on-site, where practical or safely discharged, mainly to third parties for treatment. Several of our operations now run their own treatment plants in a bid to reduce treatment costs and where third-party treatment is not available or insufficient. In some cases, municipalities request that a certain organic level remains as the effluent provides a highly nutritious source to micro organisms in sewage works.

Through efficient working and choice of treatment, the volume and content of effluent can be significantly reduced. The KPI is the ratio of effluent to clear beer produced: the UNEP estimates that standard international practice is around 3.5 hl/hl.

The overall ratio of effluent discharged to beer produced has improved this year from 4.1 to 3.4 hectolitres per hectolitre. Again, this is largely attributable to the efficiency of Miller operations in the United States.


Electricity consumption (clear beer)
hl/hl
25
20
15
10
5
0
2001
2002
2003
Beer SA
Africa
Asia
Europe
Miller Brewing Company
Central America


Effluent produced (clear beer)
hl/hl
10
8
6
4
2
0
2001
2002
2003
Beer SA
Africa
Asia
Europe
Miller Brewing Company
Central America

One statistic of concern is the increase shown in effluent discharge within SABMiller Africa operations, an increase to 7.8 hl/hl. However, this is principally due to more accurate measurement in breweries unable to provide data last year, and returns the division to its trend position. (See graph above)

The effluent discharged by our clear beer operations has an average COD of 1,941 mg/l and a pH of 7.9. Both these are within the characteristic range for brewery effluent identified by the World Bank of 1,800 – 3,000 mg/l COD and a pH between three and 12. However, performance varies considerably around the world. Typically, two different treatment processes are used by our operations to reduce the composition and volume of effluent:

- The anaerobic process involves the microbiological treatment of brewery effluent under anaerobic (oxygen-free) conditions in specially built tanks. In this process the COD is reduced and through this process three "parts", namely biogas (90-95%) which is used to replace other energy sources, biomass (1-5%) and a much reduced volume of liquid effluent (1-5%), remains.
- Aerobic treatment takes place in an oxygen-rich environment in open ponds. The resultant by-products are carbon dioxide (49%) which can be captured for use, biomass (49%) and liquid effluent (1%).

Action planned for the current year in SABMiller operations to reduce effluent loading and improve quality include:

- The commission of a yeast press to strain tank discharges in **Ghana,**
- Anaerobic effluent treatment plants installed in **Poland**, and in two **South African** operations, and
- Revised systems in **Russia** to improve the recovery of yeast, spent grains and the filtration medium, kieselghur.

What others say

For the third year running, we participated in the annual BiE Index of Corporate Environmental Engagement. This assesses some 200 London-listed companies, looking at management approaches and performance results. Our overall score showed a modest improvement, up four points to 56%. Strong points include our policies, management leadership, employee training and stakeholder engagement. Identified weaknesses, where we are committed to improve, including the setting of objectives and targets and working with suppliers.

Case study: Action on Climate Change



Miller Brewing Company is a charter member of Climate Leaders, the voluntary industry-government partnership that encourages companies to develop long-term comprehensive climate change strategies and set greenhouse gas (GHG) emissions reduction goals. Miller's commitment is to reduce GHG emissions by 18% by 2006, using 2001 as a base (39.49lbs CO_2 per beer barrel (bbl)).

During 2002, action started to reduce fuel and electricity consumption. For example, Milwaukee Brewery is installing new energy efficient boilers with low NOx burners and flu gas recirculation systems. Forth Worth Brewery in Texas is increasing efficiency in its refrigeration system with new ammonia compressor motors, evaporative condensers and automatic purge systems.

Despite such progress, CO_2 emissions during 2002 rose slightly to 40.84 lbs/bbl. This is due to two breweries switching energy sources from the electricity grid to their own power generation. The different fuel mix, even when grid transmission losses are accounted for, increases CO_2 emissions. Steps are in hand to increase efficiencies to counteract this.

Miller's Irwindale Brewery in South California is now involved in emissions trading. Its daily air pollutants are generally lower than allowable levels under the "RECLAIM" air permit system. As a result it is able to sell excess NOx emission credits. RECLAIM (REgional CLean Air Incentives Market) is operated by the South Coast Air Quality Management District, the air pollution control agency for Orange County and major portions of Los Angeles, San Bernardino and Riverside counties in South California.

Environmental Review
continued



Caustic storage facility at the Alrode Brewery, South Africa.



CO_2 emissions
(clear beer)
2002
2003
30
25
20
15
10
5
0
Africa
Europe
Beer SA
Miller Brewing Company

Addressing greenhouse gas emissions

Carbon dioxide from energy sources

Carbon dioxide (CO_2) is the most prevalent of the group of six gases identified as contributing to global warming. Accordingly, SABMiller has prioritised efforts to measure and manage our use of CO_2. The main contributor is from fossil fuel combustion, but CO_2 is also used and produced in the brewing process itself, as discussed below. On the former, we continue to calculate emissions following the World Business Council for Sustainable Development's Greenhouse Gas Protocol. Over the year, direct emissions (from combustions of fossil fuels) and indirect emissions (from the generation of bought-in electricity) totalled 1.8 million tonnes. This is an increase of about 1,000,000 tonnes on last year, mainly due to the inclusion of **Miller Brewing Company** and smaller operations reported on this year.

The KPI of our efforts to reduce CO_2 emissions relative to output volumes, is kg CO_2/hl of clear beer. During this reporting period, our clear beer operations averaged 15.97 kg per hectolitre, a slight increase on the 15.62 kg/hl reported last year. This change is largely due to an increase in the emissions figures of the South African electricity generator, ESKOM. This has had a knock-on effect on the indirect emissions attributable to **Beer South Africa**, even though its overall electricity consumption has remained in line with the previous year.

Benchmarks to judge comparable practice are not readily available and international practice varies considerably, depending on production methods and fuel sources. The following figures, extracted from published sources, are presented as a guide only, as reporting periods and operational differences make strict comparisons difficult.

Asahi Breweries Group (direct and indirect emissions)	19.5 kg/hl
Kirin Brewery (direct and indirect emissions)	18.8 kg/hl
Carlsberg Breweries A/S (direct emissions only)	9 kg/hl
Heineken N.V. (direct emissions only)	8.3 kg/hl

The focus of our efforts to reduce CO_2 emissions is on projects aimed at cutting overall thermal energy demand. **Miller** was the first operation in the group to engage in carbon trading (see case study on page 33). Other group operations are investigating alternative options recommended under the Kyoto Protocol, such as the joint implementation mechanism and the clean development mechanisms, as possible avenues to further reduce direct emissions. Examples of planned action under way in the current year to reduce CO_2 emissions include:

- Installation of a new compressor to collect CO_2 in the **Czech Republic**, and
- A 15% reduction in boiler oil use in **Honduras** (to be replaced by biogas).

Carbon dioxide in the brewing process

In addition to releases when fossil fuels are burned, smaller amounts of carbon dioxide are also emitted from, and used in, the brewing process. Sugars are converted to alcohol and CO_2 during fermentation, for example, although this is largely neutral in "greenhouse gas" terms as carbon dioxide is extracted from the atmosphere while barley grows. Nevertheless, three-quarters of our brewing sites have CO_2 recovery systems in place to capture, purify and reuse the gas. This is economic, as this saves purchasing the carbon dioxide needed in the production process both for carbonation and tank pressure control. In total last year, the clear beer operations purchased 39,187 tonnes of CO_2 and sold 6,714 tonnes as surplus, primarily from Alrode and other breweries in South Africa.

Nitrogen oxide and methane

For the first time, we are able to report emissions of nitrogen oxide (NOx) and methane (CH_4), both gases that are thought to contribute to global warming. Clear beer operations emitted around 0.03 kilograms of nitrogen oxide per hectolitre of beer produced and 0.4 kg/hl of methane. Reliable benchmarks are not available, however, the NOx emissions reported by Kirin Brewery are 0.02 kg/hl while Heineken reports 0.01 kg/hl. Comparable methane emissions data are not available.



Waste by type – 2002/2003


Spent Grains (83%)
Yeast (7%)
Cullet (4%)
Boiler Ash (2%)
Kieselguhr (1%)
Other (3%)



Managing waste, increased recycling

Total solid waste

Solid waste generated during the brewing process is primarily organic, consisting mainly of spent grains and excess yeast cells from fermentation. Another contributor to total waste is kieselguhr (diatomaceous earth), which is used as a filtration medium. The majority of organic waste is sold to farmers as livestock feed, while diatomaceous earth is used as a soil conditioner. Where possible, other recyclable non-organic waste is either sold off to vendors or recycled.

In this reporting period our operations generated about 1.5 million tonnes of solid waste, a significant increase due to the inclusion of **Miller** breweries. However, recycling rates have risen to over 90% compared to just 76% in the previous year, and the amount of waste generated per hectolitre of product is in line with the 2002 ratio at about 12 kg/hl. The remaining waste is sent to landfills.

The amount generated through sales of these waste materials to external, third-party users, increased significantly in the last year, from US$3.2 million to US$12.7 million (over US$7 million of which was generated by the newly-acquired North and Central American businesses).

Hazardous waste

Brewing produces only small volumes of hazardous waste, mainly oil, chemicals from laboratories and fluorescent light tubes. All such waste is disposed of correctly at government-approved sites that have been designated as being capable of handling it. Typically, third-party contractors remove hazardous waste from site, and safe disposal certificates are issued. In the reporting period, our operations produced fewer than 193 tonnes of hazardous solid waste and 2,317 litres of hazardous liquid waste. Several of our sites are exploring ways of reducing their use of mineral oils, using less hazardous synthetic materials, and converting to long-life fluorescent tubes. (Not included in this analysis are our African and Asian operations where data recording systems are currently unreliable. Hazardous waste is, nonetheless, disposed of safely.)

Refrigeration

The preservation of beer at the correct temperature is a key part of the brewing process. Cooling equipment can be an environmental issue when refrigerants are used that are considered ozone depleting if released into the atmosphere. CFCs (chlorofluorocarbons) and also HCFCs (hydrochlorofluorocarbons) are of special concern. All SABMiller operations are required to assess and report their activity in this area. None uses CFCs or HCFCs. Instead, the majority use ammonia as a primary refrigerant, with propylene glycol as a secondary refrigerant. A minority uses ethylene glycol, which is considered environmentally unfriendly and these operations are currently phasing it out. When refrigeration equipment is due for disposal, operations will drain the apparatus to extract the refrigerant for reuse, and the remainder is either sold as scrap or to companies specifically dealing in redundant equipment.

This year, for the first time, we have collected data on ammonia evaporative losses from refrigeration. These totalled 5.8 tonnes and we will continue to track performance in this area.

Soft drinks

Our soft drinks operations expanded significantly during the year and the environmental management reporting has been extended to include the first full year's data for sites in **Honduras**, **El Salvador** and **Zambia**, as well as continuing data from **Appletiser** and **ABI.**

Production of soft drinks, mainly fruit juices, flavoured waters and carbonated beverages such as Coca-Cola, is less resource intensive than brewing. Less heat generation is required, for example, resulting in lower CO_2 emissions.

The inclusion of data for new operations has not affected overall performance for this reporting period significantly, and it is in line with previously reported results. Ratios for water and electricity use show encouraging falls, while the ratio for effluent discharge has increased slightly. (See chart over page).

Environmental Review
continued


Soft drinks environmental indicators
2002
2003
unit
8
7
6
5
4
3
2
1
0
Water (hl/hl)
Electricity (kWh/hl)
Effluent (hl/hl)
CO_2 (kg/hl)
Sorghum beer environmental indicators – 2002/2003
unit
40
35
30
25
20
15
10
5
0
Water (hl/hl)
Electricity (kWh/hl)
Energy (kWh/hl)
CO_2 (kg/hl)

Our soft drinks operations emitted a total of 86,000 tonnes of CO_2 during the year, an efficiency ratio of 7.2 kg/hl. Trend data in this and the range of other gaseous emissions, will be tracked in future years to monitor progress. Solid waste volumes totalled 16,500 tonnes, of which 71% was recycled and, in addition, 202 litres of liquid hazardous waste was disposed of safely.

Actions planned to reduce environmental impacts include:

- **ABI**: installing a new backwash recovery plant at the Phoenix site,
- **Appletiser**: implementing the results of a total waste audit recently conducted, and
- **El Salvador**: purchase of new CO_2 control equipment.

Sorghum beer

This year we are reporting separately on the environmental performance of our sorghum beer operations (see graph above). Sorghum beer is a very different product from clear beer, as it is made from maize, not barley, and malted sorghum (a drought hardy and resistant African crop). Fermentation is short, and finishes after bottling. The beer itself is opaque in appearance, has 3-4% alcohol content and a shelf life of four to six days. The brewing process is simple and hence has a significantly lower demand for energy and water, and produces less waste – although the effluent is high in organics (COD).

Biodiversity

Increasing attention is being paid to the need to protect and extend biodiversity. During the year under review, an initial biodiversity survey was conducted on all SABMiller operational sites. Our criteria has followed the approach adopted by IUCN, the World Conservation Union and the Ramsar Convention on Wetlands, the inter-governmental treaty on conservation and wise use of wetlands. Our findings suggest that only one of our current operations is situated in an area of international environmental importance, namely **Newlands Brewery**, which falls within the Cape Floristic region of South Africa. However, we are continuing this study in the current year and plan to extend the scope and issues of concern in environmentally sensitive locations. We will present the results in future reports.

Agriculture

Agriculture is a new addition to our reporting, and for the first time, includes four of our agriculture activities: sorghum farming in **Uganda**, sugar cane in **Honduras**, barley in **Caledon**, South Africa, and hop farms in **George**, South Africa. These operations currently have almost 15,000 hectares of land under cultivation and are taking significant actions to prevent environmental damage associated with agriculture activities. One example is the experimentation at barley farms of precision application of fertilisers and minimum tillage (see case study on page 37).

KPIs for agriculture, that we are reporting for the first time, are:

Total tonnes of fertiliser used	1,699
Total tonnes of herbi/pesticide used	3
Total litres of liquid herbi/pesticide used	12,000

Future commitments and targets

In addition to the forward actions reported above, each SABMiller operation has been tasked with setting targets, both long and short term, on key environmental issues, including water, energy, carbon dioxide, effluent and other wastes, and recycling. These are currently being examined to ensure they have realistic action plans and the necessary resources to achieve them. A detailed brewery-by-brewery benchmarking exercise, conducted biannually, has identified the scope for improvements. We will present progress in next year's report, along with other commitments noted above, for example, on biodiversity.

At the same time, we are focusing on the potential to reduce our indirect environmental impacts through the

Environmental Indicator – group	Absolute Value	Unit	Operations not reported
Water	664,961,880	hl	None
Electricity	1,254,973,728	kWh	None
Energy	14,243,075,350	Mj	Southern Sun (SS)
Effluent	416,557,036	hl	Southern Sun (SS) & Sorghum Breweries
Ammonia	102	Tonnes	Southern Sun (SS)
CO_2	1,836,910	Tonnes	Southern Sun (SS)
CH_4	53,644	Tonnes	Southern Sun (SS)
NOx	3,634	Tonnes	Southern Sun (SS)
Waste (non-hazardous)	1,491,412	Tonnes	Southern Sun (SS)
Waste recycled (non-hazardous)	1,352,724	Tonnes	Southern Sun (SS)
Waste (hazardous)	193	Tonnes	SS, SABMiller Africa and Asia and SA Maltsters
Waste (hazardous)	2,317	Litres	SS, SABMiller Africa and Asia and SA Maltsters
SABMiller Environmental Data Table			



Tree planting in Honduras.

value chain of suppliers, distributors, customers and end consumers. Where we are purchasing supplies and services, we have greater control and intend to examine – through studies and pilot schemes – how to encourage major suppliers and business partners to adopt similar environmental policies to ours. Already some SABMiller operations are working, for example, with distribution partners on the most fuel-efficient ways to transport goods to market.

Some of our local operations are currently discussing with others in our industry how best to address the issue of consumer packaging waste and provision of recycling. In previous years, we have reported on the high levels of returnable beverage containers used in some countries, and on measures taken to introduce lightweight packaging and recyclable containers. We intend to explore these issues and present progress in future reports.

Engaging our stakeholders

At group level, we have developed our company-wide EMS, including the choice of priority issues to address, in consultation with a range of external stakeholders. These have included the United Nations Environmental Programme (UNEP), industry bodies and a range of local and international stakeholders. As we move forward with our environmental impact assessment, we are seeking to engage with a broad range of stakeholders, partly through this report.

At local level, SABMiller companies are in regular contact with their stakeholders about their environmental impacts of particular concern, including regulatory agencies, national and municipal authorities and community groups. Their views are acted on where possible and fed back via the quarterly accountability review process.

We particularly welcome your views on the priorities within the list of our environmental impacts and how to strike a balance between social, economic and environmental impacts, as we move towards our goal of sustainability. Please let us have your comments to: alison.ramsden@sabmiller.com.

Case study: SABMiller Barley Farms: precision farming and minimum tillage

SABMiller Barley Farms have invested in new agricultural techniques to preserve the environment and allow more efficient use of inputs such as fertilisers. Under precision farming techniques, fields are comprehensively mapped, with soil type, depth and potential tested. Computer mapping and use of equipment fitted with satellite Global Positioning Systems equipment allow precise quantities to be applied exactly where needed. By chemically testing for potential, farmers are discouraged from over-fertilising in the hope of increasing yields.

Optimal use of fertiliser prevents leaching of nitrates into water systems and lower costs, in some cases by up to a third compared to standard applications. The same techniques can be applied to herbicides and pesticides.

Another innovation is the "minimum till" system, which aims to reduce soil disturbance by retaining soil "stubble" and so leaving plant residue mulch on the surface. This reduces erosion, water run-off, soil compaction and contrasts with the traditional burning of stubble which results in a loss of micronutrients and micro organisms. Minimum tillage can also save time and reduce costs of seedbed preparation.

During 2002, our subsidiary Southern Associated Maltsters purchased two farms with arable land of nearly 1,600 hectares. The aim was to host research into growing methodology, diversify its supply base and gain greater insights into farming barley, which will help in negotiations with other barley, suppliers including setting buying prices. In 2002, some 1,200 hectares of barley were planted, along with some wheat and canola. Average crop yields were 2.3 tonnes per hectare.

Case study: Tree planting in Honduras

An agricultural nursery set up by Cerveceria Hondureña in the Honduran city of San Pedro Sula is producing half a million trees and other plants annually for the country's reforestation. Started in 1986, the nursery, Vivero El Bosque es Frescura Tropical, gives over 1,000 volunteer high school students the opportunity each year to learn horticultural and conservation skills, while each one cares for a bed of seedlings. Inspired by the project's success, a network of 20 municipal nurseries has grown over the last seven years, supported by the company. To date, more than 12,600 students aged 15 to 20 have participated, and some 10 million plants produced.

The nursery is located on a site adjacent to the San Pedro Sula Brewery and carbonated soft drink bottling premises and the linked effluent treatment plant. This state of the art works provides solid waste fertiliser to the nursery along with methane gas, which also fires the brewery's boilers.

Social Review



*Included are 28,082 Chinese employees, a wider definition than that used for disclosure purposes in the Annual Report, which only includes subsidiaries.

Employees by division – 2002/2003
(total employees 72,835*)


Africa (9%)
Asia (39%)
Europe (12%)
Miller Brewing Co (8%)
Central America (10%)
Other Beverages (6%)
Hotels & Gaming (9%)
Beer South Africa (7%)


Investors in People
SA Breweries Newlands Plant

Impacts at a glance

- Action on HIV/AIDS extended
- Progress on diversity in South Africa and United States
- New approach to human resources management targets
- Alcohol – group-wide issues policy rolled-out
- Corporate social investment up to 1.7% of pre-tax profit
- Total contribution to public revenues strongly up

Guiding principles

6.0 SABMiller seeks to be a preferred employer.

6.1 *Salary and benefits* SABMiller remunerates its employees fairly, according to skills and performance, by reference to competitive industry and country conditions and within a rewarding work environment.

6.2 *Health and safety* SABMiller recognises that productivity is directly related to the health, safety and welfare of its employees. SABMiller companies promote continual improvement in health and safety performance, through the involvement of employees and the auditing of compliance with health and safety legislation and industry safety standards.

6.3 *Employee development* SABMiller seeks to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the group.

6.4 *Employee diversity* SABMiller companies understand and respect the wide range of human diversity in which they operate and encourage inclusiveness with regard to human resource practices, irrespective of (among others) nationality, race, gender and physical disabilities.

6.5 *Fair employment practices* SABMiller is committed to fair treatment of employees: timely, honest and respectful communication, and freedom of expression. SABMiller recognises the right to freedom of association of employees and further recognises that trade unions and collective bargaining form a normal part of labour/management relations. Appropriate employee participation in problem-solving and decision-making is encouraged.

6.6 *Ethical behaviour* SABMiller promotes ethical behaviour and will not tolerate violation of human rights nor any illegal activity, including bribery and corruption. Group employees may not comment unfavourably on the products, management or operations of competitors.

SABMiller's mission is to be commercially successful in a way that is sustainable. This means the company is not just an economic entity that generates wealth for its owners and other stakeholders: long-term sustainability is judged in terms of our environmental impacts, as we have seen in the previous section, and our social impacts too. Nonetheless, it is through our economic activities that we affect the rest of society – principally through our treatment of people who contribute their labour to the business, our behaviour towards the communities who are our neighbours, and our relations with the governments who tax us.

Under our guiding principles, we seek to be an employer of choice, to contribute to the quality of life in our communities and to engage constructively with public authorities. As a global corporation operating in countries where business has not always set high standards, SABMiller recognises a special responsibility to give a lead to and meet the growing expectations in society.

This accountability report covers a year when employee numbers have grown by 21%, from 59,998 to 72,835 including now 28,082 in our Chinese joint venture. This increase is largely due to the inclusion of operations in the United States, Honduras and El Salvador. Today, our employees cross four continents and we remain the largest brewer in the developing world.

Despite the profound changes in the group over recent years, the proportion of long-serving employees remains high: currently 55.3% have served for more than five years, compared to 52.5% in the 2001/02 year. This is one measure of overall employee satisfaction.

Employees

Managing priority issues

Over the last four years, we have steadily increased the number and reliability of key performance indicators (KPIs) that we use to assess our progress in living out the corporate values and guiding principles. However, KPIs alone cannot capture an overview of the multiplicity of approaches adopted in our decentralised businesses, each operating in a different cultural context and with


Management approach to key human resources issues – 2002/2003
Planned performance level increase
Current performance level
A
B
C
D
Primary health care
Labour turnover
Training and development
Diversity
Performance appraisal and career management
AIDS
Health and safety
Internal communication
Negotiation and consultation
Staff attitude surveys
Market related salaries
Retirement benefits

different expectations about standards of behaviour.

This year, in a major development of our corporate accountability process, we have introduced a new grading system to judge the **management approach** to key human resource (HR) issues. After careful consideration and consultation with stakeholders, we chose 12 priority human resources issues, ranging from pay, to healthcare and employee engagement. Local operations assess their current approach in one of four stages of development, each with a precise definition, and then set a target for progress over the next year. The four stages are:

D. Emerging
C. Established
B. Developed
A. Advanced

The current scores for each of the 12 priority issues and planned performance levels are given in the accompanying table, along with an example of the assessment criteria used.

Investing in skills

Time allocated to training is an average of 3.2 days per employee across the group, down from 3.9 the year before. This decrease is largely accounted for in Africa, where significant restructuring affected training plans (data on operations in the United States and China not included).

Across the group, our management approach to diversity is rated C+, among the lower scores in the 12 priority HR issues. This means that many operations are in the "established" status, as defined above, although the aggregate of targets for action during the current year would move that into the developed category by next year. We will be monitoring and reporting on their progress.

Each SABMiller operation has its own training and development plan for the various job functions, linked to their strategic business objectives. In April 2002, **Beer South Africa's** Newlands Brewery became one of the first organisations in the country to be recognised as an Investor in People. This government

Priority HR approach to management issues	Current performance level	Planned performance level
Primary health care	B–	B
Labour turnover	B+	A
Training and development	C+	B
Performance appraisal and career management	C+	B
Diversity and localisation	C+	B
Health and safety	B–	B+
HIV/AIDS	B–	A–
Internal communication	B–	B+
Negotiation and consultation	B+	A
Staff attitude surveys	C	B–
Market related salaries	B	A
Retirement benefits	B+	A–

Example of definitions of management approach: training and development

A. Advanced
A systematic approach to competency acquisition is applied, and growth in competency is tracked. Development needs and training address current and future business needs. Appropriate curricula and learning solutions exist for technical, shopfloor, management and executive development. Development plans are in place for most (>75%) employees, and are aligned to their personal performance management and to their future career direction. Training evaluations as to the effectiveness of the training are conducted regularly. Employees drive their own development.

B. Developed
A systematic approach to training, based on individual and business needs, is in place. Development of individuals is tracked. Curricula and learning solutions exist for key skills. Development plans are in place for at least 50% of employees. Delegates are required to provide satisfaction ratings for the training. From time to time, training is evaluated for effectiveness.

C. Established
A systematic approach to training, based on business needs is in place. Curricula and learning solutions exist for key skills. Development plans are in place for at least 25% of employees. From time to time, training is evaluated for effectiveness.

D. Emerging
Ad hoc training and development occurs, based on business needs. Training plans exist for a few key individuals, where these plans are budgeted and audited.

Social Review
continued


TUCHINFYE INTANDABWANGA
(LET US COMBAT HIV/AIDS)
PLEASE DO YOUR BIT
COME AND SPIT
FROM 2ND TO 13TH

Zambian Breweries Group – Launch of Tuchinfye Intandabwanga, HIV/AIDS programme.

Action on HIV/AIDS

Zambian Breweries Group launched its HIV/AIDS programme Tuchinfye Intandabwanga (to conquer HIV/AIDS) at the start of April 2002, with the aim of equipping employees with a deep understanding of the problem so that it influences the choices they make. Devised after careful consultation with a range of stakeholders – including staff focus groups – the programme has a three to five-year time horizon and is delivered with NGO and governmental partners. A Life Threatening Diseases Policy has been put in place which, in addition to addressing HIV/AIDS, covers illnesses such as cancer and diabetes. Volunteer peer educators play a key role, and ART (anti-retroviral therapy) was made available to all employees in need from January 2003. A KAP (Knowledge, Attitude and Practices) survey was recently completed, which will assist in measuring the effectiveness of the programme, and will provide a baseline for future measurements.

A baseline survey to establish infection levels after six months achieved 84% participation, a measure of success in winning confidence among employees. Now, monthly progress reports track the extent of training and HIV positive statistics.

In addition, all four Zambian group companies have assisted local community projects, ranging from the donation of essential food products to working with the Clinical Pastoral Care Center and the Kitwe District Health Management Team's Task Force on HIV/AIDS. The largest project supported by the company is the Mother Theresa Drop-in Centre in Lusaka, which comprises an HIV/AIDS hospice, school and clinic. Support from ZBL Group covers the building of a hospital wing and classrooms valued at US$20,000. In addition, the group provides a weekly feeding scheme valued at US$1,500.

In **Beer South Africa**, a comprehensive strategy is in place, supported by policies and procedures. A prevalence survey was carried out in six regions, resulting in a detailed cost and impact analysis. KAP surveys are carried out in all regions on an annual basis and ongoing implementation is co-ordinated centrally by a Steering Committee. Over a hundred peer educators have attended training to equip them with required skills. During the current year, an extensive voluntary counselling and testing campaign will be rolled out, starting in June 2003, with selected HR staff, shop stewards and peer educators being trained in basic counselling skills.

scheme, funded by the European Union, aligns people management and training processes with the goals of the business, and offers a certifiable standard to achieve. Beer South Africa has again been judged one of the best places to work in the country, in the annual awards scheme, run by the Financial Mail. The company achieved second place, behind ABSA, the bank; last year it achieve the top spot.

Ensuring health and safety

One of the first responsibilities of any employer is to ensure safe and healthy working conditions on its own sites. In addition, SABMiller companies are concerned about the wider health care of their employees, not least because we operate in many countries where state-run hospitals and clinics are not always accessible. This year, we surveyed all group companies to determine the extent to which employees have access to a company-based medical aid scheme or to state schemes. The total is approaching 100%. We also assessed access to occupational healthcare on or close by our sites: 44% have such access.

Most regrettably this year, two employees lost their lives. In our **Chinese joint venture**, a worker in Sichuan was killed in a traffic accident, while travelling home with a group of co-workers. The case is still in progress and the outcomes and action against the driver are unknown. In **Poland** an LBW technical service worker died in a steam scalding accident. The National Labour Inspectorate considered this tragic incident and determined that the victim had been negligent and had not followed approved procedures, which would have prevented the accident.

Across the group, our management approach to health and safety is rated B–, indicating that most operations are in the "developed" category. This means that health and safety systems, local safety committees, training, effective record keeping and annual audits are in place. Individual operating companies have set targets that would move our overall management approach into the B+ category.


Asian, Black and Coloured representation in South Africa – 2002/2003
%
100
80
60
40
20
0
All employees
Non-supervisory
Supervisory & skilled
Management
Executives
Planned level
Current level


Miller wins Wisconsin Governor's Diamond Award.

Promoting diversity

The inclusion of **Miller Brewing Company** during the year, has added a new perspective and additional experience to the group, as we move forward to achieve the goals stated in our guiding principles. Miller's management comprises 32% women, 24% people of colour and 53% white males. In October 2002, the company received the Wisconsin Governor's Diamond Award for excellence in promoting a more diverse, skilled workforce at management and decision-making levels, awarded by the Wisconsin Glass Ceiling Commission. Miller has a comprehensive diversity strategy, covering recruitment, development, advancement and retention, with qualitative and quantitative measures and targets.

In South Africa, SABMiller companies employ 16,544 employees and continue to make progress towards their employment equity targets. Currently Asian, Black and Coloured people are under-represented in managerial and executive grades, despite significant increases in recent years, and plans are in place to redress the balance (see chart above). Our mandatory Employment Equity Plan goes further to address potential discrimination of any sort in the workplace, including women in management and people with a disability.

Our management approach to diversity is rated C+ across the group, the second lowest score among our 12 priority issues. While some operating companies do score considerably better, overall this means that strategies to implement our goals are not yet in place. Operations expect to move from "established" to "developed" status during the current year and we will be monitoring and reporting on their progress.

Tracking of our "women in management" KPI has been complicated this year due to the adoption of a more detailed classification of management grades. By creating a new category of supervisory and skilled grades, we are focusing on the range of individual career paths and drawing attention to senior levels where the "glass ceiling" is more likely to operate. However, it has made like-for-like trend data impossible to compare.

The accountability review process has again assessed the extent to which disability is a priority in the human resource management strategies of our operating companies. Reflecting the norms in many societies, this is not yet a high priority, though we continue to monitor the situation. Our operations in **Central America**, the **Canary Islands** and hotels and gaming in **South Africa**, have set targets for this category and are reporting progress.

Enforcing business ethics

SABMiller places the highest importance on standards of ethical behaviour in all the markets where we operate. Each group company must have in place robust policies and procedures, either following the group-wide approach or more stringent. Typically, all new employees are trained in the company's ethics policy, regular briefings held and staff in sensitive areas such as procurement undergo regular refresher training. This year's accountability review assessed the extent to which local operations have written codes of ethics – almost nine in ten operations (85%) have such codes. It also assessed the extent to which such codes are communicated to suppliers and customers, where the majority do so.

In the year under review, several group companies re-inforced their commitment to business ethics:

- In **Russia**, a new code of ethics has been incorporated in the formal induction programme for new employees. The training sessions and materials are based on a standard package prepared by SABMiller Europe, "Business Ethics – Guidelines to Employees". During the current year, this will be extended to major suppliers and selected customers.
- In Africa, for example, **Mozambique**, the code of ethics is addressed during the staff induction programme, on performance management training sessions and in employee discussion forums. All gifts,

Social Review
continued

Far right
SABMiller operations have on-site employee suggestion boxes.

Right
Employee notice board at our Chinese operations.


宣传贯彻中央(决定)

free trips and products offered to employees must be disclosed and are generally discouraged. Any small gifts received at year end from customers are placed in a pool and divided equally, mainly among distribution drivers. The code is brought to the attention of suppliers and customers.

As part of the accountability review, SABMiller operating companies are asked to report all instances of bribery and corruption excluding cases of theft and fraud. None was reported.

Supporting human rights

SABMiller upholds the expectations of the Universal Declaration of Human Rights and believes its employment practices also conform to the core labour standards of the International Labour Organisation (ILO). No SABMiller group company employs or otherwise engages children under the age of 16.

Our guiding principles respect the freedom and equal dignity of all people without distinction of any kind, such as race, colour, gender or religion. The principles pledge equal pay for equal work and fair remuneration, with adequate protection for health and well-being. They provide for reasonable working hours and periodic holidays with pay. Implicit is the preclusion of any use of slave labour and the opposition to servitude; explicit is the acknowledgement of the duties that the company owes to the community.

The guiding principles also explicitly recognise the right to free association, to join trade unions, to choice in employment, and to just and favourable conditions of work. Average group-wide trade union membership now totals 43% (excluding China, where data was not submitted). Again this year, employee relations remained positive, with only 789 person days lost, of which 263 was accounted for by a one-day national strike in the **Canary Islands.** The previous year 1,370 person days were lost.

During the year under review, 199 employees were involved in industrial tribunals; 37 cases were found against the company, with the majority either found in favour of the company, settled before hearing or still pending at year-end.

While our suppliers are expected to abide by these guiding principles too, this is not a formal contract condition in most instances and so we are not in a position to audit adherence. We continue to consult internally and externally on the practicalities of enhancing our accountability assessment in this area.

Involving employees

Listening to employees as a key stakeholder group is not just part of corporate social responsibility, it is also good business practice. Their personal performance is often the determining factor in the overall commercial success of the operation. That is why three of our 12 identified HR priority issues cover employee involvement, namely internal communication, negotiation and consultation and staff attitude surveys. Last year, around a third of our operations conducted formal consultations with employees – some for the first time. Others plan to conduct such surveys during the current year.

In **Honduras**, internal communication is conducted through internal mail, magazines, an intranet and face-to-face communication. An employee communication plan is in place together with regular consultation with trade unions, based on a union agreement effective since 1955. Staff attitude surveys take place every year and results are communicated to the employees. Looking ahead, it is planned to develop staff attitude surveys in co-operation with other organisations to allow benchmarking.

In **Russia**, communication also includes in-house magazines, notice boards, management meetings and all-employee meetings. In the absence of trade unions, it is planned to establish consultative forums that will enable all employees to participate. A staff survey was conducted for the first time last year, with the results presented to employees and corrective action taken in a number of highlighted areas.

In **South Africa**, employment equity legislation


Women in management*
2002/3
percent
20
15
10
5
0
Africa
Europe
Miller Brewing Company
Central America
Other Bever- ages
Hotels & Gaming
Beer SA
*see page 41 for explanation of this measure


Trade union membership
2000/1
2001/2
2002/3
percent
70
60
50
40
30
20
10
0
Africa
Asia (excl. China)
Europe
Miller Brewing Company
Central America
Other Beverages
Hotels & Gaming
Beer SA

requires organisations to identify barriers in the workplace. Partly this is done through a comprehensive questionnaire, completed by all employees and approved by the Employment Equity Consultative Committee. Topics covered include senior managers' commitment to racial equality, how targets for gender and disability are being acted upon and whether the organisation's values are aligned with equity.

Communities

In many different cultures around the world, alcohol has long played an important part of social life and community celebrations. However, a small minority of individuals is at risk from alcohol abuse. We fully recognise that we have a duty to practice responsible promotion and to educate consumers about the risks of misuse. In May 2002, SABMiller adopted a new group-wide alcohol issues policy (see box on page 45), setting clear standards that all group companies must meet or exceed. Our local operations are involved in many different ways to live out our commitments on alcohol responsibility. In many cases, they have been active in developing local codes for the regulation of the industry as a whole.

SABMiller companies must report all breaches of local codes of advertising practice. Only two countries reported alleged breaches. In one, **Beer South Africa's** "Friendship" advert, the complaint was ruled unfounded. In the other, **Uganda**, four alleged cases were outstanding at year-end, pending investigation, and no new breaches occurred during the year.

Taking action on alcohol responsibility

In **Tanzania**, product labels state "not for sale to persons under the age of 18" and advertising does not target under age drinkers. Actors and models featured in posters, billboards and TV advertisements are adults, as are all staff involved in promotional activities. A "don't drink and drive" campaign has started using banners and billboards with changing messages, and further literature is planned for the current year. Tanzania has a strict

Guiding principles

7.0 SABMiller contributes to improving the quality of life in the communities in which it operates.

7.1 *Local economic impact* SABMiller companies seek to have a positive impact on local economies, through profitable and sustainable commerce.

7.2 *Social aspects of products and services* SABMiller acknowledges that alcohol products and gaming services can be issues of concern, and we therefore promote the responsible use of our products and services.

7.3 *Social development* SABMiller seeks to be actively involved in partnerships which bring measurable benefits to people in communities where it operates.

7.4 *Consultation* SABMiller seeks to be a good neighbour in local communities. We will consult on social issues and the environmental impacts of our operations.

employee alcohol policy in place against drinking on the job, with random testing to enforce it.

In **Botswana**, employees are also regularly advised of the company's alcohol policy. The company participates actively in debates and symposia: recent examples include a breakfast seminar on alcohol legislation and on road safety. Working with the Motor Vehicle Accident Fund and the Botswana Medical Aid Society, an extensive road safety campaign has started, featuring "Do not Drink and Drive" messages. During the current year, it is hoped that the government and drinks industry will jointly undertake research on alcohol consumption.

In **Malawi** and **Lesotho**, age limits are placed on cans, while in **Uganda,** all promotions emphasise the age limit of 18 years.

In **China**, the "Advertising Law of the Peoples Republic of China" forbids advertising or promotional material including or aimed at under aged drinkers.

In **Poland**, the voluntary marketing practice industry code clearly sets boundaries within which beer producers may operate and which we strictly follow. For example, adverts are not targeted at adolescents, actors are always older than 25, and no links are implied between beer consumption and maturity, ability to solve problems or attain social success.

Social Review
continued



Materials from Miller's "Live Responsibly" programme.

In the **Czech Republic**, an ethical code sets out our conduct in marketing and advertising and is communicated both externally with the media and internally through employee magazines, brochures, the internet and notice boards. Our operating company, Plzensky Prazdroj, has worked with four other major producers to develop a common industry code of practice. Advertising in **Romania** is fully aligned with the local legal requirements. Sponsorship is restricted and advertising neither shows underage drinkers nor is targeted at non-adults.

In **El Salvador**, a new code of responsible marketing was created in the year 2000, after a long period of consultation within the company. Customers and advertising agencies were also consulted before the final code was agreed.

Beer South Africa strictly adheres to an industry code of advertising, packaging and promotions practice, which has been in place for the past 13 years and has been updated on three occasions, most recently in January 2003. The code contains specific clauses relating to non-legal age drinkers including a prohibition on anyone under the age of 25 years featuring in advertisements. It also requires the compulsory inclusion of the line "Not for sale to persons under the age of 18" in all television, cinema and print advertising. Other advertising and information promoted in the media seek to encourage responsibility, warn of the dangers of excessive consumption, drinking and driving, underage consumption and Foetal Alcohol Syndrome.

In the United States, the legal age for purchase and/or consumption of alcohol is 21, the highest of any country setting such a limit. **Miller Brewing Company** undertakes a comprehensive range of activities under its "Live Responsibly" programme and is increasingly working with suppliers and distributors too. The aim is to reduce drunk driving, prevent underage access and promote informed decision-making among legal-age consumers. Printed materials include "Let's Talk", a family guide to making responsible choices in English and Spanish, "Celebrate Responsibly", a guide to responsible event planning and "Campus Resource", a guide for college administrators, staff and student leaders. A national "Live Responsibly" advertising campaign, which began in 2001, was extended in 2002 to include billboard, print and radio executions. In addition, Miller voluntarily adheres to the Beer Institute Advertising and Marketing Code, and has a sophisticated internal process (Marketing Compliance Process) to review and determine compliance with the code's requirements.

Supporting suppliers, distributors and retailers

Several SABMiller companies extend their activity to work within their "value chain". One example, is a campaign in **Poland** targeted at shop assistants in Poznan. "I don't sell alcohol to minors" signs, posters and brochures are distributed to stores. A similar campaign was run in Tychy during the current year.

In the United States, **Miller** has worked with its distributor network for more than two decades to promote responsible drinking. Today, 479 of these independent businesses are involved, using tools and resources developed by Miller, in outreach to retailers, event planners, college administrators and the various law enforcement agencies. In 2001, a formalised Distributor Responsibility Initiative was made part of the contractual sales agreement, with six key elements such as naming an employee responsible for community education, distributing the "Let's Talk" guide and placing signage and point-of-sale materials with retailers. During alcohol awareness month in April 2002, for example, over 80% of distributors placed more than 300,000 "We I.D." signs, helping storekeepers and bartenders to check for valid identification. In 2002, a matching grant programme was introduced, under which Miller funds 50% of distributors' costs in expanding these initiatives.

Also in 2002, Miller extended its responsibility initiative to suppliers. Round tables were held with the top five suppliers, to raise awareness and develop a common programme. Resource materials are made available and presentations given to suppliers' employees at their plant facilities.



Gauteng, South Africa, MEC Mary Metcalfe (centre) is seen at the Thabong women's project, one of the many WIRA programmes supported by SAB Limited.


Corporate social investment spend by division – 2002/2003
Africa (9%)
Europe (14%)
Miller Brewing Co (47%)
Central America (5%)
Other Beverages (1%)
Hotels & Gaming (2%)
Beer South Africa (13%)
Admin Offices (9%)

Working in partnership

SABMiller companies work in partnership with local industry associations where possible. Through the Industry Association for Responsible Alcohol Use (ARA), for example, **Beer South Africa** continues to fund the administrative costs of the Foundation for Alcohol Related Research (FARR). FARR is now one of the leading research groups in the world on Foetal Alcohol Syndrome and this year the company made funds available for a research fellow and also the purchase of a gene analyser.

At an international level, we remain active members of ICAP, the International Center for Alcohol Policies. SAB joined in 1996 and **Miller** is also a member in its own right. Based in Washington DC, ICAP is an industry-led body seeking to reduce the abuse of alcohol worldwide, promoting understanding of the role of alcohol in society and fostering dialogue between the industry and its stakeholders. During the year, SABMiller participated in a discussion with the World Health Organisation in Geneva on ways to further this work.

Community consultation

Our guiding principles commit SABMiller companies to be a good neighbour in our local communities and to consult regularly on a range of issues. As part of the accountability review process, group companies report on their community engagement and stakeholder consultation. The range of activities is wide, involving regular dialogue, holding meetings with government officials, organising tours of the brewery and attending community organisations. Some companies undertake formal surveys, to assess opinions about their responsible business behaviour and overall reputation:

- **Miller** is currently rated the number two corporate citizen in Wisconsin and during the current year conducted public opinion surveys about corporate citizenship in each brewery.
- In **El Salvador**, the School of Communication at the University conducted an Image and Reputation Ranking

SABMiller alcohol issues policy

In line with the SABMiller's guiding principle on the social aspects of products and services, SABMiller believes it has a legitimate and positive role to play in developing positive national alcohol policies, in promoting responsible drinking, and in helping to combat alcohol abuse.

In order to accomplish these goals, the following policy will apply to all SABMiller plc group companies:

Where no national legislation exists or as a supplement to existing national legislation or statutory regulations, SABMiller group companies will adopt and adhere to a code of advertising, promotions and packaging practice.

The code will take into account the economic, social and cultural environment of the country concerned, but as a minimum will direct that marketing and promotional activities do not target (or appear to target) those under the legal drinking ages, do not condone or encourage excessive or irresponsible drinking and do not present a negative portrayal of those who choose to abstain.

SABMiller group companies will take steps to educate consumers on the responsible use of the company's products and in particular on such issues as drinking and driving.

SABMiller group companies will take steps to educate the retail trade on the responsible use of the company's products and in particular to prevent serving those under the legal drinking age or intoxicated patrons.

As a major employer, SABMiller group companies will establish an alcohol policy, which aims to educate employees about responsible drinking.

SABMiller group companies will encourage, where possible, efforts to collect data on patterns of alcohol consumption and associated problems, and encourage research projects that will provide or supplement such data where it does not exist or is incomplete in order to direct efforts to combat misuse.

Adopted: May 2002
Applicable to all SABMiller owned and managed operations worldwide

Social Review
continued



President Thabo Mbeki tries out a roundabout that doubles as a water pump after officially opening the World Summit's Ubuntu Village. The Water Neutral Initiative will utilise this technology to help deliver water to needy communities. Beer South Africa has already contributed US$526,315 for the delivery of water in rural communities in South Africa using the roundabout play pump.

SABMiller corporate social investment policy

SABMiller embraces its obligations of corporate citizenship towards, among other stakeholders, the communities in which it operates. Accordingly, SABMiller group companies will seek to contribute meaningfully to the economic, environment and social well-being of these communities, while aiming concurrently to build and sustain its corporate reputation and conditions conducive to profitable business.

In line with its values and guiding principles – particularly those relating to community involvement and consultation – in order to further this policy, SABMiller will:

- Concentrate its efforts in local operations, in response to local stakeholder needs and circumstances but undertake limited, strategic investments at both regional and group levels;
- Aim to be as professional in managing its impact on society and community relations as it is in all its commercial activities and take into account the wider context in which the business operates in its decisions;
- Develop at all levels, appropriate and transparent CSI policies and criteria for investment, which inform and guide both the donors and the beneficiaries;
- Develop a range of responses from philanthropic giving, to social investment and commercially-led initiatives with direct community benefits, with a selected number of community partners with whom it shares common goals – through donations of cash, product, equipment or use of company premises or the services of employees provided by the company;
- Become involved in programmes in a responsible and innovative way, based on the principles of mutual advantage and benefit to the company and the community;
- Enter community partnerships on the understanding that while proactive initiatives have merit they must first and foremost be acceptable to the beneficiaries and, as such, an "interactive" rather than "proactive" approach is the one of choice; and
- Commit to measuring the effectiveness/impact of community partnerships through individual project evaluation measured against project goals and objectives and act on the results.

Adopted: June 2001
Applicable to all SABMiller owned and managed operations worldwide

for 2002: our operating company, La Constancia, reached the first place in the El Salvador Most Admired Category.

- In **South Africa**, the Business Social Monitor rated SABMiller number one Corporate Citizen and number four as a Caring Company in 2002.
- In the **Czech Republic**, Plzensky Prazdroj was judged in second place in independent corporate reputation surveys.

Corporate Social Investment (CSI)

An essential part of SABMiller's commitment to community engagement is corporate social investment, that is the making of cash and sometimes in-kind contributions to a wide range of projects in the communities where we operate. These address pressing local needs and are chosen in consultation with those affected. The value of these contributions last year amount to US$13 million, equivalent to 1.7% of group pre-tax profits.

Many SABMiller companies are addressing the needs of education and young people. In the United States, for example, **Miller** supports a range of student scholarship and leadership programmes: "Tools for Success" in six states to assist vocational and technical schools, a scheme for Hispanic students in Adelante, and a tutorial assistance programme in Milwaukee schools with high rates of low income students, among others. It also supports National Youth Connections, a social justice and advocacy organisation addressing issues facing minority youths and young adults.

In **Mozambique**, help was provided to build a new school in Maputo and one for the visually impaired in Beira. In **Tanzania**, we assisted in constructing two new classrooms at Pamba secondary school, Mwanza, close to one of our plants. In **China**, ten students in Shengyang are being assisted. In **El Salvador**, FIDES (Fondo para Iniciativas de Desarrollo Educativo de El Salvador) was created to promote and support educational initiatives, including scholarships and research to improve

Taxes paid by division – 2002/2003


Africa (6%)
Asia (5%)
Europe (20%)
Miller Brewing Co (26%)
Central America (2%)
Other Beverages (6%)
Hotels & Gaming (12%)
Beer South Africa (23%)

Total taxes paid by type – 2002/2003
(total US$3.3 billion)


Excise/duty (45%)
Sales/turnover (23%)
Import/customs (1%)
Company income (14%)
Employees (10%)
Purchase (6%)
Other (1%)

the equality of the educational system, both academic and technical.

In South Africa, **Appletiser** runs an Adopt-a-School Programme, which helps local schools with equipment and learning materials. It also supports the Community College in Elgin, which seeks to develop children and adults mainly from disadvantaged communities. **Beer South Africa** sponsors the United Nations model debate competition, which aims to give high school leavers from advantaged and disadvantaged backgrounds an equal opportunity to acquire knowledge about social, economic and political events and ultimately helps develop and create future leaders. After provincial and national rounds, a team joined other countries in New York in March, where the South African team won the award. In addition, Beer South Africa's long-standing project WIRA (Women in Rural Areas) was handed over to the South African Department of Agriculture, which will oversee its progress and development.

SABMiller companies are also engaged in many environmental projects. For example, in **South Africa**, Beer South Africa has committed US$500,000 to the national rural water supply initiative, which is bringing clean and healthy water to rural communities. A total of 111 'roundabout' water pumps have been provided to the provinces of the North-West, Mpumalanga, KwaZulu-Natal and Eastern Cape. Constructed in the form of children's play equipment, these pump water to the surface at the same time. Beer South Africa is also supporting "Clean and Green", a partnership with the Department of Public Works to help townships and informal settlements clear litter and waste, which has built up in the absence of formal waste, management systems.

In **Honduras**, we support a National Environmental Award scheme in conjunction with the Honduran Ministry of the Environment, to motivate environmental activities among communities, individuals and national institutions.

Governments

SABMiller seeks constructive engagement, based on open and arm's length relationships, with the many governments and regulatory agencies around the world with whom our companies interact. We regard governments as a stakeholder in the business, not least because SABMiller companies contribute very significant revenues to the public exchequer – more than US$3.3 billion in total during the last year, including not just excise and corporate taxes (as reported in the cash value added statement) but also sales, employee, purchase and import taxes.

As an indicator of the potential social impact of this contribution to public revenues, some 220 million people could have safe water, adequate sanitation and knowledge of good hygiene practices each year, according to estimates by the charity, WaterAid. Currently around 1.1 billion people – one-sixth of the world's population – do not have access to safe water and the total is expected to rise.

Given governments' powers to tax and regulate industry, they have the capacity to foster business development or damage our growth. So we must be active in protecting our legitimate interests and in explaining the likely consequences of proposed legislation.

During the year under review, **Miller Brewing Company** made no contributions to individual federal or state candidates, but did, however, make contributions to state governments that permit corporate support, totalling US$660,968.

Disputes

Our guiding principles commit SABMiller companies to comply with all laws and regulations in the countries where they operate. As part of the accountability review, group companies report on any disputes with government and regulatory agencies. Those relating to the environment are detailed on page 30 and competition issues are addressed separately below. Excluding discussions and disputes over tax computations, the following are the

Social Review
continued


CASTLE LAGER

Distribution of Castle Lager, in South Africa

Guiding principles

8.0 SABMiller will engage constructively with the governments of the countries in which it operates.

8.1 *Compliance with the law* SABMiller companies will comply with the laws and regulations of the countries in which they operate.

8.2 *Competition* SABMiller believes in free market competition and will conduct its activities within the framework of applicable competition laws.

8.3 *Party political support* The group and its subsidiaries will not make political donations other than by exception, and in an open and transparent manner.

significant instances of on-going or settled disputes.

In **Romania,** a long-standing dispute with the state ownership fund concerning an outstanding value-added tax investigation prior to our acquisition of the Vulturul Brewery continues. The proposed fine of US$450,000, reported last year, is still under negotiation.

In the **Czech Republic,** the Plzen City Brewers Case as previously reported last year, remains unresolved.

The Gauteng Gambling Board charged **Tsogo Sun** with not complying with certain bid undertakings. Tsogo Sun filed an affidavit in its defence denying such charges. However, following discussion with the board, Tsogo Sun has offered payment without admitting liability amounting to US$6,300 in settlement.

Competition

In SABMiller, we are proud of our products and believe in free and vigorous competition as the best way to ensure customers and consumers continue to receive the best price, quality and service. Equally, we understand that competition must be fair: we should not abuse our market position nor unfairly prevent others from competing with us. Here we report disputes with relevant authorities and on efforts by group companies to ensure fair competition.

In **South Africa,** a new Liquor Bill is under discussion. The current Liquor Act (1989) has severely restricted the natural development of the retail sector – resulting in the existence of a significant number of unlicenced outlets. We have argued for flexible licensing conditions over manufacturing and distribution and for the retail market structure to be normalised. The government has accepted many of our arguments and revised liquor legislation is under discussion.

Meanwhile, two investigations under the Competition Act 1998 of South Africa were pending at year end. Two were also resolved during the year, both in SABMiller's favour, namely a complaint about a particular can promotion and a large merger investigation concerning our proposed Rheem Crown acquisition. **Beer South Africa** takes its responsibilities under the Competition Act very seriously, with a detailed compliance manual to regulate competitive behaviour in the marketplace. All sales employees and executives must sign a Code of Competitive Practice and a Code of Ethics; failure to adhere to these are grounds for dismissal. Training is provided every year to regional teams, sales and distribution staff and central office heads. An annual audit is undertaken to identify any major competition compliance issues.

In the Canary Islands, the Spanish competition authorities commenced proceedings in June 2001 against our local company, **Compañia Cervecera de Canarias.** As a result, we have modified various contracts to replace exclusive supply provisions by an obligation to purchase only minimum quantities, as required by new European Union regulations. In January 2003, the competition authority decided to accept these modifications and has ended its investigation.

In the United States, **Miller** was in discussion or dispute with alcoholic beverage commissions in 11 states during the year concerning a range of routine control issues. These agencies regulate the sale, taxation, manufacturing, transportation and advertising of alcoholic drinks. Many were set up in the 1930s, when national prohibition was abolished and the control of the drinks industry was made a state-level responsibility. In addition, the Federal Trade Commission began an investigation in March 2003 into



Customers enjoying Snowflake in Shengyang.

the alcohol beverage industry. This requires Miller, along with other companies in the sector, to submit evidence about the effectiveness of self-regulatory controls over advertising. The results of the investigation will be submitted to the US Congress.

In **China,** the government is increasing its efforts to facilitate market development, following its recent membership of the World Trade Organisation. Strengthening the competitive environment and a more active and effective regulatory approach are part of these efforts. Our Chinese joint venture is not dominant in the brewing industry, but is nonetheless, investing in training and disseminating advice to employees about regulatory laws.

In **India,** tax levels on the production and sale of beer are high. Working both directly and through the industry association, we are seeking to convince the government that a reduction in taxes and duties would benefit the ultimate consumer. In addition, the Indian government prohibits alcohol companies to advertise their products and we believe this restricts competition and ultimately limits consumer choice.

Future commitments and targets

On employees, our primary future objective is to improve HR management practices in line with the targets now set by each operating company. On health and safety, we will include on-site contractors in future accident reporting and plan to share best practice on addressing the HIV/AIDS pandemic around the group. We intend to review current performance levels on training, which show a downward trend and will extend performance monitoring to **Miller** and other new group members. On ethnic diversity, we commit to continue improving our performance in South Africa and the United States, and for the future, to focus attention more broadly on gender and disability.

On community engagement, we plan to review the range of stakeholders currently identified at corporate level and will continue to develop our local engagement, in accordance with our strategic CSI policy. We will also review plans by operating companies to address social aspects of alcohol consumption in their countries, in keeping with the new group-wide policy.

Finally, we will continue to examine how best to fulfil our commitment to human rights, alongside other work with suppliers on sustainable development issues.

Engaging our stakeholders

As reported above, SABMiller companies regularly consult with a range of stakeholders about specific aspects of day-to-day operations and overall perceptions of the company. This involves regular meetings, dialogue with government officials, attending community organisations and outreach through the media. Some companies undertake formal surveys and those involved include:

- Employees,
- Governments,
- Not-for-profit associations, and
- Local communities directly.

This Corporate Accountability Report aims to explain our approach to a wider audience, to demonstrate the social impact of our operations around the world and to engage with international and corporate-level stakeholders. Please let us have your comments to: alison.ramsden@sabmiller.com

GRI Indicators

GRI index

Vision and strategy

1.1	Page 1, 2
1.2	Page 3

Company profile

2.1	Front cover
2.2	Page 4, 5
2.3	Page 4, 5
2.4	Page 4, 5 & AR
2.5	Page 4, 5
2.6	AR
2.7	Page 4, 5
2.8	Page 4, 5 & AR
2.9	Page 19, 20, 30, 38, *
2.10	Inside back cover
2.11	Page 2
2.12	Page 2
2.13	Page 19
2.14	Page 4, 5, 17 & AR
2.15	Page 19
2.16	NA
2.17	NA
2.18	*
2.19	*
2.20	Page 18, 52
2.21	Page 18
2.22	Inside back cover

Governance

3.1	Page 16
3.2	Page 16 & AR
3.3	Page 16 & AR
3.4	Page 16 & AR
3.5	AR
3.6	Page 16, 17
3.7	Page 1, *
3.8	Page 19, *
3.9	Page 29, 37, 49
3.10	Page 19, 45, *
3.11	Page 19, 45, *
3.12	Page 19, 45, *
3.13	Page 16, 17 & AR
3.14	*
3.15	*
3.16	Page 27, 37
3.17	*
3.18	Page 17
3.19	*
3.20	*

GRI content index

4.1	Page 50

Key

AR – in Annual Report & Accounts
*– addressed where appropriate throughout report
NA – not applicable
NAV – not available
Y – yes, indicator provided
P – partial data only

Economic performance indicators

Customers		
EC1: Net sales	Y	Page 4 & AR
EC2: Geographic breakdown of markets	P	Page 4, 5 (sales by major region)
Suppliers		
EC3: Cost of materials purchased	Y	AR
EC4: Percentage of contracts paid by agreed terms	NAV	alternative indicator provided
Creditor days	Y	Page 25
Supplies sourced locally (in-country)	Y	Page 25
Employees		
EC5: Total payroll and benefits	Y	Page 20, 21
Providers of Capital		
EC6: Distributions to providers of capital	Y	Page 22 & AR
EC7: Change in retained earnings	Y	Page 21 & AR
Analysis of shareholders by type & size	Y	Page 22
Public Sector		
EC8: Total sum of taxes by country	P	Page 47 (by division)
EC9: Subsidies received	NAV	not significant
EC10: Community donations	Y	Page 45
Indirect economic impacts		
EC13 Major external impacts of the company	P	Page 26
Employment multipliers	Y	Page 26
Diversity in procurement	Y	Page 27

Environmental performance indicators

Materials		
EN1: Total materials use	NAV	Under consideration
EN2: Percentage of waste materials used	NAV	Under consideration
Energy		
EN3: Direct energy use	Y	Page 32, 37
EN4: Indirect energy use	Y	Page 32, 37 (electricity use)
EN17: Initiatives to increase energy efficiency	Y	Page 32, 37
Water		
EN5: Total water use	Y	Page 37
EN20: Water sources	P	Page 31
Biodiversity		
EN6: Biodiversity-rich habitats	Y	Page 36
EN7: Impacts on biodiversity	P	Page 36 (agriculture only)
EN25: Impacts on on protected and sensitive areas	Y	Page 36
EN29: Business units operating in protected areas	Y	Page 36
Emissions, Effluents and Waste		
EN8: Greenhouse gas emissions	Y	Page 34, 37
EN9: Ozone-depleting emissions	Y	Page 35
EN10: NOx, SOx and other emissions	P	Page 34
EN11: Total amount of waste	Y	Page 35, 37
EN12: Significant discharges to water	Y	Page 32
EN13: Significant spills	NA	
EN31: Production, transport etc. of hazardous waste	P	Page 35 (production waste)
Purchase and sales of CO_2	Y	Page 34
Total effluent produced	Y	Page 32, 37
Quality of effluent produced	Y	Page 33
Actions to reduce effluent discharge	Y	Page 33
Ammonia losses from refrigeration	Y	Page 35
Herbicides, pesticides and fertilisers used	Y	Page 36
Products and Services		
EN14: Environmental impact of products	NAV	Packaging under consideration
EN15: Reclaimable product	NAV	Packaging under consideration
Compliance		
EN16: Incidents and fines	Y	Page 30

Social performance indicators

Employment		
LA1: Workforce breakdown	P	Page 38 by (major region)
LA2: Employment creation and labour turnover	P	Page 39 (length of service)
LA12: Employee benefits beyond those legally mandated	P	Page 39 (management approach)
Assessment of management approach to market related salaries	Y	Page 39
Assessment of management approach to retirement benefits	Y	Page 39
Assessment of management approach to primary healthcare	Y	Page 39

GRI

Assessment of management approach to labour turnover	Y	Page 39
Assessment of management approach to performance appraisal	Y	Page 39
Assessment of management approach to staff attitude surveys	Y	Page 39
Labour/Management Relations		
LA3: Trade union representation	Y	Page 42, 43
LA4: Consultation policy/procedures	Y	Page 42
Days lost due to industrial action	Y	Page 42
Assessment of management approach to negotiation and consultation	Y	Page 42
Employees involved in industrial tribunals	Y	Page 42
Health and Safety		
LA5: Occupational accidents/diseases	Y	Page 40
LA6: Joint Health & Safety committees	Y	Page 40
LA7: Injury lost days	P	Page 39 (fatalities)
LA8: HIV/AIDS policy/programmes	Y	Page 12, 40
Extent of company or state healthcare	Y	Page 40
Assessment of management approach to internal communication	Y	Page 39, 40
Assessment of management approach to health and safety	Y	Page 39, 40
Assessment of management approach to performance on HIV/AIDS	Y	Page 12, 39, 40
Training and Education		
LA9: Training per employee	Y	Page 39
Assessment of management approach to training and developement	Y	page 39
Diversity and Opportunity		
LA10: Equal opportunities	Y	Page 41
LA11: Senior management and corporate governance bodies	Y	Page 16 & AR
Level of women in management	Y	Page 41, 43
Assessment of management approach to diversity and localisation	Y	Page 39
– Human Rights		
Strategy and Management		
HR1: Human rights policies	Y	Page 42
HR2: Human rights and investment	NAV	under consideration
HR3: Human rights and suppliers	NAV	under consideration
Non-discrimination		
HR4: Non-discrimination policy	Y	Page 41, 42
Freedom of Association and Collective Bargaining		
HR5: Freedom of association policy	Y	Page 38
Child Labour		
HR6: Policy excluding child labour	Y	Page 42
Monitoring number of children employed	Y	Page 42
Forced and Compulsory Labour		
HR7: Policy preventing forced labour	Y	Page 42
– Society		
Community		
SO1: Policies to manage impacts on communities	Y	Page 43
SO4: Awards received for CSR performance	Y	Page 45, 46
Bribery and Corruption		
SO2: Policies to address bribery/corruption	Y	Page 38
Political Contributions		
SO3: Policies to address political contributions	Y	Page 48
SO5: Amount paid to political parties/institutions	Y	Page 47
Competition and pricing		
SO6: Anti-trust and monopoly	Y	Page 48
SO7: Preventing anti-competitive behaviour	Y	Page 48, 49
– Product Responsibility, Customer Health and Safety		
Customer health and safety		
PR1: Policy on customer health	Y	Page 43
Responsible drinking	Y	Page 43
Products and Services		
PR2: Policy on product information	Y	Page 43, 45
PR8: Customer satisfaction	Y	Page 23, 24
Customer care-lines	Y	Page 23, 24
New product development	Y	Page 23
Advertising		
PR9: Advertising codes	Y	Page 24
PR10: Number & types of breaches of advertising regulations	Y	Page 24, 25
Respect for Privacy		
PR3: Policy on consumer privacy	NAV	not significant

Assurance Statement



Michael Tuffrey,
co-founder, The Corporate Citizenship Company.

The Corporate Citizenship Company acts as specialist advisers to international corporations that seek to improve their economic, social and environmental performance as good corporate citizens. We have worked with SABMiller since 1999, helping to devise its accountability framework and to manage and report its key impacts.

We have checked and are satisfied that the contents of this report are consistent with underlying records, mainly data provided by operating companies or obtained from audited financial statements. We have assessed the correctness of data trends and received satisfactory explanations where appropriate. We have not verified otherwise unaudited data.

In our opinion the report provides a fair and balanced representation of progress being made applying SABMiller's accountability systems and in living out its mission, values and guiding principles.

The Corporate Citizenship Company
www.corporate-citizenship.co.uk
London 9 June 2003

External Commentary
This is SABMiller's sixth annual accountability report. The last two reports have been judged by independent commentators as among the top ten in the world. However, far from becoming easier, the management and reporting of the company's impacts on society are, if anything, becoming more exacting, for two main reasons.

First, the business has changed dramatically since it first started to expand internationally and became the largest emerging markets brewer. This year has seen another step change, to become second largest global brewer by volume through the Miller acquisition. Growth in soft drinks now makes the company the sixth largest Coca-Cola bottler. The difficulty in seeking to enhance social impact while managing such massive internal change is not to be underestimated. Second, looking outwards, the role of international business remains centre-stage in discussions of sustainable development, but trust in companies, at least among some audiences, is lower than ever. The result is a growing call for greater accountability.

SABMiller's accountability approach is well placed to address both challenges. Management is clear that its accountability is first to those who own the company and risk their capital to finance its operations, and second to its corporate purpose, as set out in the mission, values and guiding principles. Both offer a firm basis for performance measurement and are the foundations on which are built this Corporate Accountability Report, the accompanying Annual Report and the additional material available on-line.

I believe this year's report presents further progress made with living out SABMiller's corporate values and guiding principles. It makes explicit the company's approach to the concept of sustainable development and describes how it is positively contributing on the big issues where it operates, such as poverty, HIV/AIDS and water.

This year's report shows continuing progress in reducing environmental impacts and addressing many of the key social impacts including the dangers from misuse of alcohol. The group's economic impact is larger than ever, for me symbolised by the huge contribution made to government revenues – an absolutely vital contribution to the funding of fundamental public services in some countries. The scope of the accountability process has also increased, with new issues such as biodiversity and new measures including the management approach to human resources.

Despite this good progress, two or three years of accountability trend data is now showing that in some areas performance is, at best, standing still – examples include training, diversity in employment and health and safety. In other cases, the need is to replicate instances of good practice across all major markets.

Looking forward, I believe two main priorities face SABMiller as it continues to advance its accountability practice. First, building out from its own good performance, it needs to focus more on its indirect influence among suppliers and those who sell or consume its products, addressing issues such as labour standards, product transportation and packaging waste. Second, given external calls for greater corporate accountability, the group should systematise its approach to stakeholder engagement, at both local and corporate levels, recording their views and explicitly including legitimate concerns in decision-making processes.

Mike Tuffrey

Michael Tuffrey
Michael Tuffrey co-founded The Corporate Citizenship Company in 1997, having previously worked with companies on their social responsibility practices for a decade. A chartered accountant by profession, he also edits the international journal, *Corporate Citizenship Briefing*.

Contacts

Comments and Feedback on this Report should be mailed, faxed or e-mailed to:
Alison Ramsden
group corporate accountability manager
SABMiller plc

Offices at:
2 Jan Smuts Avenue
Braamfontein
South Africa 2017

Postal address:
PO Box 1099
Johannesburg
South Africa
2000
Telephone +27 11 407 1716
Telefax +27 11 339 2389
E-mail alison.ramsden@sabmiller.com

This Corporate Accountability Report is published as a companion document to the SABMiller plc Annual Report 2003. Both are also available on the corporate website: www.sabmiller.com.

Main external websites – as referred to in text

AA1000	http://www.accountability.org.uk/aa1000/default.asp
AccountAbility	http://www.accountability.org.uk/
Beer Institute	http://www.beerinstitute.org/
BiE Index of Corporate Environmental Engagement	http://www.bitc.org.uk/environment
Bureau of Alcohol, Tobacco, Firearms and Explosives	http://www.atf.treas.gov/
Business for Social Responsibility	http://www.bsr.org/
Climate Leaders	http://www.epa.gov/climateleaders/
Commonwealth Business Council Corporate Governance Principles	http://www.cbcglobal.org
DEFRA Business and Biodiversity Guidelines	http://www.defra.gov.uk/environment/envrp/links.htm
Dow Jones Sustainability Index	http://www.sustainability-index.com/
Federal Trade Commission	http://www.ftc.gov/
Financial Mail	http://www.fm.co.za
FTSE/JSE SRI Index	http://ftse.jse.co.za/sri/
FTSE4Good Index	http://www.ftse4good.com/
Global Reporting Initiative	http://www.globalreporting.org/
Green House Gas Protocol	http://www.ghgprotocol.org/
Hazard Analysis Critical Control Point (HACCP)	http://vm.cfsan.fda.gov/~lrd/haccp.html
Industry Association for Responsible Alcohol Use	http://www.ara.co.za
International Business Leaders' Forum	http://www.iblf.org/
International Center for Alcohol Policies	http://www.icap.org/
International Standards Organisation	http://www.iso.ch/
Investor Relations Society	http://www.ir-soc.org.uk
Kyoto Protocol	http://unfccc.int/index.html
National Minority Supplier Development Council	http://www.nmsdcus.org/
National Occupational Safety Association	http://www.nosa.co.za
OECD Guidelines for Multinational Enterprises	http://www.oecd.org
Ramsar Convention on Wetlands	http://www.ramsar.org/
RECLAIM	http://www.aqmd.gov/reclaim/reclaim.html
SustainAbility	http://www.sustainability.com
U.S. Department of State	http://usinfo.state.gov/
United Nations Environment Programme	http://www.unep.org
United Nations Food and Agriculture Organisation	http://www.fao.org/
Universal Declaration of Human Rights	http://www.un.org/Overview/rights.html
UNAIDS	http://www.uuaids.gov
Wisconsin Glass Ceiling Commission	http://www.dwd.state.wi.us/glassc
WaterAid	http://www.wateraid.org.uk/
World Bank	http://www.worldbank.org
World Conservation Union	http://www.iucn.org/
World Health Organisation	http://www.who.org
World Resources Institute	http://www.wri.org
[illegible] Development	http://www.johannesburgsummit.org/


SAB
MILLER

The paper used in the document is produced in a mill with both
EMAS and ISO 14001 accreditation. It is made from pulps harvested
in sustainable forests without the use of chlorine.


SAB
MILLER

SABMiller plc
Notice of Annual General Meeting 2003

SABMiller plc

This document is important and requires your immediate attention

Please read it straight away. If you have any doubts about what action you should take, contact your stockbroker, financial adviser, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all of your shares in SABMiller plc you should pass this document, and the associated PROXY FORM, to the person through whom you made the sale or transfer, for transmission to the purchaser or transferee.

SABMiller plc

Incorporated in England and Wales under the Companies Act, 1985

Registered number 3528416

Letter from the Chairman

SABMiller plc
Incorporated in England and Wales
(Registered Number 3528416)

Registered office: Dukes Court, Duke Street,
Woking, Surrey GU21 5BH, England
Telephone: +44 1483 264 000 Telefax: +44 1483 264 117

Dear shareholder
I have great pleasure in extending an invitation to you to the fifth Annual General Meeting ("AGM") of SABMiller plc, to be held in the Grand Ballroom, Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY at 11.00 am on Wednesday, 30 July 2003.

You will find with this letter the following documents:

- The Notice of Meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting or to vote by post.
- Voting forms (proxy/voting instruction).

A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual (and summarised in the accompanying notes on pages 6 and 7). CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) (a "VSP"), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

A copy of the Annual Report and Accounts for financial 2003, which includes the Directors' Remuneration Report, is also enclosed.

If you are unable to attend, you will be able to exercise your right as a shareholder to take part in the governance of SABMiller plc by completing, signing and returning the applicable voting form in good time before the AGM.

Yours truly



J Meyer Kahn
Chairman

9 June 2003

Notice of Annual General Meeting

Notice is hereby given that the 2003 Annual General Meeting of SABMiller plc (the "Company") will be held at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 am on Wednesday, 30 July 2003, for the following purposes:

Ordinary business

1. To receive and adopt the financial statements for the year ended 31 March 2003, together with the reports of the directors and auditors thereon.
2. To receive and, if thought fit, to approve the Directors' Remuneration Report 2003 contained in the report and accounts for the year ended 31 March 2003.
3. To elect Mr G C Bible as a director of the Company.
4. To elect Mr L C Camilleri as a director of the Company.
5. To elect Ms N J De Lisi as a director of the Company.
6. To re-elect Lord Fellowes as a director of the Company.
7. To re-elect Lord Renwick as a director of the Company.
8. To confirm the proposal by the directors for the declaration of a final dividend of 18.5 US cents per ordinary share in respect of the year ended 31 March 2003 payable on 8 August 2003 to shareholders on the register of members at the close of business on 11 July 2003 in South Africa and the United Kingdom.
9. To consider the following resolution, special notice having been received of the intention to propose the resolution as an ordinary resolution:

   To re-appoint PricewaterhouseCoopers LLP as auditors of the Company (having previously been appointed by the board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine the remuneration of the auditors.

Special business

To consider as special business and, if thought fit, pass the following resolutions which will be proposed as to resolution 10 as an ordinary resolution and as to resolutions 11, 12, 13 and 14 as special resolutions:

10. That subject to and in accordance with Article 12(b) of the Company's articles of association and Section 80 of the Companies Act 1985, the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously reviewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring on 30 July 2008 (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$33,293,420 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period).
11. That subject to and in accordance with Article 12(c) of the Company's articles of association and section 89 of the Companies Act 1985, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring on 30 July 2008 (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$4,994,013 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period).

12. That the Company is hereby unconditionally and generally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.10 each in the capital of the Company provided that:
    (a) the maximum number of ordinary shares hereby authorised to be purchased is 99,880,261 (representing 10% of the issued ordinary share capital of the Company as at 31 March 2003);
    (b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is US$0.10;
    (c) the maximum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to not more than 105% of the average of the market value for such share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the share is contracted to be purchased;
    (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 30 October 2004 if earlier; and
    (e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own shares in pursuance of any such contract.
13. That the contingent purchase contract between the Company and SABMiller Finance B.V. (previously called South African Breweries International (Finance) B.V.), providing for the Company to have the right to purchase up to 116,000,000 of its own ordinary shares be and is hereby approved and authorised for the purposes of Section 165 of the Companies Act 1985, and the Company be and is hereby authorised to enter into such contract, but so that the approval and authority conferred by this special resolution shall expire on 30 January 2005.
14. That the articles of association produced to the meeting and initialled by the Chairman for the purposes of identification be and they are hereby adopted as the new articles of association of the Company in substitution for and to the exclusion of all existing articles of association.

By order of the board



A O C Tonkinson
Company Secretary

Registered Office:
Dukes Court, Duke Street, Woking,
Surrey GU21 5BH

9 June 2003

Notes

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting.
2. Registered holders of ordinary shares are entitled to attend and vote at the above mentioned meeting. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the United Kingdom section of the register of members of the Company, 48 hours before the time for which the meeting is called, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such authority must be deposited at the office of the registrars not later than 11.00 am (London time) on 28 July 2003. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU. Shareholders registered in the South African section of the register who hold certificated ordinary shares should return the form of proxy to Computershare Investor Services Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107.
4. Beneficial owners of ordinary shares contained in the South African section of the register ("beneficial owners") who have immobilised their holdings of ordinary shares in the context of STRATE and are holding such shares through a Central Securities Depositary Participant ("CSDP") or broker, who do not wish to attend the meeting in person, should timeously provide their CSDPs or brokers with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.
5. If you submit your proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by our Registrars, Capita Registrars, (ID RA10) by no later than 11.00 am on 28 July 2003. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST.

   CREST members and, where applicable, their CREST sponsor or VSP should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or VSPs are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

6. Copies of the contracts of service of directors (unless expiring, or determinable by the Company without payment of compensation, within one year) will be available for inspection at the registered office of the Company during normal business hours from the date of this Notice until the date of the Annual General Meeting, and at the place of the meeting from 9.00 am on the day of the meeting until the conclusion of the meeting.

Explanatory notes to resolutions for AGM

Resolution 1

The directors must present to shareholders at the Annual General Meeting the financial statements for the year ended 31 March 2003 together with the reports of the directors and auditors. These are contained within the Annual Report and Accounts.

Resolution 2

The board seeks shareholder approval of the Directors' Remuneration Report 2003 which is included at pages 47 to 57 in the Annual Report and Accounts, which are enclosed with this Notice.

Resolutions 3, 4 and 5

The articles of association of the Company provide that a director appointed by the board since the date of the last AGM holds office until the next AGM and is then eligible to stand for election. Mr Bible, Mr Camilleri and Ms De Lisi were all appointed as directors on 1 August 2002 and now stand for election by the shareholders. Biographical details of Messrs Bible and Camilleri and Ms De Lisi are set out in Appendix 1 to this notice.

Resolutions 6 and 7

The nomination committee has determined, in accordance with its decision in 2000 and practice during the past three years, that it is appropriate for one-third of the directors to retire and offer themselves for re-election at each Annual General Meeting. Accordingly, Lord Fellowes and Lord Renwick will retire at the Annual General Meeting and will offer themselves for re-election. Biographical details of these two directors are set out in Appendix 1 to this notice.

Resolution 8

A final dividend can only be paid after it has been approved by the shareholders. A final dividend of 18.5 US cents per ordinary share is recommended by the directors for payment to shareholders who are on the Register at the close of business on 11 July 2003 in South Africa and in the United Kingdom, and, if approved, the date of payment of the final dividend will be 8 August 2003.

Resolution 9

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 21 February 2003, and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. The Company has received special notice of the resolution to appoint PricewaterhouseCoopers LLP and the resolution will be proposed as an ordinary resolution. This resolution also gives authority to the directors to determine the auditors' remuneration.

Resolution 10: Authority to allot shares and
Resolution 11: Authority to disapply pre-emption rights

The board presently has in place the following authorities granted by Article 12 of the Company's articles of association:

(a) an authority enabling the board to allot, for the purposes of Section 80 of the Companies Act 1985 (the "Act") ordinary shares up to an aggregate nominal value of US$28,029,610 (representing approximately 33% of the Company's issued ordinary share capital

as at 31 March 2002) (the "Section 80 Authority"); and
(b) an authority disapplying Section 89 of the Act to allot shares for cash in certain circumstances other than pro rata to all shareholders (the "Section 89 Authority").

The Section 80 Authority and the Section 89 Authority are due to expire on 31 July 2007 (unless previously renewed, varied or revoked by the Company in general meeting). The board considers it advantageous to adopt the practice whereby the Section 80 Authority and the Section 89 Authority are renewed each year on a rolling five-year basis, giving both authorities an equal duration. This will assist the Company in giving certainty and flexibility to its financing arrangements. In this way the Section 80 Authority proposed in **Resolution 10** will expire on 30 July 2008 (unless previously renewed, varied or revoked by the Company in general meeting) and will give authority to the directors to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of US$33,293,420, which represents approximately 33% of the Company's issued ordinary share capital as at 31 March 2003. Although the directors have no present intention of exercising this authority, it provides them with what they believe is an appropriate level of authority for ongoing purposes.

Similarly, the Section 89 Authority proposed in **Resolution 11** as a special resolution will expire on 30 July 2008 or on any earlier expiry of the Section 80 Authority. **Resolution 11** contains a disapplication of the statutory pre-emption rights that exist for shareholders under Section 89(1) of the Act in respect of issues of shares or other equity securities or cash. The disapplication is, however, limited to offers of securities pro rata to existing shareholders (subject to any fractional entitlements) except for a small general disapplication to provide the directors with opportunities to issue shares or other equity securities for cash otherwise than pro rata to existing shareholders if they consider this appropriate. The maximum nominal amount of shares, which can be issued pursuant to the disapplication will be US$33,293,420. The general disapplication, in respect of shares being issued for cash otherwise than pro rata to existing shareholders, is limited to shares having a maximum nominal amount of US$4,994,013, which represents 5% of the Company's issued ordinary share capital as at 31 March 2003.

Resolution 12

The Company's articles of association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. **Resolution 12** will be proposed as a special resolution for the purpose of seeking general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 99,880,261 ordinary shares of US$0.10 each in the capital of the Company with a stated upper limit on the price payable which reflects the requirements of the Listing Rules. The total number of ordinary shares that may be issued on the exercise of outstanding options as at 31 March 2003 is 17,642,129 which represents approximately 1.8% of the issued share capital at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 2% of the issued share capital as at 31 March 2003. Purchases pursuant to the proposed authority would only be made after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the Company and its shareholders. The directors consider that it is prudent to obtain the proposed authority, although the board does not yet have the intention to prosecute this strategy.

Resolution 13

Resolution 13 is a special resolution to approve the terms of a contingent purchase contract (the "Contingent

Purchase Contract") between the Company and SABMiller Finance B.V. (formerly South African Breweries International (Finance) B.V.), a draft of which will be produced to the AGM and signed for the purposes of identification by the Chairman. The Contingent Purchase Contract must be approved by the shareholders in accordance with Section 165 of the Act before it is entered into. It may be entered into within 18 months of receiving shareholder approval but will only be entered into if the Company decides to repurchase and cancel the non-voting convertible shares held by Safari Limited, a company incorporated in Jersey which is owned by a charitable trust not connected with the company ("Safari").

Approval of the Contingent Purchase Contract was previously obtained from the shareholders on 8 December 1999, on 30 July 2001 and thereafter again on 31 July 2002. The 18 month period following the last approval during which the Contingent Purchase Contract may be entered into is due to expire on 31 January 2004, before the date of the next Annual General Meeting. **Resolution 13** renews that authority for a further 18 month period.

The Contingent Purchase Contract, if entered into, will give the Company the right, but not the obligation, to acquire the shares over which SABMiller International Finance B.V. has rights under an amended and restated option agreement dated 27 September 2002 between Safari and SABMiller International Finance B.V. (the "Option Agreement") at any time prior to the expiry of the Contingent Purchase Contract (which is 36 months from the last date of execution of the Option Agreement or earlier termination of such agreement). The price payable by the Company to SABMiller International Finance B.V. under the Contingent Purchase Contract will be equal to the number of shares to be acquired multiplied by the mid-market price of ordinary shares prevailing at the close of business on the dealing day before a repurchase notice is received by SABMiller International Finance B.V. The Company's exercise of its right in relation to shares under the Contingent Purchase Contract is conditional on it having sufficient distributable reserves out of which to purchase those shares.

Resolution 14

The Companies Act 1985 (Electronic Communications) Order 2000 (the "Order") allows, notwithstanding any restrictions in the Company's articles of association, certain documents to be sent to shareholders electronically to a number or address supplied by the shareholder for this purpose. The Order also allows an appointment of a proxy to be sent electronically to the Company. Our current articles of association do not reflect the underlying legal position and the Company proposes to adopt new articles of association in order to facilitate the use of electronic communications generally, but only for those shareholders who wish to receive and send communications in this way. The Company also proposes to take this opportunity to update its articles of association generally to reflect changes to the legal and regulatory regime in the UK, in particular the enactment of the Financial Services and Markets Act 2000 and the introduction of regulations making changes to the administrative process for registering uncertificated shareholdings. The new articles of association also reflect the change of name from Philip Morris Companies Inc. to Altria Group, Inc. The new articles of association will be on display before the meeting.

Appendix 1

Short biography of new directors

All of the new non-executive directors seeking election – Messrs Bible and Camilleri and Ms N De Lisi – joined the board of SABMiller plc in August 2002, following the transaction between SAB and Altria Group, Inc. (formerly known as Philip Morris Companies Inc.) regarding Miller Brewing Company.

Geoffrey C Bible (65)

FCA (Aust) ACMA (UK)

Chairman of the board of Altria Group, Inc., until his retirement in August 2002, and Chief Executive Officer until April 2002 having been elected Chairman of the board and Chief Executive Officer in February 1995. He had previously served as President and Chief Executive Officer of the Corporation since June 1994, having been appointed to the board of directors in May 1994. He is also a member of the board of directors of News Corporation Ltd.

Louis C Camilleri (48)

BA (Economics & Business Administration)

Chairman and Chief Executive Officer of Altria Group, Inc. since August 2002, having been President and Chief Executive Officer of Altria Group, Inc. since April 2002 and previously serving as Senior Vice President and Chief Financial Officer of the Corporation since November 1996. He is also Chairman of the Board of Directors of Kraft Foods Inc.

Nancy J De Lisi (52)

BA (Psychology) MPA (Masters of Professional Accounting)

Senior Vice President Mergers and Acquisitions Altria Group, Inc. Ms De Lisi joined the company in 1985 and previously held positions within the Corporation as Vice President Finance & Treasurer, Treasurer, Vice President Treasurer International and Assistant Treasurer.

Ms De Lisi is a member of the SABMiller plc Audit Committee.

Short biographies of directors proposed for re-election

Non-executive director
Robert Fellowes (61)

Chairman of Barclays Private Banking and Degrémont UK. Lord Fellowes was Private Secretary to the Queen from 1990 till 1999, having joined the Royal Household in 1977, from a career in the London money market. He also chairs the Prison Reform Trust and is a Trustee of the Rhodes Trust. He was appointed to the board in 1999.

Lord Fellowes is Chairman of the SABMiller plc Corporate Accountability and Risk Assurance Committee and sits on three further committees – Audit, Remuneration and Nomination.

Non-executive director
Robin William Renwick (65)

MA

Vice Chairman, Investment Banking, J.P. Morgan Europe, Chairman of Fluor Limited and a director of British Airways plc, Compagnie Financière Richemont and BHP Billiton plc. Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He joined the board in 1999.

Lord Renwick is Chairman of the SABMiller plc Remuneration Committee and of the Nomination Committee.

Appendix 2

Important notes about the Annual General Meeting

Date
Wednesday, 30 July 2003 at 11.00 am

Venue
The Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY.

Timing
The AGM will start promptly at 11.00 am. Shareholders wishing to attend are advised to be in the venue no later than 10.45 am. The reception area will be open from 9.30 am, from which time refreshments will be served.

Travel information
The outline map on the reverse of these notes indicates the location of the Hotel InterContinental London relative to underground stations. Taxis are usually available from these stations. There is a car park beneath the hotel, available to attendees for a charge. The location of other car parks is indicated on the map.

Admission
Shareholders are asked to register at the registration desk in the Grand Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

Security
There will be a security check in the Grand Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the AGM, as they will delay admission.

We ask you also not to bring cameras, lap-top computers or tape recorders. Mobile phones should be switched off from admission for the duration of proceedings.

Facilities
The Grand Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM, or on related matters, are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

Queries about the AGM
If you have any queries about the AGM, please telephone (+44) (0)1483 264125 in Woking, (+44) (0)20 7659 0162 in London or (+27) (0)11 407 1762 in Johannesburg.

How to get there


Selfridges
OXFORD STREET
MARBLE ARCH
BOND STREET
OXFORD STREET
NEW BOND STREET
HANOVER STREET
NORTH ROW
ROAD
BROOK STREET
REGENT STREET
CONDUIT STREET
SAVILE ROW
GROSVENOR
UPPER BROOK ST
American Embassy
GROSVENOR STREET
BRUTON PL
BRUTON ST
NEW BOND STREET
SQUARE
UPPER GROSVENOR ST
MAYFAIR
CORK ST
PICCADILLY CIRCUS
BERKELEY SQUARE
BRUTON LA
OLD BOND STREET
Royal Academy of Arts
PARK LANE
SOUTH AUDLEY STREET
MOUNT STREET
Simpsons
HILL STREET
BERKELEY STREET
DOVER STREET
Fortnum & Masons
PICCADILLY
CHARLES STREET
STRATTON STREET
GREEN PARK
ARLINGTON ST
ST JAMES'S
ST JAMES'S ST
HYDE PARK
CURZON STREET
BOLTON ST
PALL
HERTFORD ST
Japanese Embassy
Hotel InterContinental London
HYDE PARK CNR
KNIGHTSBRIDGE
HYDE PARK CORNER
CONSTITUTION HILL
GROSVENOR CR
GROSVENOR PLACE
KNIGHTSBRIDGE
SLOANE ST
Harrods
BIRDCA

By Underground

The nearest tube stations are Green Park and Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY